FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	English Translation of the Document de Référence filed with the Autorité des marchés financiers on December 12, 2005.

Making Every Day

a Better Day

REFERENCE

DOCUMENT

2004 – 2005

This Document de Référence (registration document) was filed with the Autorité des marchés financiers on December 12, 2005, in accordance with Article 212-13 of its general Regulations. It may be used in support of a market transaction if supplemented by an information notice approved by the AMF.

Management report, consolidated Group financial statements and Statutory Auditors’ reports for the years ended August 31, 2003 and 2004.

The following information is included by reference in the present Reference Document:

  Group management report, Group consolidated financial statements and Statutory Auditors’ report on the consolidated financial statements for the year ended August 31, 2004 as presented on pages 90 to 147 of the Reference Document filed with the Autorité des marchés financiers (French financial markets authority) on November 25, 2004 under number D.04- 1542;
  Group management report, Group consolidated financial statements and Statutory Auditor’s report on the consolidated financial statements for the year ended August 31, 2003 as presented on pages 86-128 of the Reference Document filed with the Autorité des marchés financiers (French financial markets authority) on November 28, 2003 under number D.03- 1493.

The information included in these two reference documents, other than that listed above, if necessary, is replaced and/or updated as relevant by the information included in the present Reference Document.

Copies of this document are available on Sodexho Alliance’s website, www.sodexho.com or on the website of the Autorité des marchés financiers, www.amf-france.org.

Contents

A company of choice and a single identity worldwide		5

“Sodexho at 40 years”, by Pierre Bellon		7

Financial highlights 2004-2005		9

Interview with Michel Landel		13

Executive Committee		16

Operational Committee		18

Values for a sustainable Quality of Life		22

A commitment to promoting sustainable development		26
Ö	With our clients	29
Ö	With our customers	31
Ö	With our employees	35
Ö	With our suppliers	38
Ö	With our shareholders	40
Ö	With our host countries	41

Activities at the service of the Quality of Daily Life		46
Food and Management Services
Ö	Business and Industry	48
Ö	Prestige	52
Ö	Defense	55
Ö	Correctional Services	58
Ö	Healthcare	61
Ö	Seniors	65
Ö	Education	70
Ö	Remote Sites	74
Service Vouchers and Cards		78

Corporate governance		82
Ö	The Board of Directors	83
Ö	Executive Compensation for Fiscal 2005	107
Ö	Stock Option Policy	109
Ö	Audit Fees	112
Ö	Principal Shareholders	113

Chairman’s Report		117

Auditor’s Report		128

Risk Management		129
Ö	Risk Factors	130
Ö	Risk Coverage	135

IFRS Transition		137

Shareholder Information		145
Ö	Financial Summary	146
Ö	Investor Relations	150
Ö	Sodexho Alliance Shares	154
	Capital	157

Simplified Organization Chart		158

Controlled Growth		159

Sodexho in the world		162

Financial Report		172

[1966-2006]

40 years
to build global market leadership

It was 40 years ago that contemporary foodservices emerged as a business. The service sector overall, predominant today in the economies of “industrialized” nations, was considered at that time as a third-tier segment of the economy. The epic of remote-site management was getting its start and restaurant vouchers were still to come. A great entrepreneurial adventure of challenge and change awaited Sodexho. This story, now available in a book, is a tribute to the men and women who transformed Sodexho into the world market leader of today.

.

[2006-2015]

A corporate plan
for a new ambition

The world turns and Sodexho evolves anew. The corporate plan, Ambition 2015, evokes the changes needed for the company to enter into this new era. More than 350 managers, from all geographic regions and business segments, took part in defining this common blueprint of ambition and motivation in a spirit of openness and dialogue. With a shared vision and commitment, as we look ahead to 2015, Sodexho employees take up the challenge of strengthening our company's global leadership.

Our stated mission

Improve the

Quality of

Daily Life

A company of choice and
a single identity worldwide

Our company, a leader in our markets, is recognized everywhere for the quality of our work, our exemplary business model, our ethical principles and the strength of our commitments. Our worldwide brand policy supports this reputation. A key factor in loyalty and motivation, the Sodexho brand carries a message of professionalism and commitment for our clients, customers, employees and shareholders alike. It communicates our values to all of our stakeholders.

Ethical

principles

Trust- Respect for people - Transparency

at work

Business integrity

every day

FOOD AND MANAGEMENT SERVICES	No. 1*	WORLDWIDE

SERVICE VOUCHERS AND CARDS	No. 2	WORLDWIDE

PRESENT IN	76	HOST COUNTRIES

ON 5 CONTINENTS	26,700	SITES

WORLDWIDE	324,000	EMPLOYEES

* Excluding concessions		Source: Sodexho

"The competitive edge and sustainable success of a company are directly proportional to the identification with its values by those who manage it and their ambition, courage and skill."

Sodexho at 40 years

“A new chapter in the story of our Group begins, and a new generation of managers takes up the challenge led by Michel Landel, CEO, starting September 1, 2005. On this momentous occasion, as Sodexho enters into a new era, it seemed appropriate to recount the company's history, to review its successes (and its setbacks), the better to understand the philosophy and values that have molded its culture and the broad strategic choices that have driven its growth.

This labor of love delves deep into the heart of Sodexho. With the help of Corporate Communications, a team of historians has had free access to the archives that hold the written records of the different stages in the development of the company. Interviews were conducted with more than 100 current and former managers who had been with the company at least ten years. Interviews included all levels of operations in every activity in a number of countries. This "oral" record was particularly valuable, notably in writing our history.

In 1966, I founded Sodexho in Marseilles. As I have often said, "we built Sodexho together." Over the last 40 years, our group has enjoyed exceptional growth. Since 1966, revenues have been multiplied by 11,200, and net income by 7,300, which is equal to an average annual growth rate of 27 percent for revenues, and 26 percent for net income. We are now present in 76 countries, and employ 324,446 people. We are currently leading worldwide in most of our business segments.

I want to extend my heartfelt thanks to all those who have stood by me in this grand enterprise – above all, the thousands of men and women working on the frontline, who each day are living our mission: improve the quality of daily life. Their skills and devotion have always made the difference in ensuring the satisfaction and loyalty of our clients and customers. Indeed, speaking of loyalty, I also wish to extend my gratitude to all of our clients and shareholders who have supported Sodexho throughout the years.”

Pierre Bellon
 Chairman and Founder, Sodexho Alliance

It all started in Uncle Fernand's warehouse. Pierre Bellon began his career in his family’s company supplying Marseilles’ maritime industry. However, he felt that the market was uncertain and decided to set up his own company. After moving into his Uncle Fernand's warehouse, he tried his hand at delivering meals to various enterprises around Marseilles. Business was tough in those days, but the young entrepreneur was determined and he was certain that the quality of catered company meals could be improved. Sodexho was founded in 1966. One year later, the name of this startup had already crossed the Atlantic.

In the early 1970s, things were moving fast for Sodexho. From Europe to Latin America, in Tahiti and the Middle East, Sodexho was building its network. At the beginning of the 1980s, the company was present in 35 countries, with 55% of its sales outside of France. Growth was also driven by expansion into new client segments – education, healthcare and remote sites – and diversification into a new business: restaurant vouchers. In 1983, after its initial public offering on the Paris Bourse, Sodexho accelerated its move abroad with new business in North and South America, Russia and Central Europe. In 1992, Sodexho achieved the number 4 position worldwide in foodservice, with nearly 50,000 employees. But the winds of change were increasing and in the foodservice business, as elsewhere, mergers were increasingly common. In 1995, Sodexho departed from a strategy of 30 years of focusing on organic growth and entered into acquisitions that would lead to world market leadership and the number 1 position in North America. Today, Sodexho employs more than 324,000 people and is present in 76 countries. The story goes on…

Financial highlights

2004-2005

11.7 billion euro in revenues

324,000 employees at 26,700 sites

Present in 76 host countries

CONSOLIDATED REVENUES

	€ millions	USD millions*
2000-2001:	11,943	10,554
2001-2002:	12,612	11,488
2002-2003:	11,687	12,490
2003-2004:	11,494	13,855
2004-2005:	11,672	14,854
* Calculated at the average exchange rate for fiscal 2004-2005: 1 euro = 1.272592 dollar.

For fiscal 2005, consolidated revenues of 11.7 billion euro were 1.5% higher than in the prior year. Organic growth was 4.3% .

REVENUES BY REGION

North America	43%
Continental Europe	35%
United Kingdom and Ireland	11%
Africa, Asia and Pacific Rim	7%
Latin America	4%

REVENUES BY ACTIVITY

Food and Management Services			98%

•	Business and Industry	39%
•	Defense	3%
•	Correctional Services	2%
•	Healthcare	18%
•	Seniors	6%
•	Education	24%
•	Remote Sites	6%
Service Vouchers and Cards			2%

The Service Vouchers and Cards activity represents 2% of consolidated revenues. However, issue volume (i.e., the aggregate face value of the vouchers) totaled 5.3 billion euro.

NUMBER OF EMPLOYEES

2000-2001: 313,469
2001-2002: 315,141
2002-2003: 308,385
2003-2004: 312,975
2004-2005: 324,446

NUMBER OF OPERATING SITES

2000-2001: 24,325
2001-2002: 24,681
2002-2003: 23,873
2003-2004: 24,866
2004-2005: 26,634

EMPLOYEES BY REGION

North America	37%
Continental Europe	27%
United Kingdom and Ireland	15%
Africa, Asia and Pacific Rim	11%
Latin America	10%

EMPLOYEES BY ACTIVITY

Food and Management Services			99%

•	Business and Industry	42%
•	Defense	4%
•	Correctional Services	1%
•	Healthcare	14%
•	Seniors	3%
•	Education	26%
•	Remote Sites	7%
•	Shared structures	2%
Service Vouchers and Cards			1%

EBITA

	€ millions	USD millions*
2000-2001:	586	518
2001-2002:	528	481
2002-2003:	514	549
2003-2004:	515	621
2004-2005:	530	674

* Calculated at the average exchange rate for fiscal 2004-2005: 1 euro = 1.272592 dollar.

EBITA totaled 530 million euro. The EBITA margin was 4.5%, slightly up on fiscal 2003-2004.

NET FINANCIAL DEBT TO SHAREHOLDERS’ EQUITY

(includes minority interests)

2000-2001:	62%
2001-2002:	56%
2002-2003:	52%
2003-2004:	41%
2004-2005:	27%

Net financial debt of 572 million euro decreased by 335 million euro from the prior year.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

	€ millions	USD millions*
2000-2001:	410	362
2001-2002:	391	356
2002-2003:	390	418
2003-2004:	451	544
2004-2005:	426	542
* Calculated at the average exchange rate for fiscal 2004-2005: 1 euro = 1.272592 dollar.

GROUP NET INCOME

	€ millions	USD millions*
2000-2001:	138	122
2001-2002:	183	167
2002-2003:	162	174
2003-2004:	183	221
2004-2005:	159	202
* Calculated at the average exchange rate for fiscal 2004-2005: 1 euro = 1.272592 dollar.

Group net income was 159 million euro, including a negative impact of 38 million euro resulting from the resolution of the litigation in the United States.

DIVIDENDS PAID

	€ millions	USD millions*
2000-2001:	89	79
2001-2002:	97	88
2002-2003:	97	104
2003-2004:	111	135
2004-2005:	**119	**145
* Calculated at the average exchange rate for fiscal 2004-2005: 1 euro = 1.272592 dollar. **Subject to approval at the Annual Shareholders’ Meeting, January 31, 2006.

The Board of Directors has recommended the payment to shareholders of a dividend per share of 0.75 euro.

EARNINGS PER SHARE (in euro)

2000-2001:	1.00
2001-2002:	1.15
2002-2003:	1.02
2003-2004:	1.15
2004-2005:	1.00

Interview with Michel Landel

NOVEMBER 15, 2005

As of September 1, 2005, Pierre Bellon continues as Chairman of Sodexho Alliance's Board, which has entrusted to you the position of CEO. In what spirit have you entered this next phase of the company's history?

I bring the same passion and enthusiasm that I have had throughout my more than twenty years with Sodexho. The challenge is inspiring and fully measures up to Pierre Bellon's ambitions for the company that he created and propelled to the status of world market leader in Food and Management Services. Today, we are indeed fortunate to be writing a new page in Sodexho's story, driven by a mission to improve the quality of daily life and strong values shared throughout our company. Team spirit, service spirit and spirit of progress remain the foundation on which we are building Sodexho's future.

Does that mean you believe in continuity?

If continuity means a willingness to act with boldness, creativity and a desire to progress, to question preconceptions and sense the opportunities that have helped make Sodexho so successful… the answer is yes!

What is your analysis of fiscal year 2004-2005?

Our results are in line with our objectives, reflecting the healthy state of the company. The fiscal year saw significant investment in commercial development and for training and rollout for our client retention program, Clients for Life®. We achieved strong progress in Healthcare, continuing growth in Education, new multiservice business development and an excellent performance by our Service Vouchers and Cards business – results made possible through the daily commitment of our employees.

What do you see as your principal challenges?

To reinforce our leadership position and continue to accelerate organic growth, we face five challenges:

We have to refocus on putting our clients and customers at the center of everything we do, to deliver maximum added value with each of our actions.

We must develop a stronger, more proactive sales culture, relying on our innovative, profitable offerings to expand our range of services at existing sites as well as to attract new clients.

     To make Sodexho the chosen partner of our clients and customers, we have to enhance our competitiveness at all levels by looking for every possible means of improvement and turning our size into a true competitive advantage.

Our fourth challenge involves improved control of risks through reinforcement of internal controls and the widespread deployment of best practices.

Finally it is critical that we increase our capacity to attract, train and retain the talent that will ensure our development, while integrating the numerous cultures that are a source of richness, strength and diversity for our company.

What are you doing to institute these changes?

I wanted to increase the participation of operational management on Sodexho’s Executive Committee which we did through the addition of five chief operating officers. Furthermore, with the key role of innovation in our service offer and the increasing importance of purchasing throughout the company, we created a central marketing department.

Are you planning to change Sodexho's strategy?

Why change a strategy that has shown its effectiveness? We want to offer our clients and customers all the services that improve their quality of their daily life. Given our considerable market potential, our expert and motivated employees, a unique worldwide network, highly competitive positions, particularly in the high growth markets of Healthcare, Seniors, Education and Defense, an excellent financial model and independence ensured through a stable shareholder base…we have all the strengths to be their long-term partner of choice.

What recent success stories make you particularly proud?

•     Foremost, the professionalism and enthusiasm of our teams have enabled us to win contracts in all of the countries where we are present. Let me cite just a few examples: Our major accounts now include the hospitality contract for the Rugby World Cup 2007, which will be held in France and Great Britain. In addition, the New York City Health and Hospitals Corporation awarded us a contract for the management of 16 of their sites (approximately 9,000 beds), one of the largest contracts ever signed in Healthcare. Sodexho Pass also set a new record in signing a significant contract with Poland's biggest mining company, Coal Mine Holding: gift vouchers, delivered last summer to 71,195 employees in recognition of their performance.

Concerning multiservice contracts, Goro Nickel in New Caledonia awarded Sodexho responsibility at its new plant for several different services, ranging from food to maintenance to mailroom to laundry. Some 394 Sodexho employees, serving 4,200 customers daily, are involved in the project. Over 95 percent of the value of this contract will benefit the local economy. Moreover, 300 people will be trained and 50 percent of management positions will eventually be filled by people from the regional population.

•     I take special pride in knowing that we contribute to the sustainable development of local economies. Indeed, we maintain numerous initiatives including, for example, supporting the development of micro-enterprises in Peru and in Laos. In parallel, STOP Hunger, our program in the fight against malnutrition, is now deployed in 17 countries, in cooperation with some 60 non-governmental organizations (NGOs). Last September, Sodexho came to the aid of people affected by the hurricane in Louisiana, distributing 528,000 meals. Our commitment, which follows naturally from our ethical principles, was recognized by the listing of Sodexho Alliance in two social responsibilty indices: the Dow Jones Sustainability World Index (DJSI World) and the DJSI Stoxx Europe index.

Do you have a dream for Sodexho?

Making every day a better day – for our clients, customers, employees, shareholders, and all of the local communities in the countries where we are present. It is the motivation, passion and talent of the 324,000 people who work for Sodexho that will make this dream come true.

Executive Committee

AS OF SEPTEMBER 1, 2005

Led by Michel Landel, the Executive Committee plays a leading role in sharing the corporate vision, defining strategy, overseeing implementation and following operational performance. It puts in place the structures necessary for good governance practices and ensures that each senior manager has a clearly designated successor. The members of the Executive Committee are also "ambassadors" of the corporate brand and participate in promoting it worldwide.

MICHEL LANDEL
 Chief Executive Officer, Sodexho Alliance
President, Executive Committee
President, Sodexho STOP Hunger Association

ELISABETH CARPENTIER
 Group Executive Vice President, Human Resources

PIERRE HENRY
 Group Chief Operating Officer
 Chief Executive Officer, Service Vouchers and Cards

SÎAN HERBERT-JONES
 Group Chief Financial Officer

VINCENT HILLENMEYER
 Group Executive Vice President, Strategic Planning

PHILIP JANSEN
 Group Chief Operating Officer
 Chief Executive, United Kingdom and Ireland
Food and Management Services

NICOLAS JAPY
 Group Chief Operating Officer
 Chief Executive Officer, Universal Sodexho Remote Sites
 Chief Executive Officer, Asia/Australia Food and Management Services

RICHARD MACEDONIA
 Group Chief Operating Officer
 Chief Executive Officer, North America Food and Management Services

JACQUES PETRY
 Group Chief Operating Officer
 Chief Executive Officer, Continental Europe and South America
Food and Management Services

CLODINE PINCEMIN
 Group Executive Vice President, Communications and Sustainable Development

DAMIEN VERDIER
 Group Executive Vice President, Marketing

Operational Committee

AS OF SEPTEMBER 1, 2005

The Operational Committee transforms strategic decisions into action plans and mobilizes the teams necessary for deployment. Each member also has a mission to share information, transfer best practices and strengthen adherence to group values.

RICK BROCKLAND
 President, Education, United States
Food and Management Services

JOHN BUSH
 President, Canada and Mexico
 President, Defense, and River and Harbor Cruises, United States
Food and Management Services

ELISABETH CARPENTIER
 Group Executive Vice President, Human Resources

GEORGE CHAVEL
 President, Health Care Services, Seniors and Laundry, United States
Food and Management Services

YANN COLEOU
 President, France
 Food and Management Services

LAURENT COUSIN
 Group Senior Vice President, Food Offer, Research and Development
Food and Management Services

PIERRE HENRY
 Group Chief Operating Officer
 Chief Executive Officer, Service Vouchers and Cards

SÎAN HERBERT-JONES
 Group Chief Financial Officer

VINCENT HILLENMEYER
 Group Executive Vice President, Strategic Planning

PHILIP JANSEN
 Group Chief Operating Officer
 Chief Executive, United Kingdom and Ireland
Food and Management Services

NICOLAS JAPY
 Group Chief Operating Officer
 Chief Executive Officer, Universal Sodexho Remote Sites
 Chief Executive Officer, Asia/Australia Food and Management Services

MICHEL LANDEL
 Chief Executive Officer, Sodexho Alliance
President, Executive Committee
President, Sodexho STOP Hunger Association

RICHARD MACEDONIA
 Group Chief Operating Officer
 Chief Executive Officer, North America Food and Management Services

MICHAEL NORRIS
 President, Business and Industry, Vending, United States
Food and Management Services

STEVEN PANGBURN
 Group Senior Vice President Internal Audit

JACQUES PETRY
 Group Chief Operating Officer
 Chief Executive Officer, Continental Europe and South America
Food and Management Services

CLODINE PINCEMIN
 Group Executive Vice President, Communications and Sustainable Development

PATRICK POIREAU
 President, Asia/Australia
Food and Management Services

CHRISTOPHE SOLAS
 President, China
 Food and Management Services

PHILIPPE TAILLET
 Group Senior Vice President, Information Technology

DAMIEN VERDIER
 Group Executive Vice President, Marketing

PHILIPPE VORAZ
 President, South America and Turkey
Food and Management Services

Sustainable

development

Values for
a sustainable quality of life

Sodexho lives by its core values (team spirit, service spirit and the spirit of progress) and its ethical principles (trust, respect for people, transparency and business integrity). Every employee in the Group is expected to share these values and principles, which reflect our commitments and guide us in the daily performance of our work.

Our philosophy
focuses and drives us toward our objectives.

Who we are
Our company is the community of our clients, customers, employees and shareholders. Our purpose is to exceed their expectations.

Our business strategy: organic growth
We continue to focus on achieving organic growth in earnings and revenues, while contributing to the economic development of countries in which we operate.

Our mission
Improve the Quality of Daily Life.

Our objectives

➢	Be recognized by our clients as the benchmark in the services that we provide.
➢	Be the market leader in each of the segments where we provide and develop our foodservice businesses.
➢	Grow our service businesses, beyond food, faster.
➢	Have “desired company” status for the group and its professions.
➢	Attract and retain talent.
➢	Make the Sodexho brand known worldwide.

Our core values

They are the bedrock of our history and sustain our progress.

Service spirit
➢	Clients and customers are at the center of everything we do.
➢	In order to serve them well, on a daily basis, at all levels, we have to demonstrate our availability, our ability to listen, our capacity to anticipate their expectations, our sense of conviviality, our responsiveness to their remarks and our pride in satisfying them.
➢	Sodexho has become a large, worldwide company, but we still remain a local company where each manager in the field is a true entrepreneur, close to their clients and empowered in their decision-making.

Team spirit
➢	It is an absolute need in all of our operations, our business units and administrative offices, as well as in our management committees.
➢	Each person’s skills combine with other team members’ knowledge to help ensure Sodexho’s success. Teamwork depends on the following: listening, transparency, respect for others, diversity, solidarity in implementing major decisions, respect for rules, and mutual support, particularly in difficult times.

Spirit of progress
It makes itself known through:
➢	our will, but also the firm belief that one can always improve on the present situation,
➢	acceptance of the evaluation of one’s performance and to be compared with colleagues in the company, or with competitors,
➢	rejection of fatalism and false alibis for avoiding change…
➢	self-criticism, because understanding one’s successes as well as one’s failures is fundamental to continuous improvement,
➢	a balance between ambition and humility,
➢	optimism, the belief that for every problem there is a solution, an innovation, or some way to progress.

Our ethical principles

They guide us in all of our day-to-day activities.

Trust
A foundation of loyalty between Sodexho and its clients, employees, and shareholders, based on honest, open relations. Trust is one of the cornerstones of operations in our organization.

Respect for people
Humanity is at the heart of our business.
Sodexho is committed to providing equal opportunities regardless of race, origin, age, gender, beliefs, religion, or lifestyle choices.

Improving quality of life means according each person respect, dignity and consideration.

Transparency
This is one of Sodexho’s major principles, and is a constant with all stakeholders: clients, customers, employees and shareholders.

Business integrity
We do not tolerate any practice that is not born of honesty, integrity and fairness, anywhere in the world where we do business.

We clearly communicate our position on this issue to our clients, suppliers, and employees, and expect them to share our rejection of corrupt and unfair practices.

STOP Hunger

The Sodexho Foundation was set up by Sodexho in 1999 to fight hunger and malnutrition in the United States. Since its creation, the Foundation has donated more than five million dollars and received wide recognition for its leadership. Today, 17 countries are involved in four types of initiatives:
-	Encouraging volunteer work: fostering Sodexho employee’s service spirit in support of hunger and relief initiatives in their local communities.
-	Providing training in job and life skills for the chronically unemployed through sharing Sodexho knowledge in culinary skills training, nutrition and food safety.
-	Donating perishable and non-perishable food to relief organizations.
-	Soliciting financial donations: sponsoring and supporting programs to fight hunger and malnutrition.
For more information: www.helpstophunger.org

17 COUNTRIES
currently benefit from STOP Hunger initiatives

Argentina, Australia, Belgium, Brazil, Canada, France, Finland, Germany, Ireland, Morocco, Norway, Netherlands, Poland, Romania, Spain, United Kingdom, United States

Among our actions in 2004-2005
The “Servathon”, organized every year in April in the United States, enabled 30,000 employees to take part in distributing 25,000 meals and donating 100 tons of food. The “Feeding Our Future” operation served healthy meals during the summer vacation to 240,000 children in 17 cities in the United States and five cities in Canada.

In France, Sodexho and Sodexho Pass signed a partnership with “Restos du Coeur” to supply 202,500 meals for the disadvantaged. In Romania, Sodexho Pass is working in partnership with three charitable organizations every month to provide food and basic necessities to families in need.

A commitment to
promoting sustainable development

Sodexho’s sustainable development strategy continues to evolve. It is being extended progressively to all host countries while considering each country’s specific culture and identity in a spirit of dialogue and consultation.

We work to translate our ethical principles into concrete practices, actions and innovations on a daily basis.

Our commitments range from improving nutrition, education and training to helping the development of local economies and protecting the environment. They are presented in the document “Ethical Principles and Sustainable Development Contract” on our website www.sodexho.com.

Indicators are used to monitor our progress and ensure ongoing improvement.

     Sodexho’s commitments and the 10 principles of the UN Global Compact

	Objectives	Commitments	The 10 principles of Global Compact
Sodexho’s Ethical principles	Trust	A foundation of loyalty between Sodexho and its clients, employees, and shareholders.	1. HUMAN RIGHTS – Businesses should support and respect internationally proclaimed human rights.
	Respect for people	Humanity is at the heart of our business.	2. HUMAN RIGHTS – Make sure businesses are not complicit in human rights abuses. 5 – LABOR STANDARDS – Effective abolition of child labor.
	Transparency	A major principle and a constant attitude.	10. ANTI-CORRUPTION – Businesses should work against all forms of corruption, including extortion and bribery.
	Business integrity	We do not tolerate any practice that is not born of honesty,integrity and fairness, anywhere in the world where we do business.
Stakeholders
Clients	Create strong, long- term partnerships	Create value for our clients over the long term, forming the basis for strong, lasting partnerships.
Customers	Improve the quality of daily life	Deliver a range of services thathelp to improve the quality of life for all whose well-being is entrusted to us.
Lead in reducing food safety risks.
Educate children and young adults about the importance of eating right and learning good nutritional habits.
Employees	Encourage a fulfilling professional life	Provide employees with a springboard for personal growth.	4. LABOR STANDARDS - Elimination of all forms of forced and compulsory labor.
Promote diversity and inclusion.	3. LABOR STANDARDS – Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.
6. LABOR STANDARDS - Elimination of discrimination in respect of employment and occupation.
Suppliers	Build balanced, long-term relationships	Pursue a procurement process that guarantees the origins of the products we use.
Strongly encourage suppliers and subcontractors to respect our sustainable development values.
Shareholders	Ensure that all shareholders receive the same information at the same time	Provide all shareholders with the same accurate, clear, transparent information, simultaneously, on a regular basis.
Host countries	Contribute to the economic and social development of our host countries	Support the development of local economies, promoting local hiring, purchasing local products and, in some of the world’s most disadvantagedcountries, supporting initiatives to stimulate local economic growth.
Extend the STOP Hungerprogram to fight hunger and malnutrition.
Help protect the environment.	7. ENVIRONMENT – Businesses should promote a precautionary approach to environmental challenges.
 8. ENVIRONMENT – Undertake initiatives to promote greater environmental responsibility.
9. ENVIRONMENT – Encourage the development and diffusion of environmentally friendly technologies.

A clear commitment to solidarity

Sodexho is a member of the Global Compact, a sustainable development initiative launched by the United Nations in 2000. The Compact invites companies around the world to join together in advancing sustainable development principles and collective action in the areas of human rights, labor and the environment.

Sodexho Alliance is listed in four indices specializing in responsible investment:

-	The Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Stoxx Sustainability Index (DJSI Stoxx – Europe) since September 2005. Sodexho Alliance is listed as “Supersector leader” in the Travel and Leisure category.
-	FTSE4Good Europe since its creation in 2001. The companies in this index are recognized leaders in corporate responsibility.
-	Aspi Eurozone created in 2001 by the Arese agency, made up of 120 companies listed in the euro zone. These companies are recognized for top performance and best practices in keeping with criteria laid down by international institutions.

Sodexho and its commitments
www.sodexho.com
www.sodexhousa.com
www.sodexhodiversity.com
www.sodexhostophunger.org

Global Compact
www.unglobalcompact.org

Global Sullivan Principles
www.globalsullivanprinciples.org

Observatoire sur la Responsabilité Sociétale des Entreprises (Corporate Responsibility Watch)
www.orse.org

Business in the Community
www.bitc.org.uk

Creating strong, long-term partnerships
with our clients

Our client-centered philosophy is the key to the Group’s organic growth. It is therefore essential to create strong, enduring ties with our clients. They are the focus of all our business processes, decisions and initiatives. Our aim is to ensure ongoing improvement in the quality of our services to help them enhance their performance.

Sodexho is committed
to create value for our clients over the long term, forming the basis for strong, lasting partnerships.

Clients for Life®, initiated in the United States, is critical to Sodexho’s client retention efforts and marks an important cultural evolution for our company. It is a systematic, daily approach to continually managing client expectations in the field. The program relies on focused feedback from clients and customers to identify improvement needs, assess actions taken and ensure adoption of best practices. The process is highly dependent upon the involvement of both client and Sodexho management teams.

Clients for Life® was successfully deployed throughout all business areas in the United States. In the United Kingdom and Ireland, the program was launched in healthcare, then introduced in the other business segments with initial results this year. In Continental Europe, Belgium, France, Italy, Spain and Sweden have allocated full time resources to retention activities and other European countries are beginning to implement action plans.

Listening to our clients every day plays a major role in forming sustainable partner relationships. In-depth surveys and polls, often conducted by independent agencies, are regularly used to measure client satisfaction. The findings are analyzed to adapt our service offers to our clients’ changing needs.

Our ongoing commitment to improving the quality of life in client organizations and contributing to their success has been recognized through numerous awards.

2004-2005 Awards

United States
Sodexho received the VHA Service Excellence Award and the VHA Supplier Excellence Award from the healthcare alliance VHA, Inc. for helping to improve patient comfort.

Poland
The Hermes Prize was given to Sodexho by the professional catering magazine Poradnik Restauratora for creativity, offer adaptivity, dynamic development and service quality.

Scotland
Universal Sodexho was nominated for the British Safety Council safety performance prize for the sixth consecutive year. It received the Royal Society for the Prevention of Accidents (RoSPA) for the third time and the Health Safety Environment Award from 2005 Scottish Offshore Achievement.

Indicator

> A client retention rate objective of 95%

Retention rate in 2002-2003: 92.8%
Retention rate in 2003-2004: 93.2%
Retention rate in 2004-2005: 93.3%

Improving the Quality of Daily Life
with our customers

To satisfy our clients, we have to satisfy their clients: our customers.

Every day, it is our job to provide the services needed to improve the well being and protect the health of our customers, while taking into account their lifestyle, tastes, age, culture and country.

To meet these responsibilities, Sodexho conducts surveys to determine customer requirements so we can adapt our services to their specific needs.

Finally, our fundamental mission is to educate children and young people about healthy, well-balanced nutrition.

Anticipating expectations

School Meals and Lifestyle Survey – United Kingdom

The eighth Sodexho School Meals & Lifestyle Survey was launched in March 2005 among 1,424 schoolchildren between the ages of five and 16 and 1,351 parents. The study brings out the changes in eating habits and in the perceived impact of food and lifestyle on health. It shows that concerted efforts to educate the public on proper nutrition can have a decisive effect on our children’s future. http://www.sodexho.co.uk

Sodexho is committed
to delivering a range of services that help to improve the quality of life for all whose well-being is entrusted to us.

Understanding the changing tastes and behaviors of our customers
All of our customers have specific needs and behavior patterns that are constantly changing.

Sodexho carries out national surveys and international studies to identify and understand new trends and to adapt our offers accordingly:

- The International Observatory of the Quality of Daily Life enables us to anticipate emerging needs in our various activities.

- Personix analyzes customer expectations in the workplace worldwide. The approach has already been adopted by 20 European countries and the United States and is being reviewed in Australia and Canada. Training has been implemented to ensure the smooth rollout of the research methodology, designed to ensure widespread development of our offer (See Our Activities p. 47).

- The Lifestyling and Map method examines lifestyle and behavior trends as well as the eating habits of thousands of American students, helping us create new solutions to meet the needs of our campus customers.

Proposing customized solutions
Sodexho combines pleasure with healthy nutrition through partnerships with renowned chefs such as Marc Veyrat, Michel Bras and Antoine Edelman.

To improve our customers’ Quality of Life on a daily basis, we are constantly expanding our range of services including on-site deliveries, dry-cleaning and daycare facilities on office premises, stretcher services and television management in hospitals, educational activities in schools, cleaning military uniforms and environmental cleanups at remote sites.

Prizewinning remote sites

Sodexho in Peru won the Empresa Peruana del Año 2004 award in the Multiservices category.

Universal Sodexho in Scotland received a National Customer Service Award for innovative customer service.

Indicators

> Percentage of revenues from non-food services
In 2002-2003: 19%
In 2003-2004: 20%
In 2004-2005: 21%

Publication of studies on consumer behaviour
International: Personix
USA: Lifestyling and Map
UK: School Meal and Lifestyle Survey
(See related articles)

Sodexho is committed
to lead in reducing food safety risks.

A policy of risk prevention
For Sodexho food safety is an absolute priority.

High-quality products and supply traceability are the mainstays of our risk prevention policy (See Our Suppliers p. 36). Nearly 90% of our units rely on HACCP (Hazard Analysis and Critical Control Points) standards to control the entire restaurant operation, from the moment products are delivered to the time they are served. Our policy includes training employees in the fundamentals of microbiology, hygiene and clear communication.

…and rapid response to alerts
Sodexho set up a Scientific Council to track food safety issues, in partnership with the Pasteur Institute in France and the CINS in Italy. These bodies guide and support our initiatives in the areas of human nutrition and food safety. All host countries have units to manage health warnings. An immediate information procedure is used to notify clients and customers to block suspect products.

Indicators

> Annual publication by major region of the number of bacteriological tests conducted at Sodexho-managed establishments
For example during the fiscal year, 46,723 tests were conducted in France at Sodexho sites, and 217 audits at supplier sites.

> Application of safety standards on Sodexho sites
89% of our business units have adopted a system based on the HACCP method. In the United States, the safety standards of each site are audited every year. Sodexho gives a “Gold 100 Award” to all site managers who achieve 100% HACCP compliance.

Sodexho is committed
to educate children and young adults about the importance of eating right and learning good nutritional habits.

A policy of regularly informing and training clients and customers.

In keeping with its role as food service leader, Sodexho has made sound nutrition a top educational objective and works closely with the educational community.

Prize-winning commitment

In the United Kingdom, Sodexho received the Big Tick Standard at the 2005 Business in the Community Awards for Excellence for its educational program, “Healthier Eating,” to promote well-balanced diets among disadvantaged pupils.

In France: a national program sponsors festive activities in restaurants to introduce customers to flavors and products and give them tips on how to improve their daily diet.

In the United States: The “Balance Mind, Body and Soul” program helps students on more than 900 campuses take a more active role in their own health and wellness. The program includes recipes, teaching aids and a website offering advice from a dietitian. (See testimonial).

In Chile: “Knowing how to feed is also knowing how to educate.” Sodexho has signed an agreement with the Instituto de Nutricion y Technologia de los alimentos de la Universidad de Chile to ensure that our preparations are suitable for normal childhood development and growth. In keeping with our mission, the initiative educates children and their parents in proper nutrition.

(See Education p.68)

Testimonial

Balance Mind, Body and Soul – United States
“Congratulations on an extremely successful program this last academic year. Balance Mind, Body and Soul put an incredible emphasis on making healthy choices. The banners, the nutrition information and the options available all made the program very successful. This program helps to eliminate some of the stereotypes about all college dining service food being fatty foods covered in sauces and oils. I believe it helped to prove the fact that Dining Services is concerned about the health of our entire community. Thank you for looking out for us. I appreciate you and your staff always looking at ways to be innovative and creative. You are an important part of our family.”
Jim Brock, Director of Housing – Pepperdine University (CA).

Indicator

Publication of information on balanced nutrition for customers
97% of our Food and Management Services business units provide information and training to their consumers on healthy eating habits.

Among the new tools:

  Websites www.BeSmart-EatSmart-LiveSmart.com and www.balancemindbodysoul.com in the United States provide information to schoolchildren and students on how to maintain a balanced diet and a healthy lifestyle.
  A multimedia CD for teachers has been added to the “School Stars” educational program in the United States.
  A call-center offers the advice of nutritionists and dietitians to French customers.
  Educational materials support initiatives in a number of countries:

- In France, a guide called A la rencontre des familles (Meeting with families) fosters dialogue with parents.

- In Italy, a guide for parents supplements the program A tavola insieme con gusto.

- In the United Kingdom, a “Fit & Ness Passport” helps children compose a well-balanced menu every day.

Encouraging a fulfilling professional life
with our employees

“The profitable growth of a company is made possible through the courage, energy and skill of its people.” (Pierre Bellon). Through Sodexho’s commitment to training, internal promotion and good working conditions, we seek to provide employees with opportunities to achieve recognition, assume responsibility, enhance their skills and achieve personal fulfillment. By promoting equal opportunity and diversity, the Group is enriched by the variety of experiences and backgrounds of its employees.

Recognized policies and practices
In the United States, the US Department of Defense recognized Sodexho USA as a Patriotic Employer for allowing employees to retain their jobs while on active military duty. In the United Kingdom and Ireland, for the past five years, Sodexho UK/ Ireland has achieved certification under the prestigious Investors in People Standard, created in 1990 to help firms improve performance through the management and development of its employees.

In Ireland, Sodexho has been rated one of the country’s 50 best employers by The Great Place to Work Institute and cited as a model employer by the Ministry of Business, Commerce and Employment.

In Poland, Sodexho was named one of the most dynamic employers by two major business journals.

Sodexho has a strong commitment
to provide our employees with a springboard for personal growth

Every employee enjoys the opportunity to move up in the company, regardless of qualifications, place of work or where they began their career.

On-the-job training is the favored form of training. In 2005, Sodexho signed a charter in France, under the aegis of the Institut de l’Entreprise to promote on-the-job training. Every year, more than 200 on-the-job trainees are hired under on-the-job training contracts in France and Italy.

Partnerships with vocational schools and universities are fostered on a wide scale. For eight years, Sodexho Chile has been involved in a governmental technical and professional dual training program, and has been honored by the Education Ministry and the Chamber of Commerce and Industry for its role.

Internal promotions require the identification of high-potential candidates and internal or external training. “The right man/woman at the right place” offers Dutch employees career development opportunities. In France, Sodexho employees can rise from technician to unit manager under a five-step professional training program, currently enrolling 250 employees and supervisors.

This year, 1,869 Group employees were promoted to a higher status and 186,610 took part in training.

Sodexho also ensures personal development and the sharing of knowledge. In the United States and Canada, Sodexho University offers classroom and on-line programs in personal development and skills acquisition. Inter-regional exchanges between managers are promoted in Latin America, while Canada encourages transfers and promotions between units. The Sodexho Management Institute holds seminars for senior managers to share best practices.

Testimonial

“I know that all individuals can develop… If you are goal-oriented, structured and want to go further… [at] Sodexho, you have all the chances in the world to succeed.”

Azita Shariati, a native of Iran, came to Sweden in 1989, learned the language and obtained a degree in economics. She joined Sodexho as a site manager in 1998. Her energy and abilities were soon noticed and she was promoted to District Manager, Large accounts. Azita’s success provides a positive model and she has been appointed to mentor other employees who show management potential.

Indicator

> Number of internal promotions as a percentage of total job vacancies*

In 2003-2004*, employee promotions filled 13% of unit manager positions and 28% of management openings were filled through the promotion of unit managers or their equivalents.

In 2004-2005*, employee promotions filled 25% of unit manager positions and 38% of management openings were filled through the promotion of unit managers or their equivalents.

*Based on: 96% of Group employees.

Sodexho is committed
to diversity and inclusion.

Promoting equal opportunity and cultural diversity are high priorities. Sodexho promotes the integration of employees from varied national and cultural backgrounds through English language training in Denmark, Singapore, Thailand and the United States for non-English speakers, recruitment and training indigenous people in Australia and Canada and diversity awareness training in Belgium, Canada, the United States and France.

Help maintain a balance between family and professional life. Various initiatives are designed to balance family responsibilities with careers: flexible hours, in-house daycare and lactation rooms, and specific programs to facilitate the return to work after an interruption for family reasons.

Integrating people with disabilities. Sodexho employs 500 people with disabilities in France and 200 in Italy, for example, where a website has been launched for the visually impaired.

...and people in difficulty. In France, Sodexho works with the French National Employment Agency to combat exclusion and discrimination in the workplace. In Italy, 500 long-term unemployed people have been hired. In Peru, 30% of employees come from very poor communities. Belgium and Colombia are setting up reinsertion programs for the underprivileged.

2004-2005 Awards

In the United States, Sodexho was:
- named among the top 10 in the International Innovation in Diversity Award,
- recognized by DiversityInc. as one of the 25 companies most involved in promoting diversity,
- selected as one of the top 10 employers of Asian-Americans by Asian Enterprise Magazine,
- presented by Latina Style Magazine among the top 50 companies offering Hispanics genuine career opportunities,
- ranked 6th among the top 10 employers for African-Americans by Black Collegian Magazine,
- listed among the top 25 employers for African-Americans by Black Professionals Magazine,
- identified as one of the top 10 employers for people with disabilities by DiversityInc.,
- named Employer of the Year by the Autism Services Association.

Indicator

> Employee satisfaction survey, conducted every two years
The 2003-2004 survey was conducted in eight European countries. (Findings published in last year’s Reference Document, p. 20).

Building balanced long-term relationships
with our suppliers

Sodexho places a premium on maintaining balanced, long-term relationships with our suppliers, who are chosen according to rigorous qualitative and quantitative criteria. They must adopt a similar quality and traceability approach, respect the same ethical values and comply with our specification regulations. Our partnerships are also based on a shared commitment to sustainable development.

Galaxy program – Africa

Universal Sodexho has adopted a management and forecasting application called Galaxy to ensure high-quality procurement services for our clients in Africa. The program is currently used at a dozen Remote Sites. Deliveries to 600 units are now made from Galaxy-managed warehouses. The database includes 12,000 references and 450 suppliers, among them, the Dutch company MAAS Trading, which specializes in the supply of perishable commodities and logistics. According to George M. Broeders, MAAS Purchase/Export Manager and Logistics Supervisor, “The high level of demand by Universal Sodexho drives our continuous improvement process.”

Sodexho is committed
to a procurement process that guarantees the origins of the products we use.

We apply a total quality and traceability policy worldwide in every channel of the food industry. In France, this policy is stipulated in the terms of our supplier contracts. All ingredients are specified, production methods audited and deliveries inspected, allowing us to track every product served to our customers.

Numerous countries have acknowledged and awarded our outstanding procedures. Universal Sodexho Scotland obtained “Standard of Excellence” certification from the CIPS (Chartered Institute of Purchasing & Supply), in recognition of best practices, procedures and policies in the area of purchasing and supply. Sodexho USA received the 2005 “Keeper of the Vision for a Sustainable Future” prize from the Food Alliance’s Midwest Affiliate, an association of professionals and customers working to ensure the “quality food for a healthy future.” The award was given in recognition of the US team’s innovative efforts in recent years to use seasonal fruits, vegetables and other sustainable products in campus food service programs. Products are supplied by certified farmers that agree not to use genetically modified foods, hormones or antibiotic additives.

Indicator

Our Purchasing indicators are in the process of being redefined.

Sodexho is committed
to strongly encourage suppliers to respect our sustainable development values.

Sodexho’s ethical principles, particularly respect for people, are based on those defined by the International Labor Organization. We call upon our suppliers to honor these principles and work with us to ensure full compliance with our food safety policy.

Our rigor and careful monitoring have been recognized. In May 2005, DiversityInc. named Sodexho one of the top 10 companies in the United States demonstrating the greatest commitment to promoting diversity in partnerships with suppliers (May 2005). The number of partnerships with minorities and businesses headed by women has risen to 2,000, and now account for 14% of our total suppliers in the US. The company policy also earned recognition from Hispanic Magazine/Hispanic Trends (December 2004).

Indicator

> Percentage of purchasing from certified suppliers

In the United States, between 2000 and 2005, the percentage of purchases from referenced suppliers rose from 74% to 83%.

Ensuring all shareholders
receive the same information at the same time

Sodexho respects the principles of good corporate governance (see page. 84), and we are particularly vigilant as to the accuracy, relevance and regularity of our financial communications.

Sodexho is committed
to provide all shareholders with the same accurate, clear, transparent information, simultaneously, on a regular basis.

In order to provide complete transparency Sodexho Alliance is committed to providing equal treatment for all shareholders.

We are attuned to the needs of our shareholders and the financial community, seeking constantly to improve the efficiency of our investor relations process. Regularly we survey our shareholders to provide them with an opportunity to express their opinions and ask questions and to poll them concerning the quality of investor information.

Our goal is to ensure that all shareholders have the information they need to understand our company’s strategic choices and objectives. This information is also available on the Sodexho Alliance website www.sodexho.com, which enables users to check on the company’s share price in real time, and to participate in meetings including those with financial analysts.

Award for the 2004 Annual Report TOP COM d’Argent Corporate Business 2005, in the category “Annual Reports for Listed Companies”

Indicator

> Annual survey of our shareholders on the quality of investor information
For the financial year 2004-2005, a poll was taken among 23,684 holders of registered shares of more than 50 shares. The 4.7% response rate was on a par with the prior year. These survey respondents represent loyal shareholders, as 70% of them have owned Sodexho Alliance stock for more than three years.

The poor performance of Sodexho Alliance shares on the stock exchange during the year 2003-2004 was one of the reasons for the lower ratings in the shareholder survey (average opinions: success: 46.8%, financial health: 45%, market position: 41.5%, innovative ability: 40%; appropriate strategy: 38.9%) . Our shareholders gave high marks for the regularity and clarity of Sodexho corporate and financial information (59.7% and 55.5%), but were less sure of its accuracy (45.5%) and transparency (42.8% gave no reply).

Nevertheless 63% of shareholders continue to express confidence in the Group’s expertise.

Contributing to the economic and social
development of our host countries

In keeping with our dedication to improving the Quality of Life, Sodexho plays an active role in the economic and social development of communities in the countries where we operate.

Throughout the world, we sponsor and support development initiatives, including local recruitment and procurement, training and promoting the creation of small businesses. We are also directing our efforts to fight against malnutrition, whether in the form of hunger or obesity, both worldwide problems of particular concern that threaten our children’s future. Finally, we are engaged in environmental protection actions to preserve the world for future generations.

Testimonial

Rodolfo Condori, age 27, a student at the San Marcos Training Institute in Peru
“I have always wanted to work in the culinary field. With the help of Sodexho, someday I could set up my own business. That is my dream. My training at the San Marcos Institute will allow me to make it come true.”

In June 2000, Sodexho Peru and its client, Minera Antamina founded the Institute to provide people with training in the catering and hotel professions. The school has enrolled 513 students, and 75% of them have already earned their diplomas. They graduate ready to join the company or enter the Peruvian job market with a solid base of preparation.

Sodexho is committed
to supporting the development of local economies, promoting local hiring, purchasing local products and, in some of the world’s most disadvantaged countries, supporting initiatives to stimulate local economic growth.

Sodexho gives concrete form to this commitment through partnerships with governments and local players.

We encourage local hiring everywhere we operate. In Canada and Australia, for example, Sodexho has set up recruitment and training programs for members of the indigenous populations.

We also give priority to local procurement and helping our suppliers achieve higher quality standards. In Peru, Sodexho contributes technical expertise to a yogurt production plant, a honey production company and a trout farm.

Finally, we promote the creation of local businesses. In Laos, for example, Universal Sodexho is working alongside its client to help with the construction and expansion of a textile factory and a pig farm.

2004-2005 Awards

- In Peru, the Sodexho Association for Sustainable Development was awarded the 2004 prize for Entrepreneurial Creativity in the category of philanthropy.

- In Mexico, the Centro Mexicano Para La Filantropía (CEMEFI) honored Sodexho as a Socially Responsible Enterprise.

Indicators

> Percentage of employees hired locally
In 2002-2003: 97%
In 2003-2004: 98%
In 2004-2005: 98%

> Percentage of local purchasing in emerging countries
In 2004-2005, in Brazil, for example, 91% of procurement was provided locally.

Sodexho is committed
to expand its STOP Hunger program to fight hunger and malnutrition in all the countries in which it operates.

Sodexho is mobilizing to make a positive impact for the 840 million people around the world, including 149 million children, who suffer from malnutrition. The Group expanded the STOP Hunger program, which was launched 10 years ago in the United States. Today, the program operates in 17 countries through four types of initiatives:

      encouraging employee volunteer work in local communities,
      organizing nutrition information and training in job and lifeskills for the unemployed and the homeless, collecting donations of perishable and non-perishable food for associations, soliciting financial contributions.

www.helpstophunger.org

Sodexho, hand-in-hand with Restos du Cœur - France

Sharing an interest in developing a nationwide partnership, Sodexho and Restos du Coeur have established a national partnership to distribute 202,500 meals to the destitute during the winter of 2005, and to train 550 volunteers in dietary principles and food hygiene. To help foster reintegration through employment, Sodexho hired 10 people. For Olivier Berthe, President of Restos du Cœur: “The idea of a partnership with Sodexho made sense from the start. Since we share the same attitude and the same determination to do something to help the destitute, we worked together to achieve a common end. It was an enriching experience for us both.”

Stopping obesity: Sodexho’s other fight

Obesity, considered a “pandemic disease” by the World Health Organization, has increased by 75% among adolescents over the last 30 years. As the world leader in food services, Sodexho is a prominent actor in teaching the basics of good nutrition to children (See Our Customers p. 31) as well as to all of our customers. A founding member of the Institute on the Costs and Health Effects of Obesity, set up in the US in June 2004 within the National Business Group on Health (NGBH), Sodexho takes part in numerous initiatives throughout the world aimed at reconciling healthy eating with pleasure.

Various initiatives in cooperation with nutrition experts:

-	In France: a call center (32 23 Sodexho) provides advice by Group nutritionists and dietitians.
-	In Brazil: the Nutrimania information campaign has generated awareness among adults in the workplace and schoolchildren.
-	United States and Canada: to celebrate “Nutrition Month”, Sodexho launched a website called “Your Health, Your Way™”, designed to enable client companies and their employees to achieve a well-balanced diet (www.yourhealthyourwayonline.com)
-	Australia: Sodexho has rolled out its SmartFuel program in the Defense segment to promote the benefits of healthy, well-balanced nutrition.

Indicator

> Number of Group programs and initiatives in the fight against hunger and malnutrition
In 2004-2005, 17 countries (Argentina, Australia, Belgium, Brazil, Canada, France, Finland, Germany, Ireland, Morocco, Netherlands, Norway, Poland, Romania, Spain, United Kingdom, United States) are now participating in STOP Hunger with 80 major programs and partnerships with more than 60 Non-Governmental Organizations.

Sodexho is committed
to help protect the environment in the countries in which it is present.

While Sodexho’s business is considered non-polluting, the Group actively seeks to improve Quality of Life while protecting the environment in four main areas: pollution prevention, waste treatment, energy control and water consumption.

Several environmental initiatives were taken during the year. The Group's efforts bore fruit in Scotland, Hong Kong and Peru. Universal Sodexho in Scotland, which recycles 80% of its waste, obtained 14001 environmental certification. In Hong Kong and Peru, Sodexho is the first catering provider in Asia and Latin America to be certified to this standard. During the World Championships in Athletics in Helsinki in August 2005, Sodexho served meals to 3,000 people for 10 days in accordance with the Ecomass standards of ISO 14001 certification, specific to major sports events.

In Kosovo, Universal Sodexho has begun environmental cleanup efforts at sites formerly occupied by French and Finnish troops. Sodexho Pass is gradually replacing checks with recyclable smart cards; in Brazil for example, monthly savings of 10 tons of paper are expected.

Indicator

> Number of assistance packages offered to local initiatives
In 2004-2005, 76 % of our business units had initiatives in environmental protection.

Activities

Activities at the service
of the Quality of Daily Life

Sodexho's potential is considerable, in measure with the creativity of its teams. Strengthened by the diversity of its employees and united around a common culture of shared values, Sodexho commits itself to improve the quality of life for its clients and consumers everywhere in the world.

Our mission is to "Improve the Quality of Daily Life" for all those who benefit from our services: young people in elementary and middle schools, and in universities, patients in hospitals, employees in the workplace, seniors in specialized residences, and even inmates in correctional institutions.

Sodexho takes a segmented approach to its activities in order to be a recognized specialist in the world of education, corporate life, health care, defense, and remote sites on land and at sea. By carefully listening to our clients and consumers, we are constantly able to adapt our multiservice offerings to their expectations.

However, understanding our marketplaces only adds value when blended with the motivation of our teams and their diverse skills. Kitchen chefs, dietitians, bursars, landscape gardeners, heating engineers, logistics specialists, ecology consultants, bio-hygienists, training staff, hospitality specialists, computer programmers, and buyers – these are just a few of the employees who combine their talents every day to deliver a myriad of services that enhance the quality of life.

FOOD AND MANAGEMENT SERVICES

Business and Industry
Prestige
Defense
Correctional Services
Healthcare
Seniors
Education
Remote Sites

98% of group revenues
11.392 billion euro in consolidated revenues
14.498 billion US dollars in consolidated revenues

SERVICE VOUCHERS AND CARDS

Businesses
Public Authorities

2% of group revenues
5.3 billion euro in issue volume
280 million euro in consolidated revenues
356 million US dollars in consolidated revenues

320,000 clients
14 million beneficiaries
821,000 affiliates

Business and Industry

No. 2 worldwide

4,524	5,757	39%	137,296	14,081
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites
Source: Sodexho

Sodexho customizes its service offers to meet specific needs, creating value for our clients as well as our customers. We analyze customer expectations to provide a customized, healthy and well-balanced food offering. We also provide a wide variety of support services, including reception services, mail and distribution service facility management and other services - all designed to make daily life easier for people within their workplace.

Our teams work side by side with businesses to help improve their performance and profitability through sustainable employee satisfaction throughout the world.

Achievements

Australia: Sodexho awarded a contract for multiservices at 1,700 Westpac Banking Corporation sites.

New Zealand: Sodexho signed its first three contracts in this market.

Russia: Sodexho established in the Siberian region with signing of a contract with Russian Aluminium.

United Kingdom:

  Sodexho signed significant multiservices contracts with BAE Systems (6 sites) and BAE North (3 sites).
  The well-known chef Alan Shipman chosen by his peers for the prestigious 2005 Craft Guild of Chefs Award.
  David Hunt won the 'Catering in Scotland' Contract Catering Chef of the Year 2005.
Events

In 2005, Sodexho was the partner for:
- the 20th World Youth Day event in Cologne, Germany from August 15-20.
- the 15th Mediterranean Games in Almeria, Spain from June 20 to July 15.
- the 10th IAAF World Championships in Athletics in Helsinki, Finland from August 6-14.

Sodexho

Richard Macedonia
Worldwide Market Champion, Business and Industry

Mergers are taking place again, along with stepped up plant relocations, following the period of uncertainty after September 11, 2001 and the burst of the Internet bubble. Today our clients are looking for a reliable strategic partner, capable of ensuring high service quality standards worldwide and delivering cost-effective solutions to increasingly complex requirements. We rely on Personix, our proprietary customer research method that enables us to analyze customer expectations within the workplace and make more comprehensive and targeted offers, adapted to the specific, local needs at each site. Our partnership with DELL illustrates how this approach benefits our clients by satisfying our customers.

Market key figures

Over 250 billion euro in estimated total market value*, including

90 billion euro in foodservice

-	Outsourcing rate: 75% (highest rate: USA 97%; among the lowest rates: Mexico 24%)
-	Outsourced market average annual growth rate: between 1% and 2% over the next three years

* Market for non-food services about 2 times that of foodservice

Source: Sodexho

Client

Dell - USA, UK and Ireland, India
Tailor-made offers

In the US, Dell, Inc. is located in Round Rock, Texas, and employs over 20,000 people at their headquarters campus. The food service model was designed to provide the same offer and to maintain consistency in the menu selection throughout the ten foodservice facilities. After analyzing customer expectations at each site, the Sodexho team began to tailor the selection based on the types of customers and the workplace organization. Sodexho has partnered with its client to renovate the restaurants. Four of the foodservice facilities have been completed with highly successful results: a 17 percent increase in lunch sales and a seven percent increase in breakfast sales.

In Ireland, the Dell management team asked Sodexho to make recommendations to help successfully integrate two buildings in Dublin to an extended new facility in Cherrywood. Sodexho Ireland used its proprietary customer research method, which highlighted significant key behavioral differences between the employees of the two locations. The results allowed Sodexho to focus on the food offer, method of delivery and range of services within the new restaurant and café, which proved to be invaluable to the architects commissioned by Dell. The recommendations were further validated by the success of a similar approach in the US.

From a Client representative point of view

“We have an excellent working relationship with Sodexho. The approach they recently used in Round Rock has proven to be very beneficial in helping us understand the unique needs of our employees in each and every location. Together with Sodexho, we have developed and delivered targeted food solutions that meet our employees’ expectations and deliver a safe, productive and pleasurable dining experience.”

Dell-Sodexho: An exemplary partnership.

A multiservice contract in India. In February 2005, Sodexho was awarded multiple services at Dell’s Bengalore site including office cleaning, maintenance, engineering, mail room management and help desk. This is in addition to the foodservice contract that Sodexho was already managing.

Ethical coffee in Ireland. Our triple certified offer (fair trade, organic, eco friendly) Coffee with Principles has been introduced following extensive customer blind testing to identify the best cup of coffee. This also demonstrates Dell’s commitment to sustainable development.

Customers

Dell employees in Round Rock are very happy with the changes that have taken place. On-line and in-person surveys show that customer satisfaction has increased by 15 percent at the locations that have been completed. Customers enjoy the Your Health, Your Way™ menu program, which allows them to combine pleasure and health by balancing their meals. Above all, they applaud the quality of the food and customer service, noting it is as good as the neighborhood restaurants.

Among our clients…

AXA Group, 1 site (Australia), 5 sites (Belgium), 13 sites (France), 8 sites (Germany), 6 sites (UK), national contract (USA)

BAT, 1 site (Malaysia), 1 site (Russia), 26 sites (UK), 2 sites (Venezuela)

Ford Motor Company, 4 sites (Australia), 2 sites (Belgium), 2 sites (France), 1 site (Italy), 1 site (Poland), 2 sites (Russia), 1 site (Spain), 1 site (Sweden), 14 sites (UK), 17 sites including headquarters, Dearborn, MI (USA)

GlaxoSmithKline, 1 site (Belgium), 3 sites (Canada), 1 site (Chile), 1 site (China), 1 site (Colombia), 1 site (France), 1 site (Germany), 2 sites (Netherlands), 19 sites (UK)

Hewlett-Packard, 2 sites (Belgium), 2 sites (Brazil), 1 site (Czech Republic), 2 sites (Finland), 1 site (India), 2 sites (Italy), 1 site (Poland), 1 site (Russia), national contract in Catering and Automatic Vending Machines at more than 120 sites (USA)

HSBC, 3 sites (France), 4 sites (Hong Kong), 32 sites (UK)

ING Group, 2 sites (Belgium), 20 sites (Netherlands), 1 site (Poland), 1 site (UK)

Merrill Lynch, national contract (USA)

Nokia, 3 sites (Germany), 1 site (China), 5 sites (Finland), 7 sites (USA),

Pfizer, 2 sites (Belgium), 1 site (Brazil), 1 site (Chile), 1 site (Colombia), 1 site (Finland), 1 site (France), 2 sites (Ireland), 1 site (Italy), 1 site (Norway), 2 sites (Spain), 1 site (Sweden), 3 sites (UK), 1 site (USA)

PSA Peugeot Citroën, 1 site (Argentina), 2 sites (Belgium), 1 site (Brazil), 1 site (Chile), 12 sites (France), 2 sites (Germany), 1 site (Italy), 1 site (Netherlands), 1 site (Spain)

Renault: 7 sites (France), 4 sites (Italy), 1 site (Spain)

Siemens, 1 site (Belgium), 3 sites (Brazil), 1 site (Chile), 3 sites (China), 2 sites (Czech Republic), 4 sites (France), 4 sites (Germany), 1 site (Italy), 1 site (Netherlands), 1 site (Poland), 1 site (Singapore), 4 sites (Sweden), 2 sites (UK), 2 sites (USA)

Thalès, 18 sites (France), 4 sites (UK)

Toyota, 3 sites (Belgium), 1 site (Brazil), 1 site (Chile), 1 site (Colombia), 1 site (Czech Republic), 3 sites (Finland), 2 sites (France), 1 site (Italy), 3 sites (UK), 1 site, California (USA), 2 sites (Venezuela)

Prestige

Sodexho creates exceptional moments, putting its expertise at the service of the art of living. Directors’ Tables, Executive Dining Rooms, Clubs and Conference Centers, noted cultural locations and prestigious events -- all enjoy the refined, imaginative service of our teams and the talent and passion of our Chefs. Our partnerships with renowned Chefs also enable us to develop cuisine everywhere, for everyone, every day.

Achievements

Three awards in the United Kingdom.
The Corporate Events Association awarded three prizes to Sodexho Prestige:

  Best Caterer 2004
  Best Sporting Hospitality Event for Royal Ascot 2004
  Best Cultural Hospitality Event for the Blenheim Palace Music Festival 2004.

A memorable evening in the Netherlands.
Sodexho Prestige served superb food to 1,400 guests at a recital by Luciano Pavarotti during his worldwide farewell tour.

Clients

France Galop : Auteuil, Chantilly, Longchamp, Maisons-Laffitte.
Le Cheval Français : Enghien, Vincennes.

L’Affiche: the race to excellence

The Grand Steeple Chase at Auteuil, the Prix de Diane Hermès at Chantilly, the Prix de l’Arc de Triomphe Lucien Barrière at Longchamp and the Prix d’Amérique Marionnaud at Vincennes… for these prestigious events, l’Affiche, a subsidiary of Sodexho, created outstanding gastronomy that combined with the passion for horseracing for a memorable total experience.

“For each major event, we select a different culinary theme” explains Michel Bertheau, Racecourse Operations Director at l’Affiche. “It must bring spectacular taste while attending to the most minute detail.”

Three hundred cooks and maitre d’s join in the feat of serving customized gourmet menus in panoramic restaurants or quick bites at trackside to 2,500 patrons simultaneously. In addition to these special events, L’Affiche caters at horse races year round, making the exceptional a part of daily life!

Nathalie Desaix, Communications Director at France Galop

Isabelle Coltier, Communications Director at Le Cheval Français

“The cuisine is paced to the rhythm of each race, and adapted to each patron, from owners to bettors, enhancing the image of international horseracing events.”

3 prestigious business lines

Clubs, associations and conference centers

For conventions, seminars and receptions, Sodexho Prestige matches hospitality with innovative cuisine and attentive service in elegant surroundings.

Directors’ tables and executive dining rooms

Sodexho Prestige offers clients distinctive culinary creations and customized service. With refined decor and discreet, efficient service, the relaxed atmosphere is conducive to quiet discussion.

Prestige restaurants and events

At Parisian restaurants such as Les Arts and L’Atelier Renault, Sodexho performs gourmet magic inspired by the talent of leading chefs. It also partners world-class events such as Royal Ascot and the French Open at Roland Garros.

Among our clients…

Prestige Restaurants and Events

Art Café (Modern Art Museum restaurant), Strasbourg (France).
Ascot Racecourse, Berkshire (UK).
Blenheim Palace, Oxfordshire (UK).
Children’s Museum of Indianapolis, IN (USA).
Huntington Library Gardens Café, Pasadena, CA (USA).
L’Atelier Renault, Paris (France).
Le Roland Garros, Paris (France).
Racecourses of Auteuil, Chantilly, Enghien, Longchamp, Maisons-Laffitte, Vincennes (France).
The Churchill Museum & Cabinet War Rooms, London (UK).
The John G. Shedd Aquarium, Chicago, IL (USA).

Private Clubs, Associations and Conference Centers

Centre d’Affaires Etoile Saint-Honoré, Paris (France).
La Maison des Polytechniciens, Paris (France).
Les Salons de la Maison des Arts et Métiers, Paris (France).
The Parkway Hotel at the Barnes Jewish Medical Center, St. Louis, MO (USA)
The World Bank, Washington, DC (USA).

Directors Tables and Executive Dining Rooms

Alcatel (Headquarters), Paris (France).
BAT, London (UK).
BNP PARIBAS (Headquarters), Paris (France).
EADS (Headquarters), Paris (France).
MBNA, Ottawa (Canada).
West LB, London (UK).

Defense

353	450	3%	12,165	755
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites
Source: Sodexho

Sodexho has developed a broad spectrum of innovative services to meet the changing requirements of the Defense segment, ranging from simple mess hall service to complex deployment tasks and a host of services to enhance the quality of daily life of military personnel and their families at home and abroad. Solutions that include domestic services, logistical support, transport, technical maintenance and medical care helped the armed forces to optimize resources, boost recruitment and strengthen manpower retention.

Achievements

New openings in the Defense segment in Finland, Czech Republic, Slovakia and Sweden.

Australia: Serco Sodexho Defence Services won a five-year contract to deliver catering, security and cleaning to HMAS Albatross, HMAS Creswell and Holsworthy Barracks.

United Kingdom: Sodexho won its bid to supply Catterick Garrison. It also obtained ISO 9001- V.2000 certification for multiservice provision to the Colchester PFI.

United States:

Sodexho’s Defense Services Division received the President’s Award for its policies from NISH (a nonprofit organization that creates jobs for the severely disabled).

Sodexho

Andrew Leach
Director of the Defense segment in the United Kingdom and Ireland

Professional military forces, like all employers, are seeking to rationalize their cost base while ensuring that sufficient resources are made available to optimize personnel retention. These requirements have led to the outsourcing of non-core services, which includes everything from food and retail services to total logistics solutions. This enables resources to be focused on improving the quality of life for soldiers and their families, both in garrisons and on operations. Sodexho’s ability to meet client expectations, create innovative solutions and provide skilled, efficient operational teams has made the Group an international partner, appreciated for its flexible, reliable service, as our new contract with the Australian armed forces clearly shows.

Market key figures

19 billion euro in estimated total market value*, including

5.5 billion euro in foodservice

-	Outsourcing rate: 30% (highest rate: Italy 56%; among the lowest rates: Netherlands 4%)
-	Outsourced market average annual growth rate: between 6% and 8% over the next three years

* Market for non-food services about 2.5 times that of foodservice

Source: Sodexho

Client

Australian Defence Force
Trust reconfirmed

Serco Sodexho Defence Services was selected to provide Garrison Support Services (GSS) and Comprehensive Maintenance Services (CMS) at the military garrison in the Sydney West South Region. Services include hospitality, security, waste treatment and cleaning. The 5 year contract’s total expenditure on base support services, including facilities maintenance, will exceed AUD 300 million, making Serco Sodexho Defence Services the leading service provider for the Australian army. This is the first renewal of a service contract by an incumbent prime contractor in more than 10 years.

Teresa Gambaro
Parliamentary Secretary to the Minister for Defence in Australia

“The multiservice contract with Serco Sodexho Defence Services will deliver an increase in the quality of base support services to the Australian Defence Force and will be a significant boon to the economy in the Sydney West South Region.”

Among our clients…

Australian Defence Force, 6 bases (Australia).
Astilleros y Maestranzas de la Armada Naval Base (ASMAR), Temuco (Chile);
British Ministry of Defence, Riyadh (Saudi Arabia).
Cercle National des Armées, Paris (France).
Garrisons of Aldershot, Catterick, Colchester and York (United Kingdom).
Izmir Garrison (Turkey).
Naval Hospital in Concepcion and Vina (Chile).
US Marine Corps, 55 bases (USA).
US Merchant Marine Academy, Kings Point, NY (USA);

In-theater military forces

Finnish, French and Swedish armies (Kosovo).
KFOR (Kosovo Force).
NATO Headquarters, Kabul (Afghanistan).
US Defense Logistics Agency (South Korea, Iraq).

Correctional Services

189	241	2%	2,895	118
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites
Source: Sodexho

Correctional facilities aim not only to protect the public but also to reduce recidivism by helping inmates return to mainstream society. Sodexho works closely with government agencies to design, build and manage prisons, young offender institutions, immigration detention centers and post-release rehabilitation hostels. We strive to improve the living conditions of inmates, provide training and assistance in finding jobs and housing upon release. Ensuring fair, humane and respectful treatment is at the heart of our mission.

Achievements

France

  Opening of the Lille-Séquedin prison with an inmate population of 645.
  All SIGES activities have received ISO 9001 – V.2000 certification.

United Kingdom
Opening of the HMP Peterborough prison with an operating capacity of 480 men and 360 women.

Sodexho

Herb Nahapiet
Worldwide Market Champion, Global Correctional Services

This is a very special market. Correctional services are primarily a social business. While culture, customs and laws differ across the world, more countries are turning to the private sector for this important activity. The United Kingdom is moving toward a purchaser provider system that concentrates on defining outcomes. Other governments are increasingly looking to the private sector to improve service standards and innovate, as recent opportunities in Hungary and Germany show. Sodexho’s social and ethical approach, as well as our experience and reputation for delivering what we promise, are key advantages in this market. We provide correctional services only in countries that do not have the death penalty, where our staff is not required to carry firearms and where the ultimate aim of incarceration is prisoner rehabilitation.

Client

HMP Bronzefield - United Kingdom
A flagship facility

HMP Bronzefield, a prison created and run by the Sodexho subsidiary UKDS, has a capacity of 450 inmates in individual cells. “Bronzefield is the most modern women’s prison in the world, with a state-of-the-art mother and infant unit. The facility was designed to create a warm, pleasant environment for women and their children. Our approach, based on mutual respect between prisoners and the primarily female staff, makes prison life easier for inmates and allows them to prepare for their future,” says Mike Goodwin, UKDS Director of Operations.

The focus is on resettlement through socio-educational programs, job training, workshops, maintaining family contact, and assistance in finding housing and jobs.

Alan Thurlby
Home Office Controller, HMP Bronzefield.

“To facilitate prisoner resettlement, UKDS set up a Contacts Center, bringing together a wide variety of associations. This innovative approach, emphasizing respect for people, offers an ideal environment for solving the many problems that prisoners face.”

Among our clients…

Australia (specialist services)
Department of Justice
Acacia Prison, Western Australia.

Chile(multiservice)
Ministry of Justice
Five prisons (opening in 2005-2006): La Serena, Alto Hospicio, Rancagua, Concepción
and Antofagasta.

France (multiservice)
Ministry of Justice
Six prisons in the South: Aix-en-Provence, Avignon, Grasse, Salon-de-Provence,
Tarascon and Toulon-La Farlède.
Six prisons in the North: Bapaume, Liancourt, Lille-Séquedin, Longuenesse, Maubeuge and Saint-Mihiel.

Italy (foodservice)
Ministry of Justice
36 prisons

Netherlands (foodservice)
Ministry of Justice
24 prisons

Portugal (foodservice)
Ministry of Justice
Nine prison centers

Spain (foodservice)
Catalonian Government
Eight prisons

United Kingdom (specialist services)
Home Office
Three prisons: Forest Bank, Bronzefield and Peterborough.
One detention center: Harmondsworth.
Two resettlement hostels for ex-prisoners in Bristol.

Healthcare

No. 1 worldwide

2,149	2,735	18%	46,355	3,882
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites
Source: Sodexho

The Hospitality offer is developed around the specific medical mission of each healthcare facility, providing comfort and well being to patients and those around them. Each offer is adapted to the expectations of patients, staff, families and visitors. Services are provided in five main areas: foodservice, reception and information, hygiene and environmental management, free-time activity and equipment maintenance. Our offer delivers value for our clients, provides a sense of security to patients, reassurance for their families and an incentive for staff in a healthy, controlled environment.

Achievements

France: Sodexho won a contract to become the sole foodservice provider for seven hospitals (3,250 beds) and five staff restaurants for Assistance Publique - Hôpitaux de Paris.

Italy: A ten-year contract, renewable for 24 years, was signed with the Mestre Hospital in Venice, scheduled to open in 2008.

United Kingdom:

  Sodexho is one of the first support services companies licensed to deliver the Institution of Occupational Health and Safety’s (IOSH) healthcare risk and safety management course.
  Sodexho launched an information campaign on the importance of washing hands in hospital environments in support of the NHS (National Healthcare Service) fight against nosocomial infections.

United States: Sodexho had a record year winning new contracts with revenues over the contract life of more than $800 million USD, including two multiservice contracts with Stanford Hospital & Clinics (613 beds) and Lucile Packard Children's Hospital (264 beds) in Palo Alto, CA, and a catering and nutrition contract with Memorial Hermann Healthcare System (12 sites, 3,155 beds) in Houston, TX.

Sodexho

Jean-Michel Dhenain

Worldwide Market Champion, Healthcare

Three major trends characterize this market: investment in rapidly improving technologies is leading to shorter stays, reductions in the number of beds and facilities, development of alternative solutions to hospitalization, and pressure on pricing; longer life expectancy means greater spending on healthcare. Changing attitudes are resulting in greater demand for security and information, at a time when it is becoming difficult to recruit nursing and facilities staff. All of these factors have contributed to the success of our Hospitality offer, as illustrated by our partnership with the Claude Bernard Clinic in France.

Market key figures

Over 150 billion euro in estimated total market value*, including

40 billion euro in foodservice

–	Outsourcing rate: 30% (highest rate: Spain 65%; among the lowest rates: Brazil 8%)
–	Outsourced market average annual growth rate: 4% over the next three years

* Market for non-food services about 3 times that of foodservice

Source: Sodexho

Client

Claude Bernard Clinic, Ermont - Arvita Group – France
Hospitality serving the needs of everyone

The Claude Bernard Clinic outside Paris, offers medical, surgical and maternal care at its 271-bed facility, including 31 outpatient beds. In 1995, Sodexho won the contract to provide patient and staff foodservice. In 2001, services were extended to include automatic vending machines and TV rental. A new contract in late 2002 added bio cleaning and reception services. Our Hospitality partnership developed further in 2005 with “Stand Up” (see box) and a new catering offer. The expertise of our team and innovative products have enabled our client to achieve substantial savings and enhance their reputation by improving the quality of life for employees, patients and families.

Azar Raffoul
Chief Executive Officer – Arvita Group

Through the Hospitality ensured by Sodexho for the Arvita Group, we were able to improve the comfort of our patients and their loved ones, as well as of teams, achieve greater cost-control, and focus entirely on our profession: patient care."

Customers

Patient boredom is a quality of care issue. Ninety-five percent of patient time is unoccupied. “Stand Up” provides a warm setting where patients can spend a pleasant moment during the day. They appreciate being able to buy basic necessities and visitors can stop in to pick up last-minute gifts. It is also a comfortable spot for staff members to relax and take a break.
With the new foodservice offer, “1, 2, 3: Flavors”, the number of meals served has already increased by nearly 12 percent.

Stand Up: a friendly meeting place

The Hospitality offer is intended for patients, visitors and staff. “Résa Services” centralizes information and reservation services such as television, telephone and toiletries. Beverages and snacks are offered throughout the day in the relaxed, friendly atmosphere of “Café Nescafé”. Finally, the “Boutique” provides sundry products and gifts to satisfy patient wants and needs. “Stand Up” offers a place for living for everyone in a place of care.

Among our clients…

AP-HP (Paris public hospitals), 12 sites, including the Hôpital Européen Georges
Pompidou (France).
Beirut Governmental University Hospital (Lebanon).
Clinica Alemana, Santiago (Chile).
Clinica la Moraleja - Sanitas Group (Spain).
Clinique Claude Bernard, Ermont – Groupe Arvita (France).
Cliniques Saint-Grégoire et Saint-Gatien, Tours (France).
Cliniques Universitaires de Bruxelles, four sites (Belgium).
Hospital Albert Einstein, São Paulo (Brazil).
Johns Hopkins Hospital, Baltimore, MD (USA).
Karolinska University Hospital (Sweden).
Klinikum der Universität Regensburg (Germany).
McGill University Health Centre, Montreal (Canada).
Northern Devon Healthcare NHS Trust (UK).
Orton Invalid Foundation Hospital, Helsinki (Finland).
Ospedale Casa Sollievo della Sofferenza, Foggia (Italy).
Ramsay Health (Australia).
 Samitivej Sukhumvit Hospital, Bangkok (Thailand).
Stanford University Hospital, CA (USA).
Zuwe Hofpoort Ziekenhuis, Woerden (Netherlands).

Seniors

No. 1 worldwide

691	879	6%	10,929	1,796
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites

Source: Sodexho

Sodexho senior services are designed to foster dignity, pleasure and social contact in the lives of the elderly. Our mission is to create the conditions that allow seniors to grow old gracefully, at home or in specialized facilities, with innovative foodservice and services adapted to their age and degree of dependence. Our teams are specially trained to make mealtime a pleasure while ensuring a healthy diet. They provide attention and assistance, as well as a pleasant environment for friendly interaction. By listening to seniors and giving them the support they need, we help them get the most out of their lives. At Sodexho, that is how we honor our elders.

Achievements

International: Sodexho became a platinum sponsor of the International Association of Homes and Services for the Aging (IAHSA), a United Nations accredited NGO that represents 12,000 long-term care facilities with a purpose to create innovative solutions in the senior services segment.

Australia and Italy: Opening of the segment with a Hospitality offer.

France: Signing of framework agreements with Fondation des Caisses d’Epargne (50 sites) and the SUREN group (80 sites).

United States: Major contracts with Mariner Health (Atlanta, GA – 13 sites), American Baptist Homes of the West (Pleasanton, CA – 10 sites), George M. Leader Family Corporation (Hershey, PA – 12 sites), Methodist Homes of Alabama and Northwest Florida (four sites).

Sodexho

Jean-Michel Dhenain
Worldwide Market Champion, Seniors

In every country where Sodexho operates, increased life expectancy is giving seniors greater demographic, economic and political weight. Advanced senior care, requiring medical and personal assistance in specialized facilities, is the fastest growing segment of senior services and accounts for an ever-increasing portion of overall healthcare expenditures. Recruiting skilled personnel is an ongoing challenge and establishments are faced with problems of malnutrition, dependence and loneliness among residents. The expansion of home care services, on the other hand, requires pro-active government involvement. Whether we participate in the lifestyle projects of retirement communities or in the implementation of regional home care policies, ensuring quality of life for seniors is our profession.

Market key figures

Over 100 billion euro in estimated total market value*, including

30 billion euro in foodservice

–	Outsourcing rate: 21% (highest rate: Japan 50%; among the lowest rates: Netherlands 8%)
–	Outsourced market average annual growth rate: 4% over the next three years

* Market for non-food services about 2.5 times that of foodservice

Source: Sodexho

Client

Stockholm County Council - Sweden
Homecare equipment and services

In Sweden, a County is a public institution financed by taxes. Stockholm County has a population of 1.8 million and devotes 75 percent of its budget to healthcare. Equipment is purchased by the municipalities in the County and provided free of charge to users on prescription.

100 Sodexho employees ensure storage, transportation, installation and maintenance of 12,000 products and 35,000 bulky objects such as mobility equipment, special beds and foodservice equipment, to make life easier for nearly 600 people with temporary or permanent disabilities.

Lena-Maj Anding
Stockholm County Council

“Sodexho’s entrance on the market for this equipment has signaled a turning point in Sweden. It is a win-win approach and is enabling regions to achieve planned savings.”

Customers

Seniors and dependent persons, the primary recipients of this service on a long-term basis, overwhelmingly support solutions allowing them to remain at home as long as possible under optimum conditions. The equipment provided by Sodexho makes daily life easier for them and for their families and caregivers. They can also count on the assistance of well-trained personnel attentive to their needs. Thanks to these services, they feel more fully integrated into society.

Growing old gracefully - United States

Seniors want to stay healthy, maintain their independence and interact with family and friends. The HealthAbility program has identified eight components of wellness: nutrition, physical, spiritual and intellectual health, social ties, safety, environment and community. Sodexho has incorporated these eight factors into a pilot program, based on a holistic approach to promote the well being of retirement home residents. A host of services, from balanced catering options to social activities, help combat the isolation of seniors, while promoting their independence and helping them stay healthy. The program exemplifies Sodexho’s commitment to creating the conditions that allow seniors to live well.

People with Disabilities

Improving quality of life for the disabled means, first and foremost, promoting their integration into society. From business activities to job training to public awareness campaigns, all of Sodexho’s initiatives in this area are directed toward this goal.

Achievements

France:

  Sodexho and the Fédération Française Handisport (French Handisport Federation) renewed their partnership to promote sports for people with disabilities.
  Signing of a draft agreement with the Association pour adultes et jeunes handicapés (Association for Disabled Youth and Adults).

Spain: Opening of the segment with the signing of two major contracts.

United States:

  Sodexho was named one of DiversityInc.’s Top 10 companies offering genuine career opportunities for people with disabilities.
  Sodexho was chosen “Employer of the Year” by the Autism Services Association.

All for one, one for all - France

Sodexho organized a culinary competition aimed at integrating the disabled and gaining recognition for their abilities. People with disabilities are invited to participate and perform roles geared to their capabilities. Seventy establishments managed by Sodexho took part in this year’s convivial event, involving meetings and discussions among residents, educators and Group teams. Sodexho is the only foodservice company in France with a division specializing in services to institutions for people with disabilities.

Among our clients…

American Baptist Homes of the West, CA (USA).
Appalachian Christian Village, TN (USA).
Aurinkomaki Service Center, Pornainen municipality (Finland).
Baptist Housing, Vancouver, BC (Canada).
Diakonie Neuendettelsau (Germany).
Fondation des Caisses d’Epargne, 50 sites (France).
Fondazione Maria Ausiliatrice Onlus, Bergame (Italy).
Groupe ADAVIR (Spain).
Groupement GVA Gasthuiszuster van Antwerpen, two sites (Belgium).
Hogar de Cristo, Santiago (Chile).
Maison des Augustines de Meaux (France).
Pension Schloss Kahlsperg in Oberalm, Salzburg (Austria).
Pilträdet Nursing Home, Stockholm (Sweden).
Stockholm County Council (Sweden).
 Uniting Care Ageing, NSW, Ku Ring Gai Region (Australia).
Wellwood House, Newport (UK) .
Zuwe Zorg, Maarssen,Vinkeveen and Woerden (Netherlands).

Education

No. 1 worldwide

2,831	3,603	24%	84,803	4,386
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites

Source: Sodexho

Sodexho provides schools with solutions to enhance quality of life for students, teachers and parents through a wide range of specialized services. These cover everything from building organization to cost-effective facilities management. Young people must acquire good eating habits to be healthy for life. Giving future generations a taste for varied, wholesome foods is one of our priorities. From kindergarten to university, Sodexho’s nutrition experts work with educators and parents to develop programs that teach the importance of sound nutrition and promote a balanced diet as an indispensable part of daily life.

Achievements

Germany: To meet the rising demand in schools and kindergartens, 32 school kitchens obtained Organic certification.

Russia: Sodexho entered the Public Education segment with an initial contract at a secondary school.

United Kingdom: Sodexho was awarded the “Big Tick Standard” by Business in the Community for its Healthier Eating program, which promotes the value of healthy eating among underprivileged youngsters.

United States: In response to increasing obesity among young people, Sodexho launched a two-day “Coalition for Culinary and Nutrition” (CCN), bringing together dietitians and chefs to plan tasty, nutritious school menus.

Sodexho

Rick Brockland
Worldwide Market Champion, Education

In this market, our clients are concerned about the alarming rate of obesity among young people. Childhood obesity, which is becoming a serious public health problem, calls for a comprehensive approach. As the world’s leading employer of skilled dietitians, Sodexho has the expertise to help clients implement programs to educate young people about nutrition and encourage healthy eating.

Schools face complex management challenges and increasing service demands with limited budgets. Sodexho tailors its multiservice offering to the specific requirements of their core business, optimizing facility operation and contributing to community improvement, as our successful partnership with the St. Louis Public School District demonstrates.

Market key figures

Over 150 billion euro in estimated total market value*, including

50 billion euro in foodservice

–	Outsourcing rate: 32% (highest rate: Canada 66%; among the lowest rates: Japan 24%)
–	Outsourced market average annual growth rate: 3% over the next three years

* Market for non-food services about 2.5 times that of foodservice
Source: Sodexho

Client

St. Louis Public School District – St. Louis, Missouri, United States
Building a better quality of life

A multiservice management contract for 59 elementary, 21 middle and 12 high schools was awarded to Sodexho by the St. Louis Public School District in 2003, aimed at improving service quality and the educational environment while efficiently managing costs.
Sodexho oversees custodial equipment and grounds management as well as building cleaning and maintenance. In just one year, the program achieved a savings of $5.5 million (USD), as well as significantly enhanced service quality. This was accomplished by optimizing human and material resources, which included reorganizing and training personnel and investing in new equipment.
Sodexho is also improving quality of life in the community through partnerships with local minority and women-owned businesses.

Lt. General Gary Hughey
Chief Operating Officer and Building Commissioner, St. Louis Public Schools.

“We had a summer break shortened by two weeks, a district-imposed hiring freeze resulting in 45 of 329 unfilled custodial positions and six weeks of summer school scheduled in more than 75 percent of our buildings.- Despite having to overcome these numerous obstacles, all of our schools were clean and ready for opening day. Sodexho did a great job.”

Customers

Students, teachers and administrative staff are pleased to be working in a safe, healthy school environment that is comfortable and attractive. There is widespread appreciation of Sodexho’s integral role in all 92 district schools. We have introduced a data-driven process that focuses resources on prevention and maintenance rather than emergency response. The administration receives a monthly report that allows district leaders to make decisions based on reliable data in a timely fashion

The Cafet’Evasion – France

Fighting obesity becomes a priority
Nutrition and health issues are of growing concern to parents, teachers and high school students. When automatic vending machines were banned from schools in France, Sodexho launched a new offer on the theme: “Less fat, less sugar, less salt”. Eating well is easy!”. The concept of appealing, well-balanced fast food in a friendly, relaxing environment designed for high school students is now being rolled out in 64 cafeterias. “At the Cafet’Evasion, I can watch what I eat, even when I’m in a rush. The food is tasty and there’s plenty of choice. It’s good for my figure and good for my health. The cafeteria has a new look, too. The atmosphere is young and fun. We like to go there.” Marie, a high school student in Paris.

Among our clients…

Atlanta Public School District, Atlanta, GA (USA).
Collège Anatole France, Casablanca (Morocco).
Emory University, Atlanta, GA (USA).
ENAC, Toulouse (France).
Florence Public Schools, Florence (Italy)..
Huddersfield University (UK).
International School of Sotogrande (Spain).
Loyola Marymount, Los Angeles, CA (USA).
Nice Public Schools (France).
Northwestern University, Evanston, IL (USA).
 Pontificia Universidade Católica, Rio de Janeiro (Brazil).
Salem-Keizer School District, Salem, OR (USA).
The English International School, Prague (Czech Republic).
United World College of South East Asia (Singapore).
University of Hong Kong (China).

Remote Sites

No. 2 worldwide

655	833	6%	21,784	1,616
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of sites

Source: Sodexho

Living and working environments at remote sites present special challenges to oil and gas, mining and construction companies. Universal Sodexho offers a comprehensive service solution to meet these challenges, from setting up camps to environmental restorations following operations. We develop tailor-made technical solutions suited to extreme or unusual conditions. Our goal: to improve the quality of daily life and safety of the thousands of people working on these sites. In all our operations, we are committed to working with our clients to ensure the sustainable development of the local economies.

Achievements

Remote site opening in Colombia, with the signing of four contracts.

Safety achievements in Scotland receive awards:

  for the sixth year in row, the Safety Prize from the British Safety Council for the third time, the Outstanding Performance prize from the Royal Society for the Prevention of Accidents (RoSPA).
  and the HSE Prize (Health, Safety, Environment), one of the Scottish Offshore Achievement Awards, known as the “Oil Oscars”, presented by the International Association of Drilling Contractors (IADC).

In Peru:

  Sodexho won the Empresa Peruana del Año 2004 competition in the Multiservices category, making Sodexho the country’s leading company for management, product and services quality.
  After receiving ISO 9001 and HACCP certification, Sodexho obtained ISO 14001 and OHSAS 18001 certification for its operations at the Antamina mining company site as well as its offices in Lima. As a result, it is the first company in its segment in Latin America to be certified to four international standards for management quality. Sodexho also received HACCP certification for its process at the Alto Chicama Operation (Barrick Misquichilca Mining Company).

Sodexho

Nicolas Japy
Worldwide Market Champion, Remote Sites

Remote Site market growth reflects the accelerating demand worldwide for energy and mining, and consequently, for higher production levels. There are opportunities for development with our major clients as well as with independent producers. With increasingly sophisticated technologies at inhospitable sites, our clients are turning to single-source providers capable of providing comprehensive multiservice, multi-technical solutions. Their primary concerns are controlling costs, ensuring the safety and comfort of their teams, and supporting local economic and social development. A great example of our goals in action is the work we are doing for Total E&P in Angola.

Market key figures

10 billion euro in estimated total market value (multiservice)

Source: Sodexho

Client

Total E&P - Angola
Reliability, Safety and Quality of Life

This three-year multi-technical, multiservice contract covers the maintenance of the industrial site and office premises, housing and social and leisure facilities, as well as a wide range of services. Universal Sodexho has hired and trained more than 200 local people to fulfill this assignment.

Jean-Louis Boyer
General Services Manager - TOTAL E&P Angola

“We chose Universal Sodexho for its knowledge of the local context as well as its proven record of technical maintenance skill. After one year, we are very satisfied with our choice. Universal Sodexho provides high quality services in keeping with Total standards and our expectations, and has succeeded in developing a network of local businesses to participate in contract performance. Regular reporting has been introduced to improve the management of our facilities and properties in Luanda and create a more pleasant living environment for our employees.”

Customers

Round-the-clock services are provided every day to Total E&P personnel by Universal Sodexho on a 150,000-square-meter site. As the number of failures requiring repair operations steadily decreases, preventive maintenance now accounts for 75 percent of team interventions. Specialists from Universal Sodexho also contribute their expertise to eliminate hazardous practices and ensure optimum safety in high-risk areas. Improved technical performance and rigorous worksite standards translate into a better quality of life and increased safety for those who live and work at the site.

Universal Sodexho fosters local businesses in Laos.

For its client LXML, an Australian mining company, Universal Sodexho is involved in projects to develop the local Laotian economy. It will purchase supplies for the Oxiana Sepon Gold and Copper Project from a textile factory financed by the client in the center of the country. Universal Sodexho is also giving technical and material support to develop a farming cooperative to provide fresh produce to the site, and is planning the construction of a pork processing plant. By generating opportunities for skills acquisition and stable jobs, these production projects help the local people build their own future.

Among our clients…

Oil and gas

AP Moller-Maersk Group, Congo, Denmark, Nigeria.
BP, Alaska, Algeria, Argentina, Indonesia, Netherlands, Norway, United Kingdom.
ConocoPhillips, Alaska, United States (on-shore) and the Gulf of Mexico (offshore),
Syria, United Kingdom.
ExxonMobil, Canada, Netherlands, Norway, Russia, Saudi Arabia, United States
(onshore) and Gulf of Mexico (offshore), Venezuela.
Noble Drilling, Denmark, Gulf of Mexico, Netherlands, Nigeria, Qatar, United Arab
Emirates, United Kingdom.
Qatargas, Qatar.
Saudi Aramco, Saudi Arabia.
Shell, Gabon, Gulf of Mexico, Netherlands, Nigeria, Russia, Saudi Arabia, Sultanate of
Oman, United Kingdom, Venezuela.
Sinopec, Saudi Arabia.
Total, Angola, Cameroon, Congo, Gabon, Gulf of Mexico, Nigeria, Netherlands, Norway,
United Kingdom.
Transocean, Inc., Cambodia, Cameroon, Congo, Equatorial Guinea, Gabon, Gulf of
Mexico, India, Indonesia, Ivory Coast, Nigeria, Norway, Thailand, United Kingdom.

Mining

Alcan, Inc., Australia.
BHP Billiton, Canada, Peru.
Barrick Gold, Argentina, Australia, Canada, Peru, Tanzania.
Rio Tinto, Australia.

Engineering and Construction

Bechtel, Equatorial Guinea, Qatar, Romania.
Chiyoda, Russia.
Fluor Daniel, Russia, Saudi Arabia.
 Kellogg Brown & Root, Iraq.
Louis Berger Group, Afghanistan.
SNC Lavalin, Peru, Venezuela.

Service Vouchers and Cards

No. 2 worldwide

280	356	2%	2,776	320,000
Revenues (in euro millions)	Revenues (in USD millions)	Share of Group revenues	Number of employees	Number of clients

Source: Sodexho

Issued volume: 5.3 billion euro

Sodexho Pass has developed a wide variety of secure, flexible and innovative methods to help companies enhance employee motivation and enable public sector clients to implement effective social policies. From e-vouchers, swipe cards, smart cards and contactless cards to completely virtual transaction systems, the most suitable medium is selected to offer customized solutions that make life simpler and more pleasant for people at work and in their daily lives. Today, 14 million people in 27 countries have meals, engage in professional training, practice their favorite sport or benefit from childcare services thanks to 821,000 Sodexho Pass affiliated partners.

Achievements

Belgium: Sodexho Pass acquired a majority stake in Chèque-List and expands its “Motivation” offerings.
Chile: Fondo Solidario de Inversion Social (social investment solidarity fund) chooses Sodexho Pass to manage grants allocated to local businesses.
China: In addition to the sales office opened in Shanghai in 1999, a sales office has been opened in Suzhou.
France: Sodexho Pass won five new contracts: Cinema-Reading vouchers for Regional Councils (Provence - Alpes - Côte d’Azur region), Equipment vouchers for on-the-job trainees (Nord - Pas-de-Calais region), Book cards (Picardy), Regional Book vouchers (Auvergne) and Book vouchers (Brittany) for high school students.
Poland: The mining company Weglowa SA decided to thank its 71,195 employees by offering them Sodexho Pass gift certificates.
 Launch of the Training Pass in Spain, the Web Pass in Hungary, the Flexi Pass in the Czech Republic, and the Childcare Pass in the United Kingdom

Sodexho

Pierre Henry
Chief Executive Officer, Sodexho Pass

The growing number of contracts with Regional Councils in France and the recent introduction of new services in Latin America and China demonstrate that public authorities are continuing to turn to the private sector to help manage their social programs to assure effective control, tracking and transparency.

In turn, companies are paying closer attention to the expectations of their employees. Firms increasingly recognize that improving the quality of life of their employees is one of the most effective ways to leverage performance.

Innovative thinking and responsiveness are key factors in the success of Sodexho Pass in this market, instrumental in helping us develop lasting, constructive partnerships with our clients, such as TIM in Brazil.

Indicators

30 billion euro issue volume in the global market

14 million beneficiaries
12.1 million employees enjoy Daily Life solutions to improve Quality of Life in the workplace.
1.2 million employees use Motivation and Loyalty solutions.
700,000 citizens benefit from public aid through Sodexho Pass solutions.

Source: Sodexho

Client

TIM - Brazil
Confidence across the board

TIM was set up in 1998, when Brazilian telecommunications went private, with the clear-cut objective of becoming number one in its market. When TIM acquired Maxitel, a client of Sodexho Pass, we were awarded the contracts for Meal, Food and Mobility voucher management. By developing a relationship based on trust and a shared determination to deliver results, we have achieved remarkable success together. In the last eight years, the number of Sodexho Pass service users has grown from 450 in the North-East region to a total of 6,000 in 17 regions of Brazil. Today, as smart cards gradually replace paper vouchers, TIM is benefiting from simplified management, greater employee satisfaction and a strong image as a leader in technology.

Marcos Aurélio Fernandes
Human Resources Manager - TIM

“Sodexho Pass is constantly innovating and adapting new technologies for the benefit of Brazilian employees. TIM and Sodexho Pass clearly share the same objective.”

Beneficiaries

From the point of view of TIM employees, the smart card system offers increased efficiency and greater user facility, and reflects the image they have of their company. “I received my Sodexho Pass card nearly 2 years ago, in place of paper vouchers. It really is an improvement. It is handier, easier to use, and safer, too … you get used to it very quickly!”

Easier, faster, services enter the electronic age.

More and more of our clients are turning to Sodexho Pass for e-services and paper-free systems. Everyone stands to gain from this mini-revolution. Companies and public services can control and monitor allocations more efficiently, while employees and citizens can access innovative, practical and secure services.
New swipe cards and smart cards are activated every day, while e-vouchers are becoming increasingly popular. They have been adopted in the Flemish region of Belgium as a way to encourage continuing education. Another virtual product, the Childcare Pass in the United Kingdom, enables savings in family expenditures.

Among our clients…

Banking and Insurance

ABN AMRO Bank, Argentina, Belgium, Colombia, Czech Republic, India, Luxembourg,
Turkey.
Allianz, Czech Republic, Germany, Mexico.
BNP Paribas, Belgium, China, Czech Republic, Germany, Poland, Tunisia, Turkey.
Citigroup, Belgium, Colombia, Czech Republic, Poland, Slovakia.

Computer Technology and Electronics

Hewlett-Packard, Belgium, Colombia, Czech Republic, India, Italy, Poland.
Microsoft, Austria, China, Colombia, Czech Republic, India, Poland, Slovakia.
Samsung Electronic, Argentina, Austria, Colombia, Poland, Slovakia.

Food Industry

Coca-Cola, Argentina, Belgium, China, Colombia, Czech Republic, Luxembourg, Poland, Slovakia.
PepsiCo, Argentina, Brazil, Hungary, Mexico, Poland, Romania, Venezuela.
Unilever, Argentina, Belgium, Colombia, Poland, Tunisia, Turkey, Venezuela.

Industrial equipment

Alstom, Argentina, Austria, Czech Republic, Hungary, Mexico, Poland, Spain,Tunisia.
Michelin, Czech Republic, Hungary, Mexico, Romania, Slovakia, UK.
Renault Group, Argentina, Austria, Belgium, Czech Republic, Italy, Poland, Romania.
Siemens, Austria, Belgium, China, Colombia, Czech Republic, France, Germany, Poland,
Romania, Slovakia, Tunisia.

Public Services

National Postal Services, La Poste (Belgium), La Poste (France), Magyar Posta Rt.-
Hungary, Poczta Polska (Poland).
Ministries, Ministry of the Flemish Community and Ministry of the Walloon Region
(Belgium), Home Office (Czech Republic), Department of Health and Safety (Venezuela)
 National Railways Services, SNCB (Belgium).

Corporate

Governance

The Board
of Directors

1   Members of the Board of Directors as of August 31, 2005

		First	Term
		elected	Expires

Pierre Bellon	Chairman	Nov 14, 1974	2007
Robert Baconnier *	President, ANSA	Feb 08, 2005	2008
Rémi Baudin	Vice-Chairman	Feb 25, 1983	2007
Patricia Bellinger *	Member of the Senior Executive Forum, BP	Feb 08, 2005	2008
Astrid Bellon	Member of the Management Board, Bellon SA	Jul 26, 1989	2007
Bernard Bellon	Chairman of the Board of Directors, Finadvance	Feb 26, 1975	2006
François-Xavier Bellon	Member of the Management Board, Bellon SA	Jul 26, 1989	2007
Sophie Clamens	Chairman of the Management Board, Bellon SA	Jul 26, 1989	2007
Paul Jeanbart *	Chief Executive Officer, Rolaco	Feb 13,1996	2008
Charles Milhaud	Chairman of the Management Board, CNCE	Feb 4, 2003	2006
François Périgot *	Honorary President, MEDEF International	Feb 13, 1996	2008
Nathalie Szabo	Member of the Management Board, Bellon SA	Jul 26, 1989	2007
Peter Thompson*	Company Director	Feb 08, 2005	2008
Mark Tompkins *	Company Director	Feb 05, 2002	2008

* Independent director

  Operating procedures of the Board of Directors

  In addition to the company’s bylaws, the Board of Directors is governed by the Board’s Internal Rules, which define the Board’s mission, set the number of Board members, establish the Directors’ Charter, and determine the number of Board meetings and the allocation of directors’ fees. They also define the policy for issuing guarantees, set assessment criteria for the Board’s operating procedures, and define powers delegated to the Senior Management.

  Mission of the Board of Directors

  The Board of Directors establishes corporate strategy, appoints corporate officers to run the business, supervises the management of the business, reviews internal control procedures, and oversees the quality of information provided to shareholders and to the financial markets in the financial statements and in connection with major financial transactions.

  As required by law, the Board of Directors finalizes the financial statements, proposes dividends, and makes decisions on investments and financial policy.

  The Group’s senior operational executives keep the Board informed of market conditions, strategy, the resources used in their activities, and action plans implemented to meet objectives.

The Board of Directors performs periodic in-depth reviews of the financial statements at meetings attended, as necessary, by members of the Group’s operational and financial management teams and by the internal and external auditors.

At least three days ahead of Board meetings, each Board member is given briefing documents so that he/she can review or investigate the issues to be discussed.

The Board of Directors is also kept regularly informed of questions, comments and criticisms raised by shareholders, whether at shareholders’ meetings or by mail, e-mail or telephone.

The Directors’ Charter

Each Director must personally own at least 400 Sodexho Alliance shares.

Directors are required to disclose to the Board all actual or potential conflicts of interest and must abstain from voting on those matters.

Any Director of Sodexho Alliance who obtains unpublished information during the course of his/her duties is bound by a duty of confidentiality. Directors are also prohibited from trading in Sodexho Alliance securities:

-	for a period of one month prior to the Board meeting that approves the interim financial statements;
-	for a period from September 1 to the date of the Board meeting that finalizes the annual financial statements.

Transactions by Directors in the company’s shares must be disclosed to the public. Consequently, Directors are required to inform the Chief Financial Officer or Corporate Secretary of all transactions in Sodexho Alliance shares.

Except in cases of force majeure, all Directors of Sodexho Alliance must attend shareholders’ meetings.

Board meetings

The Board of Directors met eight times during fiscal 2005, fulfilling the minimum requirement of four meetings per year as stated in the Internal Rules.

Date	Main items on the agenda	Attendance rate
Sep 14, 2004	- Estimated results for fiscal 2004 - Strategic plan and priority axes for progress - Approval of budgets for fiscal 2005	100%
Nov 16, 2004	- Finalizing the financial statements for fiscal 2004 - Convening of the Ordinary Shareholders’ Meeting - Finalizing the Board Report for fiscal 2004	92%
Nov 25, 2004	- Approval of an investment proposal	100%
Jan 18, 2005	- Adoption of a new stock option plan	67%
Feb 08, 2005	- Business update for first 4 months of fiscal 2005 - Business update on activities in the USA	100%
Apr 22, 2005	- Group financing policy - Business update on activities in the USA	86%
May 10, 2005	- Finalizing the interim consolidated financial statements for the six months to February 28, 2005 - Business update on activities in the UK	93%
June 16, 2005	- Granting of stock options	57%
The average attendance rate was 87%.

2 Board Committees

To support its decision-making process, the Board has created three Committees, each with its own Charter. Broadly, their role is to examine specific issues ahead of Board meetings, and to submit opinions, proposals and recommendations to the Board.

  Audit Committee

  The Audit Committee is chaired by Robert Baconnier, who is considered a financial expert. The other members are Mark Tompkins and François Périgot. Sophie Clamens and Rémi Baudin are invited to attend all Audit Committee meetings, but are not members.

  The Audit Committee is responsible for ensuring that the Group’s accounting policies are appropriate and consistently applied and that effective internal controls are in place. The Committee periodically reviews Senior Management reports on risk exposure and prevention.

The Committee assesses proposals from auditing firms and submits candidate firms for approval by the general shareholders’ meeting.

It also performs an annual review of the fees paid to the auditors of Sodexho Alliance and its subsidiaries, and assesses auditor independence.

In fulfilling its role, the Audit Committee is assisted by the Finance, Legal and Internal Audit departments, and by the external auditors. It may also make inquiries of any Group employee and seek advice from outside experts.

Pierre Bellon, Chairman and Chief Executive Officer of Sodexho Alliance during fiscal 2005, and Siân Herbert-Jones, Chief Financial Officer, were regularly invited to attend Audit Committee meetings to discuss their activities and answer questions.

Robert Baconnier has succeeded Edouard de Royère as chairman of the Audit Committee, and François Périgot has replaced Paul Jeanbart as a member.

The Audit Committee met four times during fiscal 2005, with a 67% average attendance rate.

Issues addressed by the Committee included:

-	approval of the Internal Audit plan for fiscal 2005;
-	review of the principal accounting policies applied by the Group;
-	impact of IFRS on the consolidated financial statements;
-	organization of the Group finance function;
-	reports issued by the Internal Audit department, and progress reports on the implementation of internal audit recommendations;
-	progress reports on the “CLEAR” project (internal control assessment);
-	reappointment of one of the firms currently acting as joint external auditor.

The Audit Committee reviewed the annual consolidated financial statements for fiscal 2004, and the interim consolidated financial statements for the six months ended February 2005. It also approved the terms of engagement and fees of the auditors of Sodexho Alliance and its subsidiaries in connection with the audit of the consolidated financial statements for fiscal 2005.

Finally, the Audit Committee approved in advance all other engagements performed by the Group’s auditors and by member firms of their international networks.

  Nominating Committee

  The Nominating Committee is chaired by François Périgot. The other members are Patricia Bellinger, Nathalie Szabo, Pierre Bellon and Rémi Baudin.

  This Committee examines proposals made by the Chairman of the Board, and advises the Board, on:

- the appointment of:
-	Directors;
-	the Chief Executive Officer and, as appropriate, Chief Operating Officer(s);
-	members of the Group Executive Committee;
- succession plans for key executives.
It also keeps an up-to-date, confidential list of potential replacements in case a position suddenly becomes vacant.

The Committee reviews nominees prior to their election as Directors, and where it sees fit assesses the position of Directors by reference to the criteria on the composition of the Board specified in the relevant legislation and in the Board’s Internal Rules. For compliance reasons, the Committee also provides the Board of Directors from time to time with a list of Directors qualifying as independent.

Patricia Bellinger replaced Edouard de Royère as a member of the Nominating Committee after the shareholders’ meeting of February 8, 2005.

The Nominating Committee met several times during fiscal 2005, including one formal meeting to discuss the successor to Pierre Bellon and assess director independence. The attendance rate was 60%.

  Compensation Committee
  The members of the Compensation Committee are Rémi Baudin, Patricia Bellinger, Pierre Bellon and Bernard Bellon.

  This Committee makes proposals relating to compensation packages for corporate officers, executive compensation policy, performance-based incentives (including stock option plans), and employee stock ownership plans.

  Patricia Bellinger replaced Edouard de Royère as a member of the Compensation Committee after the shareholders’ meeting of February 8, 2005.

  The Committee met three times during fiscal 2005 to make recommendations to the Board on issues such as the advisability of introducing a new International Employee Stock Ownership Plan, the implementation and plan rules of a new stock option plan, and compensation packages for the Chairman and Chief Executive Officer and the Chief Operating Officers.
  The average attendance rate in fiscal 2005 was 85%.

Patricia Bellinger
Independent Director

Interview

“What motivated you to accept a directorship on the Sodexho Board?”

“Sodexho is a successful global corporation in an industry with which we all interface, in some cases, frequently. I find Sodexho's values, aspirations and ethos not only compelling, but also well aligned with my own. Ultimately, I was inclined to join the Board because I believe Sodexho has the business model and leadership talent necessary to win in today’s intensely competitive markets.”

“One year after, what are your impressions?”

“Challenging discussions and superior decision-making characterize our board meetings. I have found my fellow board members to be warm, engaging and open-minded. Everyone effectively leverages the diversity of each other's knowledge and experience. I also greatly enjoy the opportunities we have to meet the Sodexho leadership team through their presentations to the Board. For me, it has thus far been a very rewarding experience.”

3 Information about members of the Board of Directors

•   Pierre Bellon

Born January 24, 1930
Married, 4 children
Graduate of the Ecole des Hautes Etudes Commerciales (HEC)
French
Business address:
Sodexho Alliance
3, Avenue Newton – 78180 – Montigny-le-Bretonneux, France

Background

Pierre Bellon joined Société d’Exploitations Hôtelières, Aériennes, Maritimes et Terrestres in 1958 as Assistant Manager. He later served as Managing Director and then Chairman and Chief Executive Officer.

In 1966, he founded Sodexho SA, which became Sodexho Alliance SA in 1997. He served as Chairman and Chief Executive Officer until August 31, 2005, and is currently Chairman of the Board of Directors.

Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls Sodexho Alliance, and also served as Chairman of the Management Board of Bellon SA from 1996 to 2002. He has been Chairman of the Supervisory Board of Bellon SA since February 2002.

Since 1976, he has been a member of the Executive Council of CNPF, the French employers’ federation, now known as MEDEF.

Pierre Bellon has also served as:

  Vice-President of CNPF (subsequently MEDEF), 1980-2005.
  National President of the French National Center for Young Business Leaders (formerly the Center for Young Employers), 1968-1970.
  President of the French National Federation of Hotel and Restaurant Chains, 1972-1975.
  Member of the French Economic and Social Council, 1969-1979.

Other corporate offices held

o	Bellon SA (Chairman of the Supervisory Board)
o	PPR (Member of the Board of Directors)
o	CMA CGM (Member of the Supervisory Board)
o	Sobelnat SCA (Member of the Supervisory Board)

o	He also serves as a Director of various Sodexho Group companies.

Other positions

o	President/founder of the French Management Improvement Association (APM)
o	Board Member of the French National Association of Joint Stock Companies (ANSA)

Number of Sodexho Alliance shares held: 12,900

Other corporate offices held within the past five years but no longer held

o	L’Air Liquide (Member of the Supervisory Board)

• Robert Baconnier

Born April 15, 1940 in Lyon (France)
Married, 3 children
Degree in Literature, Graduate of the Institute d’Etudes Politiques de Paris and of the Ecole
Nationale d’Administration (1965-1967)
French
Business address:
ANSA
39, rue de Prony – 75017 – Paris, France

Background

Robert Baconnier began his career in 1967 as a civil servant at the French Ministry of Economy and Finance, and was assigned to the Internal Revenue Service (Direction Générale des Impôts). From 1977 to 1979 he was Technical Advisor to the office of the Minister of Economy and Finance, then Deputy Director in the office of the Minister for the Budget. From 1979 to 1983 he was Deputy Director in charge of the International Division of the Tax Legislation Department; in 1983, he was appointed head of the Litigation Department of the Internal Revenue Service. In 1986 he became head of the Internal Revenue Service. From 1990 to 1991 he was Paymaster General at the French Treasury.

In 1991, he joined the law firm Bureau Francis Lefebvre, where he served as Chairman of the Management Board until 2004.

He is currently Chairman and CEO of ANSA, the French National Association of Joint Stock Companies.

Other positions

o	Advisor, French Foreign Trade Commission
o	Member of the Board of Directors, Lafarge Ciments
o	Member of the Supervisory Board, ELS (Editions Lefebvre Sarrut)

Number of Sodexho Alliance shares held: (shares currently being acquired)

Other corporate offices held within the past five years but no longer held

o	Chairman of the Tax Committee of MEDEF, the French employers’ federation

•   Rémi Baudin

Born October 19, 1930
Married, 4 children
Graduate of the Ecole des Hautes Etudes Commerciales (HEC)
French
Business address:
Sodexho Alliance
3, Avenue Newton – 78180 – Montigny-le-Bretonneux, France

Background

Before helping Pierre Bellon to create Sodexho, Rémi Baudin took part in a number of foreign projects for management consultancy SEMA, from 1957 to 1965.

He reorganized and managed the ship chandlery business (1965-1969), then set up a joint venture with Sonatrach in remote site management and headed the joint venture in Algeria (1969-1970). He successively managed the Food Services France division, starting up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Equatorial Guinea, Algeria and Libya (1977-1982); and the Food Services France and Europe division (1982-1992). In 1996 he was appointed Chairman of the Supervisory Board of Bellon SA, becoming its Vice-Chairman in 2002.

Other corporate offices held

o	Bellon SA (Vice-Chairman of the Supervisory Board)
o	Octofinances SA (Chairman of the Supervisory Board)

Other positions

o	President and founder of FERCO, the European Food Services Confederation.

Number of Sodexho Alliance shares held: 4,016

Other corporate offices held within the past five years but no longer held

None

•   Patricia Bellinger

Born March 24, 1961 in Connecticut (USA)
Married, 2 children
BA in Literature, Harvard University
American
Business address:
BP plc
1, Saint James Square – London – SW1Y 4PD, United Kingdom

Background

Patricia Bellinger began her career in Madrid, Spain in 1986 by founding a casting agency, and she continued to work in media and communications in Spain until 1995. In 1995, she returned to the USA and joined Bristol Myers Squibb (BMS), the pharmaceutical company, where she was successively Associate Director for Communications and Associate Director for Public Affairs. In 1998 she became the Corporate Director of Culture and Human Resources Diversity. In 2000, she joined British Petroleum in London to become the head of diversity and inclusion. Recently, she became the head of the newly created Leadership Education function.

Other positions

o	Member of Executive Leadership Council (Washington DC)
o	Member of the Advisory Board of the Leadership Center at Morehouse College (Atlanta, USA)
o	Member of the Breakthrough Breast Cancer Generations Appeal Board

Number of Sodexho Alliance shares held: (shares currently being acquired)

Other corporate offices held within the past five years but no longer held

None

•  Astrid Bellon

Born April 16, 1969
Graduate of ESLSCA
Master of Arts in Cinema Studies, New York City
French
Business address:
Bellon SA
3, Avenue Newton – 78180 – Montigny-le-Bretonneux, France

Background

Astrid Bellon has worked in the television and movie industry since 1999. She is a shareholder of Les Films d’à Côté, a company she created in 2001.

Other corporate offices held

o	Bellon SA (Member of the Management Board)
o	Sofrane SAS (Chairman)
o	Sobelnat SCA (Permanent Representative of Sofrane SAS, Managing Partner)

Number of Sodexho Alliance shares held: 37,683

Other corporate offices held within the past five years but no longer held

None

•   Bernard Bellon

Born August 11, 1935
Married, 3 children
Degree in French Literature from IAE Aix – Marseille
French
Business address:
14, rue Saint Jean – 1260 – Nyon, Switzerland

Background

Bernard Bellon was Director of Compagnie Hôtelière du Midi (part of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de l’Union Européenne Group from 1970 to 1988. He founded Finadvance SA, a venture capital company of which he has been Chairman since its creation in 1988.

Other corporate offices held

o	Bellon SA (Member of the Supervisory Board)
o	Finadvance SA (Chairman of the Board of Directors)
o	Copelia (Director)
o	CIC France (Non-Voting Observer)

Number of Sodexho Alliance shares held: 323,732

Other corporate offices held within the past five years but no longer held

o	Perfin SA (Executive Director)
o	Jefco (Director)
o	Allios Industries (Director)

•   François-Xavier Bellon

Born September 10, 1965
Married, 4 children
Graduate of the European Business School
French
Business address:
Adecco Group International Sales
The Triangle, 5 Hammersmith Grove
London W6 0QQ, United Kingdom

Background

François-Xavier Bellon began his career in the temporary employment industry as an agency manager for Adia France (1990-1991), then for Ecco in Barcelona, Spain (1992-1995), where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Sodexho Group in September 1995 as Regional Manager, subsequently becoming Development Manager in the healthcare segment in France. In 1999, he became the Managing Director of Sodexho in Mexico. In January 2004, he was appointed Chief Executive of Sodexho in the UK, before resigning a few months later. In 2005, he was appointed as Sales and Marketing Director of the Temporary Work Division of the Adecco Group.

Other corporate offices held

o	Bellon SA (Member of the Management Board)

Other positions

o	Advisor, French Foreign Trade Commission

Number of Sodexho Alliance shares held: 37,343

Other corporate offices held within the past five years but no longer held

None

• Sophie Clamens

Born August 19, 1961
Married, 4 children
Graduate of the Ecole Des Hautes Etudes Commerciales du Nord
French
Business address:
Sodexho Alliance
3, Avenue Newton – 78180 – Montigny-le-Bretonneux, France

Background

From 1985 to 1987, Sophie Clamens was employed by Crédit Lyonnais in New York as a mergers and acquisitions advisor for the bank’s French clientele. She later worked as sales representative in New York for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani, from 1987 to 1992.

She joined the Sodexho Group Finance Department in 1994, initially as a development analyst, and was later responsible for strategic financial planning.

In 2002, she was appointed as manager of Strategic Planning for the Group.

Since September 2005, she has been Group Vice President Client Retention, responsible for worldwide implementation of our client retention strategy.

Other corporate offices held

o	Bellon SA (Chairman of the Management Board since 2002)
o	Holding Altys SA (Director)

Number of Sodexho Alliance shares held: 7,964

Other corporate offices held within the past five years but no longer held

None

•   Paul Jeanbart

Born August 23, 1939
Married, 3 children
Civil engineer
Canadian
Business address:
Rolaco Holding SA
28, boulevard du Pont d’Arve – 1205 – Geneva (Switzerland)

Background

Co-founder, partner and Chief Executive Officer of the Rolaco group since 1967.

Other corporate offices held

o	Oryx Finance Limited, Grand Cayman (Chairman)
o	Hôtels Intercontinental Genève (Chairman of the Board of Directors)
o	Rolaco Holding SA (Executive Director)
o	Semiramis Hotel Co., Delta International Bank, Nasco Insurance Group and Luxury Brand Development and Subsidiaries (Member of the Board of Directors)
o	Club Méditerranée SA (Member of the Supervisory Board)

Number of Sodexho Alliance shares held: 400

Other corporate offices held within the past five years but no longer held

o	XL Capital Ltd (member of the Board of Directors)
o	Orfèvrerie Christofle SA (Member of the Supervisory Board)

• Charles Milhaud

Born February 20, 1943
Married, 2 children
Advanced degree in Mathematics, Physics and Chemistry
French
Business address:
CNCE (Caisse d’Epargne Group)
77, boulevard Saint Jacques – 75673 – Paris Cedex 14, France

Background

In 1964, Charles Milhaud joined the Caisse d’Epargne, where in 1983 he became Chief Executive Officer of the Bouches-du-Rhône and Corsica regions and a member of the Supervisory Board of the Centre National des Caisses d’Epargne (CNCEP). In 1995, he became Vice-Chairman of the Board of Directors of Caisse Centrale des Caisses d’Epargne. In 1999, after the merger of these two institutions and the creation of the Caisse Nationale des Caisses d’Epargne (CNCE), Charles Milhaud was appointed Chairman of the Management Board of CNCE.

Other corporate offices held

o	Ixis Corporate & Investment Bank (Chairman of the Supervisory Board)
o	Crédit Foncier de France (Chairman of the Supervisory Board)
o	Financière Oceor (Chairman of the Supervisory Board)
o	Issoria (Chairman of the Supervisory Board)
o	Perexia (Vice-Chairman of the Supervisory Board)
o	Sogima (Director)
o	CDC Enterprise (Member of the Supervisory Board)
o	Ixis Asset Management (Member of the Supervisory Board)
o	Ixis Asset Management Group (Member of the Supervisory Board)
o	Ixis Private Capital Management (Member of the Supervisory Board)
o	CNP Assurances S.A. (Member of the Supervisory Board and Vice-Chairman)

Other positions

o	Groupement Européen des Caisses d’Epargne (Chairman)
o	Fédération Bancaire Française (Member of Executive Committee, Treasurer, Vice-Chairman)
o	Groupement National de la Coopération (Director)
o	Belem Foundation (Treasurer)
o	L’Université du Groupe Caisse d’Epargne (Chairman)

Number of Sodexho Alliance shares held: 400

Other corporate offices held within the past five years but no longer held

o	Caisse des Dépots Développement (Director)
o	Cetelem (Member of the Supervisory Board)
o	Ecureuil Participations (Director)
o	Société Nouvelle d’Exploitation de la Tour Eiffel (Director)
o	Université René Descartes (Paris V) (Director)
o	SICP (Chairman of the Board of Directors)
o	CDC Finance – CDC Ixis (Vice-Chairman of the Supervisory Board)

• François Périgot

Born May 12, 1926
Married
Advanced degree in Law, graduate of the Institut d’Etudes Politiques de Paris
French
Business address:
MEDEF International
9, Avenue Frédéric Le Play – 75007 – Paris, France

Background

After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, François Périgot successively held the positions of Chairman and Chief Executive Officer of Unilever Spain and Chairman and Chief Executive Officer of Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Plâtre, and from 1988 to 1998 he served as Vice-Chairman, and later Chairman, of UNICE, the European union of employer and industry confederations. François Périgot has also been:

  Chairman of the French Enterprise Institute (1983-1986).
  Chairman of the CNPF, the French employers’ federation (1986-1994).
  Member of the Executive Committee of the International Chamber of Commerce (1987- 1989).
  Member of the French Economic and Social Council (1989-1999).
  Chairman of MEDEF International (1997-2005).
  Chairman of the Franco-Dutch Chamber of Commerce (1996-2002).

He has been Honorary President of MEDEF and MEDEF International since 2005.

Other corporate offices held

o	Unilever France Holdings (Director)
o	OENEO (Director)

Other positions

o	President of the International Organization of Employers since June 2001.

Number of Sodexho Alliance shares held: 400

Other corporate offices held within the past five years but no longer held

o	Marine Wendel (Director)
o	Astra Calvé (Director)
o	Lever (Director)
o	CDC Participations (Director)
o	Radoux (Director)

• Nathalie Szabo

Born January 26, 1964
Married, 3 children and legal guardian for 2 nephews
Graduate of the European Business School
French
Business address:
SODEXHO PRESTIGE
19, rue de Sèvres – 92100 – Boulogne, France

Background

Nathalie Szabo began her career in the Food Services industry in 1987. From 1989, she was an account manager for Scott Traiteur, and then Sales Manager of “Le Pavillon Royal”.

She joined Sodexho in March 1996 as Sales Director for Sodexho Prestige in France. In 1999, she became Regional Manager and in September 2003 she was appointed Managing Director for Sodexho Prestige.

Other corporate offices held

o   Bellon SA (Member of the Management Board)

Number of Sodexho Alliance shares held: 1,147

Other corporate offices held within the past five years but no longer held

None

•   H.J. Mark Tompkins

Born November 2, 1940
Married, 3 children
Masters degree in Natural Sciences and Economics from the University of Cambridge; MBA from the Institut Européen d’Administration des Affaires (INSEAD)
British
Business address:
Thurloe Capital Partners Ltd
15 Cromwell Road, London SW7, United Kingdom

Background

Mark Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the UK, continental Europe and the USA. He joined the Slater Walker Securities group in 1972 and was named Chairman and Chief Executive Officer of Compagnie Financière Haussmann, a publicly traded company in France. From 1975 through 1987, he was active in residential and commercial property investment in the Middle East, Germany, Spain, France and the United States. In 1987 and subsequent years, his focus moved to private equity and development capital in publicly traded entities, notably in the healthcare, biopharmaceutical, wholesale and distribution, tourism and leisure, and manufacturing sectors.

Other corporate offices held

Mark Tompkins is also on the Board of Directors of:

o	Allied Healthcare International, Inc. (United States)
o	Healthcare Enterprise Group Plc (United Kingdom)
o	Kingkaroo (Pty) Ltd (South Africa)
o	Samara Private Game Reserve (Pty) Ltd (South Africa)

Number of Sodexho Alliance shares held: 400

Other corporate offices held within the past five years but no longer held

o	BIO Project International Ltd (Member of the Board of Directors)
o	Baobaz SA (Member of the Board of Directors)
o	Partners Holdings Plc (Member of the Board of Directors)
o	Calcitech Ltd (Member of the Board of Directors)

• Peter Thompson

Born September 15, 1946 in Melbourne (Australia)
Married, 3 children
BA Modern Languages, Oxford University; MBA, Columbia University
American
Business address:
Thompson Holdings LLC
11 Broad Road
Greenwich, CT 06830 (United States)

Background

Peter Thompson began his career in marketing in 1970. In 1974, he became a Product Manager at General Foods Corp. He joined GrandMet plc in 1984, where he held management positions (Green Giant, Häagen-Dazs, Pillsbury, etc). In 1992 he became Chairman and CEO of GrandMet Foods Europe, based in Paris. In 1994 he joined the PepsiCo Group where he successively held the following positions: Chairman of Walkers Crisps in the UK; CEO Europe, Middle East, Africa of Frito-Lay International; and finally CEO of Pepsi-Cola International (1996-2004).

Currently, he is Chairman of the Board of Trustees of the Stanwich School and a Director of Syngenta AG.

Other corporate offices held

o	Syngenta AG (Director and Member of the Audit Committee)

Number of Sodexho Alliance shares held: (shares currently being acquired)

Other corporate offices held within the past five years but no longer held

o	Pepsi-Cola International (Chief Executive Officer) – United States
o	Pepsi Gemex SA de CV (Director) – Mexico

4 Directors’ compensation

  Directors’ fees

Directors’ fees were calculated and paid in accordance with the Board’s Internal Rules, based on the following criteria:

  €15,000 fixed fee to each Director
  €1,500 per attendance at Board meetings
  €5,000 fixed fee to each member of a Board Committee
  €600 per attendance at Committee meetings

The total amount of directors’ fees paid for fiscal 2005 was €381,000, out of the maximum of €450,000 authorized by the general shareholders’ meeting of February 8, 2005.

  Compensation and other benefits paid to members of the Board of Directors (in compliance with article L 225-102-1 of the French Commercial Code)
	Total	Total	Sodexho Alliance	Bellon SA
in euros	Fiscal 2004 (1)	Fiscal 2005 (1)	Directors’ fees	(2)
Pierre Bellon	289,692	485,867	35,800	450,067
Robert Baconnier (3)	-	13,600	13,600	-
Rémi Baudin	30,900	38,800	37,300	1,500
Patricia Bellinger (3)	-	16,700	16,700	-
Astrid Bellon	70,400	88,664	24,000	64,664
Bernard Bellon	22,800	32,300	30,800	1,500
François-Xavier Bellon	414,935	273,869	24,000	169,165
Sophie Clamens	159,499	190,162	26,400	84,892
Paul Jeanbart	21,300	26,500	26,500	-
Charles Milhaud	14,000	19,500	19,500	-
François Périgot	25,200	32,100	32,100	-
Edouard de Royère (4)	31,900	24,000	24,000	-
Nathalie Szabo	136,074	161,709	29,000	70,980
Peter Thompson(3)	-	10,500	10,500	-
Mark Tompkins	3,700	30,800	30,800	-

(1)	Total including directors’ fees paid by Sodexho Alliance and all forms of compensation paid for positions held in Bellon SA, Sodexho Alliance, and/or Sodexho Group companies.

(2)	All forms of compensation paid for positions held in Bellon SA.

(3)	Appointed as Directors at the general shareholders’ meeting of February 8, 2005.

(4)	Term of office as Director expired at the general shareholders’ meeting of February 8, 2005.

5 Assessment of Board operating procedures

Following an assessment of Board operating procedures conducted by one of the Directors during fiscal 2004, a number of improvements were made to the Board’s Internal Rules during fiscal 2005. In particular, Board members proposed changes in the way meetings are held, and also expressed an interest in meetings on specific topics as well as periodic meetings with Group management.

Board members also supported improvements in the composition of the Board in order to better reflect the Group’s international profile and to bring in new skills and expertise. As a result, the Nominating Committee and the Board recommended three new candidates – Patricia Bellinger, Robert Baconnier and Peter Thompson –for election as Directors at the shareholders’ general meeting of February 8, 2005. All three were duly elected by the shareholders.

6 Compliance with corporate governance rules

As a result of Sodexho Alliance’s activity in two different stock exchanges, the Group’s corporate governance structure includes the mandatory provisions of French corporate governance law and the securities laws and regulations of both France and the US, as well as the rules that are promulgated by both public markets. As a result, the Group believes that its corporate governance structure is robust and reflects the evolving best practices of corporate governance in the US and France.

Family relationships between members of the Board of Directors and of the Senior Management are as follows:

-	Astrid Bellon, Sophie Clamens, Nathalie Szabo and François-Xavier Bellon (Directors) are the children of Pierre Bellon, Chairman of the Board of Directors.

-	Bernard Bellon (Director) is the brother of Pierre Bellon.

There are no other family relationships between members of the Board of Directors and the members of the Executive committee of Sodexho Alliance.

No loans or guarantees have been made to either members of the Board of Directors or Senior Management by Sodexho Alliance or by any Group company.

No assets necessary for the Group’s operations are owned by either members of the Board of Directors or Senior Management or by their family.

There are no potential conflicts of interest between the duties to Sodexho Alliance of members of the Board of Directors or of the Senior Management and their private interests. In particular:

-	Pierre Bellon holds jointly with his children 68.5% of the shares of Bellon SA, which holds 36.83% of the share capital of Sodexho Alliance.

-	Bernard Bellon, with other members of his family, holds 13% of the shares of Bellon SA.

-	Charles Milhaud is the Chairman of the Management Board of CNCE, which in May 2001 subscribed to an entire ¬400 million bond issue carried out by Bellon SA to enable it to subscribe to the share issue made by Sodexho Alliance in June 2001. In addition, the Sodexho Group has signed framework agreements with the Caisses d’Epargne Foundation in France relating to the management of approximately fifty sites.

As far as we are aware, no member of the Board of Directors or of the Senior Management has during the past five years:

-	been convicted of fraud;

-	been associated with a bankruptcy, receivership or liquidation;

-	been the subject of any official public incrimination and/or sanction issued by a statutory or regulatory authority.

Also as far as we are aware, no member of the Board of Directors or of the Senior Management has been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a publicly-traded company or from participating in the management or conduct of the affairs of a publicly-traded company during the past five years.

Chief Executive Officer
since September 1, 2005

•  Michel Landel

Born November 7, 1951
Married, 3 children
 Graduate of the European Business School
 Business address:
 Sodexho Alliance
 3, Avenue Newton – 78180 – Montigny le Bretonneux, France

Background

Michel Landel began his career in 1977 at Chase Manhattan Bank, and in 1980 became the manager of a building materials factory for the Poliet Group.
 He was recruited by Sodexho in 1984 as Head of Operations for East and North Africa before being promoted in 1986 to Head of African Operations for the Remote Site Management business. In 1989, he took charge of North American operations. He was closely involved in the 1998 alliance with Marriott Management Services, and in the formation of Sodexho Marriott Services. In 1999, he became the Chief Executive Officer of Sodexho Marriott Services, now Sodexho, Inc.
 In February 2000, Michel Landel was appointed Vice-Chairman of the Sodexho Alliance Executive Committee. From June 2003 to August 2005, Michel Landel held the post of Group Chief Operating Officer, responsible for North America, the United Kingdom and Ireland, and for the Remote Site Management activity.
 He was appointed Chief Executive Officer of Sodexho Alliance on September 1, 2005.

Other corporate offices held

  Sodexho, Inc. (Director)
  Sodexho Holdings Ltd (Director)

Other positions

Chairman of the Stop Hunger Association (France)
Chairman of the Sodexho Foundation (United States)

Number of Sodexho Alliance shares held: 34,120

Other corporate offices held within the past five years but no longer held
 None

Executive Compensation for Fiscal 2005

1 Senior Management

In fiscal 2005, the Senior Management of Sodexho Alliance consisted of Pierre Bellon, Chief Executive Officer, assisted by two Chief Operating Officers:

-	Jean-Michel Dhenain, responsible for the Food and Management Services activity in Continental Europe, South America and Asia/Australasia;

-	Michel Landel, responsible for the Food and Management Services activity in North America, the United Kingdom and Ireland, and for Remote Site Management.

The amount of compensation and other benefits paid to the Senior Management, as defined in Article L 225-102-1 of the Commercial Code, was as follows:

in euros	Total Fiscal 2004	Total Fiscal 2005(1)	Fixed(2)	Variable(3)
PIERRE BELLON	289,692	485,867	315,867	170,000
JEAN-MICHEL DHENAIN	484,162	822,101	568,766	253,335
MICHEL LANDEL	983,541	1,722,001	801,889	920,112

(1)	Total including all forms of compensation paid for positions held in Bellon SA, Sodexho Alliance, and/or Sodexho Group companies.

(2)	Basic salary, benefits in kind, supplementary retirement benefits, accident/health insurance, supplementary welfare benefits

(3)	Performance bonus, Restricted Share Units, other benefits

2 Executive Committee

In addition to the Chief Executive Officer and the two Chief Operating Officers, the other members of the Executive Committee during fiscal 2005 were:

-	Elisabeth Carpentier: Group Chief Human Resources Officer

-	Siân Herbert-Jones: Group Chief Financial Officer

-	Vincent Hillenmeyer: Group Chief Strategic Planning Officer

-	Philippe Lauthier: Group Chief Procurement Officer

-	Richard Macedonia: President and Chief Executive Officer, Food and Management Services, North America

-	Clodine Pincemin: Group Chief Communications and Sustainable Development Officer

The total amount of compensation for fiscal 2005 paid to the nine members of the Executive Committee in post at August 31, 2005 was €5,713,284.
 The total shown above comprises a fixed component of €3,544,273 and a variable component of €2,169,011.
 Compensation paid to Executive Committee members comprises base salary, performance bonus and benefits, including supplementary retirement benefits.

Performance bonus, which is the variable component of executive compensation, amounts to between 50% and 80% of base salary if performance targets are met.
 Up to 70% of the performance bonus is based on the fiscal year financial performance of the Group, or of the business unit for which the executive is responsible. The rest is linked to the attainment of personal objectives set at the start of the fiscal year, including targets related to indicators such as client retention, diversity, and human resources management for the business unit for which the executive is responsible.
 Bonuses are calculated after the year-end accounts have been finalized and audited.

Stock Option Policy

The Group’s executive stock option policy has two objectives:

  linking the financial interests of executives to those of our shareholders;
  attracting and retaining the entrepreneurs we need to expand and strengthen our market leadership.

Stock options are not granted to members of the Board of Directors.

1 Stock options granted to employees

The current plans, as presented below, were authorized at the extraordinary general shareholders’ meetings of February 13, 1996, February 21, 2000 and February 4, 2003.

Date of Board Meeting authorizing the plan	Total number of options granted (2)	Exercise period start date	Expiration date	Exercise price in euros	Number of options outstanding at August 31, 2005 (excl. grantees no longer employed by the Group)
Jan 24, 2001	(1)356,392	Mar 01, 2005	Jan 23, 2006	(1)48.42	140,829
Jan 11, 2002 (A)	470,740	Jan 11, 2006	Jan 10, 2007	47	369,761
Jan 11, 2002 (B)	1,186,542	Jan 11, 2006	Jan 10, 2008	47	994,371
Sep 17, 2002	12,000	Apr 01, 2006	Mar 31, 2008	47	12,000
Oct 10, 2002 (A)	1,820	Oct 10, 2006	Oct 09, 2007	21.87	1,425
Oct 10, 2002 (B)	1,400	Oct 10, 2006	Oct 09, 2007	21.87	910
Jan 27, 2003 (A)	1,147,100	Jan 27, 2004	Jan 26, 2009	24	985,625
Jan 27, 2003 (B)	1,713,950	Jan 27, 2004	Jan 26, 2009	24	1,449,316
Jan 27, 2003 (C)	56,750	Jan 27, 2004	Jan 26, 2009	24	12,000
Jun 12, 2003 (B)	84,660	Jan 27, 2004	Jan 26, 2009	24	60,160
Jan 20, 2004 (A)	483,350	Jan 20, 2005	Jan 19, 2010	24.50	467,250
Jan 20, 2004 (B)	518,633	Jan 20, 2005	Jan 19, 2010	24.50	475,746
Jan 20, 2004 (C)	7,700	Jan 20, 2005	Jan 19, 2010	24.50	7,025
Jan 18, 2005 (A)	537,100	Jan 18, 2006	Jan 17, 2011	23.10	529,500
Jan 18, 2005 (B)	466,000	Jan 18, 2006	Jan 17, 2011	23.10	463,650
Jan 18, 2005 (C)	6,900	Jan 18, 2006	Jan 17, 2011	23.10	6,900
Jun 16, 2005 (B)	20,000	Jun 16, 2006	Jun 15, 2011	26.04	20,000
Sep 13, 2005 (B)	10,000	Sep 13, 2006	Sep 12, 2011	28.07	10,000

(1)	Adjusted for the July 2001 share issue and the March 2001 four-for-one stock split, and after conversion of the French-franc subscription price into euros.

(2)	Options relating to Sodexho Alliance shares.

(A)	Plan reserved for non-American employees.

(B)	Plan reserved for American employees.

(C)	Plan reserved for American employees not resident in the United States.

2 Options granted to and exercised by Executive Committee members

Stock option plan	Jan 24, 2001	Jan 11, 2002	Jan 27, 2003 (3)	Jun 12, 2003 (3)	Jan 20, 2004 (3)	Jan 18, 2005 (3)
Exercise price	(1)48.42	47	24	24	24.50	23.10
Expiration date	Jan 23, 2006	Jan 10, 2007	Jan 26, 2009	Jan 26, 2009	Jan 19, 2010	Jan 17, 2011
Grantee	Total number of options granted (2)
PIERRE BELLON	-	-	-	-	-	-
ELISABETH CARPENTIER	5,317	10,000	35,000	-	35,000	35,000
JEAN MICHEL DHENAIN**	10,225	15,000	43,000	-	45,000	40,000
PIERRE HENRY*	3,068	3,400	7,300	-	5,000	10,000
SIÂN HERBERT-JONES	6,135	15,000	40,000	-	40,000	40,000
VINCENT HILLENMEYER	-	4,000	17,000	-	17,000	17,000
PHILIP JANSEN*	-	-	-	-	-	8,000
NICOLAS JAPY*	-	2,500	15,000	-	10,000	15,000
MICHEL LANDEL	-	30,000	60,000	-	45,000	60,000
PHILIPPE LAUTHIER**	-	-	-	-	10,000	15,000
RICHARD MACEDONIA	-	26,000	40,000	15,000	35,000	35,000
JACQUES PÉTRY*	-	-	-	-	-	-
CLODINE PINCEMIN	4,090	6,500	19,000	-	10,000	10,000
DAMIEN VERDIER*	4,090	2,500	12,000	-	8,000	7,000

(1)	Adjusted for the July 2001 share issue and the March 2001 four-for-one stock split, and after conversion of the French-franc subscription price into euros.

(2)	Options relating to Sodexho Alliance shares.

(3)	Options exercisable in successive 25% tranches on each anniversary date of the plan. All options become exercisable on the fourth anniversary date of the plan.

*	Member of the Executive Committee since September 1, 2005

**	Ceased to be a member of the Executive Committee on August 31, 2005

None of the options granted to these individuals under the plans listed above has been exercised since the grant date.

Under Stock Incentive Plans awarded by Sodexho Marriott Services (SMS Plans) between 1997 and 2000, and assumed by the Group in 2001 (see Note 4.23.5 to the consolidated financial statements):

-	Vincent Hillenmeyer received 2,974 options at a price of $28.16, expiring December 15, 2010.

-	Michel Landel received:

  17,609 options at a price of $38.82, expiring June 8, 2008;
  55,607 options at a price of $22.34, expiring November 22, 2009;
  29,657 options at a price of $28.16, expiring December 15, 2010.
-	Richard Macedonia received:
  1,836 options at a price of $30.01, expiring November 6, 2012;
  5,376 options at a price of $38.82, expiring June 8, 2008;
  10,288 options at a price of $22.34, expiring November 22, 2009;
  18,536 options at a price of $28.16, expiring December 15, 2010.

During fiscal 2005, Richard Macedonia exercised 8,000 options under the SMS plans at a price of $22.34.

3 Options granted and exercised during the fiscal year for the 10 employees (other than Senior Management) granted or exercising the highest number of options

Number of options granted during the fiscal year (1)	Exercise price in euros	Date of exercise	Plan date	Number of options exercised during the fiscal year
222,000	23.10	Jan 18, 2006 – Jan 17, 2011(2)	Jan 18, 2005
	24.00	Apr 4, 2005 – Jul 29, 2005	Jan 27, 2003	51,350
	24.00	Jul 28, 2005 to – Jul 29, 2005	Jun 12, 2003	22,500

(1)	Options relating to Sodexho Alliance shares.

(2)	Options exercisable in successive 25% tranches on each anniversary date of the plan. All options become exercisable on the fourth anniversary date of the plan.

Audit Fees

Nature of services	PricewaterhouseCoopers				KPMG

	Amount (1)%				Amount (1)%

Audit (2)	Fiscal 2004	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004	Fiscal 2005
. Audit of individual company
financial statements and	4.1	5.9	77%	89%	2	3.8	95%	95%
consolidated financial statements
. Other audit services	0.1	0.4	2%	6%	0	0.1	0%	3%

Sub-total: audit	4.2	6.3	79%	95%	2	3.9	95%	98%

Other services
. Legal, tax, labor law	1	0.3	19%	5%	0.1	0.1	5%	2%
. Other	0.1	0	2%	0%	0	0	0%	0

Sub-total: other services	1.1	0.3	21%	5%	0.1	0.1	5%	2%

Total	5.3	6.6	100%	100%	2.1	4	100%	100%

(1)	in millions of euro

(2)	Including auditing of accounts in IFRS (PricewaterhouseCoopers $1.6 million and KPMG $1.5 million)

KPMG Audit was appointed joint auditor of Sodexho Alliance at the general shareholders’ meeting of February 4, 2003.

The Audit Committee has drawn up a plan whereby one or other of the international firms retained as auditors by Sodexho Alliance will be appointed to act as auditor to virtually all Group subsidiaries. The aims of this plan are to ensure that the Group receives a consistent and high-quality service, and to centralize relations with the external auditors at Senior Management and Audit Committee level. This plan will be rolled out over about three years, reflecting the fixed-term audit mandates that exist in some countries. Over the same time-frame, the Audit Committee will put forward proposals for a balanced split of appointments between the two firms and their networks.

Audit fees paid by Group subsidiaries to firms other than PricewaterhouseCoopers and KPMG (and member firms of their international networks) amounted to € 0,5 million for fiscal 2005.

Principal Shareholders

1 Shareholders identified as of August 31, 2005

	Number of shares	% of issued capital	Number of voting rights	% of voting rights

BELLON SA	58,572,917	36.83	73,394,058	41.73
ARNHOLD AND S. BLEICHROEDER ADVISERS	16,458,345	10.35	16,458,345	9.36
CAISSE DES DEPOTS ET CONSIGNATIONS	6,686,080	4.20	9,667,008	5.50
Employees	2,390,964	1.50	3,576,057	2.03
Treasury shares	3,436,300	2.16	0	0.00
Public	74,481,807	44.96	72,742,180	41.38

Total	159,026,413	100.00	175,837,648	100.00

The discrepancy between percentage interests in the share capital and the percentage of voting rights arises because:

-	the company’s bylaws confer double voting rights on registered shares held by the same shareholder for at least four years;

-	treasury shares are denied voting rights by law.

Collectively, members of the Board of Directors and Senior Management directly hold less than 0.5% of the share capital of Sodexho Alliance. During fiscal 2005, none of these individuals disclosed to the Company that he or she had traded, directly or through related persons, in Sodexho Alliance shares.

As of the date of the Reference Document, Sodexho Alliance is not aware of:

-	any other shareholder holding 2.50% or more of the capital or voting rights of Sodexho Alliance directly, indirectly or in concert;

-	any shareholders’ pact or other agreement which, if implemented, could result in a change of control of Sodexho Alliance.

Agreements contracted other than on an arm’s length basis and in the ordinary course of business between Sodexho Alliance and members of the Board of Directors or Senior Management or any shareholder holding more than 10% of the voting rights of Bellon SA are described on page 115 of the Reference Document.

2 Controlling interests as of August 31, 2005

* Including Arnhold and S. Bleichroeder Advisers (10.35%) and Caisse des Dépôts et Consignations (4.20%)

3 Controlling shareholder measures

In the interests of transparency and disclosure, Sodexho Alliance has put in place a series of measures inspired by the recommendations of the October 2003 AFEP-MEDEF report on corporate governance for listed companies, and by applicable rules issued by the Securities and Exchange Commission in the United States.

Examples of these measures include:

  The independent status of six of the fourteen members of the Board of Directors.
  The existence of three Board committees, two of which (the Nominating Committee and the Compensation Committee) include independent directors, and the third of which (the Audit Committee) is composed entirely of independent directors.
  The separation of the roles of Chairman of the Board and Chief Executive Officer. On September 1, 2005, Michel Landel – neither a member of the Bellon family, nor a corporate officer of Bellon SA – succeeded Pierre Bellon as Chief Executive Officer of Sodexho Alliance. Pierre Bellon remained the Chairman of the Board.
  The disclosure within this Reference Document of the relationship between Sodexho Alliance and Bellon SA. These include the service agreement described below (the fee basis of which was approved by shareholders in accordance with the procedure required under French law for regulated related-party agreements), and the status of and changes in the ownership interest of Bellon S.A. in Sodexho Alliance (disclosed on page 288 of this Reference Document).

4 Regulated related-party agreements

  On December 31, 1991, Bellon SA and Sodexho Alliance entered into a service agreement whereby Bellon SA provides Sodexho Alliance and its subsidiaries with assistance and advice in areas such as strategy, finance, accounting and capital markets, directly or with qualified experts. In return for these services, Bellon SA is paid a fee, the amount of which is approved annually by the Board of Directors of Sodexho Alliance in accordance with the relevant legal requirements.
  The following are directors of the two companies involved: Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon. Bellon SA invoiced a total of €4,032,000 (excluding VAT) to Sodexho Alliance under this agreement for fiscal 2005.

  On September 13, 2005, Bellon SA and Michel Landel entered into an employment contract. Under its terms, Bellon SA undertook to make various payments to Michel Landel in the event of the termination of his contract over and above the termination payments to which he would be entitled under the law:
-	In the event that his contract of employment is terminated by Bellon SA for any reason other than serious or gross misconduct, Michel Landel will receive an additional termination benefit equal to two years’ total salary.

-	In the event that his contract of employment is terminated by himself, or by Bellon SA for any reason other than serious or gross misconduct, Michel Landel will receive a non-competition indemnity equal to one year’s total salary.If the contract is terminated by Bellon SA for serious or gross misconduct, this indemnity would only become payable if Bellon SA were to invoke the non- competition clause.

As far as we are aware, there are no other service agreements between members of the Board of Directors or Senior Management and Sodexho Alliance or a subsidiary of Sodexho Alliance from which he or she might derive a benefit.

Chairman’s Report
on the Operating Procedures of the
Board of Directors and on Internal Control Procedures

“In accordance with article L 225-37 of the Commercial Code, the present report is issued as a supplement to the Board of Directors’ Report in order to inform shareholders about the preparation and organization of the work of the Board of Directors and about internal control procedures.”

1. Description of the Group

1.1 Activities

Sodexho Alliance has two core activities: FOOD AND MANAGEMENT SERVICES and SERVICE
VOUCHERS AND CARDS.

The Food and Management Services activity is organized by geographic area:

-	NORTH AMERICA

-	CONTINENTAL EUROPE

-	UNITED KINGDOM AND IRELAND

-	Rest of the World (including SOUTH AMERICA, ASIA/AUSTRALASIA and the worldwide REMOTE SITE MANAGEMENT segment)

The Group’s business units consist of the SERVICE VOUCHERS AND CARDS activity and the individual geographic areas within the FOOD AND MANAGEMENT SERVICES activity.

1.2 Organization

Sodexho Alliance is administered by a Board of Directors, whose Chairman, Pierre Bellon, also served as Chief Executive Officer until August 31, 2005.

In his role as Chief Executive Officer during fiscal 2005, Pierre Bellon was assisted by two Chief Operating Officers:

-	Jean-Michel Dhenain was responsible for the Food and Management Services activity in Continental Europe, South America and Asia/Australasia;

-	Michel Landel was responsible for the Food and Management Services activity in North America, the United Kingdom and Ireland, and for Remote Site Management.

The Chief Operating Officers were supported by an Executive Committee throughout fiscal 2005. The Executive Committee, which met once a month, has nine members and is the linchpin of the management structure. It is responsible not only for discussing and developing strategies to be recommended to the Board of Directors, but also for monitoring implementation of these strategies once they have been approved by the Board. The Executive Committee tracks implementation of action plans, monitors business unit performance, and assesses the potential benefits and risks of growth opportunities.

In accordance with the Board decision of September 14, 2004, Pierre Bellon stood down from his role as Chief Executive Officer on September 1, 2005, but remained as Chairman of the Board. On the same date, Jean-Michel Dhenain and Michel Landel stood down as Chief Operating Officers, and Michel Landel became the new Chief Executive Officer of Sodexho Alliance. The handover to Michel Landel proceeded smoothly, and was well received by the media.

There is also an Operational Committee, consisting of the Executive Committee members plus the Group’s principal operating managers, which during fiscal 2005 met four times and had 20 members.

Its role is:

-	to share a common vision;

-	to assess the risks and opportunities facing the Group at the global level;

-	to mobilize around the Group’s major strategic axes;

-	to improve information flows.

2. The Board of Directors

2.1. Composition of the Board of Directors

A list of members of the Board of Directors is given on page 83 of the Reference Document.

The Board of Directors has fourteen members. Ten are French nationals, one is Canadian, one is British, and two are American.

Directors are chosen for their ability to act in the interests of all shareholders and for their expertise, experience and understanding of the strategic challenges in markets where Sodexho operates.

The composition of the Board is intended to reflect the geographic mix of the business (insofar as possible), to provide a range of technical skills, and to include individuals with in-depth knowledge of Sodexho’s activities.

Currently, the term “independent director” has no definition in French law. However, the Bouton report on corporate governance offers the following definition of director independence:

“A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.”

Based on this definition, the Board regards all Sodexho Alliance directors as independent.

This is because the Board of Directors is a collegiate body that collectively represents all the shareholders. Each Board member has a duty to act at all times in the interest of all shareholders and in the corporate interest of Sodexho Alliance.

However, to comply with different concepts of director independence, the Nominating Committee provides the Board of Directors from time to time with a list of Directors qualifying as independent. During fiscal 2005, six Board members qualified as independent directors.

Directors hold office for a term of three years.

2.2. Operating procedures of the Board of Directors

The operating procedures of the Board of Directors are described in the Corporate Governance section beginning on page 83 of the Reference Document.

2.3 Limitations on the powers of the Chief Executive Officer

The Internal Rules of the Board of Directors define the respective roles of the Board itself, the Chief Executive Officer, and the Chief Operating Officers. The Board has placed a number of limitations on the powers of the Chief Executive Officer, who must obtain the prior consent of the Board to pledge corporate assets as collateral or to bind the company beyond specific limits as regards investments, disposals or borrowings. The Chief Executive Officer must also obtain the prior consent of the Board for decisions relating to the start-up of new operations.

3. Internal control procedures

3.1 General organization of internal control procedures

The internal control system is based on the group-wide values and policies defined by Sodexho Alliance senior management and implemented by each subsidiary taking account of local factors.

Sodexho is at the service of our clients, our employees and our shareholders.
Our mission is to improve the quality of daily life.
 Our core values: service ethos, team spirit, commitment to progress.
 Contributing to economic and social development in every country where we operate.

The Group’s principal internal control objectives are:

-	To ensure that management decisions, the way in which the Group conducts business, and the behavior of its employees are consistent with the strategies and policies decided by the Board of Directors, with applicable laws and regulations, and with the Group’s internal policies and procedures.

-	To ensure that financial information provided to the Board of Directors and to the financial markets fairly reflects the Group’s financial position and gives a reasonable assessment of any risks or potential risks incurred by the Group.

The Group’s control environment is based on core principles set out in documents distributed to managers and their teams.

All Executive Committee and Operational Committee members have signed the Sodexho Alliance Ethical Principles and Sustainable Development Contract, thereby affirming their commitment to the principles of loyalty, respect for others, transparency, and their rejection of corruption and unfair competitive practices. They have also undertaken to ensure that these principles are applied within the organizations for which they are responsible.

To underscore Sodexho’s commitment to transparency and regulatory compliance, the Board of Directors has also adopted a Code of Conduct for Senior Managers. The Executive Committee members and key finance executives of the Sodexho Group have signed up to this Code and agreed to abide by its principles.

The Group has long-standing, detailed policies designed to ensure that risks are assessed and managed at appropriate levels within the organization.

Group Policies are widely distributed within the organization and are available on the Sodexho intranet, to which many employees have access.

These policies cover Sodexho’s strategic priorities, plus guidelines applicable in areas such as human resources, finance and information systems.

In Human Resources, Group senior management has focused on developing executive selection and development policies for key executives and for members of the Management Committees of the principal subsidiaries. These policies reflect Sodexho’s commitment to equal opportunities and cultural diversity at every level of the organization. They provide a framework for management structures, recruitment, training, career and succession planning, and fixed and variable compensation policy.

Group financial policies state that Sodexho Alliance has chosen to operate in activities that require little or no investment to support organic growth and that generate significant amounts of cash.

These policies establish rules applicable to such areas as investment approvals, working capital reduction, cash management, and the distribution of subsidiaries’ profits.

They aim to ensure that the financial aspects of business growth are properly managed and to allow the generation of sufficient cash to finance growth, reward shareholders and service debt.

Group financial policies also lay down principles for the keeping of accounting records, and stress the importance of having procedures to ensure the reliability of financial projections. They state that each profit center manager is accountable for all information produced within his/her sphere of responsibility, including projections. Each manager must obtain assurance that such information is accurate, and that reporting and publication deadlines are met; he/she must also make sure that his/her staff are fully aware of these imperatives and that controls are in place to ensure that these objectives are met.

The ability to meet reporting deadlines, and the quality and reliability of financial information, are factors in assessing the performance of managers, especially that of the Managing Directors and Finance Directors of the Group’s subsidiaries.

As regards borrowings, these policies require all decisions involving external financing to be made by the Group Chief Financial Officer, Chief Executive Officer or the Board of Directors, depending on the amount involved. Group financial policies are designed to prevent any speculative positions being taken and to avoid risk in connection with financing and cash management activities.

Consequently:

-	substantially all borrowings must be at fixed rates of interest, or converted to fixed-rate using hedging instruments;

-	currency risks on borrowings and foreign-currency loans to subsidiaries must be hedged.

A description of all planned derivatives transactions, backed by financial and economic analyses, must be submitted for approval to the Chief Executive Officer, to the Chief Financial Officer, and if necessary to the Board of Directors. The notes to the consolidated financial statements include disclosures about Sodexho’s current use of interest rate and currency instruments.

The Information Systems and Technologies Department issues policies and procedures aimed at promoting synergies, reducing costs and improving the compatibility of systems developments. The department’s role in investment projects includes providing greater visibility, assessing the business case, post-investment monitoring, and optimization of information systems.

An Information Systems and Technologies Governance Committee lays down principles for project management and relations with service providers (service contracts, outsourcing, etc.), and also issues security standards and disaster recovery plans.

In addition to these principles and policies, senior management sends periodic Management Updates to key Group executives following up on Executive Committee, Operational Committee and Board meetings. These updates are designed to ensure that the executives concerned clearly understand the Group’s strategies and priority areas for progress.

Management Updates nos. 3 and 4, issued during fiscal 2005, discussed certain new priorities and updated executives on progress in areas such as client retention, procurement and synergies.

These principles and policies are also supported by Job Descriptions, Annual Objectives and clearly-defined Delegations of Authority, which are reviewed annually and formally communicated to managers by their superiors.

Delegations of authority relate to labor law, commercial, environmental and financial issues. Examples include:

-	All significant new contracts must be approved by a member of the Executive Committee.

-	Development projects involving significant amounts of capital expenditure, expenses or commitments, and proposals to set up subsidiaries, joint ventures or partnership agreements, must be reviewed by the Investment Committee (consisting of members of the Executive Committee).

-	Significant disposals of items of property, plant and equipment or intangible assets must be approved by a member of the Executive Committee.

-	All international purchasing contracts must be approved by the Group Chief Marketing Officer.

-	Only the Chief Executive Officer, under powers delegated by the Board and up to certain limits, has authority to issue financial guarantees and performance bonds in the name of Sodexho Alliance. Guarantees issued by subsidiaries must be authorized in advance by the Group Chief Financial Officer.

-	The principal local banking partners must be approved by the Group Finance Department.

Delegations of authority are generally implemented via “accountability contracts” in the form of the three-year plan and annual budget, and must comply with the Group’s overall policies.

The Group’s strategy and targets are discussed each year during the preparation of the three-year plan. This plan aims to assess the potential of each business unit, and the resources needed to fulfill that potential. The process includes setting strategic medium-term goals and allocating the necessary resources to meet them, based on interaction and dialogue between the Executive Committee and the business units.

The three-year plan and related action plans are incorporated into a Budget, which is submitted to the Board of Directors for approval. Financial data for the first year of the three-year plan usually represent the Budget for the forthcoming fiscal year. The managers responsible for each budget have authority to accept and sign off all operating costs within their approved budget.

Operational performance indicators are built into the three-year plan, and form part of the decision-making process. Actual performance is measured against these indicators over the life of the plan. The Strategic Planning Department is responsible for co-ordination and knowledge-sharing, and regularly monitors action plans and operational performance indicators using a scorecard.

The Group Legal Department and local legal managers offer upfront support to line personnel, and monitor compliance with the law. They ensure that contract negotiations are conducted fairly; that risks are confined to non-compliance with contractual service obligations, and are limited in terms of value and time; that appropriate insurance cover has been taken out; and that all other appropriate measures are taken to protect the Group’s interests.

The Group Internal Audit Department independently reviews internal control procedures, bearing in mind that any control – however well designed and rigorously applied – can provide only reasonable assurance and not an absolute guarantee.

The Internal Audit Department reports directly to the Chairman of the Board, thereby guaranteeing its independence within the organization. It performs internal audits of Group entities based on an Internal Audit Plan defined at the highest level and approved by the Audit Committee.

The responsibilities of the Internal Audit Department include:

-	obtaining assurance that delegations of authority and procedures have been established and communicated to the appropriate levels of management, and checking that they are properly implemented;

-	helping to assess subsidiaries’ internal controls, issuing action plans designed to remedy identified control weaknesses, and monitoring implementation of these action plans.

The Internal Audit Department may also conduct special assignments commissioned by the Chairman of the Board, the Audit Committee or the Executive Committee.

The main audits contained in the Internal Audit Plan approved by the Audit Committee at the start of fiscal 2005 were completed during the fiscal year. The Internal Audit Department, which has an average of about fifteen internal auditors, conducted audits in approximately fifty subsidiaries in around thirty countries.

The Internal Audit Department conducts regular follow-ups to ensure that its action plans are being implemented by auditees. Overall progress reports are updated regularly and submitted first to the Executive Committee and then to the Operating Committee; finally, a summary presentation is made to the Audit Committee.

The Internal Audit Department co-ordinates external audit engagements, and reviews the external auditors’ annual fee budgets (for both statutory audit work and other engagements) prior to their approval by the Audit Committee. Each year, the external auditors prepare audit instructions, which are agreed with the Group Finance Department and Internal Audit Department and issued to all external auditors of Group subsidiaries.

3.2 Description of internal control procedures related to the preparation of accounting and financial information

The Group Finance Department is responsible for the reliability of financial and accounting information. It also plays a role in financial risk management via a periodic risk mapping exercise, which it presents to the Audit Committee.

Production and analysis of financial information is based on procedures applied at operating site level, within the finance departments of subsidiaries, and at Group Finance Department level.

Using information reported by each site, the subsidiaries’ finance departments prepare:

-	Monthly: income statements (year-to-date) and balance sheets, plus full-year projections for the income statement and balance sheet.

-	Quarterly: income statements (year-to-date), balance sheets and cash flow statements.

-	Half-yearly: interim financial statements (for the six months to February 28), subject to limited review by the external auditors in the case of the larger subsidiaries.

-	Annually: individual company financial statements prepared under local generally accepted accounting principles, and a consolidation package adjusted to comply with Group accounting policies. The Finance Directors of each business unit sign off the consolidation package, and the local external auditors issue an opinion on the package as part of their audit engagement.

The finance department of each subsidiary prepares a monthly analysis of variances between budgeted and actual results, together with an estimate of the impact on results for the year. These analyses are presented to the subsidiary’s Managing Director so that corrective action can be taken at the appropriate level. Actual results and variance analyses are submitted to the Group Finance Department in the form of a Monthly Reporting Package, for review and consolidation.

The Group Chief Financial Officer presents this reporting package (actual and estimated) to the Executive Committee every month.

Quarterly Reviews with each business unit give members of the Executive Committee, assisted by the business unit’s Managing Director and Finance Director, an opportunity to assess business trends on the basis of financial data from the monthly reporting package and of operating data.

The Group Finance Department ensures that all subsidiaries apply accounting policies that comply with Group policies. With the assistance of the subsidiaries’ financial controllers, the Group Finance Department also performs analytical reviews against budget and prior year in order to ensure consistency of financial reporting.

Consolidations are produced quarterly.

Ahead of each quarterly consolidation, instructions are sent to the subsidiaries’ Finance Directors with a list of schedules to be included in the consolidation package, standard assumptions to be applied, specific issues to be addressed, and a detailed reporting timetable. Additional reporting aids are available on the Finance Department intranet, including accounting principles manual, consolidation manual and the Sodexho detailed chart of accounts.

The consolidation packages submitted by the subsidiaries include financial statements adjusted to comply with Group accounting policies, and analyses of accounts. These form the basis for preparing the interim and annual consolidated financial statements and notes. In addition, notes are prepared annually by the subsidiaries to support the annual reconciliation of the French GAAP financial statements to US GAAP.

The audit instructions issued each year by the Group’s external auditors, and agreed with the Group Finance and Internal Audit Departments, include specific issues to be addressed during the audit of the year-end financial statements and a description of the Group’s audit objectives. At year-end, a summary of audit issues is presented to the Audit Committee.

Sodexho Alliance also has procedures to ensure that each entity accurately identifies all its off-balance sheet commitments. These procedures include:

  periodic reviews of the minutes of the shareholders’ meetings and Board meetings of the subsidiary for contractual commitments, claims and litigation, approvals and asset disposals;
  reviews with risk managers and agents and brokers representing insurers with whom the subsidiary has contracted insurance to cover risks related to contingent obligations;
  reviews of collateral and other guarantees with banks and other financial institutions;
  reviews of litigation and other legal proceedings, including estimates of contingent liabilities, conducted with internal and external legal advisors;
  reviews of guarantees and other commitments given or received involving related parties.

Each subsidiary included in the consolidation is required to provide a full list of its off-balance sheet commitments.

The senior management of Sodexho, assisted by the Group Finance Department, prepares the Group’s published financial information using information derived from monthly reporting packages and from the consolidation, and from operating data required to prepare the Reference Document in France and the Form 20-F in the United States.

A Disclosure Committee, comprising representatives from Group corporate functions, reviews all financial information prior to publication to ensure that it fairly reflects the Group’s situation.

3.3 Assessment of internal control procedures

The internal controls put in place by management, as described above, are part of an ongoing process of identifying, evaluating and managing the Group’s risk exposures.

In fiscal 2004, Sodexho demonstrated its commitment to strengthening internal control by rolling out an ambitious Group-wide initiative known internally as CLEAR (Controls for Legal requirements and to Enhance Accountability and Reporting).

This initiative, strongly endorsed by the Group’s CEO and CFO has been approved by the Board of Directors, with the support of the Group’s Executive and Operational Committees. During fiscal 2005, CLEAR mobilized more than 500 people within the different subsidiaries and departments of the Group.

The Audit Committee as well as the different management committees of the Group have been regularly updated on the progress of the CLEAR project and of the methodologies selected. This regular updating has also been provided to the Group’s external auditors in order to help them to fulfill their obligations regarding the Chairman’s Report on internal control procedures related to the preparation of accounting and financial information.

As part of the CLEAR Project, a framework was developed based on the model recommended by the Committee of Sponsoring Organizations (COSO)1.

Within this framework, Sodexho’s activities are segmented into 11 significant processes:

The Revenues and Receivables process covers selling and marketing activities in the Food and Management Services business, including pricing and tendering, client and contract management, billing, and collection.

The Purchases and Payables process covers procurement, vendor selection, acceptance of goods and services, invoice processing, accounts payable and cash disbursements.

Human Resources covers all personnel management issues, including employee datafile creation and maintenance, job transfers, contract terminations, payroll, variable compensation, employee benefits and profit-sharing.

The Treasury process covers cash management and financing.

The Inventory process includes physical storage management, data management, inventory flows and valuation.

The Property, Plant and Equipment and Intangible Assets process covers all aspects of the management of such assets, including market shares and goodwill.

The Legal and Regulatory process covers areas such as compliance with corporate law and labor law, and legal issues related to commercial practices and insurance.

The Information Systems and Technologies process addresses systems security, systems development and maintenance, business continuity, and application controls.

The Finance process includes reporting/consolidation activities such as budgeting, planning, reporting to/by subsidiaries, period-end procedures, consolidation, reconciliations between different accounting standards (local to French, French to US GAAP), and tax management.

Services Vouchers and Cards Operations covers all processes specific to this business: relations with clients and affiliates, contract management, order processing, billing, voucher production, and cash management.

The Corporate process addresses delegations of authority, Group performance indicators, and production of the Reference Document and other published information (including documents filed with stock exchange regulators).

The CLEAR project identified specific risks related to each process and sub-process, and about a hundred suggested controls to address these risks, summarized in a document known internally as the “Sodexho COSO”.

The individuals responsible for the Group’s corporate functions were involved in drafting the Sodexho COSO, as were key operational managers including Operational Committee members and line personnel in over 15 countries where Sodexho has significant operations.

1 See Glossary for definition.

The Sodexho COSO has been distributed to over thirty subsidiaries, representing nearly 85% of Group revenues.

During fiscal 2005, these subsidiaries worked on reviewing and documenting those processes and controls that apply to their organization. Each process manager reviewed and validated the definition of the controls under his/her responsibility. Action plans were drawn up to remedy any weaknesses identified.

To supplement the Sodexho COSO, the Group drafted a new procedure during fiscal 2005 designed to obtain assurance that its principal subsidiaries have effective internal controls. Each subsidiary was required to describe its internal control environment, identify its principal risks, and complete a questionnaire based on the five components of the COSO network:

-	control environment;

-	risk assessment;

-	control activities;

-	information and communication;

-	monitoring.

During fiscal 2006, the Managing Directors and Finance Directors of the subsidiaries will be required to obtain assurance that local internal controls are operating as described, and to attest at year-end as to the effectiveness of the internal control system.

This report describes the internal control procedures in place within Sodexho as of November 15, 2005, and will be presented to the shareholders at the Annual Shareholders’ Meeting of January 31, 2006. Although good progress has already been made, strengthening internal control will remain a major strategic priority for the Group over the coming years.

Chairman of the Board of Directors

4. Auditors’ Report

Prepared in accordance with article L 225-235 of the French Commercial Code, on the section of the Sodexho Alliance Chairman’s Report on internal control procedures related to the preparation of accounting and financial information.

Ladies and Gentlemen,

In our capacity as statutory auditors of Sodexho Alliance SA, and in accordance with article L.225-235 of the French Commercial Code, we report to you on the report prepared by the President of your company in accordance with article L.225-37 of the French Commercial code for the year ended August 31, 2005.

It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company. It is our responsibility to report to you our observations on the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information required to issue consolidated financial statements in accordance with the accounting rules and principles applicable in France.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information required to issue consolidated financial statements in accordance with the accounting rules and principles applicable in France. These procedures notably consisted of:

-	obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information required to issue consolidated financial statements in accordance with the accounting rules and principles applicable in France, as set out in the President’s report;

-	obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information required to issue consolidated financial statements in accordance with the accounting rules and principles applicable in France, contained in the President of the board’s report, prepared in accordance with article L.225-37 the French Commercial Code.

Neuilly and Paris La Défense, November 15, 2005

PricewaterhouseCoopers Audit	KPMG Audit
Department of KPMG S.A.

Hubert Toth	Patrick-Hubert Petit
Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Risk

Factors

1.	Risk Factors

Sodexho has specific policies in place designed to ensure that risks are properly evaluated and managed at the appropriate level within the organization. A risk-mapping exercise is conducted each year by the Executive Committee, and presented to the Audit Committee and the Board of Directors. This section of the Reference Document summarizes the main risks identified.

1.1.	Business risks

1.1.1. Risks related to Food and Management Services contracts

Food and Management Services contracts fall into two main categories: fixed-price and fee-based. The two categories expose the service-provider to different levels of risk.

In a profit and loss contract, the service-provider is paid for the service provided and bears the entire cost of providing the service. Profit and loss contracts usually include periodic indexation clauses. If Sodexho is unable contractually to recover significant increases in costs (such as labor or food costs), this could have a material adverse effect on the profitability of the contract.

In a fee-based contract, the client bears all the costs incurred in providing the service, either directly or by reimbursing the service-provider, irrespective of customer frequency. The service-provider is paid a fixed or variable management fee.

In practice, our contracts combine features of both of these contract types. We estimate that more than 60% of our contracts have substantially similar features to those of profit and loss contracts.

1.1.2. Client retention risk

Our business depends on retaining and renewing contracts with existing clients, and bidding successfully for new contracts. This generally depends on various factors including quality, the cost and suitability of our services, and our ability to deliver competitive services that are differentiated from those of our competitors.

Growth in our Services Vouchers and Cards business is dependent on our ability to achieve geographical expansion and develop new services, and on a trusted brand and established affiliate networks.

1.1.3. Competition risk

At the international level, Sodexho has relatively few competitors. However, in every country where we operate, we face significant competition from international, national, and sometimes local operators.

Some existing or potential clients may opt to self-operate their food and management services rather than outsource them.

1.1.4. Dependency risk

Although our business is dependent on our ability to renew existing contracts and win new ones, no single client represents more than 2% of total Group revenues.

No industrial supplier represents more than 3% of the total volume of our purchases. Our business is not dependent on any patent or licensed brand name of which we are not the legal owner.

1.1.5. Food safety risk

Every day, Sodexho serves a vast number of meals worldwide, and is committed to the safety of the food and services provided. We have implemented preventive and control procedures in the area of food safety, designed to ensure strict compliance with the relevant regulations. Staff training and awareness policies are followed in all the countries in which we operate.

However, if Sodexho were to incur significant liability at one or more of its sites, this could have an adverse impact on our activities, operating margins and reputation.

1.2.	Employment risk

As far as we are aware, Sodexho is not exposed to any specific labor-related risk other than those that arise in the ordinary course of business for a worldwide group of our size.

Our service quality is largely dependent on our ability to attract and retain qualified staff, and to provide a sufficient level of training for us to constantly raise our standards. We have developed training policies at every level in the organization, with a particular focus on prevention and safety.

1.3.	Environmental risk

We are fully aware of the potential environmental impact of our activities. Rather than play down this impact, we make every effort to manage and limit environmental risk.

The environmental impact of our activities in relation to our customers is similar to the day-to-day impact of a typical household, and arises mainly from:

-	consumption of water and energy in food services facilities, food preparation and cleaning;
-	production of waste from food preparation and cleaning (packaging, organic matter, waste fats and oils, and waste water from cleaning).

1.4.   Regulatory risk

The nature of our business and our worldwide presence means that we are subject to a wide variety of laws and regulations including labor law, antitrust law, corporate law, environmental law, and health and safety.

Sodexho has the structures in place at the appropriate levels to ensure compliance with these laws and regulations.

Changes in laws or regulations could have a direct impact on our business and/or on the services we provide. For example, the Service Vouchers and Cards business is subject to national tax and labor law provisions. Significant changes in these provisions as they relate to the issuance of service vouchers could open up opportunities for new contracts or jeopardize existing contracts.

1.5.   Interest rate and foreign exchange risk

Because Sodexho has operations in 76 countries, all components of the financial statements are inevitably influenced by foreign currency translation effects, and in particular by fluctuations in the US dollar. However, exchange rate fluctuations do not generate any operational risk, because each of our subsidiaries bills its revenues and incurs its expenses in the same currency. Sodexho Alliance uses derivative instruments to manage the Group’s exposure to interest rate and foreign exchange rate risk.

The Board of Directors, the Chief Executive Officer and the Chief Financial Officer have approved policies designed to prevent speculative positions. Under these policies:

-	Substantially all borrowings must be at fixed rates of interest, or converted to fixed-rate using hedging instruments.
-	Foreign exchange risk on loans to subsidiaries must be hedged.
-	Counterparty risk must be managed and spread. Transactions may only be contracted with counterparties that have an ISDA master agreement or equivalent in place with the Group company involved.
-	The maturity of hedging instruments must not exceed the maturity of the borrowings they hedge.

A description of all planned derivatives transactions must be submitted for approval to the Chief Executive Officer or the Chief Financial Officer, and if necessary to the Board of Directors. The consolidated financial statements include disclosures about Sodexho’s current use of interest rate and currency instruments (note 19).

As of August 31, 2005, 71% of consolidated borrowings were at fixed rate, and the average rate of interest as of the same date was 5.3%.

The tables below provide the disclosures required by the AMF recommendations of January 2003 and March 2004:

Financial assets and liabilities by maturity

		Less than	1 to 5	Over 5
(€ millions)	Note	1 year	years	years

Financial liabilities	1	614	1,301	26
Financial assets	2	1,266
Net position before off balance sheet items	3	(652)	1,301	26
Off balance sheet commitments		0	0	0
Net position after off balance sheet items		(652)	1,301	26

Net position renewable within less than 1 year, after off
balance sheet items		(652)
Increase of 1% in short-term interest rate	4	1%
Average term in years		1.0	year
Cumulative effect of 1% increase in short-term interest rate	5	(7)
Net interest expense paid in fiscal 2005		97
Cumulative effect as % of net interest expense for fiscal 2005		(7)%

Note
1	The maturity of variable-rate liabilities is deemed to be the period to the next interest rate adjustment date.
Consequently, the €614 million in the “Less than 1 year” column includes variable-rate borrowings due after more than one year which are subject to an interest adjustment within 12 months.
2	- Net figure, excluding €99 million of treasury shares.
- A substantial proportion of this figure is derived from the Service Vouchers and Cards business.

3	Negative figure = net asset position.
4	This 100bp increase has been assumed to have an identical effect across all currencies used by Sodexho for financing.
5	Negative figure = pre-tax income.

Estimate of risk of loss on the net foreign currency position in the event of a uniform unfavorable movement of €0.01 against all currencies listed

			€ millions

	USD	GBP	Other foreign
Closing rate	0.8198	1.4643	currencies

Monetary assets
Working capital items	436	69	423
Deferred taxes, net	131	31	0
Cash and equivalents	103	86	502
Total monetary assets	670	186	925
Monetary liabilities
Borrowings	603	126	51
Working capital items	915	395	846
Total monetary liabilities	1,518	521	897

Net position before off
balance sheet items	(848)	(335)	28
Off balance sheet items
Net position after off balance
sheet items	(848)	(335)	28

Impact of €0.01 movement in
exchange rate	(10)	(2)	Immaterial

Sensitivity analysis

A 10% movement in the US dollar against the euro would have an effect of:

-	€494 million on Group revenues
-	€16 million on Group EBITA
-	€3 million on Group net income
A 10% movement in the pound sterling against the euro would have an effect of:

-	€134 million on Group revenues
-	€2 million on Group EBITA
-	€(1) million on Group net income

1.6. Liquidity risk

During fiscal 2005, Sodexho Alliance took advantage of the improvement in market conditions to renegotiate its revolving credit facilities, entering into a loan agreement with a syndicate of banks in the form of a multi-currency facility up to a maximum of €460 million and $700 million.

The renegotiated facility offers better financial terms and longer maturities, and has resulted in the lifting of the financial covenants under which Sodexho was required to comply with various financial ratios.

As of the date of this Reference Document, none of the Group’s borrowings is subject to an accelerated payment clause or any financial covenants.

Additional disclosures about liquidity risk are contained in notes 4.19 and 4.20 to the consolidated financial statements.

1.7. Equity risk

Sodexho’s equity portfolio, recorded under “Marketable securities” in the balance sheet, mainly comprises Sodexho Alliance shares held in connection with stock option plans.

	treasury	other
	shares	equities

(€)
Market price at August 31, 2005	28.01
(average of last 20 trading days)

(€ millions)
Net asset position	99	0
Off balance sheet items	0	0

Overall net position	99	0

Impact of 10% fall in market price on pre-tax net income*	(2)	-

* Effect calculated on the total number of Sodexho Alliance shares held in treasury as of August 31, 2005.

2.	Risk Management

Sodexho has a pro-active approach to risk management, with the aim of protecting its employees and clients and safeguarding the interests of the company and its shareholders.

Our policy on risk management and insurance involves working closely with our subsidiaries to:
  identify and evaluate the key risk exposures faced by Sodexho, with particular attention focused on the emergence of new risk factors associated with the new activities, especially in the area of multiservices;

  reduce contractual risk, in particular by using limitation of liability clauses or hold-harmless agreements;

  achieve the right balance between risk retention (self-insurance) and the insurance market in covering the potential financial consequences of our risk exposure.

2.1. Risk coverage

2.1.1 Insurance policies

Sodexho’s general policy is to transfer non-retained risk, especially intensity risks1, to the insurance market. Our insurance programs are contracted with reputable, highly-solvent insurers.

Our principal insurance programs relate to:

  Liability insurance, which covers against personal injury, property damage or consequential loss caused to third parties. This category includes operational, product, after-delivery and professional liability insurance.

  The sums insured depend on the nature of our activities, the country where we are operating, and the extent of cover available in the insurance market.

  Property insurance, which mainly covers the risk of fire and explosion, water damage, natural disasters, and (in some countries) acts of terrorism.

  As a general rule, the sum insured is equal to the value of the insured property. However, some insurance contracts cap the amount paid out under the policy.

  Workers’ compensation. In countries with no State cover (primarily the United States, Canada and Australia), Sodexho has contracted workers’ compensation programs. The cover provided under these programs complies with the relevant legal requirements in each country.

[1] See Glossary for definition

2.1.2 Risk retention

Sodexho retains frequency risks (i.e. risks that recur regularly). These risks are self-insured, as the Group does not own any captive insurance companies.

In some countries, retained risks relate primarily to employer’s liability, workers compensation, third-party motor insurance and property insurance.

Outside North America, deductibles generally vary between €50,000 and €150,000 per occurrence.

In North America, retained risks range from $300,000 to $1,000,000 per occurrence.

2.1.3 Placing of risk and total cost

On renewing its insurance policies, Sodexho was able to secure favorable terms available in the insurance market while improving the level of coverage, especially for risks associated with multiservice activities.

The total cost incurred for the principal insurance and risk retention programs of fully-consolidated Group companies (excluding workers’ compensation) is approximately €40 million, equivalent to less than 0.35% of consolidated revenues.

IFRS

Transition

1.	Reasons for the disclosure

Under European regulations, the Sodexho Group will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) effective for the 2006 fiscal year, which commences on September 1, 2005. These financial statements will include comparatives from the 2005 fiscal year, which ended on August 31, 2005.

Prior to the publication of comparative financial statements for fiscal 2006, and in accordance with the recommendation issued by the French stock market authorities (AMF) on financial disclosures during the transitional period, the Sodexho Group has prepared preliminary financial information on the transition to IFRS. The transition date, which for the Sodexho Group is September 1, 2004, is the date as of which the effects of first-time adoption will be taken to shareholders’ equity for the purposes of the published consolidated financial statements for fiscal 2006.

2.	Principal elective treatments applied on the first-time adoption of IFRS

The information presented below on the principal elective treatments, have been reviewed by the auditors.

Sodexho has elected the following treatments available under IFRS 1:
  Business combinations:
  As permitted under IFRS 1, Sodexho has decided not to restate acquisitions made prior to September 1, 2004. Market shares recognized as intangible assets under French GAAP have been reclassified as goodwill under IFRS.

  Retirement and other long-term employee benefit obligations:
  As permitted under IFRS 1, Sodexho has elected to recognize all accumulated actuarial gains and losses arising on retirement and other long-term employee benefits as of September 1, 2004. The same treatment has been adopted in the preparation of the French GAAP consolidated financial statements for fiscal 2005 (see Note 2.3. to the consolidated financial statements ).

  Sodexho has elected to use the corridor method of accounting for actuarial gains and losses under IFRS. Under this method, actuarial gains and/or losses representing more than 10% of the higher of (i) the value of the obligation before deducting plan assets or (ii) the fair value of plan assets are recognized, and amortized over the average remaining working lives of the employees.

  Translation adjustments:
  Sodexho has decided to reclassify the cumulative translation adjustment as of September 1, 2004 to consolidated reserves. This has no effect on consolidated shareholders’ equity.

  Measurement of property, plant and equipment and intangible assets:
  Sodexho has elected not to use the option available under IFRS 1 of remeasuring property, plant and equipment and intangible assets at fair value in the opening balance sheet as of September 1, 2004.

  Stock options:
  Sodexho has elected to restrict the application of IFRS 2 to stock option plans granted after November 7, 2002 and not fully vested as of January 1, 2005. Application of IFRS 2 and of this elective treatment has no effect on shareholders’ equity as of September 1, 2004 except for the treatment of the debt on the acquisition of the remaining shares of Sodexho Marriott Services.

  The liability of €28 million recognized under French GAAP for the probable charge arising from the exercise of stock options granted to the employees of Sodexho Marriott Services (now Sodexho, Inc.) has been released and credited to shareholders' equity. This liability was initially recognized on the acquisition of the remaining shares of Sodexho Marriott Services in June 2001, and has been adjusted each year since that date in the French GAAP financial statements. It represents the difference between the acquisition price paid by Sodexho to purchase its own shares on the market (shares already held in treasury, or shares yet to be acquired) and the price at which Sodexho, Inc. employees will buy these shares on exercise of their stock options. These stock option plans were granted by Sodexho Marriott Services prior to June 2001, and Sodexho agreed to fund these plans.

  Recognition of goodwill in the currency of the acquired entity:
  In preparing the opening IFRS balance sheet, Sodexho has elected to apply the provisions of the amended IAS 21, under which goodwill is treated as an asset of the acquired subsidiary and consequently is accounted for in the subsidiary’s functional currency.

  Goodwill arising on companies held at the Group level, which is accounted for in euros under French GAAP, has been translated into the subsidiary’s local currency using the exchange rate as of the acquisition date. This adjustment has a negative impact of €99 million on opening IFRS shareholders' equity.
  Goodwill arising on acquisitions made on or after September 1, 2004 will be accounted for in the currency of the acquired entity.

Principles applied on first-time adoption of IFRS include:

  Financial instruments:
  Sodexho has opted to apply IAS 32 and IAS 39 on financial instruments from September 1, 2004, prior to the required adoption dates, in the interests of comparability.

  The main effects of applying IAS 32 and IAS 39 are as follows:
-	Recognition in the IFRS balance sheet of firm commitments to buy out minority investors has led Sodexho to recognize a non-current financial liability of €10 million. In the absence of any specific guidance on where the matching entry should be debited, Sodexho has opted to eliminate the minority interests in full and recognize the balance as goodwill.
-	In accordance with IAS 39, certain financial assets (€19 million) and liabilities (€19 million) were derecognized, because they did not meet the IFRS definition of such characterization.
-	Securitization arrangements in the United Kingdom have been consolidated, resulting in the recognition of a financial liability of €48 million and an increase in accounts receivable of the same amount.
-	Treasury shares held by Sodexho in connection with stock option plans, classified as marketable securities under French GAAP, have been deducted from shareholders' equity under IFRS at their carrying amount as of September 1, 2004 in accordance with IAS 32. The effect on consolidated shareholders' equity is a reduction of €90 million.
-	Financing costs on credit facilities shown as deferred charges under French GAAP, totaling €16 million, have been offset against the related borrowings under IFRS.
-	The use of fair value measurements for financial instruments in the IFRS balance sheet has led to the recognition of a financial liability relating to interest rate swaps* contracted principally on the bank borrowings of our subsidiary Sodexho, Inc.

Finally, the application of IAS 32 and IAS 39 results in the shares in Bellon SA held by Sodexho’s subsidiary Sofinsod no longer being treated as indirectly-held treasury shares. This increased opening IFRS shareholders' equity by €32 million, which represented the carrying amount of the Bellon SA shares by Sofinsod.

3.       IFRS Impact

Based on work performed to date, the main differences identified having an impact on future results or on consolidated shareholders’ equity as of September 1, 2004 are the following:

Income Statement

As permitted by IAS 1, Sodexho has elected to present its income statement by function, separating direct operating expenses (cost of sales) from indirect operating expenses (primarily selling and administrative expenses). Because IAS 1 does not recognize the concepts of exceptional or extraordinary items, certain transactions currently classified as exceptional items will be reclassified as operating or financial expenses.

The main impacts of first-time adoption of IFRS on the income statement identified to date are:

-	Recognition of an employee expense due to the application of IFRS 2 (Share-Based Payment) to stock option plans will have a negative effect on EBITA.
-	Application of IAS 17 (Leases) will result in a slight increase in EBITA and an increase in net financial expense, but the overall impact on net income is not expected to be material.
-	For retirement and other long-term employee benefits covered by IAS 19, the impact of discounting the benefit obligation in the balance sheet and the return on plan assets will be recognized in net financial expense. All other income statement effects related to these benefits will be treated as operating items. Under French GAAP, all expenses related to long-term employee benefits were treated as operating items.
-	Application of IAS 32 and IAS 39 has the following effects on the IFRS income statement:
  movements related to treasury shares (provisions for impairment, disposals) will no longer impact the income statement, as all such movements will be recorded in shareholders' equity;
  changes in the fair value of swaps that do not qualify for hedge accounting will be recorded in the income statement.
-	The impact of discounting other non-current liabilities (in particular, workers’ compensation) will be accounted for in net financial expense.
-	Goodwill will no longer be amortized.

Balance sheet

Our balance sheet will be presented using the classification of current and non-current items, which differs slightly from our current presentation. In addition, the principal restatements are:

Capital leases

Sodexho was already applying the preferred French GAAP treatment set forth in CRC Regulation no. 99-02 involving the capitalization of Capital leases. The adjustment required under IFRS is primarily due to the reconsolidation of certain public service outsourcing contracts to comply with IAS 17. This adjustment has a negative impact of €6 million on opening shareholders' equity.

Intangible assets

More restrictive criteria in IFRS with respect to the recognition of certain intangible assets has resulted in a negative impact of €10 million on opening shareholders’ equity.

Other items

  Property, plant and equipment
  First-time adoption of IAS 16 for property, plant and equipment, including the component-based approach and depreciation over the useful lives of assets, has no material impact on the opening IFRS balance sheet.

  Discounting of non-current liabilities and provisions
  The adjustment for discounting of non-current liabilities relates primarily to obligations for workers’ compensation plans at Sodexho, Inc. This adjustment increased opening shareholders' equity by €5 million.

  Scope of consolidation
  Application of IFRS requirements on consolidation methods had no material impact on the opening balance sheet.

The impact of the adoption of IFRS principles on shareholders’ equity as of September 1, 2004 should be less than 10%.

4.       Conclusion

Sodexho intends to publish IFRS consolidated financial statements for the year ended August 31, 2005 in early 2006.

Shareholder

Information

Financial Summary

Key figures

  Consolidated revenues for fiscal 2005 were €11,672 million. Organic growth (on a constant consolidation basis and excluding currency effects) rose to 4.3%, compared with 4.1% for fiscal 2004.
  Consolidated EBITA amounted to €530 million, up 5% on a constant currency basis.
  Group net income for fiscal 2005 was €159 million after a charge of €38 million, net of taxes, related to the resolution of the U.S. litigation.
  Earnings per share was €1.00.
  Cash provided by operating activities amounted to €426 million.
  Net debt was reduced by €344 million.

5-year consolidated financial summary

	Fiscal 2005		Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

	($ million)	(€ million*)	(€ million*)	(€ million*)	(€ million*)	(€ million*)

Revenues	14,854	11,672	11,494	11,687	12,612	11,943

Year-on-year growth
at current exchange rates		1.5%	(1.6)%	(7.3)%	5.6%	13.7%
at constant exchange rates		3.9%	4.2%	2.7%	8.1%	8.6%

Percentage of revenues		84.0%	84.2%	85.2%	86.7%	88.7%
generated outside France

Net income before minorities	215	169	197	171	196	205

- Group net income	202	159	183	162	183	138

- Minority interests	13	10	14	9	13	67

Cash provided by operating	542	426	451	390	391	410
activities (3)

Dividend payout	152	119	111	97	97	89

Number of employees at		324,446	312,975	308,385	315,141	313,469
August 31

Number of sites		26,634	24,866	23,873	24,681	24,325

Average number of shares		159,026,413	159,022,697	159,021,546	158,814,504	138,180,536
outstanding (1)

Earnings per share (2)		1.00	1.15	1.02	1.15	1.00

Dividend per share (2)		0.75	0.70	0.61	0.61	0.56

Share price at August 31 (2)		28.18	21.58	26.68	29.90	53.00

* Except per share data, which are stated in euros

(1)	Arithmetical average of the average number of shares outstanding for each month.
Figures for the fiscal 2001 have been restated for the March 7, 2001 four-for-one stock split.
(2)	Amounts restated as per note (1).
(3)	Includes dividends received from equity method investees.

Consolidated income statement

	Fiscal	Fiscal	Fiscal	Fiscal
	2005	2005	2004	2003

	($ million)	(€ million)	(€ million)

Revenues	14,854	11,672	11,494	11,687

Other income	61	48	40	37

Purchases	(5,069)	(3,983)	(3,942)	(3,955)

Employee costs	(6,865)	(5,395)	(5,277)	(5,519)

Other external charges	(1,954)	(1,535)	(1,505)	(1,482)

Taxes other than income taxes	(119)	(93)	(82)	(79)

Depreciation and changes in provisions	(234)	(184)	(213)	(175)

Earnings before interest, exceptional
items, income taxes, income from
equity method investees, goodwill	674	530	515	514
amortization and minority interests
(EBITA)

Financial expense, net	(131)	(103)	(118)	(152)

Income before exceptional items,
income taxes, income from equity	543	427	397	362
method investees, goodwill
amortization and minority interests

Exceptional income/(expense), net	(121)	(95)	(33)	1

Income taxes	(130)	(103)	(109)	(134)

Net income before income from equity
method investees, goodwill	292	229	255	229
amortization and minority interests

Net income/(loss) from equity method	-	-	1	4
investees

Goodwill amortization	(77)	(60)	(59)	(62)

Net income before minority interests	215	169	197	171

Minority interests	13	10	14	9

GROUP NET INCOME	202	159	183	162

Earnings per share (in euros or U.S. dollars)	1.27	1.00	1.15	1.02

Diluted earnings per share (in euros or U.S. dollars)	1.27	1.00	1.15	1.00

Euro amounts are translated into US dollars at a rate of $1.272592 = €1 (average rate for fiscal 2005).

Organic revenue growth accelerated to 4.3% . Foreign currency translation had a negative effect on revenues of 2.4%.
Excluding currency effects, EBITA rose by 5.0%.

Group net income, excluding the exceptional charge related to the resolution of the U.S. litigation, increased by 7.6%, or by 9.9% if currency effects are excluded.

Consolidated balance sheet

	August 31,	August 31,	August 31,	August 31,		August 31,	August 31,	August 31,	August 31,
	2005	2005	2004	2003		2005	2005	2004	2003
	($ million)		(€ million)		($ million)			(€ million)

Fixed and
intangible assets,					Group shareholders’ equity
net

Goodwill	1,632	1,338	1,394	1,492	Common stock	776	636	636	636

					Additional paid in
Intangible assets	3,020	2,476	2,519	2,686	capital	1,446	1,186	1,186	1,186

Property, plant and					Consolidated
equipment	445	365	362	379	reserves	383	314	370	427

Financial					Total Group
investments	94	77	66	64	shareholders’	2,605	2,136	2,192	2,249
					equity

Equity method
investees	31	25	14	19

Total fixed and
intangible assets,	5,222	4,281	4,355	4,640	Minority interests	24	20	25	66
net

Current and other					Provisions for
assets					contingencies	210	172	93	89
					and losses

Inventories	216	177	163	170

Accounts	1,840	1,508	1,368	1,383	Liabilities
receivable, net

Prepaid expenses,
other receivables	766	627	552	637	Borrowings	2,367	1,940	2,128	2,488
and other assets

Marketable	789	647	536	542	Accounts payable	1,366	1,120	1,035	1,128
securities

Restricted cash	251	206	168	166	Vouchers payable	1,220	1,000	843	794

Cash	625	513	505	570	Other liabilities	1,917	1,571	1,331	1,294

Total current and	4,487	3,678	3,292	3,468	Total liabilities	6,870	5,631	5,337	5,704
other assets

					Total liabilities
					and
Total assets	9,709	7,959	7,647	8,108	shareholders’	9,709	7,959	7,647	8,108
					equity

Euro amounts are translated into US dollars at a rate of $1.2198 = €1 (closing rate as of August 31, 2005).

Net debt (borrowings net of marketable securities, restricted cash and cash) represents 26.7% of shareholders’ equity.

Consolidated cash flow statement

	Fiscal	Fiscal	Fiscal	Fiscal
	2005	2005	2004	2003
	($ million)		(€ million)

Cash provided by operating activities (1)	542	426	451	390

Change in working capital from operating		229	163	100
activities	292

Net cash flow from operating activities	834	655	614	490

Acquisitions of fixed assets	(261)	(205)	(181)	(241)

Disposals of fixed assets	19	15	19	15

Acquisitions/disposals of consolidated entities	(9)	(7)	(74)	(33)

Change in working capital from investing	(7)	(6)	(9)	(19)
activities

Net cash used in investing activities	(258)	(203)	(245)	(278)

Dividends paid	(148)	(116)	(103)	(105)

Increase in shareholders’ equity	0	0	1	0

Proceeds from borrowings	607	477	271	104

Repayment of borrowings	(835)	(656)	(541)	(178)

Change in working capital from financing	(47)	(37)	(29)	(23)
activities

Net cash used in financing activities	(423)	(332)	(401)	(202)

INCREASE/(DECREASE) IN CASH AND
EQUIVALENTS (CASH, RESTRICTED
CASH AND MARKETABLE SECURITIES)	153	120	(32)	10

Euro amounts are translated into US dollars at a rate of $1.272592 = €1 (average rate for fiscal 2005).
(1) Includes dividends received from equity method investees.

Net cash flow from operating activities increased by 6,6%, confirming the Group’s excellent financial model and its ability to generate cash.

Investor Relations

Listening to our shareholders and the financial community

To respond more effectively to the expectations of individual and institutional shareholders, Sodexho Alliance endeavors to continuously improve its investor relations programs by developing new information channels and organizing regular meetings with shareholders.

Our investor relations policy is based on four core principles:

  Equal treatment: All financial press releases are issued simultaneously in real time to all our stakeholders, in both French and English.

  Regular reporting: Our financial information timetable is published to the financial community a year in advance, and updates are always available on our website at www.sodexho.com.

  Accessibility: Live webcasts of our annual shareholders’ meetings and earnings presentations are broadcast on our website. Releases of quarterly revenue figures are accompanied by conference calls, giving the financial community rapid access to the information and an opportunity to question senior management about our performance.

  Transparency: We offer the financial community a comprehensive package of dedicated, interactive communication channels. Our financial press releases are issued via print media and e-mail in France and around the world, and are also posted on our website, www.sodexho.com. This site also offers access to a broad range of corporate information, including the bylaws, Reference Document, Interim Report, Form 20-F, press releases, a presentation of the Group, and share price trends.

Investor relations policy

In order to meet our own transparency goals and comply with the regulations of the two markets where are shares are listed – Euronext Paris and the New York Stock Exchange (NYSE) – Sodexho Alliance and all those involved in preparing our financial information have committed to a set of core principles designed to ensure equal treatment of all our shareholders.

Group spokesperson
Only members of the Executive Committee have authority to provide financial information. The Chief Executive Officer has appointed the Director of Investor Relations to act as official spokesperson for the Group, with specific delegated powers.

Preparation of financial information
All financial information is reviewed prior to publication by a Disclosure Committee comprising representatives from the Finance, Corporate Communications and Human Resources departments.

Publication of financial information
Without exception, all information liable to influence the share price is published before the Paris stock market opens for trading.

After approval by the Chief Executive Officer, the Chief Financial Officer or the Board of Directors (depending on the nature of the information), financial information is released to the markets via a press release, issued simultaneously to all sections of the financial community and to the stock market authorities.

Financial information can be accessed at www.sodexho.com.

Sodexho Alliance does not publish any financial information during the one-month period prior to publication of the interim and annual financial statements.

Code of Conduct for Senior Managers
To underscore Sodexho’s commitment to transparency and regulatory compliance, the Board of Directors in 2003 adopted a Code of Conduct for Senior Managers. The Executive Committee members and key finance executives of the Sodexho Group have signed up to this Code and agreed to abide by its principles.

HOW TO OBTAIN INFORMATION

On the Sodexho Alliance website
www.sodexho.com
*
Voice server (if you are calling fromFrance – French language only)
Tel. 08 91 67 19 66 (€0.225 per minute)
*
By phone, fax or e-mail
Jean-Jacques Vironda, Investor Relations
Tel. +33 (0)1 30 85 72 03
Fax +33 (0)1 30 85 50 88
e.mail: jean-jacques.vironda@sodexhoalliance.com
*
By mail
Sodexho Alliance, Investor Relations
B.P. 100, 78883 Saint-Quentin-en-Yvelines Cedex, France

Annual Reports

This document is an English-language version of the Document de Référence filed with the Autorité des Marchés Financiers (AMF) in accordance with French stock market regulations. This French-language Document de Référence can be consulted on the AMF website (www.amf-france.org). It is also available, along with the English-language Reference Document, at www.sodexho.com.

Because Sodexho Alliance is listed on the New York Stock Exchange, we also publish an English-language Form 20-F under section 13 of the Securities Exchange Act of 1934, which is filed with the Securities and Exchange Commission (SEC). The Form 20-F, which includes supplemental disclosures, is intended for American shareholders. The full text of the Form 20-F is accessible via the EDGAR section of the SEC website (www.sec.gov).

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting is announced in official notices published in the press and in the BALO (bulletin of compulsory legal notices) in France.

The agenda for the meeting is available in French and English at least 30 days before the meeting. It is sent to all registered shareholders, and to other shareholders on request. A live webcast of the Annual Shareholders’ Meeting is broadcast on our website, enabling shareholders who cannot attend in person to ask questions and to follow the meeting, including the voting on resolutions.

Regular meetings and ongoing dialogue

We are committed to genuine dialogue with our shareholders and with the broader financial community.

The three milestones of our financial year are the publication of our interim and full-year results, and the Annual Shareholders’ Meeting. We also arrange quarterly conference calls at which financial analysts can talk to the Chief Executive Officer and Chief Financial Officer.

We regularly invite investors to attend roadshows in Europe and the United States as a forum for more informal dialogue, and offer special-interest briefings to give analysts an insight into our front-line operations. We also take part in industry presentations organized by brokerage firms.

INVESTOR DIARY DATES

First-quarter revenues	January 11, 2006
Annual Shareholders’ Meeting	January 31, 2006
Payment of dividend	March 7, 2006
First-half revenues	April 5, 2006
Interim results	May 11, 2006
Nine-month revenues	July 5, 2006
Full-year revenues	October 4, 2006
Full-year results	November 16, 2006
Annual Shareholders’ Meeting	January 30, 2007

Regular updates are available on our website:
www.sodexho.com

Benefits of being a registered shareholder

Registered shareholders do not have to pay custody fees, are automatically invited to shareholders’ meetings, and receive regular news updates about Sodexho.

Our registered shareholders’ accounts are managed by Société Générale, which also acts as transfer agent for all Sodexho Alliance shares.

CONTACTS

For further information call:

Société Générale Nantes (France) : +33 (0)2 51 85 52 47
Sodexho Alliance: +33 (0)1 30 85 72 03

Sodexho Alliance Shares

Sodexho Alliance shares are listed on Eurolist by Euronext Paris (Euronext code: FR 0000121220), and are included in the Next 20 Index. Since April 3, 2002, Sodexho Alliance has also been listed on the New York Stock Exchange (NYSE), ticker SDX.

Adjusted Sodexho Alliance share price trends

From initial listing through August 31, 2005 (in euros)

The shares were initially listed on March 2, 1983 at an adjusted price of €1.55. During the August 31, 2005 session, the shares were trading at €28.18. This means that since initial listing, the Sodexho Alliance share price has increased 18 times, versus a 12 times increase in the CAC 40 over the same period. In other words, Sodexho Alliance shares have outperformed the CAC 40 by 1.5 times.

Since initial listing, Sodexho Alliance shares have achieved average annual growth of 14.1% excluding dividends.

Adjusted Sodexho Alliance share price trends
From September 1, 2004 through August 31, 2005 (in euros)

After three tough years in the financial markets, the Sodexho Alliance share price returned to growth in fiscal 2005, advancing by 31.4% compared with a 21.8% rise in the CAC 40 over the same period.

Adjusted Sodexho Alliance share price

From September 1, 2004 through August 31, 2005 (in euros)

Price at September 1, 2004		21.45

	12-month low	19.37

	12-month high	29.78

Price at August 31, 2005		28.18

Average daily trading volume

Volume	695,595

Value (in euros)	16,577,312

Source: Euronext

Volumes traded on the NYSE since the initial listing on April 3, 2002 are minimal (average daily volume of less than 6,000 shares).

Dividend per share (in euros)
Five-year summary

	Fiscal 2005		Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Total payout	1119,269,810	*	111,318,489	97,003,155	97,003,064	89,009,481

Number of shares entitled to dividend	159,026,413		159,026,413	159,021,565	159,021,416	158,945,502

Net dividend per share	0.75	*	0.70	0.61	0.61	0.56

*	Subject to the approval at the shareholders meeting on January 31, 2006.

Earnings per share(1)
Net dividend per share (2)

In euros	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Earnings per share	1.00	1.15	1.02	1.15	1.00

Net dividend per	0.75	0.70	0.61	0.61	0.56
share

(1)	Based on monthly average number of shares outstanding.
(2)	Based on the number of shares outstanding at August 31.
(3)	Earnings per share and net dividend per share adjusted for the March 7, 2001 four-for-one stock split.

Dividend and yield for fiscal 2005

Dividend*	€0.75

Yield based on share price at August 31, 2005	2.66%

* Subject to the approval at the shareholders meeting on January 31, 2006.

Dividends not claimed within 5 years of the date on which they were payable to shareholders are forfeited and remitted by Sodexho Alliance to the Caisse des Dépôts et Consignations.

Capital

Changes in issued capital
From September 1, 2004 through November 15, 2005

			Total issued
	Type of transaction	Number of shares	capital (in euros)

At September 1, 2004
		159,026,413	636,105,652

At November 15, 2005
		159,026,413	636,105,652

Sodexho: an independent Group

Sodexho remains an independent Group.
On August 31, 2005, Sodexho Alliance had 56,935 shareholders. Of these, 28,270 participated in our employee stock plans.

Our shares are owned by:

•	Bellon SA			36.83%
•	Employees			1.50%
•	Treasury shares			2.16%
•	French shareholders			27.24%
	-	Individual	7.60%
	-	Institutional	19.64%
•	Non-French shareholders			32.27%

Simplified organization chart

Controlled

Growth

1966	Sodexho is founded in Marseille by Pierre Bellon, building on his family’s 60-plus years of experience in catering for luxury liners and cruise ships to offer similar services to businesses, schools and hospitals.

1968	Sodexho begins operations in the Paris area.

1971-1978	International expansion starts with a contract in Belgium. The Remote Site Management business is launched, initially in Africa and then in the Middle East. A new business – Service Vouchers – is launched in Belgium and Germany.

1983	Initial public offering of Sodexho shares on the Paris Bourse.

1985-1993	Sodexho establishes operations in North and South America, Japan, Russia and South Africa, and reinforces its presence in Central Europe.

1995	Alliances with Gardner Merchant in the UK and Partena in Sweden make Sodexho the world no.1 in food service.

1996	The Service Vouchers and Cards business expands into Brazil with the acquisition of Cardàpio.

1997	Alliance with Universal Ogden Services, the US market leader in remote site management. The holding company changes its name to Sodexho Alliance.

1998	Formation of Sodexho Marriott Services, 48.4% owned by Sodexho, which becomes North American market leader in food and management services. Acquisition of Luncheon Tickets, no.2 service voucher issuer in Argentina.

1999	Sodexho becomes no.2 in service vouchers in Brazil with the acquisition of Refeicheque.

2000	Albert George is appointed Chief Operating Officer of Sodexho Alliance. Sodexho Alliance and Universal Services merge to form Universal Sodexho, North American and world leader in remote site management.

2001	Sogeres (France) and Wood Dining Services (USA) join the Sodexho Group. Sodexho Alliance acquires the remaining 53% of Sodexho Marriott Services, which becomes a 100% subsidiary and changes its name to Sodexho, Inc.

2002	On April 3, Sodexho Alliance is listed for the first time on the New York Stock Exchange.

2003	Jean-Michel Dhenain and Michel Landel are appointed as Chief Operating Officers, succeeding Albert George.

2004	The succession plan for Pierre Bellon is put in place. In September, the Board of Directors announces that from September 1, 2005, the roles of Chairman of the Board and Chief Executive Officer will be separated.

2005	Michel Landel becomes Chief Executive Officer, succeeding Pierre Bellon, who retains his role as Chairman of the Board of Directors.

Sodexho

in the world

SODEXHO	Food and Management Services

Every country’s web sites and business activities are available through Sodexho’s group web site: www.sodexho.com

ANGOLA	SODEXHO
BRUSSELS
SODEXHO	Tel. +32 2 679 12 11
Remote Sites	Fax +32 2 679 14 56
LUANDA
Tel. +244 2 33 30 23	BRAZIL
Fax +244 2 37 10 38
SODEXHO
ARGENTINA	SAO PAULO
Tel. +55 11 5693 5000
SODEXHO	Fax +55 11 5686 8400
BUENOS AIRES
Tel. +5411 5129 2500	CAMEROON
Fax +5411 5129 2512
UNIVERSAL SODEXHO
AUSTRALIA	Remote Sites
DOUALA
ALTYS	Tel. +237 342 82 80
SODEXHO	Fax +237 968 49 95
SYDNEY
Tel. +61 2 9461 6100	CANADA
Fax +61 2 9461 6111
SODEXHO
AIMS CORPORATION	BURLINGTON, ON
ACACIA	Tel. +1 905 632 8592
Tel. +61 8 9479 9812	Fax +1 905 632 5619

AUSTRIA	CHILE

ALTYS	SODEXHO
SODEXHO	SIGES
VIENNA	SANTIAGO DE CHILE
Tel. +43 1 32 86 057	Tel. +56 28 100 100
Fax +43 1 32 86 057-300	Fax +56 28 100 501

BANGLADESH	CHINA

UNIVERSAL SODEXHO	SODEXHO
Remote Sites	SHANGHAI
DHAKA	Tel. +86 21 62 09 60 08
Tel. +880-2 881 23 96	Fax +86 21 62 09 60 09
Fax +880-2 882 64 39
SODEXHO
BELGIUM	HONG KONG
Tel. +852 23 88 86 82
ALTYS	Fax +852 27 80 12 62
BRUSSELS
Tel. +32 2 679 13 55
Fax +32 2 679 12 51

COLOMBIA	FINLAND

SODEXHO	ABRA
SANTA FE DE BOGOTA	HELSINKI
Tel. +57 1 62 90 805	Tel. +358 424 9241
Fax +57 1 62 03 929	Fax +358 9 54 077 110

COMMUNITY OF STATES SERBIA AND	SODEXHO
MONTENEGRO	HELSINKI
Tel. +358 9 540 770
EMIS	Fax +358 9 540 77 110
FERIZAJ
Tel./Fax +381 38 243 181	FRANCE

CONGO	SODEXHO
Head Office
UNIVERSAL SODEXHO	Business & Industry
Remote Sites	Healthcare / Seniors
POINTE NOIRE	MONTIGNY-LE-BRETONNEUX
Tel. +242 94 19 70	Tel. +33 1 30 85 75 00
Fax +242 94 09 29	Fax +33 1 30 43 09 58

COSTA RICA	SODEXHO
Education
SODEXHO	PLAISIR
SAN JOSE	Tel. +33 1 30 07 62 00
Tel. +506 291 47 73 / 291 69 49	Fax +33 1 30 07 62 01
Fax +506 220 32 41
ALTYS
CZECH REPUBLIC	NANTERRE
Tel. +33 1 55 69 32 32
ALTYS	Fax +33 1 55 69 32 40
PRAGUE
Tel. +420 2 27 02 74 74	BATEAUX PARISIENS
Fax +420 2 27 02 74 23	PARIS
Tel. +33 1 44 11 33 44
SODEXHO	Fax +33 1 45 56 07 88
PRAGUE
Tel. +420 2 27 02 74 74	SODEXHO PRESTIGE
Fax +420 2 27 23 00 60	BOULOGNE
Tel. +33 1 46 99 25 50
DENMARK	Fax +33 1 46 99 35 48

SODEXHO	SOGERES
MIDDELFART	BOULOGNE
Tel. +45 63 41 02 22	Tel. +33 1 46 99 33 33
Fax +45 63 41 02 33	Fax +33 1 46 05 55 59

EQUATORIAL GUINEA	L’AFFICHE
BOULOGNE
UNIVERSAL SODEXHO	Tel. +33 1 46 99 35 00
Remote Sites	Fax +33 1 46 05 35 48
MALABO
Tel. +240 94 824	UNIVERSAL SODEXHO
Fax +240 94 823	Remote Sites
Head Office
MONTIGNY-LE-BRETONNEUX
Tel. +33 1 30 85 75 00
Fax +33 1 30 85 54 50

FRENCH GUYANA	INDIA

SODEXHO	UNIVERSAL SODEXHO
KOUROU	Remote Sites
Tel. +33 5 94 32 72 21	MUMBAI
Fax +33 5 94 32 87 57	Tel. +91 22 28 303 650
Fax +91 22 28 303 653
GABON
INDONESIA
UNIVERSAL SODEXHO
Remote Sites	UNIVERSAL OGDEN
PORT-GENTIL	Remote Sites
Tel. +241 55 22 77	JAKARTA
Fax +241 56 56 53	Tel. +62 21 788 45 866
Fax +62 21 458 73/75
GERMANY
IRELAND
ALTYS
HOCHHEIM	SODEXHO
Tel. +49 61 46 602 345	DUBLIN
Fax +49 61 46 602 274	Tel. +353 1 283 3654
Fax +353 1 283 3991
SODEXHO
HOCHHEIM	ITALY
Tel. +49 61 46 60 20
Fax +49 61 46 90 49 29	SODEXHO
MILAN
GHANA (see Ivory Coast)	Tel. +39 02 69 68 41
Fax +39 02 68 87 169
GREECE
IVORY COAST / GHANA
SODEXHO
ATHENS	UNIVERSAL SODEXHO
Tel. +30 210 6254 950	Remote Sites
Fax +30 210 6254 954	ABIDJAN
Tel. +225 22 40 91 40/41/42
GUADELOUPE	Fax +225 22 40 91 44

SODEXHO	KAZAKHSTAN
BAIE MAHAULT
Tel. +33 5 90 38 24 62	UNIVERSAL SODEXHO
Fax +33 5 90 25 08 87	Remote Sites
ALMATY
HUNGARY	Tel. +7 3272 980 250
Fax +7 3272 980 251/65
SODEXHO
BUDAPEST	KUWAIT
Tel. +36 1 80 10 900
Fax +36 1 80 10 901	TARIQ AL GHANIM
Remote Sites
ICELAND	AL SHUWAIKH
Tel. +965 488 00 34
UNIVERSAL SODEXHO	Fax +965 489 47 45
Remote sites
EGILSSTADIR	LEBANON
Tel. +354 861 37 70
SODEXHO
BEIRUT
Tel. +961 1 611 186/7
Fax +961 1 611 188

LUXEMBURG	ABRA
OSLO
SODEXHO	Tel. +47 23 39 69 00
WINDHOF	Fax +47 23 39 69 10
Tel. +352 26 109 200
Fax +352 26 109 209	UNIVERSAL SODEXHO
Remote Sites
MALAYSIA	SANDNES
Tel. +47 51 70 71 72
SODEXHO	Fax +47 51 70 71 73
PETALING JAYA
Tel. +603 7954 1024	OMAN
Fax +603 7954 1319
SOCAT
MEXICO	Remote Sites
MUSCAT
SODEXHO	Tel. +968 60 34 05
MEXICO DF	Fax +968 60 43 01
Tel. +52 55 52 07 71 10
Fax +52 55 10 54 60 96	PERU

MOROCCO	SODEXHO
LIMA
SODEXHO	Tel. +51 1 70 52 500
CASABLANCA	Fax +51 1 22 20 793
Tel. +212 22 99 00 51
Fax +212 22 98 88 73	POLAND

NAMIBIA	SODEXHO
WARSAW
SODEXHO	Tel. +48 22 33 89 600
WINDOEK	Fax +48 22 33 89 601
Tel. +264 61 257 252
Fax +264 61 262 907	POLYNESIA

NEW CALEDONIA	SODEXHO
PAPEETE, TAHITI
FRENCH RESTAURATION	Tel. +689 43 92 73
NOUMEA	Fax +689 41 09 44
Tel. +687 41 45 80
Fax +687 41 45 81	PORTUGAL

NIGERIA	SODEXHO
LISBON
UNIVERSAL SODEXHO	Tel. +351 21 371 5204
Remote Sites	Fax +351 21 386 0222
PORT HARCOURT
Tel. +234 84 232 219	QATAR
Fax +234 84 232 119
TEYSEER SERVICES COMPANY
NORWAY	Remote Sites
DOHA
SODEXHO	Tel. +974 467 5201 / 5153
ETTERSTAD	Fax +974 467 5003
Tel. +47 22 08 91 00
Fax +47 22 08 91 01

REUNION ISLAND	SPAIN

SODEXHO	SODEXHO
SAINTE CLOTILDE	BARCELONA
Tel. +33 2 62 73 18 32	Tel. +34 93 63 52 200
Fax +33 2 62 73 18 40	Fax +34 93 63 08 885

RUSSIA	SWEDEN

SODEXHO	ACC
MOSCOW	NORRKÖPING
Tel. +7 095 745 50 85	Tel. +46 11 28 59 00
Fax +7 095 745 50 54	Fax +46 11 18 52 10

UNIVERSAL SODEXHO	SODEXHO
Remote Sites	STOCKHOLM
YUZNO SAKHALINSK	Tel. +46 85 78 84 000
Tel. +7 4242 727 020/ 008	Fax +46 85 78 84 010
Fax +7 4242 727 011/ 190
SWITZERLAND
SINGAPORE
ALTYS
SODEXHO	GENEVA
Tel. +65 6743 89 98	Tel. +41 078 631 72 88
Fax +65 6744 44 54
TANZANIA
UNIVERSAL REMOTE SITES SERVICES
Tel. +65 6463 90 52	SODEXHO
Fax +65 6465 74 89	Remote Sites
DAR ES SALAM
SLOVAKIA	Tel./Fax +255 222 775 142

SODEXHO	THAILAND
BRATISLAVA
Tel. +421 2547 91 392	SODEXHO
Fax +421 2547 91 394	BANGKOK
Tel. +66 2 714 2637
SLOVENIA	Fax +66 2 714 0788

SODEXHO	UNIVERSAL AMARIT CATERING COMPANY
LJUBLJANA	Remote Sites
Tel. +386 142 05 800	SONGKHLA
Fax +386 142 05 852	Tel. +66 2 381 12 04/10 20
Fax +66 2 381 12 09
SOUTH AFRICA
THE NETHERLANDS
SODEXHO
RIVONIA	SODEXHO
Tel. +27 11 803 66 00	ROTTERDAM
Fax +27 11 803 66 03	Tel. +31 10 288 42 88
Fax +31 10 288 42 22
SOUTH KOREA
UNIVERSAL SODEXHO
SODEXHO	Remote Sites
SEOUL	HOORN
Tel. +82 25 94 29 43	Tel. +31 229 232 344
Fax +82 25 94 29 44	Fax +31 229 238 808

TUNISIA	SODEXHO
Prestige
SODEXHO	ALPERTON
TUNIS	Tel. +44 20 8566 9222
Tel. +216 71 861 899	Fax +44 20 8991 9636
Fax +216 71 862 246
SODEXHO
SABA	Healthcare
Remote Sites	MANCHESTER
TUNIS	Tel. +44 16 1873 6800
Tel. +216 71 862 777	Fax +44 16 1873 6869
Fax +216 71 860 333
SODEXHO
TURKEY	Head Office
STEVENAGE
SODEXHO	Tel. +44 14 3834 1400
ISTANBUL	Fax +44 14 3834 1541
Tel. +90 216 474 97 40
Fax +90 216 474 97 38	CATAMARAN CRUISERS/
BATEAUX LONDON
UNITED ARAB EMIRATES	LONDON
Tel. +44 20 7839 3572
KELVIN CATERING SERVICES	Fax +44 20 7839 1034
Remote Sites
ABU DHABI	UNITED KINGDOM DETENTION SERVICES
Tel. +971 2 64 485 30	LONDON
Fax +971 2 64 475 74	Tel. +44 20 7725 7210
Fax +44 20 7725 7211
UNIVERSAL SODEXHO
Remote Sites	UNIVERSAL SODEXHO
SHARJAH	Remote Sites
Tel. +971 6 57 46 516	ABERDEEN, SCOTLAND
Fax +971 6575 0771	Tel. +44 12 2432 4388
Fax +44 12 2432 4425
UNITED KINGDOM
UNITED STATES
SODEXHO
LONDON	BATEAUX NEW YORK
Tel. +44 20 7815 0610	NEW YORK, NY
Fax +44 20 7832 7832	Tel. +1 212 352 9009
Fax +1 212 352 1367
SODEXHO
Defense	DOYON UNIVERSAL SERVICES
ALDERSHOT	Remote Sites
Tel. +44 12 5235 3100	ANCHORAGE, AK
Fax +44 12 5235 3101	Tel. +1 907 522 1300
Fax +1 907 522 3531
SODEXHO
Education	SODEXHO
SWINDON	Head Office
Tel. +44 17 9351 2112	GAITHERSBURG, MD
Fax +44 17 9361 5075	Tel. +1 301 987 4000
Fax +1 301 987 4439
SODEXHO
Business & Industry	SPIRIT CRUISES
WHYTELEAFE	NORFOLK, VA
Tel. +44 18 8362 1940	Tel. +1 757 627 2900
Fax +44 18 8362 1941	Fax +1 757 640 9315

UNIVERSAL SODEXHO
Remote Sites
HARAHAN, LA
Tel. +1 504 733 5761
Fax +1 504 731 1679

VENEZUELA

SODEXHO
CARACAS
Tel. +58 212 951 63 63
Fax +58 212 953 34 95

UNIVERSAL SODEXHO
Remote Sites
MARACAIBO
Tel. +58 261 786 22 55
Fax +58 261 787 62 01

SODEXHO PASS    Service Vouchers and Cards

ARGENTINA	BULGARIA

SODEXHO PASS	SODEXHO PASS
BUENOS AIRES	SOFIA
Tel. +5411 4345 6000	Tel. +359 2 9769 800
Fax +5411 4345 4220	Fax +359 2 9769 888

AUSTRIA	CHILE

SODEXHO PASS	SODEXHO PASS
VIENNA	SANTIAGO DE CHILE
Tel. +43 1 328 60 60-0	Tel. +56 2 6870 200
Fax +43 1 328 60 60 200	Fax +56 2 6870 205

BELGIUM	CHINA

SODEXHO PASS	SODEXHO PASS
BRUSSELS	SHANGHAI
Tel. +32 2 547 55 11	Tel. +86 21 62 09 60 01
Fax +32 2 547 55 01	Fax +86 21 62 09 60 02

BRAZIL	COLOMBIA

SODEXHO PASS	SODEXHO PASS
SAO PAULO	BOGOTÁ
Tel. +55 11 37 04 45 44	Tel. +57 1 31 20 084
Fax +55 11 30 78 49 53	Fax +57 1 31 23 098

CZECH REPUBLIC	MEXICO

SODEXHO PASS	SODEXHO PASS
PRAGUE	MEXICO
Tel. +420 2 33 11 34 11	Tel. +52 55 52 62 29 04
Fax +420 2 33 11 34 00	Fax +52 55 52 54 50 21

FRANCE	PANAMA

SODEXHO	SODEXHO PASS
SERVICE VOUCHERS AND CARDS	PANAMA
LA DEFENSE	Tel. +50 7210 0020
Tel. +33 1 41 25 26 27	Fax +50 7210 0021
Fax +33 1 41 25 26 92
PERU
SODEXHO PASS INTERNATIONAL
Headquarters	SODEXHO PASS
MONTIGNY-LE-BRETONNEUX	LIMA
Tel. +33 1 30 85 75 00	Tel. +511 221 78 13
Fax +33 1 30 85 50 51
POLAND
GERMANY
SODEXHO PASS
SODEXHO PASS	WARSAW
FRANKFURT	Tel. +48 22 535 12 21
Tel. +49 69 73 996-6000	Fax +48 22 535 12 19
Fax +49 69 73 996 6601
ROMANIA
HUNGARY
SODEXHO PASS
SODEXHO PASS	BUCAREST
BUDAPEST	Tel. +4021 204 46 46
Tel. +36 1 434 58 68	Fax +4021 208 91 00
Fax +36 1 434 58 00
SINGAPORE
INDIA
SODEXHO PASS
SODEXHO PASS	Tel. +65 62 24 74 76
MUMBAI	Fax +65 67 48 40 71
Tel. +91 222 685 5959
Fax +91 222 685 5973	SLOVAKIA

ITALY	SODEXHO PASS
BRATISLAVA
SODEXHO PASS	Tel. +421 2434 13 057
MILAN	Fax +421 2434 13 051
Tel. +39 02 38 05 74 00
Fax +39 02 38 00 30 44	SPAIN

LUXEMBURG	SODEXHO PASS
MADRID
SODEXHO PASS	Tel. +34 91 44 52 866
Tel. +352 46 16 16 65-1	Fax +34 91 59 41 758
Fax +352 46 16 66
THE PHILIPINES

SODEXHO PASS
MANILA
Tel. +632 687 5817
Fax +632 687 7967

TUNISIA SODEXHO PASS TUNIS BELVEDERE Tel. +216 71 844 538/845 755 Fax +216 71 849 793	UNITED KINGDOM SODEXHO PASS SURREY Tel. +44 12 76 68 70 00 Fax +44 12 76 68 70 95

TURKEY SODEXHO PASS ISTANBUL Tel. +90 212 216 91 70 Fax +90 212 216 95 15	VENEZUELA SODEXHO PASS CARACAS Tel. +58 212 206 55 11 Fax +58 212 206 54 34

SODEXHO ALLIANCE

     Head Office: Parc d'Activités du Pas-du-Lac
3, avenue Newton - 78180 Montigny-le-Bretonneux - France
Postal address: B.P. 100 - 78883 Saint-Quentin-en-Yvelines Cedex - France
Telephone: +33 1 30 85 75 00
Fax: +33 1 30 43 09 58

www.sodexho.com

[2004-2005]

FINANCIAL REPORT

Contents

Report of the Board of Directors to the Annual Shareholders’ Meeting of January 31, 2006 Consolidated Financial Statements Auditors’ Report on the Consolidated Financial Statements Supplemental Information on the Consolidated Financial Statements

Financial Ratios Exchange Rates Five-Year Financial Summary Investment Policy Employee Profit-Sharing Litigation

Employment and Environmental Information

Sodexho Alliance Individual Company Financial Statements

Auditors’ Report on the Individual Company Financial Statements

Supplemental Information on the Individual Company Financial Statements

Five-Year Financial Summary Appropriation of Earnings List of Investments

General Information about Sodexho Alliance and its Issued Capital

Resolutions for the Annual Shareholders' Meeting of January 31, 2006

Auditors’ special reports

Glossary

Responsibility for the Reference Document and the Audit of the Financial Statements

Cross-Reference Table

Report of the Board of Directors to the Annual Shareholders’ Meeting of January 31, 2006

1. Sodexho Group

Consolidated revenues for the year ended August 31, 2005 were €11.7 billion. Excluding the effects of acquisitions and disposals and exchange rates, organic growth was 4.3%.

At €530 million, EBITA was up by 3%, or by 5% at constant exchange rates.

These performances were in line with the targets established by the Board at the start of fiscal 2005.

Net income was €159 million and included a €38 million after-tax exceptional charge relating to the settlement of the class action litigation in the United States. Without this exceptional charge, net income would have been up by 8% (or 10% at constant exchange rates).

Once again, the Sodexho Group demonstrated its ability to generate cash. Changes in working capital from operating activities contributed €229 million to operating cash flow. Net debt fell by €344 million to €575 million, and represented only 27% of Group shareholders’ equity offering further confirmation of the strength of our financial model.

Fiscal 2005 highlights

  In accordance with the Board decision of September 14, 2004, Pierre Bellon resigned from his role as Chief Executive Officer on September 1, 2005, but remained as Chairman of the Board. On the same date, Jean-Michel Dhenain and Michel Landel resigned as Chief Operating Officers, and Michel Landel became the new Chief Executive Officer of Sodexho Alliance. The transition to Michel Landel proceeded smoothly, and was well received by the media.

  In April 2005 Sodexho, Inc. agreed to settle the U.S. class action lawsuit in order to avoid protracted legal proceedings and without admitting any liability. The Judge subsequently approved the settlement in August 2005. Under the terms of the settlement Sodexho, Inc. committed to make monetary payments to eligible class members and to the class’ attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. Exceptional items for fiscal 2005 include a charge of €62 million (€38 million after tax) relating to the settlement of this case, net of insurance and provisions recognized in prior periods.

1.1.  Financial highlights

Our 26,634 sites comprise:

-	14,954 corporate and public-sector sites (including Prestige and Defense sites, and prisons)
-	4,386 schools, colleges and universities
-	3,882 healthcare institutions
-	1,796 senior residences
-	1,616 remote sites

Sodexho has operations in 76 countries and employed 324,446 people as of August 31, 2005.

Trends in key consolidated figures (French GAAP)¹

€ million	Fiscal 2005	Fiscal 2004	Change at current exchange rates	Change at constant exchange rates

Revenues	11,672	11,494	1.5%	3.9%

EBITA	530	515	2.8%	5.0%

Net financial expense	(103)	(118)	12.8%

Exceptional items	(95)	(33)	n.m.	n.m.

Net income	159	183	-13.5%	-11.1%

Net income excluding	197	183	7.6%	9.9%
resolution of US litigation

Earnings per share ²	1.00	1.15	-13.5%

Earnings per share excluding	1.24	1.15	7.6%	9.9%
resolution of US litigation

Average number of shares (m)	159.0	159.0

¹ The transition from French GAAP to IFRS will be effective for fiscal 2006, which commenced on September 1, 2005.
² There are no dilutive items.

1.1.1    Revenues

Consolidated revenues amounted to €11.7 billion. The year-on-year change in revenues comprised:

- organic growth:	+4.3%
- acquisitions/disposals:	-0.4%
- effect of exchange rates:	-2.4%

Total:	+1.5%

Market conditions in fiscal 2005 presented a mixed picture. In North America, the outsourcing rate increased in the healthcare and education sectors, but some European countries experienced further economic decline. In the rest of the world, the economic environment was more favorable to Sodexho’s operations.

For the first time in three years, organic growth (4.3%) fully absorbed negative foreign exchange effects (2.4%) . Most of these effects were due to the 5.3% appreciation of the euro against the US dollar. However, unlike exporters, Sodexho is not exposed to operational risk from currency fluctuations, because our subsidiaries generate revenues and incur expenses in the same currency.

Multiservice activities continue to expand, with 21% of revenues for fiscal 2005 generated by services other than food.

1.1.2    EBITA

EBITA was 2.8% higher at €530 million. Excluding foreign exchange effects, EBITA rose by 5%, in line with the Group’s objective announced at the beginning of the fiscal year.

This improvement in EBITA was achieved despite substantial investment in sales and in the Clients for Life® client retention program. The main growth drivers were solid performances in Continental Europe and in the Service Vouchers and Cards activity. By contrast, there was a disappointing performance in North America, largely related to the US Marine Corps contract. The EBITA margin was 4.54%, compared with 4.48% in fiscal 2004.

1.1.3    Exceptional items

Sodexho reported net exceptional losses of €95 million, mainly comprising a €62 million charge related to the resolution of the litigation in the United States. Other exceptional charges included:

  €10 million for restructuring of UK operations, including the rationalisation of administrative offices and headcount reductions;
  €7 million related to stock option plans;
  €5 million to various provisions for litigation.
1.1.4    Net income

Group net income was €159 million. Excluding the settlement of the U.S. litigation, net income would have been €197 million, an increase of nearly 8% (or 10% at constant exchange rates).

1.2.  Revenues and EBITA by activity

Revenues by activity (€ million)	Fiscal 2005	Fiscal 2004	Change at current exchange rates	Change at constant exchange rates

Food and Management Services

North America	5,006	5,031	-0.5%	4.4%

Continental Europe	3,919	3,760	4.2%	4.2%

United Kingdom and Ireland	1,303	1,351	-3.6%	- 2.6%

Rest of the world	1,164	1,106	5.3%	6.5%

Total	11,392	11,248	1.3%	3.7%

Service Vouchers and Cards	280	246	13.5%	12.8%

Total	11,672	11,494	1.5%	3.9%

EBITA by activity (€ million)	Fiscal 2005	Fiscal 2004	Change at current exchange rates	Change at constant exchange rates

Food and Management Services
North America	222	239	-7.2%	-2.6%

Continental Europe	203	171	19.1%	19.0%

United Kingdom and Ireland	27	28	-4.8%	-4.0%

Rest of the world	37	37	-1.9%	-0.1%

Total	489	475	2.8%	5.3%

Service Vouchers and Cards	82	68	20.9%	20.5%

Corporate expenses	(41)	(28)	-46.0%	-46.1%

Total	530	515	2.8%	5.0%

In fiscal 2005, operations outside the euro zone accounted for 69.2% of revenues (including 42.3% in US dollars) and 54% of EBITA (including 31% in US dollars).

1.2.1. Food and Management Services

The Food and Management Services activity accounted for 98% of consolidated revenues and 86% of consolidated EBITA before corporate expenses. Revenues reached €11,392 million. Organic revenue growth in Food and Management Services was driven by a strong performance in Healthcare (up 6.2%), especially in North America. Revenues in the Education segment rose by 4.5% as a result of favorable conditions in the North American university market, while in Europe, the Group took a more selective approach to growth. The Business and Industry segment posted a 2.8% increase in revenues. In the rest of the world, growth was strong in Asia and Latin America, and in Remote Sites.

       Analysis by region

•          North America

Revenues in North America reached €5 billion, with organic growth of 4.4%.
Business and Industry revenues were slightly lower in fiscal 2005 than in the prior year, despite the development of new food service offerings at existing sites and new contracts. Lower patronage at military bases in the United States and protracted negotiations with the US Marine Corps also affected the fiscal 2005 performance. The robust organic growth of 7.3% achieved in the Healthcare segment reflected expanded service offerings to clients and end customers at our existing sites, and a highly effective sales effort. The Education segment, driven largely by the university market, also performed well, lifting revenues by 5.8%. New clients during fiscal 2005 included the New York City Health and Hospital Corporation, the Memorial Hermann System (Texas), Verizon Wireless, General Electric in a number of states, St. John’s University in New York, and the Philadelphia municipal school system.

EBITA was €222 million, while EBITA margin slipped to 4.4% from the prior-year figure of 4.8%. The first positive effects of the rollout of new tools for managing menu and staff costs were seen in the Education segment, and retail food service offerings helped margins in the Business and Industry segment. However, two items weighed on its performance: first, doubtful debt provisions constituted in the last months of the year against receivables in the Healthcare segment, and second, poor profit performance with the U.S. Marine Corps contract; as is common in federal contracts of this nature, certain modifications to the level and scope of services are taking time to review and discuss.

•          Continental Europe

In Continental Europe, revenues reached €3.9 billion, with organic growth of 4%. In the Business and Industry segment, revenue growth was driven by rapid advances in central Europe, Germany and Spain. Most of this improvement was due to new business, such as a multiservice contract for 63 Citibank sites in Hungary and contracts with Russian Aluminium in Russia and Torre Agbar in Spain. At the end of fiscal 2005, Sodexho provided catering for the World Youth Days in Germany. In other European countries, revenue growth was checked by a decline in the number of customers as some of our clients made headcount reductions. The Group accelerated its penetration of the Healthcare and Seniors segments, while retaining a targeted approach. Successful tenders included the Public Assistance hospitals in Paris, the Sagessa Group in Spain and the Ebel clinics in Germany.

In Education, the growth rate reflected a selective approach in the public sector. New clients included public schools in Milan (Italy), Linköping (Sweden) and Kecskemet (Hungary), as well as the universities of Liège and Turin. EBITA was up by 19% at €203 million, notably following productivity gains in most countries, especially France, both at the site level and in overheads. Approximately half of the increase in EBITA resulted from the reorganization of our meals delivery activity in the French Education segment, which weighed on EBITA in fiscal 2004.

EBITA margin increased sharply to 5.2%, compared with 4.5% in the prior year.

•          United Kingdom and Ireland

Revenues in the United Kingdom and Ireland amounted to €1.3 billion. At constant consolidation scope and exchange rates, revenues decreased by only 2.6%, much less than the decline recorded in fiscal 2004 and better than anticipated at the beginning of the year. There were three main reasons for this performance:

  Sodexho was able to expand its range of outsourced services in the Defense, Correctional Services and Healthcare segments, all of which have a high multiservice component.
  The client retention rate improved following the rollout of the Clients for Life® program.
  The latter part of fiscal 2005 saw a high level of hospitality events, especially the successful relocation of the Ascot race meeting to York.

New business won in fiscal 2005 included a Private Finance Initiative multiservice contract with the Royal Manchester Infirmary, a food service contract for the Foreign & Commonwealth Office and another for the Capio Group in Healthcare.

EBITA was €27 million and the EBITA margin was 2.1%. The measures initiated more than two years ago are continuing to bear fruit, with a turnaround in subsidiary profitability, as illustrated by a 0.6% improvement in gross margins during the fiscal year. This improvement in gross margins permitted a reinvestment in client retention initiatives, offer development and in more rigorous site management.

Philip Jansen became Chief Executive in October 2004, and is implementing an action plan with the following objectives:

  building the momentum of growth by generating extra revenues from existing sites and winning new clients, in both food and other services;
  reinforcing site management procedures;
  exercising effective cost control at all levels.

•          Rest of the World

In the rest of the world, revenues reached €1.2 billion, with organic growth of 10.4%. Excluding the effect of the Rugby World Cup in fiscal 2004, organic growth reached 15.6%. Sodexho posted double-digit growth in Latin America and Asia, and in Remote Sites. In Latin America, economic conditions were more favorable, and our motivated and highly-skilled team was able to expand the business significantly, with organic growth accelerating in both food and other services. Many of our successes were in the mining industry, including the Las Bambas copper mine for Xstrata in Peru and five mines for Companhia Vale do Rio Doce in Brazil. In mainland China, we continued to record strong growth across all segments. New contracts included Hitachi, Guangzhou Mak Diesel Engine, UPM Kymmene, Bridgestone and Lee Shau Kee Middle School. The Australian subsidiary reported significant advances both in multiservice, with clients such as Kagara Zinc, Masterfoods, Barrick Gold and Aker Kverner, and in the Seniors segment, as demonstrated by the recently-signed contract with Uniting Care. The Remote Sites activities achieved impressive growth, signing contracts with clients such as Noble (Gulf of Mexico), Shell (Sakhalin Islands), and Trinity International (North Sea), and also securing all of the contracts for seismic exploration activities in Saudi Arabia.

EBITA was €37 million, or an EBITA margin of 3.2%. An upturn in drilling activities favored the Remote Sites activity, which posted improved profits from the start-up of new multiservice contracts, a reorganization of North African operations and tight control of overheads. In Latin America, good growth and rigorous control over contractual terms led to an improvement in EBITA. However, the profitability of other activities in the Asia/Australasia region suffered from a lower level of major events at the Sydney stadium, and was also affected by ongoing investment in development and human resources in China and India.

1.2.2.    Service Vouchers and Cards

Sodexho Pass, which now has operations in 27 countries, posted revenues of €280 million. Organic growth was sharply higher at 13.2%, boosted by issue volume (face value of vouchers and cards multiplied by the number of vouchers and cards issued) of €5.3 billion, a rise of 8.9% at constant exchange rates and consolidation scope. This performance reflects commercial successes in Sodexho’s established services: Meal Pass, Food Pass and Gift Pass. In Latin America, Central Europe and Asia, Sodexho Pass demonstrated the benefits of its solutions as a staff motivation and retention tool to a number of new corporate clients in industries such as pharmaceuticals (Bristol-Myers Squibb, Abbot), beauty (Avon, L’Oréal), consumer goods (Procter & Gamble, Stanhome, Coca Cola) and mining (Mining Holding Kompania Waglowa). Growth was also enhanced by the rollout of new assistance services such as the Vacation Pass, Creche Pass and Culture Pass. Tetra Pak, the city of Shanghai, AGF, the Metropolitan Police Authority and Kraft Foods have all chosen Sodexho Pass as their partner. Philip Jansen and his team are all focused on their number one priority: bringing the EBITA margin back to levels achieved in the rest of the Group.

EBITA advanced by 20.9% to €82 million, reflecting not only revenue growth but also favorable trends in interest rates. EBITA margin was 29.4%, or approximately 1.5% of issue volume.

Corporate expenses

Corporate expenses amounted to €41 million. During fiscal 2005, in addition to making organizational changes, Sodexho invested in training initiatives, the Sodexho School of Management, client retention, and strengthening the procurement function. Also included in corporate expenses are the cost of the IFRS transition project and the “CLEAR” project to refine risk assessment and management.

Net financial expense

The Group reported net financial expense of €103 million, compared with €118 million for fiscal 2004, mainly due to lower interest charges as a result of debt reduction. Interest cover (the ratio of EBITA to net interest expense) improved sharply to 5.5x.

Income taxes

Income tax expense was €103 million, representing an effective tax rate of 31%. The reduced level of income tax expense was mainly due to favorable outcomes to a number of tax exposures and to the utilisation of prior period tax losses.

1.3.  Financial position at August 31, 2005

The table below shows the key items in the cash flow statement:

	Year ended August 31,
	2005	2004

	(€ million)
Cash provided by operating activities	426	451
Change in working capital from operating activities	229	163
Net cash flow from operating activities	655	614
Acquisitions of fixed assets, net of disposals	(186)	(163)
Financial investments, net of disposals	(17)	(82)
Net cash used in investing activities	(203)	(245)
Net cash used in financing activities	(332)	(401)

Net cash flows	120	(32)

Cash provided by operating activities (including dividends received from equity method investees) was down 5% at €426 million. Changes in working capital from operating activities generated cash of €229 million. In addition to the effect of revenue growth, this reflected a one-day improvement in average days sales outstanding for clients in Food and Management Services and a sharp increase in issue volume for Service Vouchers and Cards during the final months of fiscal 2005. As a result, net cash flow from operations was up 7% at €655 million, confirming the excellent cash-generating ability of the Group’s financial model. However, cash payments in connection with the settlement of the U.S. litigation are expected to impact cash flow in the second half of fiscal 2006.

At €186 million, acquisitions of fixed assets (net of disposals) represented 1.6% of revenues.

Net cash used in financing activities amounted to €332 million, comprising a dividend payout of €116 million and debt reduction of €216 million.

Net debt was reduced overall by €344 million, including €36 million resulting from the effect of closing date exchange rates. Net debt as of August 31, 2005 declined to €575 million, representing only 27% of shareholders’ equity.

As of August 31, 2005, borrowings totaled €1,940 million, and mainly included two bond issues (€1,332 million) and a US dollar bank credit facility of $541 million. The balance comprised various bank credit facilities and capital leases.

On April 29, 2005, Sodexho entered into a new syndicated multi-currency credit facility agreement maturing in 2010 on favorable terms, with maximum amounts of €460 million and $700 million.

At the end of fiscal 2005, 71% of borrowings were at fixed rates, and the average interest rate was 5.3%. Unused credit facilities amounted to €475 million. Off balance sheet commitments as of August 31, 2005 (see note 4.23.1 to the consolidated financial statements) totaled €210 million, equivalent to 9.7% of shareholders’ equity.

1.4.  Subsequent events

No significant events have occurred subsequent to August 31, 2005.

1.5.  Principal accounting policies

The consolidated financial statements are prepared in accordance with regulation no. 99-02 issued by the Comité de la Réglementation Comptable (CRC).

The valuation and presentation rules used are the same as those used in the previous period, except for the change in the method of accounting for retirement and similar benefits.

The principal accounting policies are summarized below:

Revenue recognition

Food and Management Services revenues are recognized in the period in which services are provided in accordance with the contractual terms.

Service Vouchers and Cards revenues include commissions received from clients, commissions received from affiliates, and investment income earned on the cash generated by the activity.

Foreign currency translation

The balance sheets of foreign companies are translated using the closing exchange rate as of August 31, 2005.

The income statements and cash flow statements of foreign companies are translated using the average exchange rate for the year, calculated using monthly averages, which are based on the current and previous month-end rates. The rates used are those quoted on the Paris Bourse or on other major international financial markets.

Differences between the translation of the income statements at average and closing rates, as well as the difference arising from the translation of the opening balance sheets at current and prior year closing rates are recorded in shareholders’ equity.

Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement. Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement in “Financial expense, net.”

For countries considered hyperinflationary, the difference between the translation of the income statement at average rate and closing rates is recorded in the income statement in “Financial expense, net.” As of August 31, 2005, no country in which Sodexho has operations fulfilled the conditions for treatment as hyperinflationary.

Valuation of assets and liabilities of acquired companies

The assets and liabilities of acquired companies initially consolidated on or after September 1, 2000 were measured at fair value.

The first-time consolidation at fair value of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services led to the recognition as intangible assets of the significant market shares represented by the contract portfolios of each company in its main geographical markets (United States, France, United Kingdom, Ireland, Netherlands, Australia and Sweden).

No deferred tax was recognized on the fair value attributed to market shares.

Goodwill represents the excess of the acquisition cost of an acquired entity over the Group’s interest in the fair value of the assets and liabilities acquired, as of the date of first-time consolidation. Because of the long-term sustainability of the markets in which Group companies operate, goodwill is in almost all cases amortized over a period of thirty years (calculated on a pro rata basis in the year of acquisition).

The fair value of market shares was measured by applying multiples to revenues and EBITA as generated by the acquired companies in their principal markets, and is reviewed for impairment at each balance sheet date.

Market shares are not amortized in the consolidated financial statements. A provision for impairment is recognized in the event of material loss in value over more than two successive fiscal years, calculated by comparing actual data with the amounts used in the original valuation.

As in the case of goodwill, the carrying amount of market shares is compared with their value in use, calculated on the basis of discounted future cash flows using the method described below.

As of August 31, 2005, the Group performed the impairment tests stipulated in CRC regulation no. 2002-10 of December 12, 2002, which defines the recoverable amount of an asset as the higher of market value or value in use.

- Market value was recomputed on the basis of the same criteria as were used at the time of the original acquisition, primarily revenues and EBITA, to which were applied multiples derived from recent transactions.

- Value in use was determined on the basis of after-tax cash flows derived from extrapolations of 3-year business plans prepared by management. The growth rate applied after the initial 3-year period was the growth rate specific to the sector of activity and geographic region. The resulting cash flows were discounted using the average cost of capital.

- The recoverable amount determined using this method is then compared with the aggregate of all intangible assets and other fixed assets used in operations, plus working capital.

Retirement and other long-term employee benefits

Effective September 1, 2004, all retirement and other long-term employee benefits are recognized in the consolidated financial statements.

The first-time adoption of CNC recommendation 2003-R01 reduced consolidated shareholders’ equity by €104 million. Tax and employee-related liabilities were increased by €147 million, and deferred tax assets by €43 million.

Sodexho has adopted the projected unit credit method as the actuarial method for measuring its retirement benefit obligations.

Factors used in calculating the obligation include length of service, life expectancy, salary inflation and staff turnover as well as economic assumptions such as general inflation, the rate of return on assets, and the discount rate.

Cumulative actuarial gains and losses representing more than 10% of the greater of (i) the gross amount of the obligation or (ii) the fair value of plan assets are amortized over the average residual working life of active employees (the “corridor” method).

The expense recognized in the income statement mainly comprises:

-	rights vesting during the period;

-	movements arising from the discounting of vested rights;

-	the actual return on externally-held plan assets;

-	the impact of plan amendments in prior periods or new plans;

-	the amortization of actuarial gains and losses.

The liability recognized in the balance sheet represents the obligation net of externally-held plan assets and of items (primarily actuarial gains and losses) that are amortizable and consequently are not recognized.

The Group’s principal retirement and employee benefit plans are described below:

-	In France, the obligation represents lump-sum benefits that are payable on retirement if the employee is still with the company at retirement age, and long-service awards. This obligation is primarily covered by specific provisions recognized in the balance sheet.
-	The Sodexho Group also contributes to multi-employer plans, in particular in Sweden and the United States. These plans are accounted for as defined-contribution plans, because the information provided by the plan managers is insufficient for them to be classified as defined-benefit plans.
-	In the United Kingdom, Sodexho’s obligation relates to a complementary retirement plan, partially funded by externally-held assets, and calculated on the basis of:
final salary, in the case of managerial grade staff allocated to the private sector;
benefits comparable to those offered in the public sector, in the case of managerial grade staff allocated to the public sector.

Sodexho decided to close the United Kingdom plan to new employees effective July 1, 2003, and increase contributions to the fund so that the obligation will be fully funded by the end of an 8-year period.

-	In continental Europe other than France, the main defined-benefits plans are as follows:

In Italy, there is a legal obligation to pay a lump-sum retirement benefit (“TFR”). At each fiscal year-end, rights fully vested in employees are valued and discounted as specified by law, and recognized in full as a liability.

In the Netherlands, certain employees are entitled to complementary retirement or early retirement benefits.

Stock options

Sodexho Alliance shares acquired in connection with stock purchase options granted to Group employees are recorded in “Marketable securities”. A provision for impairment is recognized if, as of the balance sheet date, the unit cost of treasury shares held in connection with stock option plans exceeds the exercise price.

If the number of treasury shares held is less than the number of exercisable options, a liability is recognized equal to the difference between the listed market price of the shares as of August 31 and the exercise price, multiplied by the number of shares still to be acquired.

2. Parent Company

2.1. Employment and Environmental Information

These disclosures relate to the employment and environmental impact of the activities of Sodexho Alliance SA in France (including French overseas departments and territories), and are presented to comply with article L 225-102-1 of the French Commercial Code.

Local data for Group companies as a whole are provided in pages 21 an following of the Reference Document.

2.1.1.    Employment data

As of August 31, 2005, Sodexho Alliance employed 173 people in the following categories:

	Managers	Supervisors	Other staff	Total

Male	44	2	6	52

Female	52	33	36	121

Total	96	35	42	173

Each of these categories corresponds to different functions within the company.

70% of Sodexho Alliance employees are female. 23% of the workforce are aged under 30, 36% are aged between 30 and 40, and 20% are aged over 50.

During fiscal 2005:

  One individual was promoted from supervisory to managerial grade, and two individuals were promoted to supervisory grade.
  A total of 26 individuals were hired on permanent contracts, with 21 being hired directly and five converted from fixed-term contracts.
  Approximately 6% of Sodexho Alliance employees were on fixed-term contracts, and agency staff accounted for 1.25% of hours worked. Fixed-term contracts and agency staff were mainly used in response to temporary peaks in demand for the company’s services.

Sodexho Alliance terminated the contracts of 4 employees during fiscal 2005. None of these were for economic reasons.

In terms of working time within France (including overseas departments and territories), managerial employees worked 216 days per year, and supervisory and front-line staff worked a 35-hour week. 21 employees worked part-time (7 managerial, 2 supervisory and 12 front-line).
In all, 2,208 overtime hours were worked in fiscal 2005, representing under 1% of total hours worked.

The absenteeism rate in fiscal 2005 was 5.84%.

The Health, Safety and Working Conditions Committee met four times, and recorded just one work-related accident which resulted in a two-day absence from work. The frequency rate* was 3.48 and the severity rating* was 0.01. The number of absentee days was as follows:

(in days)	Managers	Supervisors	Other staff	Total

Work-related and travel-to-work accidents	0	2	0	2

Sick leave	367	468	388	1,223

Maternity leave	379	146	239	764

Other reasons (unpaid leave, authorized leave, etc)	206	16	280	502

Total	952	632	907	2,491

Average annual gross salaries were as follows:

(in euros)	Managers	Supervisors	Other staff

Male	80,251	45,668	26,034

Female	63,501	30,376	25,497

Sodexho Alliance’s activities did not generate any statutory employee-profit sharing entitlement during fiscal 2005.

The company invested 3.4%1 of total payroll in training, split as follows:

	Managers	Supervisors	Other staff	Total

Number of days’ training	173	97	30	300

Number of people trained	45	27	20	92

Male (%)	40	7	10	24

Female (%)	60	93	90	76

Sodexho Alliance spent €14,930 on efforts to employ disabled people, and employs one disabled person.

The company also paid €61,130 to the Works Council to support its welfare activities.

2.1.2.    Environmental information

Total energy consumption during fiscal 2005 was 1,783,621 kWh, representing the energy needs of the corporate headquarters.

Water consumption during calendar 2004 was 894m3. All water consumed is obtained from the public water supply.

* See Glossary for definition.

1 2004 Annual Training Declaration.

2.2. Accounting policies

The individual company financial statements have been prepared in accordance with the Plan Comptable Général of 1999 and in accordance with regulation no. 99-03 issued by the Comité de la Réglementation Comptable (CRC).

The valuation and presentation rules used are the same as those used in the previous period, except for the application of position statement no. 2005-G issued on October 12, 2005 by the Urgent Issues Committee of the Conseil National de la Comptabilité (CNC) on the conditions under which a provision may be recognized in the books of a parent company covered by a group tax election. Sodexho Alliance has opted for the following accounting treatment:

-	A provision for tax charges has been recognized as an exceptional item in the financial statements of Sodexho Alliance to cover tax losses incurred by subsidiaries used for offset in the group tax election which will probably be reclaimed by the subsidiary. All tax losses incurred by operating subsidiaries are regarded as probably reclaimable, given that such losses will be used for offset by the subsidiary once it returns to profit. Tax losses incurred by investment holding companies (which are structurally loss-making) or subsidiaries that cannot reclaim tax losses due to legal restructuring (merger or liquidation) are not covered by a provision, but are disclosed in the notes to the individual company financial statements.

-	Position statement no. 2005-G requires this new accounting treatment to be treated as a change in accounting method, with the effect recorded in shareholders’ equity in the opening balance sheet. Only movements during the period (tax losses incurred by subsidiaries in the period and tax losses reclaimed by profit-making subsidiaries) are recognized in the income statement.

2.3. Capital

At August 31, 2005, Sodexho Alliance had issued capital of €636,105,652, divided into 159,026,413 shares with a par value of €4. There were no changes in issued capital between August 31, 2004 and August 31, 2005.

2.3.1    Stock options granted to Group executives

At August 31, 2005, there were no stock subscription options still exercisable.

At the same date, 5,996,468 stock purchase options, representing an aggregate amount of €178,616,104.13, were exercisable.

The Board of Directors is seeking authorization for a period of thirty eight months from the Annual Shareholders’ Meeting to grant options to subscribe for new Sodexho Alliance shares (which would be issued by way of a capital increase) or options to purchase existing Sodexho Alliance shares (which would have been previously purchased by the company itself in accordance with French law). The Board would be authorized to grant such options to salaried employees and corporate officers (as defined by French law) of Sodexho Alliance or of related companies of Sodexho Alliance registered in France or abroad.

The total number of shares that could be subscribed or purchased by exercise of the options granted under this authorization would be capped at 10% of the issued capital.

2.3.2    Share ownership

At August 31, 2005, Bellon SA owned 36.83% of the issued capital of Sodexho Alliance and Sofinsod, a 100%-owned subsidiary of Sodexho Alliance, held a direct interest of 18.5% in Bellon SA.

At August 31, 2005, the following companies had disclosed their shareholdings to Sodexho Alliance:

-	Caisse des Dépôts et Consignations: 4.20% of the capital and 5.50% of the voting rights.
-	Arnhold and S. Bleichroeder Advisers, acting on behalf of its managed funds (including First Eagle Funds, Inc): 10.35% of the capital and 9.36% of the voting rights.

As of August 31, 2005, 1.50% of the capital was owned by the employees.

As of August 31, 2005, Sodexho Awards, a company 100% owned by Sodexho Alliance, held 772,635 Sodexho Alliance shares representing 0.49% of the capital to cover stock options granted to employees of Sodexho, Inc. under the assumed SMS Plans.

2.3.3    Share buybacks and disposals

•	During fiscal 2005, Sodexho Alliance repurchased a total of 1,083,871 of its own shares at an average price of €24.69 representing 0.66% of the capital. These repurchases were carried out in accordance with the following:
	-	Under the share repurchase program approved at the Annual Shareholders’ Meeting of February 3, 2004, and in accordance with the information notice issued on January 14, 2004 and approved by the Autorité des Marches Financiers under no. 04-025, the company repurchased 106,522 of its own shares at an average price of €20.47 between October 6, 2004 and October 13, 2004.

	-	Under the share repurchase program approved at the Annual Shareholders’ Meeting of February 8, 2005, and in accordance with the information notice issued on February 22, 2005 and approved by the Autorité des Marches Financiers under no. 05-109, the company repurchased 977,349 of its own shares at an average price of €25.15 between March 2, 2005 and June 20, 2005.

•	During fiscal 2005, Sodexho Alliance sold 171,946 treasury shares on the exercise of stock purchase options by Group employees. Of these, 163,821 were sold in the form of ADRs (American Depositary Receipts) to Group employees in the United States.

•	The Board of Directors is seeking authorization from the Annual Shareholders’ Meeting to arrange for the repurchase of Sodexho Alliance shares on the stock market on the following terms:

Maximum purchase price:	€45
Maximum number of shares:	10% of the issued capital

during an 18-month period, subject to any limits set by the relevant laws and regulations.

Shares may be repurchased for the following purposes:

1)	Market-making under a liquidity contract drawn up in accordance with the AFEI Code of Conduct as recognized by the Autorité des Marchés Financiers.
2)	Allotment of shares to Group employees in connection with the French statutory profit- sharing regime or stock option plans, or via an employee stock ownership plan.
3)	Performance-based allotment of consideration-free shares to some or all salaried employees as permitted under articles L 225-197-1 et seq of the French Commercial Code.
4)	Retention and subsequent use in connection with mergers and acquisitions.
5)	Cancellation by means of a reduction in issued capital.

•	The Board is also seeking authorization from the Annual Shareholders’ Meeting, for an 18- month period, to cancel Sodexho Alliance shares acquired under the share repurchase program by reducing the issued capital.

2.3.4. Acquisitions of equity interests

Sodexho Alliance did not acquire any significant new equity interests during fiscal 2005.

2.3.5.    Dividends

The total number of shares entitled to a dividend at August 31, 2005 was 159,026,413.

Following the finalizing of the consolidated financial statements showing a rise of more than 7% in net income (before resolution of the U.S. litigation), and given the quality of Sodexho’s financial model which generated cash, the Board of Directors is proposing a dividend of €0.75 per share, for dividend growth of over 7%. The total dividend payout to shareholders would be €119,269,810.

Subject to approval of this proposal by the Annual Shareholders' Meeting of January 31, 2006, the dividend will become payable as of March 7, 2006.

As required by article L 223-16 of the French Commercial Code, the table below shows dividends paid in respect of each of the last four fiscal years, and the proposed dividend for fiscal 2005.

	(1)Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Number of shares
entitled to dividend	159,026,413	159,026,413	159,021,565	159,021,416	158,945,502

Net dividend (€)	0.75	0.70	0.61	0.61	0.56

Tax credit (€)	- (2)	-(2)	0.305	0.305	0.28

Gross dividend (€)	0.75	0.70	0.915	0.915	0.84

Share price on the last
trading day of the
November following	34.37	21.58	24.04	26.00	45.70
the fiscal year-end (€)

(1)	Proposed dividend submitted for approval by the Annual Shareholders' Meeting of January 31, 2006.
(2)	Under article 93 of Law no. 2003-1311, dividends distributed on or after January 1, 2005 are no longer entitled to tax credits.

2.4.  Sodexho Alliance SA results

Net income for the year ended August 31, 2005 was €77,098,733.34.

Appropriation of net income

We propose appropriating net income for the year of	€77,098,733.34

plus retained earnings as shown in the closing
balance sheet at August 31, 2005 of	€655,360,021.74

making a total of	€732,458,755.08

as follows:

* net dividend	€119,269,809.75
(to the 159,026,413 shares in issue, equivalent to €0.75 per share)

* retained earnings	€613,188,945.33

To comply with the tax requirement arising from the Amending Finance Act no. 2004-1485 of December 30, 2004, the Board is seeking the approval of the Annual Shareholders' Meeting to transfer the balance on the “Special long-term capital gains reserve” account, amounting to €29,404,174.79, to the “Other reserves” account, and to offset against the latter account the one-off 2.5% tax arising under said Act. This transfer will enable the amount formerly held in the “Special long-term capital gains reserve” to be distributable tax-free, subject to payment of the one-off 2.5% tax.

2.5.  Re-election of Directors

The terms of office of Bernard Bellon and Charles Milhaud as Directors expire at the Annual Shareholders' Meeting of January 31, 2006.

The Board is proposing that the Annual Shareholders' Meeting, in accordance with the recommendations of the Nominating Committee, re-elect Bernard Bellon and Charles Milhaud to serve as Directors for a term of three fiscal years expiring at the end of the Annual Shareholders' Meeting held to adopt the financial statements for the year ending August 31, 2008.

2.6.  Renewal of authorization to increase the permanent capital

The Board is requesting the Annual Shareholders' Meeting to renew the authorizations granted on February 3, 2004 to increase the permanent capital of Sodexho Alliance. These new authorizations have not been used during the last two fiscal years. They would enable the Board of Directors to decide to increase the issued capital on one or more occasions by issuing shares, warrants and/or securities giving immediate or future access to Sodexho Alliance shares, or by the conversion of earnings, additional paid in capital, reserves or other items into issued capital. Such issues could be made with or without preemptive rights and, in the latter case, with priority subscription rights, and would be subject to the following limits:

  the maximum aggregate par value of shares thereby issued would be €63 million;
  the maximum aggregate nominal value of debt securities issued would be €540 million.

In the event of conversion of earnings, additional paid in capital, reserves or other items into issued capital, the maximum aggregate par value of the resulting share issue would be in addition to the €63 million limit mentioned above.

If pre-emptive rights are cancelled, the subscription price for shares or share equivalents shall be at least equal to the weighted average quoted price of the Company’s shares for the three trading days immediately prior to the date on which the price is set, less a discretionary discount of no more than five percent.

This delegation of authority to the Board for a period of twenty six months would enable the Board to act in the best interests of Sodexho Alliance by determining, at the appropriate time, the most suitable means of increasing the company’s permanent capital in the light of opportunities available in the financial markets.

The Annual Shareholders' Meeting is also being requested, in the light of the reforms to French securities law, to delegate for a period of twenty six months to the Board of Directors authority to decide to increase the issued capital by up to 10% in the event of a public exchange offer or asset-for-share exchange involving equity instruments or other securities giving access to the capital.

Any such issues will take place in the future, and conditions in the domestic and international financial markets are liable to change. Consequently, it is not possible at present to give precise figures concerning the potential dilution of the interests of each shareholder in the capital.

The nature of the securities issued as a result of the authorization mentioned above, as well as the terms and conditions upon which these securities can be converted to the Company’s shares, will be defined as of the date the decision is taken to issue such securities, and pursuant to Article 155-2 of the Order dated March 23, 1967 and such terms and conditions will be included in a supplementary report to shareholders. This supplementary report will be available within fifteen days following the decision of the Board of Directors and submitted to the next shareholders’ general meeting. The Auditors Report related to this issuance will be submitted at the time of the Board of Directors’ meeting.

Finally, because of the proposed issues described above, Sodexho Alliance is subject to a legal obligation (under Law 2001-152 of February 19, 2001 on employee stock ownership plans) to request the Annual Shareholders' Meeting to approve the principle of carrying out one or more share issues reserved for employees who are members of a corporate or voluntary employee stock ownership plan, and to authorize the Board to carry out such issues as necessary for a period of eighteen months and up to a maximum of 10% of the capital increases carried out under the delegations described above. The subscription price for such shares shall be set by the Board of Directors subject to said subscription price being (a) no more than the average of the quoted share prices for the twenty trading days preceding the date of the decision to set the opening date of the subscription period; and (b) no more than 20% less than said average, or 30% if the lock-up period specified in the plan under Article L 443-6 of the Labor Code is at least ten years.

3. Outlook

Michel Landel, Chief Executive Officer, outlined at a presentation to the Board meeting of November 15, 2005 prospects for fiscal 2006 and development over the medium term.

He also reiterated the Group’s strategic priorities and key plans for progress:

-	Adhering to and promoting Group values:
	o	Sodexho is at the service of its clients, its employees and its shareholders.
	o	Its mission is to improve the quality of daily life.
	o	The Group’s core values are service spirit, team spirit, spirit of progress.
	o	Contributing to economic and social development in every country where it operates.

-	Accelerating profitable growth by:
	o	Rolling out the ambitious Clients for Life® client retention program.
	o	Increasing sales at existing sites by developing innovative offerings.
	o	Building the multiservice offering.
	o	Winning new clients.

-	Investing in its human capital, in particular by:
	o	Enhancing executive management succession and career planning.
	o	Launching new senior executive training programs.

-	Improving its competitiveness and operating margins, focusing on investment in:
	o	Procurement.
	o	Site productivity.
	o	Organizational efficiencies.

-	Managing risk through reinforced controls and group-wide adoption of best practices.

Michel Landel then updated the Board on the impact of Hurricane Katrina and Hurricane Rita which affected Sodexho’s operations in the southern United States early in fiscal 2006. The Group’s very strong regional presence meant that Sodexho teams were among the first on the scene with aid. At present, around ten hospitals and universities are still closed, and it is not yet known when they will reopen.

Michel Landel also informed the Board of:

-	Progress on negotiations with the US Marine Corps.
-	The first encouraging signs of a recovery in profitability and growth in the UK subsidiary.
-	Robust recent performance from our sales teams in continental Europe, despite tough economic conditions.
-	Double-digit growth in Service Vouchers and Cards, Food and Management Services in Latin America, and Remote Sites.

He also reminded the Board of the transition to IFRS, which will be effective for fiscal 2006.

Based on this information, the Board of Directors approved the objectives for fiscal 2006 (excluding the effect of exchange rates and using comparable accounting standards):

-	Revenue growth in the range of 4.5%-5%.
-	Operating profit growth in the range of 5%-6%.

The Board of Directors also noted the steady improvement in Sodexho’s financial ratios, with net debt now representing no more than 4.6 years of cash flow and interest cover at 5.5.

Sodexho’s Board of Directors and senior management have every confidence in the Group’s future, building on its many strengths:

-	strong values;
-	unparalleled worldwide network;
-	considerable market expansion potential;
-	leading positions globally in the market segments offering the greatest development potential: healthcare and education;
-	a loyal client base;
-	excellent financial model;
-	skilled, highly-motivated workforce;
-	a stable shareholder structure.

The Board of Directors would like to take this opportunity to thank our clients for their loyalty, our 324,000 staff for their professionalism and dedication on a daily basis, and our shareholders for their continuing support.

The Board of Directors

Consolidated Financial Statements Sodexho Group August 31, 2005

1.	Consolidated income statement

(€ million)	Note	Fiscal 2005	% of revenues	Change	Fiscal 2004	Fiscal 2003

Revenues	2.2 and 3	11,672	100%	1.5%	11,494	11,687

Other income		48			40	37

Purchases		(3,983)	(34.1%)		(3,942)	(3,955)

Employee costs		(5,395)	(46.2%)		(5,277)	(5,519)

Other external charges		(1,535)	(13.2%)		(1,505)	(1,482)

Taxes other than income taxes		(93)	(0.8%)		(82)	(79)

Depreciation and changes in provisions		(184)	(1.6%)		(213)	(175)

EARNINGS BEFORE INTEREST,
EXCEPTIONAL ITEMS, INCOME TAXES,
INCOME FROM EQUITY METHOD INVESTEES,	3	530	4.5%	2.8%	515	514
GOODWILL AMORTIZATION AND MINORITY
INTERESTS (EBITA)

Financial expense, net	4.2	(103)	(0.9%)	(12.8%)	(118)	(152)

INCOME BEFORE EXCEPTIONAL ITEMS,
INCOME TAXES, INCOME FROM EQUITY
METHOD INVESTEES, GOODWILL	4.3	427	3.7%	7.4%	397	362
AMORTIZATION AND MINORITY INTERESTS

Exceptional income/(expense), net	2.5 and 4.3	(95)	(0.8%)		(33)	1

Income taxes	4.4	(103)	(0.9%)		(109)	(134)

NET INCOME BEFORE INCOME FROM
EQUITY METHOD INVESTEES, GOODWILL		229	2.0%	(10.4%)	255	229
AMORTIZATION AND MINORITY INTERESTS

Net income/(loss) from equity method		-			1	4
investees

Goodwill amortization	4.5	(60)	(0.5%)	1.8%	(59)	(62)

NET INCOME BEFORE MINORITY INTERESTS		169	1.4%	(14.7%)	197	171

Minority interests		10			14	9

GROUP NET INCOME		159	1.4%	(13.5%)	183	162

EARNINGS PER SHARE (in euros)	2.6	1.00		(13.5%)	1.15	1.02

DILUTED EARNINGS PER SHARE (in euros)	2.6	1.00		(13.5%)	1.15	1.00

2.	Consolidated balance sheet

ASSETS (€ million)	Note	August 31, 2005	August 31, 2004	August 31, 2003

FIXED AND INTANGIBLE ASSETS, NET

	2.8 and
Goodwill	4.5	1,338	1,394	1,492

	2.8, 2.9
Intangible assets	and 4.6	2,476	2,519	2,686

	2.9 and
Property, plant and equipment	4.7	365	362	379

Financial investments	4.8	77	66	64

Equity method investees	4.9	25	14	19

• Total fixed & intangible assets, net		4,281	4,355	4,640

CURRENT AND OTHER ASSETS

Inventories	4.10	177	163	170

Accounts receivable, net	4.11	1,508	1,368	1,383

Prepaid expenses, other receivables and other assets	4.11	627	552	637

Marketable securities	4.13	647	536	542

Restricted cash	4.14	206	168	166

Cash	4.15	513	505	570

• Total current and other assets		3,678	3,292	3,468

TOTAL ASSETS		7,959	7,647	8,108

LIABILITIES AND EQUITY (€ million)

GROUP SHAREHOLDERS’ EQUITY

Common stock		636	636	636

Additional paid in capital		1,186	1,186	1,186

Consolidated reserves		314	370	427

• Total Group shareholders’ equity	4.16	2,136	2,192	2,249

MINORITY INTERESTS	4.17	20	25	66

PROVISIONS FOR CONTINGENCIES AND LOSSES	4.18	172	93	89

LIABILITIES

	4.19 and
Borrowings	4.20	1,940	2,128	2,488

Accounts payable		1,120	1,035	1,128

	2.13 and
Vouchers payable	4.14	1,000	843	794

Other liabilities	4.21	1,571	1,331	1,294

• Total liabilities		5,631	5,337	5,704

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,959	7,647	8,108

3.	Consolidated statement of cash flows

(€ million)	Note	Fiscal 2005	Fiscal 2004	Fiscal 2003

OPERATING ACTIVITIES

Net income before income from equity method investees and minority interests		169	197	167

• Elimination of non-cash and non-operating items

Depreciation and amortization and changes in provisions		307	263	215

Movement in deferred taxes		(52)	(14)	(9)

Net (gain)/loss on disposals and other items, net of tax		2	1	14

• Cash provided by operating activities		426	447	387

Dividends received from equity method investees		0	4	3

Change in working capital from operating activities	4.22.1	229	163	100

• Net cash flow from operating activities		655	614	490

INVESTING ACTIVITIES

Acquisitions of fixed assets	4.22.3	(205)	(181)	(241)

Disposals of fixed assets		15	19	15

Acquisitions/(disposals) of consolidated entities	4.22.3	(7)	(74)	(33)

Change in working capital from investing activities	4.22.1	(6)	(9)	(19)

• Net cash used in investing activities		(203)	(245)	(278)

FINANCING ACTIVITIES

Dividends paid to parent company shareholders	4.16	(108)	(95)	(94)

Dividends paid to minority shareholders of consolidated entities	4.17	(8)	(8)	(11)

Increase in shareholders’ equity		0	1	0

Proceeds from borrowings	4.22.2	477	271	104

Repayment of borrowings	4.22.2	(656)	(541)	(178)

Change in working capital from financing activities	4.22.1	(37)	(29)	(23)

• Net cash used in financing activities		(332)	(401)	(202)

INCREASE/(DECREASE) IN CASH AND EQUIVALENTS*		120	(32)	10

Cash and equivalents at beginning of period		1,209	1,278	1,307

Add: provisions as of beginning of period		12	8	23

Cash and equivalents at end of period	4.15	1,365	1,209	1,278

Add: provisions as of end of period		3	12	8

Net effect of exchange rates on cash		(27)	33	54

INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		120	(32)	10

* Cash, restricted cash & marketable securities

Notes to the Consolidated Financial Statements

1.	Significant events

2.	Significant Accounting Policies, Valuation and Consolidation Methods, and Financial Statement Comparability

2.1.	Fiscal year
2.2.	Revenue recognition
2.3.	Retirement benefits
2.4.	Stock options
2.5.	Exceptional items
2.6.	Earnings per share
2.7.	Foreign currency translation
2.8.	Valuation of assets and liabilities of acquired companies
2.9.	Other fixed assets
2.10.	Investments in non-consolidated companies
2.11.	Accounts receivable
2.12.	Deferred taxes
2.13.	Vouchers payable
2.14.	Financial instruments
2.15.	Debt issuance costs
2.16.	Provisions for contingencies and losses

3.	Segmental Analysis

4.	Analysis of the Income Statement, Balance Sheet and Cash Flow Statement

4.1.	EBITA: depreciation and changes in provisions
4.2.	Financial expense, net
4.3.	Exceptional items
4.4.	Income taxes
4.5.	Goodwill
4.6.	Intangible assets
4.7.	Property, plant and equipment
4.8.	Financial investments
4.9.	Equity method investees
4.10.	Inventories
4.11.	Prepaid expenses, other receivables and other assets
4.12.	Deferred taxes
4.13.	Marketable securities
4.14.	Restricted cash
4.15.	Cash
4.16.	Shareholders’ equity
4.17.	Minority interests
4.18.	Provisions for contingencies and losses
4.19.	Borrowings
4.20.	Financial instruments
4.21.	Other liabilities
4.22.	Cash flow statement – additional information
4.23.	Financial commitments
4.24.	Other information
4.25.	Subsequent events
4.26.	Group employees

5.	Scope of consolidation

1.	Significant events

McReynolds vs. Sodexho, Inc. litigation

On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., later known as Sodexho Marriott Services, Inc. and now known as Sodexho, Inc., filed a lawsuit alleging that they and other African-Americans were discriminated against in promotions on the basis of their race.On June 25, 2002, the district court certified the case as a class action for purposes of determining liability.On April 27, 2005, Sodexho, Inc. agreed to settle the lawsuit in order to avoid protracted legal proceedings, but without admitting liability.The Judge subsequently approved the settlement on August 10, 2005.

Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class’ attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. The Group anticipates that these payments will be made during the second half of fiscal 2006. A supplementary exceptional provision of $78 million (€61 million) has been recognized in the financial statements for fiscal 2005, to cover settlement payments and defense costs net of insurance. This settlement had a net negative impact of €38 million on the consolidated income statement for the year ended August 31, 2005.

2.	Significant Accounting Policies, Valuation and Consolidation Methods, and Financial Statement Comparability

The consolidated financial statements have been prepared in accordance with regulation no. 99-02 issued by the Comité de la Réglementation Comptable (CRC).

The valuation and presentation rules used are the same as those used in the prior year, except for the change in the method of accounting for retirement and other long-term employee benefits (see 2.3) . Consistent with recommendation no. 2003-R01 issued by the Conseil National de la Comptabilité (CNC), the Group has elected to apply the preferred method of accounting for such benefits.

Amounts in tables are in millions of euros.

2.1. Fiscal year

Most fully-consolidated companies have a fiscal year-end of August 31.

Fully-consolidated companies with a fiscal-year end other than August 31 are consolidated on the basis of financial statements prepared as of August 31, 2005 and for the twelve months then ended.

2.2. Revenue recognition
Food and Management Services revenues are recognized in the period in which the services are provided in accordance with the contractual terms.

Service Vouchers and Cards revenues include commission received from clients, commissions received from affiliates, and investment income earned on the cash generated by the activity.

2.3. Retirement and other long-term employee benefits
Effective September 1, 2004, all retirement and other long-term employee benefits are recognized in the consolidated financial statements.

The first-time adoption of CNC recommendation 2003-R01 reduced consolidated shareholders’ equity by €104 million. Tax and employee-related liabilities were increased by €147 million, and deferred tax assets by €43 million.

Sodexho has adopted the projected unit credit method as the actuarial method for measuring its retirement benefit obligations.

Factors used in calculating the obligation include length of service, life expectancy, salary inflation and staff turnover, as well as economic assumptions such as general inflation, the rate of return on assets, and the discount rate.

Cumulative actuarial gains and losses representing more than 10% of the greater of (i) the gross amount of the obligation or (ii) the fair value of plan assets are amortized over the average residual working life of active employees (the “corridor” method).

The expense recognized in the income statement mainly comprises:

-	rights vesting during the period;
-	movements arising from the discounting of vested rights;
-	the actual return on externally-held plan assets;
-	the impact of plan amendments in prior periods or new plans;
-	the amortization of actuarial gains and losses.

The liability recognized in the balance sheet represents the obligation net of externally-held plan assets and of items (primarily actuarial gains and losses) that are amortizable and consequently are not recognized.

The Group’s principal retirement and other employee benefit plans are described below:

-	In France, the obligation represents lump-sum benefits that are payable on retirement if the employee is still with the company at retirement age, and long-service awards. This obligation is primarily covered by specific provisions recognized in the balance sheet.

-	The Sodexho Group also contributes to multi-employer plans, in particular in Sweden and the United States. These plans are accounted for as defined-contribution plans, because the information provided by the plan managers is insufficient for them to be classified as defined-benefit plans.

-	In the United Kingdom, Sodexho’s obligation relates to a complementary retirement plan, partially funded by externally-held assets, and calculated on the basis of:

• final salary, in the case of managerial grade staff allocated to the private sector;

• benefits comparable to those offered in the public sector, in the case of managerial grade staff allocated to the public sector.

Sodexho decided to close the United Kingdom plan to new employees effective July 1, 2003, and increase contributions to the fund so that the obligation will be fully funded by the end of an 8-year period.

•	In continental Europe other than France, the main defined-benefits plans are as follows:

	-	In Italy, there is a legal obligation to pay a lump-sum retirement benefit (“TFR”). At each fiscal year-end, rights fully vested in employees are valued and discounted as specified by law, and recognized in full as a liability.

	-	In the Netherlands, certain employees are entitled to complementary retirement or early retirement benefits.

2.4. Stock options
Sodexho Alliance shares acquired in connection with stock purchase options granted to Group employees are recorded in “Marketable securities”. A provision for impairment is recognized if, as of the balance sheet date, the unit cost of treasury shares held in connection with stock option plans exceeds the exercise price.

If the number of treasury shares held is less than the number of exercisable options, a liability is recognized equal to the difference between the listed market price of the shares on the balance sheet date and the exercise price, multiplied by the number of shares still to be acquired.

2.5. Exceptional items
Exceptional items are material gains or losses which by nature, or because of their unusual or non-recurring character, are not considered to be inherent to the Group’s operating activities. Such items include gains or losses on asset disposals, restructuring costs, exceptional impairment of property, plant and equipment and intangible assets, and provisions or expenses recognized in connection with employee stock option plans.

2.6. Earnings per share
Earnings per share and diluted earnings per share are calculated in accordance with position statement no. 27 issued by the Ordre des Experts Comptables. Earnings per share is calculated as net income for the period divided by the average number of shares outstanding during the period. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the after-tax interest income (calculated at the average euro currency market monthly rate) on the proceeds that would have been obtained on issuance of these potential shares.

As of August 31, 2005, Sodexho Alliance was under no obligation to issue any new shares. Consequently, there is no difference between earnings per share and diluted earnings per share.

2.7. Foreign currency translation

     Stable-currency countries

The balance sheets of foreign companies are translated using the closing exchange rate as of August 31, 2005.

The income statements and cash flow statements of foreign companies are translated using the average exchange rate for the year, calculated using monthly averages, which are based on the current and previous month-end rates.

The rates used are those quoted on the Paris Bourse or on other major international financial markets.

Differences resulting from the translation of the income statement at the average rate and at the closing rate, as well as the translation difference arising from the translation of the opening balance sheets at current and prior year closing rates are recorded in shareholders’ equity.

Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in shareholders’ equity.

     Other countries

The financial statements of subsidiaries in the following countries reflect monetary corrections as imposed by local regulations: Argentina, Chile, Colombia, Mexico, Turkey and Venezuela.

These monetary corrections are maintained in the consolidated financial statements but have no impact on consolidated net income, as the net difference is recorded in shareholders’ equity. Residual translation differences arising between application of monetary correction and the use of the closing exchange rate are recorded in shareholders’ equity, in the same way as for stable-currency countries.

For countries considered hyperinflationary, the difference between net income translated at the average rate and net income translated at the closing rate is recorded in the income statement in “Financial expense, net”. As of August 31, 2005, no country in which Sodexho has operations fulfilled the conditions for treatment as hyperinflationary.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recognized in the income statement under “Financial expense, net”. Translation differences arising on monetary items that are in substance an integral part of a net investment in a consolidated foreign entity are recognized in shareholders’ equity until the sale or liquidation of the net investment.

2.8. Valuation of assets and liabilities of acquired companies
The assets and liabilities of acquired companies initially consolidated on or after September 1, 2000 were measured at fair value.

The first-time consolidation at fair value of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services led to the recognition as intangible assets of the significant market shares represented by the contract portfolios of each company in its main geographical markets (United States, France, United Kingdom, Ireland, Netherlands, Australia and Sweden).

No deferred tax was recognized on the fair value attributed to these assets.

Goodwill represents the excess of the acquisition cost of an acquired entity over the Group’s interest in the fair value of the assets and liabilities acquired, as of the date of first-time consolidation. Because of the long-term sustainability of the markets in which Group companies operate, goodwill is in almost all cases amortized over a period of thirty years (calculated on a pro rata basis in the year of acquisition).

The fair value of market shares was measured by applying multiples to revenues and EBITA as generated by the acquired companies in their principal markets, and is reviewed for impairment at each balance sheet date.

Market shares are not amortized in the consolidated financial statements. A provision for impairment is recognized in the event of material loss in value over more than two successive fiscal years, calculated by comparing actual data with the amounts used in the original valuation.

As in the case of goodwill, the carrying amount of market shares is compared with their value in use, calculated on the basis of discounted future cash flows using the method described below.

As of August 31, 2005, Sodexho carried out the impairment tests stipulated in CRC regulation no. 2002-10 of December 12, 2002, which defines the recoverable amount of an asset as the higher of market value or value in use.

-	Market value was recomputed on the basis of the same criteria as were used at the time of the original acquisition, primarily revenues and EBITA, to which were applied multiples derived from recent transactions.

-	Value in use was determined on the basis of after-tax cash flows derived from extrapolations of 3-year business plans prepared by management. The growth rate applied after the initial 3 year period was the growth rate specific to the sector of activity and geographic region. The resulting cash flows were discounted using the average cost of capital.

-	The recoverable amount determined using this method is then compared with the aggregate of all intangible assets and other fixed assets used in operations, plus working capital.

2.9. Other fixed assets
Capital leases, under which substantially all the risks and rewards of ownership of the leased asset are transferred to the Group, are accounted for as follows:

-	balance sheet: recognition of the leased item in fixed assets, and the lease obligation in borrowings;

-	income statement: recognition of depreciation and interest expense.

Intangible assets and property, plant and equipment are depreciated on the same basis as in the separate financial statements, using rates that take account of local economic and climatic conditions. The straight-line method is applied as being the best reflection of the underlying economic reality.

The depreciation rates generally used by Sodexho are:
- Software	25%
- Enterprise Resource Planning (ERP) systems	20%
- Buildings	3.33	% – 5%
- General fixtures and fittings	10%
- Plant and machinery	10	% – 50%
- Vehicles	25%
- Office and computer equipment	20	% – 25%
- Other property, plant and equipment	10%

2.10. Investments in non-consolidated companies
Investments in non-consolidated companies are recorded on the balance sheet at acquisition cost. A provision for impairment loss is recognized if the value in use is less than the carrying amount of the investment on an other-than-temporary basis. Value in use is determined by reference to various criteria such as market value or listed market price, profitability forecasts, or net asset value. Dividend income from non-consolidated companies is recognized in the period in which it is received.

2.11.Accounts receivable
Accounts receivable are carried at face value.

The allowance for doubtful accounts is estimated based on the risk of non-recoverability of certain client receivables.

2.12. Deferred taxes
Deferred taxes arise as a result of differences between the carrying amount and the taxable base of assets (other than market shares and goodwill) and liabilities.Given the uncertainty as to the timing of the reversal of these differences, deferred taxes are not discounted.Residual deferred tax assets arising on tax losses available for carry-forward (after offsetting deferred tax liabilities) are only recognized if recovery is deemed probable.

2.13. Vouchers payable
“Vouchers payable” represents the face value of vouchers in circulation or presented to Sodexho but not yet reimbursed to affiliates.

2.14. Financial instruments
Group policy is to finance acquisitions in the currency of the acquired company, generally at fixed rates of interest. The majority of debt negotiated at variable rates of interest has been converted to fixed rates by the use of interest rate swaps. Similarly, where acquisition financing is negotiated in a currency other than that of the acquired entity, currency swaps are contracted.

All swap positions contracted by the Group are designated as hedges. It is Group policy not to engage in speculative transactions.

Accounting treatment of swaps:

-	Swaps used to hedge intragroup loans/borrowings: the difference between the value of the borrowing at the swap rate and the value of the borrowing at the exchange rate used for the preparation of the consolidated financial statements is recognized as a liability in borrowings.

-	Other swaps: the borrowing is accounted for on the basis of the interest rate and exchange rate terms contained in the swap contract.

2.15. Debt issuance costs
Debt issuance costs are amortized over the term of the debt.

2.16. Provisions for contingencies and losses
Provisions for contingencies and losses are recorded to cover probable future outflows of resources to third parties with no corresponding inflows for the Group, and primarily include provisions for risks and litigation relating to commercial, employment and tax matters arising in connection with operating activities.

3.	Analysis of operating activities and geographic information

(€ million)	Fiscal 2005	Change	Fiscal 2004

Revenues

• By operating activity

Food and Management Services

North America	5,006	(0.5%)	5,031

Continental Europe	3,919	4.2%	3,760

United Kingdom and Ireland	1,303	(3.6%)	1,351

Rest of the World	1,164	5.3%	1,106

Service Vouchers and Cards	280	13.5%	246

TOTAL	11,672	1.5%	11,494

• By geographic region

North America	5,006	(0.5%)	5,031

France	1,872	3.2%	1,814

United Kingdom and Ireland	1,308	(3.6%)	1,357

Rest of Europe	2,193	5.7%	2,075

Rest of the World	1,293	6.2%	1,217

TOTAL	11,672	1.5%	11,494

	August 31, 2005	Change	August 31, 2004

Fixed and intangible assets, net

• By operating activity

Food and Management Services

North America	2,388	(1.9%)	2,433

Continental Europe	709	(0.8%)	715

United Kingdom and Ireland	852	(2.8%)	877

Rest of the World	156	2.9%	151

Service Vouchers and Cards	143	(2.7%)	147

Holding Companies	33	2.9%	32

TOTAL	4,281	(1.7%)	4,355

• By geographic region

North America	2,388	(1.9%)	2,433

France	365	2.8%	355

United Kingdom and Ireland	852	(2.8%)	877

Rest of Europe	408	(3.4%)	423

Rest of the World	268	0.2%	267

TOTAL	4,281	(1.7%)	4,355

EBITA
(before corporate expenses)

	Fiscal 2005	Change	Fiscal 2004

• By operating activity

Food and Management Services

North America	222	(7.2%)	239

Continental Europe	203	19.1%	171

United Kingdom and Ireland	27	(4.8%)	28

Rest of the World	37	(1.9%)	37

Service Vouchers and Cards	82	20.9%	68

Holding Companies	(41)	46.0%	(28)

TOTAL	530	2.8%	515

Group employees

	August 31,		August 31,
	2005	Change	2004

• By geographic region

North America	120,157	2.9%	116,772

UK and Ireland	47,515	(3.1%)	49,053

France	31,306	3.1%	30,359

Rest of Europe	55,964	5.3%	53,132

Rest of the World	69,504	9.2%	63,659

TOTAL	324,446	3.7%	312,975

4.	Analysis of the Income Statement, Balance Sheet and Statement of Cash Flows

4.1. EBITA: depreciation and amortization and changes in provisions

	Fiscal 2005	Fiscal 2004

Depreciation and amortization and increases in provisions

Depreciation of property, plant and equipment,
amortization of intangible assets, and deferred
charges expensed during the period	179	191

Increase in provisions on current assets	27	31

Increase in provisions for contingencies and losses	17	16

Total	223	238

Releases of provisions

Provisions on fixed assets	(1)	(1)

Provisions on current assets	(23)	(13)

Provisions for contingencies and losses	(15)	(11)

Total	(39)	(25)

Depreciation and changes in provisions, net	184	213

4.2.	Financial expense, net

		Fiscal 2005	Fiscal 2004

•	Interest income	18	31
•	Net increase/(decrease) in provisions	(7)	(6)
•	Net foreign exchange gain/(loss)	1	(1)

•	Interest expense	(115)	(142)

	TOTAL	(103)	(118)

Interest expense for fiscal 2005 includes:

-	interest of €73 million on the 1999 and 2002 bond issues;

-	interest of €12 million on the April 2001 credit facility drawn down by Sodexho, Inc;

-	interest of €5 million on the revolving credit facility arranged in May 2004;

-	interest of €4 million on the new multi-currency revolving credit facility arranged in April 2005.

4.3. Exceptional items

The net exceptional loss of €95 million mainly comprises the €62 million cost of the resolution of the litigation in the United States (see “Significant Events”).

It also includes:

-	€10 million for restructuring of our UK operations, including rationalization of administrative headquarters and headcount reductions;

-	€7 million of provisions related to stock option plans;

-	€5 million of provisions for various legal disputes.

4.4. Income taxes Income tax rate reconciliation

Income before exceptional items, income taxes, income
from equity method investees, goodwill amortization and
minority interests	427
Exceptional items	(95)
Pre-tax net income	332
Legal tax rate applicable to Sodexho Alliance	34.93%
Theoretical income tax expense	(116)
• Effect of differential in tax rates applied to income from foreign countries	10
• Permanently non-deductible expenses or non-taxable income	10
• Other tax repayments/(charges), net	(10)
• Tax loss carry-forwards used during the period but not recognized as a deferred tax asset
in a previous period	6
• Tax loss carry-forwards arising during the period but not recognized as a deferred tax
asset	(1)
Actual income tax expense	(101)

Income taxes	(152)
Deferred taxes	51
Sub-total	(101)
Withholding taxes	(2)

Total income tax expense	(103)

4.5. Goodwill

		August 31, 2004	Additions during the period	Decreases during the period	Translation adjustment	August 31, 2005

SODEXHO, INC.	Gross	898.5	3.8		(4.4)	897.9
	Amortization	(115.0)	(28.9)		(0.4)	(144.3)

	Gross	348.4			(3.6)	344.8
SODEXHO HOLDINGS LIMITED (1)	Amortization	(104.4)	(11.4)		1.0	(114.8)

SODEXHO PASS DO BRAZIL	Gross	86.4			3.0	89.4
	Amortization	(15.2)	(2.9)		(0.6)	(18.7)

	Gross	56.9	0.9		(0.8)	57.00
SODEXHO SCANDINAVIAN HOLDING AB	Amortization	(12.8)	(1.9)		0.2	(14.5)

SOGERES	Gross	53.9				53.9
	Amortization	(5.6)	(1.8)			(7.4)

LUNCHEON TICKETS	Gross	32.8				32.8
	Amortization	(4.6)	(1.1)			(5.7)

SODEXHO ESPAÑA	Gross	28.5				28.5
	Amortization	(9.3)	(1.0)			(10.3)

SODEXHO BELGIQUE	Gross	24.1	0.1			24.2
	Amortization	(9.5)	(0.8)			(10.3)

	Gross	17.7		0.3		17.4
SODEXHO ITALIA (sub-group)	Amortization	(3.8)	(0.6)	(0.3)		(4.1)

UNIVERSAL SERVICES	Gross	17.2				17.2
	Amortization	(2.7)	(0.6)			(3.3)

SODEXHO GERMANY (sub-group)	Gross	15.7				15.7
	Amortization	(5.2)	(0.5)			(5.7)

Other goodwill
(individual gross amounts of less than	Gross	142.8	1.6	0.9	4.2	147.7
	Amortization	(40.5)	(8.7)	(0.9)	(0.8)	(49.1)
€15 million)

	Gross	1,722.9	6.4	1.2	(1.6)	1,726.5
Total	Amortization	(328.6)	(60.2)	(1.2)	(0.6)	(388.2)
	Net	1,394.3	(53.8)	0	(2.2)	1,338.3

(1)	Includes all international subsidiaries of the Gardner Merchant group at the acquisition date (United Kingdom, Ireland, Netherlands, United States, France, Australia), and subsequent acquisitions made by Sodexho Holdings Ltd.

An exceptional impairment charge of €3.5 million was recorded against goodwill to reflect the underperformance of three Group subsidiaries.

4.6. Intangible assets

	August 31, 2004	Additions during the period	Decreases during the period	Changes in scope of consolidation (*)	Translation adjustment and other items	August 31, 2005

MARKET SHARES(1)

North America (FMS)	1,502.9				(10.7)	1,492.2

North America (remote sites)	36.1		9.9		(0.7)	25.5

UK and Ireland	554.1				(6.0)	548.1

Netherlands	86.1					86.1

Sweden	78.2				(1.8)	76.4

Australia	10.5				0.6	11.1

France	137.0					137.0

• Cost	2,404.9	0.0	9.9	0.0	(18.6)	2,376.4

Impairment provisions	0.0					0.0

• Carrying amount	2,404.9	0.0	9.9	0.0	(18.6)	2,376.4

OTHER INTANGIBLE ASSETS(2)

• Cost	196.7	19.9	4.5	0.1	(1.5)	210.7

Accumulated amortization and
impairment provisions	(82.5)	(34.5)	(3.5)		2.6	(110.9)

• Carrying amount	114.2	(14.6)	1.0	0.1	1.1	99.8

TOTAL

• Cost	2,601.6	19.9	14.4	0.1	(20.1)	2,587.1

Accumulated amortization and
impairment provisions .	(82.5)	(34.5)	(3.5)		2.6	(110.9)

• Carrying amount	2,519.1	(14.6)	10.9	0.1	(17.5)	2,476.2

FMS = Food and Management Services

RSM = Remote Site Management

(1) Refer to Note 2.8 for a description of methods used to value market shares and evaluate them for impairment at the balance sheet date.

(2) Other intangible assets mainly comprise software, with a net book value of €74 million at August 31, 2005.

(*) Throughout this section of the notes to the financial statements, the term changes in scope of consolidation refers to the impact of the first-time consolidation and deconsolidation of fully-consolidated subsidiaries.

4.7. Property, plant and equipment

	August 31, 2004	Additions during the period	Decreases during the period	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2005

LAND

Cost	8.2	0	2.6	0.0	1.2	6.8

Provisions	(0.6)	(0.1)	(0.6)	0.0	0.0	(0.1)

• Carrying amount	7.6	(0.1)	2.0	0.0	1.2	6.7

BUILDINGS
Cost	84.3	2.3	6.3	0.0	3.0	83.3

Accumulated depreciation	(34.9)	(4.1)	(3.5)	0.0	(1.5)	(37.0)

• Carrying amount	49.4	(1.8)	2.8	0.0	1.5	46.3

FIXTURES AND FITTINGS
Cost	132.9	11.8	12.6	0.0	0.3	132.4

Accumulated depreciation	(80.1)	(16.1)	(9.9)	0.0	2.4	(83.9)

• Carrying amount	52.8	(4.3)	2.7	0.0	2.7	48.5

PLANT AND MACHINERY
Cost	358.7	48.1	32.8	0.0	10.0	384.0

Accumulated depreciation	(232.2)	(50.9)	(26.4)	0.0	(1.0)	(257.7)

• Carrying amount	126.5	(2.8)	6.4	0.0	9.0	126.3

VEHICLES
Cost	71.6	10.8	7.0	(0.1)	(6.2)	69.1

Accumulated depreciation	(53.5)	(6.7)	(5.8)	0.1	8.9	(45.4)

• Carrying amount	18.1	4.1	1.2	0.0	2.7	23.7

OFFICE AND COMPUTER EQUIPMENT
Cost	190.4	29.4	16.8	(0.5)	2.8	205.3

Accumulated depreciation	(136.8)	(28.2)	(15.0)	0.5	(2.4)	(151.9)

• Carrying amount	53.6	1.2	1.8	0.0	0.4	53.4

OTHER PROPERTY, PLANT AND EQUIPMENT
Cost	109.5	30.9	13.1		(13.0)	114.3

Accumulated depreciation	(55.6)	(12.3)	(13.5)		(0.1)	(54.5)

• Carrying amount	53.9	18.6	(0.4)		(13.1)	59.8

TOTAL
Cost	955.6	133.3	91.2	(0.6)	(1.9)	995.2

Accumulated depreciation	(593.7)	(118.4)	(74.7)	0.6	6.3	(630.5)

• Carrying amount	361.9	14.9	16.5	0.0	4.4	364.7

Capital leases

Property, plant and equipment as of August 31, 2005 includes assets recorded as capital leases with a total cost of €118 million and accumulated depreciation of €76 million, i.e., a net book value of €42 million.

4.8. Financial investments
	August 31, 2004	Increase/ (decreases) during the period	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2005

Investments in non-consolidated companies

Cost	19.2	1.5	(0.5)	(0.1)	20.1

Impairment provisions	(10.3)			(0.1)	(10.4)

• Net book value	8.9	1.5	(0.5)	(0.2)	9.7

Other investments

Cost	20.1	(0.9)			19.2

Impairment provisions	(0.2)				(0.2)

• Net book value	19.9	(0.9)	0.0	0.0	19.0

Receivables from investees

Cost	19.4	3.0		(0.1)	22.3

Impairment provisions	(0.1)				(0.1)

• Net book value	19.3	3.0	0.0	(0.1)	22.2

Loans receivable (*)

Cost	6.2	7.8		0.3	14.3

Impairment provisions	(0.1)				(0.1)

• Net book value	6.1	7.8	0.0	0.3	14.2

Deposits and other items (*)

Cost	11.3	0.7	(0.2)	0.2	12.0

Impairment provisions	0.0	(0.1)			(0.1)

• Net book value	11.3	0.6	(0.2)	0.2	11.9

Total financial investments

Cost	76.2	12.1	(0.7)	0.3	87.9

Impairment provisions	(10.7)	(0.1)		(0.1)	(10.9)

• Net book value	65.5	12.0	(0.7)	0.2	77.0

(*) These items are treated as working capital items in the cash flow statement

Principal investments in non-consolidated companies

As of August 31, 2005, investment securities principally include 9.3% of Leoc Japan Co (carrying amount €3.3 million), 15.8% of Stadium Australia Management (€2.0 million), 60% of Kanne catering-Service GmbH (€1.3 million), and 10.8% of Société Privée de Gestion (€1.0 million).

Kanne catering-Service GmbH, acquired on August 1, 2005, generates annual revenues of €9 million and will be fully consolidated in the Sodexho financial statements effective September 1, 2005.

4.9. Equity method investees

	Cost at August 31, 2004	Net income for the period	Dividends paid for the period	Changes in scope of consolidation	Translation adjustment and other items	Cost at August 31, 2005

Equity method
investees	14.5	2.0	(0.4)	7.7	1.5	25.3

Refer to Note 5 for a list of equity method investees.

4.10.Inventories

Inventories, which mainly comprise foodstuffs and other high-throughput consumables, are valued using the FIFO (first in, first out) method. Inventories also include service vouchers printed but not yet delivered, carried at face value (€16 million). The gross value of inventories at August 31, 2005 was €179 million.

4.11. Prepaid expenses, other receivables and other assets

	Gross value as of August 31,	Provisions as of August 31,	Carrying amount as of August 31,	Carrying amount as of August 31,
	2005	2005	2005	2004

Advances to suppliers	5		5	5

Other operating receivables	201	(3)	198	222

Investment-related receivables	3		3	3

Financing-related receivables	1		1	1

Total other receivables	210	(3)	207	231

Prepaid expenses	55		55	53

Deferred debt issuance costs	6		6	16

Other deferred charges (*)	163		163	146

Deferred tax assets	197		197	106

Total	631	(3)	628	552

(*)	This item is treated as a fixed asset in the cash flow statement.

4.11.1. Receivables by maturity

	Gross value as of August 31, 2005	Provisions as of August 31, 2005	Carrying amount as of August 31, 2005	Due within 1 year	Due within 1 to 5 years	Due after more than 5 years	Carrying amount as of August 31, 2004

Accounts receivable	1,587	(79)	1,508	1,507	1		1,368

Other receivables
(total)	210	(3)	207	167	40		231

Prepaid expenses .	55	0	55	52	1	2	53

Provisions for doubtful accounts represented 4.9% of accounts receivable as of August 31, 2005, compared with 5.4% as of August 31, 2004.

Concentration of credit risk within accounts receivable is limited because of the large customer base.

4.11.2. Deferred charges

	August 31, 2005	Due within 1 year	Due within 1 to 5 years	Due after more than 5 years	August 31, 2004

Deferred debt issuance costs	6	2	4	0	16

Other deferred charges	163	35	88	40	146

Debt issuance costs are amortized over the term of the debt.

Other deferred charges, which are treated as fixed assets in the cash flow statement, include:

-	our contributions to the cost of installation and fitting-out at client premises, mainly in North America, which are offset against future income under the relevant contract (€139 million);

-	tendering costs on long-term contracts, amortized from the contract inception date over the shorter of the contract term or ten years (€10 million);

-	start-up costs on long-term contracts, amortized over the shorter of the contract term or ten years (€6 million).

4.12. Deferred taxes

	August 31, 2005	August 31, 2004

Deferred tax assets	197	106

Deferred tax liabilities	(13)	(20)

Net deferred tax asset	184	86

Deferred tax assets not recognized because recovery is regarded as unlikely total €18 million, including €3 million of tax loss carry-forwards recorded by subsidiaries prior to their acquisition.

Sources of deferred taxes

Temporary differences (net)

- Employee benefit provisions (*)	168

- Other temporary differences	8

- Tax loss carry-forwards	8

Deferred tax assets (net)	184

(*) Includes €43 million recognized due to the change in accounting method for retirement benefits.

4.13. Marketable securities

Marketable securities include 3,439,900 Sodexho Alliance shares, valued at €99 million, held to service stock purchase option plans in favor of Group employees. The €11 million provision for impairment recorded at August 31, 2004 has been reversed in full, based on the average listed price of Sodexho Alliance shares for the last 20 trading days of fiscal 2005.

The other items included in marketable securities consist of short-term cash investments and are stated at the lower of cost or net realizable value.

The fair value of marketable securities is disclosed in Note 4.20.

4.14. Restricted cash

Restricted cash consists of funds set aside to comply with regulations governing the issuance of service vouchers in France (€168 million) and Romania (€29 million), and as a guarantee for certain commitments entered into by affiliates in Mexico (€9 million).

4.15. Cash and equivalents

Cash and equivalents comprises the following

	August 31, 2005 Gross value	August 31, 2005 Provisions	August 31, 2005 Net book value

Marketable securities	650	3	647

Restricted cash	206	0	206

Cash	513	0	513

Total	1,369	3	1,366

Excluding Sodexho Alliance shares valued at €99 million, marketable securities totaled €548 million and comprised €389 million in short-term instruments with maturities less than three months and €159 million with maturities of greater than three months. Further information is provided in note 4.20.

Cash and equivalents by currency was as follows:

Euro	675	49%

US dollar	103	8%

Pound sterling	86	6%

Other currencies	505	37%

Total	1,369	100%

4.16. Shareholders’ equity

	Number of shares outstanding	Common stock	Additional paid in capital	Consolidated reserves	Cumulative translation adjustment	Indirectly held treasury shares	Net income for period	Share holders’ equity

Shareholders’ equity at August 31, 2003	159,021,565	636	1,186	591	(294)	(32)	162	2,249

Capital increase	4,848							0

Dividends paid (excl. treasury shares)				67			(162)	(95)

Net income for the period							183	183

Change in cumulative translation adjustment and other movements				6	(151)			(145)

Shareholders’ equity at August 31, 2004	159,026,413	636	1,186	664	(445)	(32)	183	2,192

Capital increase								0

Dividends paid (excl. treasury shares)				75			(183)	(108)

Net income for the period							159	159

Change in accounting method (*)				(104)				(104)

Change in cumulative translation adjustment and other movements				(9)	6			(3)

Shareholders’ equity at August 31, 2005	159,026,413	636	1,186	626	(439)	(32)	159	2,136

(*) Change in method of accounting for retirement benefits

The pre-tax impact of the change in method (€147 million) relates primarily to the United Kingdom (€121 million) and to the Netherlands (€19 million).

The change in method also had the effect of increasing deferred tax assets by €43 million.

Indirectly-held treasury shares

Sofinsod holds an 18.50% interest in Bellon SA, which in turn owns 36.83% of the shares of Sodexho Alliance. These shares, carried at €32 million in the separate financial statements of Sofinsod, are eliminated in the consolidated financial statements.

Consequently, Sodexho Alliance has an indirect interest of 6.81% in its own shares.

The Group is in compliance with articles L 225-210 and L 225-214 of the French Commercial Code because in addition to the legal reserve, it has other reserves at least equal to the value of own shares held.

4.17. Minority interests

Changes in minority interests are as follows:

	August 31, 2005	August 31, 2004

Minority interests at beginning of period	25	66

Capital increase	1	1

Dividends paid	(8)	(8)

Net income for period	10	14

Changes in scope of consolidation	(8)	(47)

Change in cumulative translation adjustment and other
movements	0	(1)

Minority interests at end of period	20	25

4.18. Provisions for contingencies and losses

	August 31, 2004	Charged	Utilized	Released without corresponding charge	Translation adjustment and other items	Changes in scope of consolidation	August 31, 2005

Tax and social security exposures	34	8	(3)		1		40

Employee claims and litigation	16	67(1)	(7)	(1)	5		80

Contract termination and loss-making contracts	9	9	(4)				14

Client/supplier claims and litigation	9	2	(4)	(2)			5

Negative net assets of equity method investees	9				2		11

Stock options	4	8					12

Sodexho, Inc. acquisition provisions	3				(1)		2

Major repairs	3	1	(1)				3

Other provisions	6	2	(3)	(1)	1		5

	93	97	(22)	(4)	8		172

     (1) Includes €61 million charged in fiscal 2005 for the resolution of the U.S. litigation (see “Significant Events”).

Income statement impact of movements in provisions for contingencies and losses

	Charged	Released/utilized

EBITA	17	(15)

Financial expense, net	0	0

Exceptional items	80	(11)

	97	(26)

4.19. Borrowings

	Less than 1 year	1 to 5 years	More than 5 years	Total as of August 31, 2005	Total as of August 31, 2004

Bond issues

Euro	32	1,300		1,332	1,332

	32	1,300	0	1,332	1332
Bank borrowings, including impact of currency swaps (1)

US dollar	11	579		590	701

Euro	(157)	(89)	17	(229)	(137)

Pound sterling	125			125	131

Other currencies	35	9		44	23

	14	499	17	530	718

Capital lease obligations

US dollar	1	4	5	10	5

Euro	10	20	4	34	38

Other currencies	1	1		2	3

	12	25	9	46	46

Other borrowings

Euro	7	2		9	9

Other currencies	2			2	0

	9	2		11	9

Bank overdrafts

Euro	14			14	16

US dollar	3			3	1

Pound sterling	1			1	0

Other currencies	3			3	6

	21	0	0	21	23

Total	88	1,826	26	1,940	2,128

     (1) See breakdown in Note 4.20

4.19.1. Bond issues

	August 31, 2004	Increases	Repayments	Translation adjustment	August 31, 2005

1999 bond issue – €300 million

Principal	300				300

Accrued interest	6				6

Total	306	0	0	0	306

• Number of securities	300,000				300,000

2002 bond issue – €1 billion

Principal	1,000				1,000

Accrued interest	26				26

Total	1,026	0	0	0	1,026

Total	1,332	0	0		1,332

Description of bond issues

  €300 million bond issue

  On March 16, 1999, Sodexho Alliance issued 300,000 bonds of €1,000 each, for total   proceeds of €300 million.

  These bonds are redeemable at par on March 16, 2009 and bear interest at a rate of 4.625% per annum, payable annually on March 16.

  €1 billion bond issue

  On March 25, 2002, Sodexho Alliance issued bonds totaling €1 billion, redeemable at par   on March 25, 2009, and bearing interest at a rate of 5.875% per annum, which is payable annually on March 25.

  Neither of these bond issues is subject to financial covenants.

4.19.2. Other borrowings

April 2001 syndicated credit facility

On May 31, 2005, Sodexho Alliance and Sodexho, Inc. repaid in full all amounts borrowed under the credit facility arranged in April 2001. The total amount borrowed under this facility as of August 31, 2004 was €476 million.

May 2004 revolving credit facility

On May 18, 2005, Sodexho Alliance and Sodexho, Inc. repaid in full all amounts borrowed under the revolving credit facility arranged in May 2004. The total amount borrowed under this facility as of August 31, 2004 was €183 million.

April 2005 multi-currency revolving credit facility

On April 29, 2005, Sodexho Alliance and Sodexho, Inc. entered into a new multi-currency revolving credit facility agreement for maximum amounts of €460 million plus $700 million. This facility expires on April 29, 2010, but may be extended at the request of Sodexho Alliance, subject to consent from the lenders, initially to April 29, 2011 and subsequently to April 26, 2012.

As of August 31, 2005, this facility had been used to draw down €474 million of borrowings and issue $104 million of bank guarantees. The amounts borrowed were used primarily to repay in full the April 2001 syndicated credit facility and the May 2004 revolving credit facility.

This new credit facility is not subject to financial covenants, but requires the borrower to comply with the standard clauses contained in this type of syndicated credit agreement. In the event of non-compliance with these clauses, bankers representing at least two-thirds of the agreed facility are entitled to demand early repayment of the balance outstanding under the facility. Early repayment of the facility would also entitle the holders of the March 2002 €1 billion bond issue to demand early redemption of their bonds.

Interest rate

In order to comply with Group financing policy, substantially all borrowings are at fixed rates of interest, and where acquisition financing is arranged in a currency other than that of the acquired company, the debt is hedged by the use of currency swaps.

As of August 31, 2005, 71% of consolidated borrowings were at fixed rate. The average rate of interest as of the same date was 5.3% .

4.20.  Financial instruments

The table below shows the impact of financial instruments on the “Bank borrowings” line, as shown in note 4.19.

Equivalent value in € million	Note	Borrowings in euros	Borrowings in USD	Borrowings in GBP	Borrowings in other currencies	TOTAL

a) Borrowings hedged by currency swaps or cross currency swaps

UK borrowings
(£86 million)	(1)
Due to the bank £86m				125		125
Due from the bank €125m		(125)				(125)

- Sodexho Scandinavian Holding AB borrowings
(SEK 242 million)	(2)
Due to the bank SEK242m					26	26
Due from the bank €26m		(26)				(26)

- Sodexho, Inc. borrowings ($111.7 million)
	(3)
Due to the bank $114.9m			94			94
Due from the bank €129.6m		(130)				(130)

- Borrowings by other subsidiaries (aggregate)		(9)	6		3	0

b) Borrowings hedged by interest rate swaps						0

c) Unhedged borrowings		61	490	0	15	566

Total bank borrowings		(229)	590	125	44	530

a)	Borrowings hedged by currency swaps or cross currency swaps

	1)	In August 2005, a currency swap (£86 million for €125 million) was contracted to hedge an intragroup loan of £86 million. This swap will expire during fiscal 2006.

	2)	In August 2005, a currency swap (SEK242 million for €26 million) was contracted to hedge 100% of an intragroup loan of SEK242 million made to Sodexho Scandinavian Holding AB. This swap will expire during fiscal 2006.

	3)	In March 2002, a cross currency swap (6.325% for 6.5775%, euros for USD) was contracted to hedge the full amount of an intragroup loan of an initial amount of $309 million made by Sodexho Alliance to Sodexho, Inc., repayable March 25, 2007. As of August 31, 2005, the swap covered $115 million versus €130 million. The depreciation of the US dollar since inception of the swap has resulted in a reduction of €35 million in the debt as swapped into euros.

Fair value of financial instruments

(€ million)	August 31, 2005

ASSETS	Carrying amount	Fair value	Difference

Financial investments
Investments in non-consolidated companies	10	10	0
Receivables from investees	22	22	0
Loans receivables	14	14	0
Other investment securities	19	19	0
Other financial assets	12	12	0
• Total financial investments	77	77	0
• Equity method investees	25	25	0
Marketable securities
Short-term notes	187	187	0
Term deposits	155	157	2
Listed bonds	112	115	3
SICAV mutual funds	65	65	0
Other mutual funds	29	29	0
Sodexho Alliance shares (*)	99	96	(3)
• Total marketable securities	647	649	2
• Restricted cash	206	207	1
Total assets	955	958	3

LIABILITIES
Bond issues
2002 €1 billion bond issue	1,026	1,125	99
1999 €300 million bond issue	306	323	17
• Total	1,332	1,448	116
Bank borrowings
Sodexho, Inc. borrowings	490	491	1
Swap on Sodexho, Inc. intragroup loan	(35)	(40)	(5)
Sodexho Alliance borrowings	30	30	0
Other	45	45	0
• Sub-Total	530	526	(4)
• Bank overdrafts	21	21	0
• Other borrowings	57	57	0
• TOTAL BORROWINGS	1,940	2,052	112
• Other non-operating liabilities
Debt on acquisition of 53% of Sodexho, Inc. (*)	22	8	(14)
Total liabilities	1,962	2,060	98
(*)	Part of the debt contracted to finance the acquisition of the remaining shares of Sodexho Marriott Services, Inc. in June 2001 was payable in Sodexho Alliance shares. The debt was measured on the basis of the price paid by Sodexho to acquire its own shares on the market. The fair value of the debt arising on the acquisition of 53% of Sodexho, Inc. was €14 million lower than its carrying amount as of August 31, 2005.

4.21. Other liabilities

	August 31, 2005	Less than 1 year	1 to 5 years	More than 5 years	August 31, 2004

Advances from clients	173	167	3	3	123

Tax and employee-related

liabilities	1,252	845	5	402	1,048

Other operating liabilities	73	73	0	0	64

Investment-related liabilities	23	0	23	0	28

Financing-related liabilities	1	1	0	0	0

Deferred revenues	36	31	3	2	48

TOTAL	1,558	1,117	34	407	1,311

Deferred tax liabilities (1)	13	-	-	-	20

Total	1,571				1,331
1.    Not analyzed by maturity

4.21.1  Tax and employee-related liabilities

Retirement benefits

The total retirement benefit obligation at August 31, 2005 was €246 million, mainly comprising:

  €113 million in respect of the United Kingdom;
  €53 million in respect of Italy;
  €25 million in respect of France;
  €19 million in respect of the Netherlands.

The principal assumptions used in measuring these obligations were as follows:

	France	Netherlands	United Kingdom

Discount rate	4.00%	4.00%	5.10%
Salary inflation rate	2.50%	2.00%	3.95%
General inflation rate	2.00%	2.00%	2.70%
Rate of return on plan assets	N/A	5.90%	6.80%

4.22. Cash flow statement – additional information

4.22.1. Changes in working capital

	August 31, 2004	Increase/ (decrease)	Securitization (2)	Translation adjustment and other items	Changes in scope of consolidation	August 31, 2005

Loans receivable and other financial investments (1)	18	8				26

Inventories	163	13		1		177

Advances to suppliers	5					5

Accounts receivable, net	1,368	57	47	40	(4)	1,508

Other operating receivables	222	(21)		(3)		198

Prepaid expenses	53	(2)		4		55

Operating receivables	1,829	55	47	42	(4)	1,969

Investment-related receivables…	3					3

Financing-related receivables	17	37	(47)			7

Change in asset items	1,849	92	0	42	(4)	1,979

Advances from clients	123	30		20		173

Accounts payable	1,035	81		5	(1)	1,120

Vouchers payable	843	123		33	1	1,000

Tax and employee-related liabilities	1,048	53		153(*)	(2)	1,252

Other operating liabilities	64	8		1		73

Deferred revenues	48	(11)		(1)		36

Operating liabilities	3,161	284		211	(2)	3,654

Investment-related liabilities	28	(6)		1		23

Financing-related liabilities	0	0		1		1

Change in liability items	3,189	278		213	(2)	3,678

Change in working capital from operating activities		229

Change in working capital from investing activities		(6)

Change in working capital from financing activities		(37)

(1) This item is included in “Financial investments” in the balance sheet.

(2) Securitization flows impact the change in working capital from financing activities.

(*) includes the €147 million impact of the change in method of accounting for retirement benefits.

4.22.2. Changes in borrowings

	August 31, 2004	Increase/ (decrease)	Translation adjustment and other items	Changes in scope of consolidation	August 31, 2005

Bond issues	1,332				1,332

Bank borrowings	718	(179)	(9)		530

Bank overdrafts	23	(2)			21

Capital lease obligations	46				46

Other borrowings	9	2			11

	2,128	(179)	(9)		1,940

4.22.3. Acquisitions and disposals of fixed assets and subsidiaries

	Acquisitions	Disposals	Net change

Property, plant and equipment and intangible assets (*)	(201)	14	(187)

Change in financial investments	(4)		(4)

Less: tax effect of disposals		1	1

Net disposals/(acquisitions)	(205)	15	(190)

Net disposals/(acquisitions) of subsidiaries	(5)		(5)

Less: cash held by companies acquired/(divested)	1	(3)	(2)

Less: tax effect of disposals

Net cash effect of acquisitions/disposals of
subsidiaries	(4)	(3)	(7)

TOTAL	(209)	12	(197)

(*) Includes deferred charges.

4.23. Financial commitments

4.23.1. Put and call agreements

Put agreements

     • ABRA

The Group, via its subsidiary Sodexho Scandinavian Holding AB, entered into a put agreement to acquire no later than November 2005 the remaining 4% of the shares of Abra (Norway) not yet held by the Group. The purchase price is based on earnings multiples, subject to a minimum of €0.5 million. On current projections, the purchase price is estimated at €1.1 million.

     • SMILING FACES

The Group, via its subsidiary Sodexho Scandinavian Holding AB, entered into a put agreement to acquire between 2006 and 2012 the remaining 30% of the shares of Smiling Faces (Finland). The purchase price is based on earnings multiples, and on current projections is estimated at €2.1 million.

     • ALTYS MULTISERVICE

The Group entered into a put agreement to buy 18.5% of Altys Multiservice from the minority shareholders between October 1, 2005 and November 30, 2005, and a further 1.5% between October 1, 2007 and November 30, 2007, at a price based on a multiple of average economic profits (as contractually defined) for the year of exercise and the subsequent year. In the fourth quarter of calendar 2005, the Group acquired the 20% held by the minority shareholders for a consideration of €10.6 million.

     • SODEXHO ITALIA

The Group entered into a put agreement with the minority shareholder of Sodexho Italia to purchase no later than July 1, 2010 the remaining 2% of the shares not yet held by the Group, at a price based on a multiple of economic profits (as defined in the agreement).

Call agreements

     • PATRIOT MEDICAL TECHNOLOGIES, INC.

The Group had a call option to acquire, from September 3, 2003 through September 3, 2005, the residual minority shareholdings of Patriot Medical Technologies, Inc., for the greater of $2 million or five times EBITDA, reduced by adjustments as defined in the contract between the parties. At the start of September 2005, Sodexho Inc. bought out these minority interests.

     • ABRA

The minority shareholders of Abra entered into a call agreement to sell their shares to the Group no later than November 2005, on the terms described for the put agreement above.

     • SODEXHO ITALIA

The minority shareholder of Sodexho Italia entered into a call agreement to sell its shares to the Group no later than July 1, 2010, on the terms described for the put agreement above.

     • ALTYS MULTISERVICE

The minority shareholders of Altys Multiservice entered into a call agreement to sell the Group an 18.5% interest in the company between October 1, 2005 and November 30, 2005. The shares would be sold at a price based on a multiple of average economic profits (as contractually defined) for the year of exercise and the subsequent year.

The exercise of these put and call options would not have a material impact on the consolidated financial statements.

4.23.2. Sureties

In connection with the Service Vouchers and Cards business, Sodexho Alliance and its subsidiaries have pledged cash as security to various banks. These cash pledges amounted to €9 million at August 31, 2005.

Other commitments arising from surety arrangements (pledges, charges secured against plant and equipment, and real estate mortgages) contracted by Sodexho Alliance and its subsidiaries in connection with operating activities during fiscal 2005 are immaterial.

4.23.3. Securitization

During fiscal 1999, our Food and Management Services subsidiaries in the United Kingdom entered into a rolling securitization program under which a portion of their accounts receivable was sold without recourse.
At August 31, 2004, the amount of securitized receivables stood at £32.4 million (€48 million). The securitization program was terminated in June 2005.

The reduction of €47 million in securitized receivables (excluding translation adjustment) relative to August 31, 2004 is included on the line “Change in working capital from financing activities” in the cash flow statement.

4.23.4. Operating lease commitments

Outstanding commitments over the residual term of operating leases at August 31, 2005 were as follows:

- Less than 1 year:	€99 million
- 1 to 5 years:	€166 million
- More than 5 years:	€25 million

These commitments relate to rental payments for:

-	central kitchens covered by tripartite agreements and counter-guarantees from French local authorities (€50 million);
-	office space (€135 million);
-	site equipment, office equipment and vehicles (€105 million).

4.23.5. Commitments to sell Sodexho Alliance shares

The Group is committed to delivering 1,565,122 Sodexho Alliance shares to Sodexho, Inc. employees at an average price of $28.95 under stock options granted in connection with the June 2001 acquisition of 53% of the capital of Sodexho Marriott Services, Inc. As of August 31, 2005, all these options were exercisable.

The Board of Directors has granted options to purchase 5,996,468 Sodexho Alliance shares to Group employees under various stock option plans.

Grant date	Start date of exercise period	End date of exercise period	Exercise price	Number of options outstanding at August 31, 2005

January 2001	March 2005	January 2006	€48.42	140,829

January 2002	January 2006	January 2007	€47.00	369,761

January 2002	January 2006	January 2008	€47.00	994,371

September 2002	April 2006	March 2008	€47.00	12,000

October 2002	October 2006	October 2007	€21.87	2,335

January 2003	January 2004	January 2009	€24.00	2,446,941

June 2003	January 2004	January 2009	€24.00	60,160

January 2004	January 2005	January 2010	€24.50	950,021

January 2005	January 2006	January 2011	€23.10	1,000,050

June 2005	June 2006	June 2011	€26.04	20,000

TOTAL				5,996,468

Number of options	Fiscal 2005

Options outstanding at September 1, 2004	5,669,293

Options granted	1,030,000

Options exercised	(171,946)

Options forfeited on employees leaving the Group	(310,222)

Options contingent on performance objectives	(220,657)

Options outstanding at August 31, 2005	5,996,468

The Group has implemented an additional stock option plan under which it will issue Sogeres shares to the grantees and repurchase these shares no later than February 20, 2008. This plan is covered by a €4.9 million provision for contingencies and losses in the consolidated financial statements as of August 31, 2005.

4.23.6. Other off balance sheet commitments

	August 31, 2005				August 31, 2004

	Less than 1 year	1 to 5 years	More than 5 years	Total	Total
Financial guarantees to third parties	100	50	10	160	74
Performance bonds on operating leases	8	10	9	27	38
Performance bonds to clients	8	8	0	16	16
Other commitments	1	5	1	7	7

Total	117	73	20	210	135

The increase of €86 million in financial guarantees to third parties primarily relates to new letters of credit written in the United States in favor of insurers, largely to cover the risk of losses from work-related accidents (€61 million).

As far as we are aware, there are no other material off balance sheet commitments apart from those disclosed in the table above.

4.24.	Other information

4.24.1.	Compensation, loans and retirement benefits granted to Board members and corporate officers as consideration for holding office

•	Directors’ fees	€0.38 million
•	Loans	None
•	Amount paid into a defined-benefit pension plan during fiscal 2005	€0.22 million

4.24.2.	Related party transactions

Consolidated companies

Sodexho Group subsidiaries paid Sodexho Alliance a total of €110 million for management and coordination services provided during fiscal 2005.

Other companies

Transactions with other related companies comprise loans given and off balance sheet commitments related to equity method investees as well as investments (see notes 4.8 and 4.9) .

	August 31, 2005	August 31, 2004
Loans
Equity-method investors	20	17
Other unconsolidated companies	2	2
Off balance sheet commitments
Equity-method investees	19	16
Other unconsolidated companies	13	12
Performance bonds to clients
Equity-method investees	13	13
Other unconsolidated companies	0	0

Principal Shareholder

As of August 31, 2005, Bellon SA held 36.83% of the capital of Sodexho Alliance. During fiscal 2005, Bellon SA invoiced Sodexho Alliance €4 million for assistance and advisory services under an agreement between the two companies.

Sodexho Alliance paid €41 million of dividends to Bellon SA in fiscal 2005.

4.25. Subsequent events

No significant events have occurred subsequent to August 31, 2005.

4.26. Group employees

As of August 31, 2005, the employees of the Group were as follows:

•	Executives and middle management	6,130
•	Site managers and supervisory staff	33,020
•	Front line service staff and other	285,296

Total		324,446

5.	Scope of consolidation

Sodexho conducts its activities through autonomous subsidiaries in each country in which the Group has operations. Each subsidiary is under the overall control of the Executive Committee, but has an independent organizational structure, with its own operational, human resources, and administrative and financial management.

Companies in which Sodexho exercises control over management are fully consolidated. Companies in which Sodexho owns an equity interest that enables it to exercise significant influence over management are accounted for by the equity method.

All fully-consolidated companies with a fiscal year-end other than August 31 (the year-end of Sodexho Alliance) are consolidated on the basis of financial statements prepared as of August 31, 2005 and for the twelve months then ended.

Subsidiaries may be excluded from the consolidation if they are immaterial to a true and fair view of the Group as whole. All three of the following criteria must be met for a subsidiary to be excluded from consolidation:

-	revenues of less than €2 million;

-	net income or loss of less than €0.1 million;

-	total assets of less than €2 million.

Information about Group companies is limited to the disclosures contained in the table below, since further disclosure would be detrimental to the Group’s interests.

The table shows the percentage interest and the percentage of voting rights held by the Group. Percentage interests and percentages of voting rights are only shown if they are less than 97%.

The 10 companies newly consolidated during fiscal 2005 are indicated by the letter “N”.

The 18 companies accounted for by the equity method are indicated by the letters “EM”. All other companies listed are fully consolidated.

	% interest	% voting rights	Principal activity	Country
France
SOCIETE FRANCAISE DE RESTAURATION (sub-group)			FMS	France
ALTYS MULTISERVICE	80%	80%	FMS	France
ALTYS GESTION			FMS	France
SOCIÉTÉ FRANÇAISE DE SERVICES			FMS	France
SOCIETE FRANÇAISE DE RESTAURATION ET SERVICES (sub-group)			FMS	France
SODEQUIP			FMS	France
SODEXHO PRESTIGE			FMS	France
SIR			FMS	France
CIR			FMS	France
SIGES			FMS	France
LA NORMANDE SA			FMS	France
HEDELREST			FMS	France
RGC			FMS	France
SAGERE			FMS	France
SOGERES (sub-group)			FMS	France
BATEAUX PARISIENS (sub-group)			FMS	France
ARMEMENT LEBERT BUISSON			FMS	France
SOCIETE DES THERMES DE NEYRAC-LES-BAINS			FMS	France
EMIS			FMS	France
CATESCO			FMS	France
SODEXHO CHEQUES ET CARTES DE SERVICES			SVC	France
SODEXHO PASS INTERNATIONAL			HOL	France
SODEXHO FRANCE			HOL	France
UNIVERSAL SODEXHO SAS			HOL	France
SOFINSOD			HOL	France
ETINBIS			HOL	France
ETIN			HOL	France
GARDNER MERCHANT GROUPE			HOL	France
LOISIRS DÉVELOPPEMENT			HOL	France
HOLDING ALTYS			HOL	France
ASTILBE			HOL	France
HOLDING SOGERES			HOL	France
SODEXHO AMÉRIQUE DU SUD			HOL	France
SODEXHO MANAGEMENT			HOL	France
SODEXHO CONTINENTAL EUROPE			HOL	France
SODEXHO ASIE OCÉANIE			HOL	France
SODEXHO IS AND T			HOL	France
SIGES GUYANE			FMS	France
SOCIETE HOTELIERE DE TOURISME DE GUYANE			FMS	France
SODEX’NET			FMS	France
GUYANE PROPRETÉ			FMS	France
SODEXHO GUYANE			FMS	France
SOCIETE GUYANAISE DE PROTECTION ET GARDIENNAGE			FMS	France
SODEXHO ANTILLES			FMS	France

		% interest	% voting rights	Principal activity	Country
Americas
	SODEXHO, INC. (sub-group)			FMS	United States
	SODEXHO CANADA (sub-group)			FMS	Canada
	SPIRIT CRUISES			FMS	United States
	DELTA CATERING MANAGEMENT	49%	49%	FMS	United States
	UNIVERSAL SODEXHO USA, INC.			HOL	United States
	UNIVERSAL SODEXHO PARTNERSHIP			FMS	United States
	UNIVERSAL SERVICES ENTERPRISES LLC			HOL	United States
	SODEXHO PASS USA			SVC	United States
	ENERGY CATERING SERVICES LLC			FMS	United States
	UNIVERSAL SODEXHO EMPRESA DE SERVICIOS Y CAMPAMENTOS			FMS	Venezuela
	UNIVERSAL SODEXHO SERVICES DE VENEZUELA			FMS	Venezuela
	UNIVERSAL SERVICES DO BRAZIL LTDA			FMS	Brazil
	SODEXHO DO BRAZIL COMERCIAL LTDA			FMS	Brazil
	SODEXHO ARGENTINA			FMS	Argentine
	SODEXHO COLOMBIA	65%	65%	FMS	Colombia
	SODEXHO VENEZUELA ALIMENTACION Y SERVICIOS	70%	70%	FMS	Venezuela
	SODEXHO COSTA RICA			FMS	Costa Rica
	SODEXHO MEXICO			FMS	Mexico
EM	DOYON UNIVERSAL SERVICES JV	50%	50%	FMS	United States
	SODEXHO PERU			FMS	Peru
EM	BAS	33%	33%	FMS	Chile
EM	BAS II	33%	33%	FMS	Chile
	SIGES CHILE			FMS	Chile
	SODEXHO CHILE (sub-group)			FMS	Chile
	SODEXHO SERVICIOS DE PERSONAL			FMS	Mexico
	SODEXHO MANTENIMIENTO Y SERVICIOS			FMS	Mexico
	SODEXHO PASS DO BRAZIL			SVC	Brazil
	CARDAPIO INFORMATICA			SVC	Brazil
	NATIONAL ADMINISTRACAO DE RESTAURENTES			SVC	Brazil
	SODEXHO PASS CHILE			SVC	Chile
	SODEXHO PASS VENEZUELA	64%	64%	SVC	Venezuela
	SODEXHO PASS DE COLOMBIA	51%	51%	SVC	Colombia
	SODEXHO PASS PEROU			SVC	Peru
	SODEXHO PASS PANAMA	51%	51%	SVC	Panama
	LUNCHEON TICKETS			SVC	Argentina
	PRESTACIONES MEXICANAS SA DE CV			SVC	Mexico
	SODEXHO SERVICIOS OPERATIVOS			SVC	Mexico

	% interest	% voting rights	Principal activity	Country
Africa
UNIVERSAL SODEXHO AFRIQUE			FMS	France
UNIVERSAL SODEXHO NORTH AFRICA			FMS	France
UNIVERSAL SODEXHO NIGERIA			FMS	Nigeria
UNIVERSAL SODEXHO GABON	90%	90%	FMS	Gabon
SODEXHO ANGOLA			FMS	Angola
SODEXHO PASS TUNISIE	49%	49%	SVC	Tunisia
SODEXHO MAROC			FMS	Morocco
UNIVERSAL SODEXHO GUINEA ECUATORIAL	70%	70%	FMS	Eq. Guinea
UNIVERSAL SODEXHO CAMEROUN	70%	70%	FMS	Cameroon
UNIVERSAL SODEXHO CONGO			FMS	Congo
SODEXHO SOUTHERN AFRICA (sub-group)	55%	55%	FMS	S. Africa
SODEXHO INVESTMENTS LTD			HOL	S. Africa
SODEXHO TANZANIA			FMS	Tanzania

		% interest	% voting rights	Principal activity	Country
Europe
	SODEXHO BELGIQUE			FMS	Belgium
	ALTYS BELGIQUE			FMS	Belgium
N	SODEXHO SUISSE			FMS	Switzerland
	ALTYS SUISSE			FMS	Switzerland
	ALTYS DEUTSCHLAND			FMS	Germany
	ALTYS AUSTRIA GMBH			FMS	Austria
	ALTYS RÉPUBLIQUE TCHÈQUE			FMS	Czech Republic
	SODEXHO LUXEMBOURG (SUB-GROUP)			FMS	Luxembourg
	SODEXHO ITALIA (SUB-GROUP)			FMS	Italy
	SODEXHO DOO			FMS	Slovenia
	SODEXHO OY			FMS	Finland
	ABRA NORDIC VENDING OY			FMS	Finland
	SODEXHO SCANDINAVIAN HOLDING AB (sub-group)			FMS	Sweden
	SODEXHO ESPANA (sub-group)			FMS	Spain
	SODEXHO PORTUGAL II RESTAURACAO E SERVICIOS			FMS	Portugal
	SODEXHO HELLAS	58%	58%	FMS	Greece
	SODEXHO CATERING AND SERVICES GMBH			FMS	Germany
	SODEXHO SERVICES GMBH			FMS	Germany
	PLAUEN MENU		90%	FMS	Germany
	BARENMENU GMBH			FMS	Germany
	HDL CATERING			FMS	Germany
N	WJT CATERING			FMS	Germany
	SODEXHO AO			FMS	Russia
	SODEXHO EUROASIA			FMS	Russia
	IMAGOR SERVICES			HOL	Belgium
	SODEXHO SPOLECNE STRAVOVANI A SLUZBY			FMS	Czech Republic
	SODEXHO SKOLNI JIDELNY SRO			FMS	Czech Republic
	SODEXHO SPOLOCNE STRAVOVANIE A SLUZBY			FMS	Slovakia
	SODEXHO MAGYARORSZAG KFT			FMS	Hungary
	ZONA VENDEGLATO KFT			FMS	Hungary
	SODEXHO TOPLU YEMEK			FMS	Turkey
	SODEXHO POLSKA SP. ZOO			FMS	Poland
	SODEXHO MM CATERING GMBH			FMS	Austria
EM	AGECROFT PRISON MANAGEMENT	50%	50%	FMS	United Kingdom
	SODEXHO SERVICES GROUP LTD			HOL	United Kingdom
EM	HPC LIMITED	25%	25%	FMS	United Kingdom
	SODEXHO INTERNATIONAL HOLDINGS LTD			HOL	United Kingdom
	KEYLINE TRAVEL MANAGEMENT			FMS	United Kingdom
	SODEXHO LIMITED			FMS	United Kingdom
	SODEXHO PRESTIGE LIMITED			FMS	United Kingdom
	UNIVERSAL SODEXHO SCOTLAND			FMS	United Kingdom
	HARMONDSWORTH DETENTION SERVICES LTD	51%	51%	FMS	United Kingdom
	UKDS			FMS	United Kingdom
EM	SODEXHO CATALYST ROMFORD HAVERING	25%	25%	FMS	United Kingdom
EM	SODEXHO CATALYST ROEHAMPTON	25%	25%	FMS	United Kingdom
	TILLERY VALLEY FOODS LIMITED			FMS	United Kingdom
	RUGBY HOSPITALITY 2003 LTD	55%	55%	FMS	United Kingdom

		% interest	% voting rights	Principal activity	Country
Europe
	SODEXHO DEFENCE SERVICES LIMITED			FMS	United Kingdom
	SODEXHO LAND TECHNOLOGY LIMITED			FMS	United Kingdom
	SODEXHO INVESTMENTS SERVICES LIMITED			FMS	United Kingdom
N, EM	MANCHESTER ROYAL INFIRMARY PFI	25%	25%	FMS	United Kingdom
EM	PETERBOROUGH PRISON MANAGEMENT LIMITED	33%	33%	FMS	United Kingdom
EM	ASHFORD PRISON SERVICES LIMITED	33%	33%	FMS	United Kingdom
	SODEXHO HOLDINGS LTD			HOL	United Kingdom
	SODEXHO EDUCATION SERVICES LTD			FMS	United Kingdom
	SODEXHO MANAGEMENT SERVICES LTD			FMS	United Kingdom
	SODEXHO HEALTHCARE SERVICES LTD			FMS	United Kingdom
	SODEXHO SUPPORT SERVICES			HOL	United Kingdom
	UNIVERSAL SODEXHO NORWAY			FMS	Norway
	UNIVERSAL SODEXHO HOLDINGS LTD			HOL	United Kingdom
	UNIVERSAL SERVICES EUROPE LTD			HOL	United Kingdom
	UNIVERSAL SODEXHO THE NETHERLANDS BV			FMS	Netherlands
	UNIVERSAL SERVICES EUROPE-ISLANDE			FMS	Iceland
	PRIMARY MANAGEMENT ALDERSHOT	60%	60%	FMS	United Kingdom
EM	MERCIA HEALTHCARE HOLDINGS LTD	25%	25%	FMS	United Kingdom
EM	SOUTH MANCHESTER HEALTHCARE LTD	25%	25%	FMS	United Kingdom
N	RUGBY TRAVEL AND HOSPITALITY’07	80%	80%	FMS	United Kingdom
	SODEXHO HOLDINGS – IRELAND LTD			HOL	Ireland
	SODEXHO IRELAND LIMITED			FMS	Ireland
	SODEXHO BV (sub-group)			FMS	Netherlands
	SODEXHO PASS BELGIQUE			SVC	Belgium
	SPECIAL EVENT			SVC	Belgium
	SODEXHO PASS LUXEMBOURG			SVC	Luxembourg
	SODEXHO PASS GMBH			SVC	Germany
	SODEXHO CARD SERVICES GMBH			SVC	Germany
	SODEXHO PASS SRL			SVC	Italy
	SODEXHO PASS ESPANA			SVC	Spain
	TICKET MENU			SVC	Spain
	SODEXHO PASS AUSTRIA GMBH			SVC	Austria
	SODEXHO PASS LIMITED			SVC	United Kingdom
	SODEXHO PASS HUNGARIA KFT			SVC	Hungary
	SODEXHO PASS BULGARIA			SVC	Bulgaria
	SODEXHO PASS CESKA REPUBLIKA			SVC	Czech Republic
	SODEXHO PASS SLOVAK REPUBLIC			SVC	Slovakia
N	CHEQUE LIST	67%	67%	SVC	Belgium
N	SODEXHO PASS CENTRAL EUROPE			SVC	Netherlands
	SODEXHO PASS POLSKA			SVC	Poland
	SODEXHO RESTORAN SERVISLERI AS	80%	80%	SVC	Turkey
	NETSER	40%	50%	SVC	Turkey
	SODEXHO PASS ROMANIA			SVC	Romania
	CATAMARAN CRUISERS			FMS	United Kingdom
	COMPAGNIE FINANCIÈRE AURORE INTERNATIONAL			HOL	Belgium

		% interest	% voting rights	Principal activity	Country
Asia, Australasia, Middle East
	KELVIN CATERING LTD	49%	49%	FMS	United Arab Emirates

	TEYSEER SERVICES COMPANY	49%	49%	FMS	Qatar
	RESTAURATION FRANÇAISE (NOUVELLE- CALÉDONIE)	72%	72%	FMS	France
	SODEXHO NOUVELLE-CALÉDONIE	54%	54%	FMS	France
	SRRS (LA RÉUNION)			FMS	France
	SODEXHO SINGAPORE			FMS	Singapore
	SODEXHO MALAYSIA			FMS	Malaysia
	SODEXHO HONG KONG LTD			FMS	Hong Kong
EM	SODEXHO HEALTHCARE SUPPORT SERVICES (THAILAND)	26%	26%	FMS	Thailand
	SODEXHO KOREA CO LTD			FMS	Korea
	UNIVERSAL SODEXHO EURASIA			FMS	United Kingdom
	AIMS CORPORATION			FMS	Australia
N, EM	MOWLEM SODEXHO	50%	50%	FMS	Australia
	UNIVERSAL REMOTE SITES SERVICES			FMS	Singapore
	PT UNIVERSAL OGDEN INDONESIA			FMS	Indonesia
	ALTYS MULTI-SERVICES PTY			FMS	Australia
	SODEXHO AUSTRALIA			FMS	Australia
	RUGBY HOSPITALITY 2003 PTY	55%	100%	FMS	Australia
EM	SERCO SODEXHO DEFENCE SERVICES PTY LTD	50%	50%	FMS	Australia
	SODEXHO VENUES AUSTRALIA PTY			FMS	Australia
EM	SERCO SODEXHO DEFENCE SERVICES NEW ZEALAND	50%	50%	FMS	New Zealand
N	SODEXHO NEW ZEALAND			FMS	New Zealand
	UNIVERSAL SODEXHO PTY LTD			FMS	Australia
	SODEXHO TIANJING SERVICE MANAGEMENT
	COMPANY LTD			FMS	China
	SODEXHO (SHANGHAÏ ) MANAGEMENT SERVICES COMPANY LTD
	SODEXHO SERVICES COMPANY LTD SHANGHAI			FMS	China
N, EM	SHANGHAÏ SAIC SODEXHO SERVICES CO. LTD	49%	49%	FMS	China
	SODEXHO (SUZHOU) SERVICES COMPANY LTD			FMS	China
	BEIJING SODEXHO SERVICE COMPANY LTD			FMS	China
	SODEXHO (GUANGZHOU) MANAGEMENT SERVICES LTD			FMS	China
	SODEXHO PASS SHANGHAI			SVC	China
	SODEXHO INDIA			FMS	India
	SODEXHO PASS SERVICES INDIA	74%	74%	SVC	India
	SODEXHO PASS, INC.	60%	60%	SVC	Philippines
	SODEXHO SERVICES LEBANON	60%	60%	FMS	Lebanon
N	UNIVERSAL SODEXHO LAOS				Laos
	SISA.UAE			FMS	United Arab Emirates

		% interest	% voting rights	Principal activity	Country
	Asia, Australasia, Middle East
EM	SODEXHO KAZMUNAÏGAS SERVICES	49%	49%	FMS	Kazakhstan
	SAKHALIN SUPPORT SERVICES	95%	95%	FMS	Russia
	ALLIED SUPPORT			FMS	Russia
Business: FMS = Food and Management Services, SVC = Service Vouchers and Cards, HOL = Holding Company.

Auditors’ Report on the Consolidated Financial Statements for the year ended August 31, 2005

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting, we have audited the accompanying consolidated financial statements of Sodexho Alliance S.A. for the year ended 31 August 2005.

The consolidated financial statements have been approved by the board. Our role is to express an opinion on these financial statements based on our audit.

1.   Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion set out above, we draw your attention to notes 2 and 2.3 to the consolidated financial statements that describe the change in accounting treatment arising from the first application of recommendation N°2003-R01 issued by Conseil National de la Comptabilité on April 1st, 2003 concerning the recognition and measurement of pension and other employee benefits.

2.   Justification of our assessments

In accordance with the requirements of Article L.823-9 of the Code de Commerce (French Commercial Code) relating to the justification of our assessments, we bring to your attention the following matters:

1	As part of our assessment of the accounting rules and principles applied by the Company, we verified the appropriateness of the change in accounting treatment mentioned above and the presentation thereof.

2	The valuation of intangible assets relating to acquisitions (contract portfolios representing market share and goodwill) was reviewed by the Company as described in note 2.8 of the summary of significant accounting policies in the notes to the consolidated financial statements, using in particular the after tax discounted cash flows method.

We have assessed the appropriateness of the methodology applied, reviewed the related documentation which was prepared, and assessed the consistency of the data which was used and in particular the assumptions used in the preparation of the business plans.

3	With regards to the provisions for risks and litigation, our assessment was based on the facts available at the date of this report and as disclosed in paragraphs 1 and 4.8 of the notes to the consolidated financial statements.

These assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3.   Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly sur Seine and Paris La Défense, November 15, 2005

KPMG Audit
PricewaterhouseCoopers Audit	Department of KPMG S.A.

Hubert Toth	Patrick-Hubert Petit
Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Supplemental Information on the Consolidated Financial Statements

1.	Financial ratios

		Fiscal	Fiscal	Fiscal
		2005	2004	2003

	Long-term debt

Financial independence	Shareholders’ equity	0.9	0.8	0.8
	and minority interests

	Permanent capital
Financing		0.9	0.9	0.9
	Fixed and intangible assets

	Borrowings

Debt coverage (in years)	Cash provided by operating	4.6	4.8	6.4
	activities

	Group net income

Return on equity	Group shareholders’ equity	8.0%	9.1%	7.8%
	(before Group net income for the year)

	EBITA
Interest cover		5.5	4.6	3.6
	Net interest expense

2.	Average and closing exchange rates for fiscal 2005

COUNTRY	CURRENCY	CODE	Closing rate August 31, 2005	Average rate Fiscal 2005
			€1 =	€1 =
AFRICA	CFA Franc (thousands)	XAF	0.655957	0.655957
ALGERIA	Dinar (thousands)	DZD	0.090529	0.093078
ARGENTINA	Peso	ARS	3.551700	3.728896
AUSTRALIA	Dollar	AUD	1.634300	1.671102
BRAZIL	Real	BRL	2.873800	3.293194
BULGARIA	Lev	BGN	1.955700	1.955817
CANADA	Dollar	CAD	1.455200	1.568643
CHILE	Peso (thousands)	CLP	0.664820	0.742737
CHINA	Yuan	CNY	9.880100	10.503222
COLOMBIA	Peso (thousands)	COP	2.810790	3.057861
COSTA RICA	Colon (thousands)	CRC	0.590080	0.591113
CZECH REPUBLIC	Koruna (thousands)	CZK	0.029568	0.030507
DENMARK	Krone	DKK	7.458200	7.443566
HONG KONG	Dollar	HKD	9.481100	9.908374
HUNGARY	Forint (thousands)	HUF	0.244480	0.247045
ICELAND	Krona	ISK	76.95000	82.067149
INDIA	Rupee (thousands)	INR	0.053800	0.056239
JAPAN	Yen (thousands)	JPY	0.136060	0.136146
KAZAKHSTAN	Tenge (thousands)	KZT	0.166050	0.168671
KOREA	Won (thousands)	KRW	1.266760	1.329131
LEBANON	Pound (thousands)	LBP	1.838700	1.916012
MALAYSIA	Ringgit	MYR	4.601000	4.823012
MEXICO	Peso	MXN	13.129900	14.101977
MOROCCO	Dirham	MAD	10.998500	11.070664
NEW ZEALAND	Dollar	NZD	1.774400	1.812063
NIGERIA	Naira (thousands)	NGN	0.160880	0.169246
NORWAY	Krone	NOK	7.866000	8.124647
OMAN	Rial	OMR	0.469000	0.489033
PANAMA	Balboa	PAB	1.219800	1.272469
PERU	New Sol	PEN	4.001600	4.172270
PHILIPPINES	Peso	PHP	68.608000	70.688950
POLAND	Zloty	PLN	4.031500	4.145737
POLYNESIA	CFP Franc	XPF	119.3317	119.3317
QATAR	Riyal	QAR	4.440100	4.629685
ROMANIA	New Leu	RON	3.506600	3.756989
RUSSIA	Rouble (thousands)	RUB	0.034848	0.036006
SAUDI ARABIA	Riyal	SAR	4.574900	4.772615
SINGAPORE	Dollar	SGD	2.059200	2.109395
SLOVAKIA	Koruna (thousands)	SKK	0.038765	0.038995
SLOVENIA	Tolar (thousands)	SIT	0.239500	0.239697
SOUTH AFRICA	Rand	ZAR	7.939200	7.910972
SWEDEN	Krona	SEK	9.340100	9.144997
SWITZERLAND	Swiss Franc	CHF	1.548500	1.541784
TANZANIA	Schilling (thousands)	TZS	1.385240	1.392762
THAILAND	Baht	THB	50.441000	51.082459
TUNISIA	Dinar	TND	1.617200	1.599005
TURKEY	New Lira	TRL	1.648900	1.754668
UNITED ARAB EMIRATES	Dirham	AED	4.479700	4.673606
UNITED KINGDOM	Pound	GBP	0.682900	0.687456
UNITED STATES	Dollar	USD	1.219800	1.272592
VENEZUELA	Bolivar (thousands)	VEB	2.625500	2.570443

3.	Five-Year Financial Summary

	August 31,	August 31,	August 31,	August 31,	August 31,
(€ million)	2005	2004	2003	2002	2001

SHAREHOLDERS’ EQUITY

Group	2,136	2,192	2,249	2,398	2,405

Minority interests	20	25	67	73	131

	2,156	2,217	2,316	2,471	2,536

BORROWINGS

Long-term borrowings	1,853	1,726	1,881	2,420	2,174

Short-term borrowings	87	402	607	273	607

FIXED ASSETS, NET

(including deferred charges, excluding loans and other financial assets)	4,418	4,483	4,792	5,140	5,284

CASH AND EQUIVALENTS (excluding provisions)	1,369	1,221	1,286	1,330	1,213

NET DEBT	571	907	1,202	1,363	1,568

REVENUES	11,672	11,494	11,687	12,612	11,943

EBITA	530	515	514	528	586

Consolidated net income (before minority interests and goodwill amortization)	229	256	233	263	249

Minority interests	10	14	9	13	67

Goodwill amortization	60	59	62	67	44

GROUP NET INCOME	159	183	162	183	138

Average number of shares(1)	159,026,413	159,022,697	159,021,546	158,814,504	138,180,536	(2)

Earnings per share (in euros)	1.00	1.15	1.02	1.15	1.00

Dividends per share (in euros)	0.75	0.70	0.61	0.61	0.56

Share price as of August 31 (in euros)	28.18	21.58	26.68	29.90	53.00

Share price high during fiscal year	29.78	28.15	30.83	55.75	60.10	(3)
Share price low during fiscal year	19.37	20.16	17.95	25.10	42.00	(3)

(1)	Arithmetical average of the average monthly number of shares

(2)	The number of shares for fiscal 2001 was adjusted for the March 7, 2001 4-for-1 stock split

(3)	Adjusted as per note (2)

4.	Investment Policy

Sodexho operates in sectors where investment in property, plant and equipment and intangible assets averages only around 2% of consolidated revenues over the long run.

The Group’s investment policy is primarily focused on organic growth and investing in client sites.

(€ million)	Fiscal 2005	Fiscal 2004	Fiscal 2003

Acquisitions of property, plant and	201	176	239
equipment and intangible assets
Acquisitions of equity interests	5	79	37

5.	Employee profit-sharing

Amounts paid by the Group in employee profit-sharing for the last five fiscal years were as follows (in € million):

Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

12.0	12.3	8.3	8.1	8.0

6.	Litigation

• McReynolds vs. Sodexho, Inc.

On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., later known as Sodexho Marriott Services, Inc. and now known as Sodexho, Inc., filed a lawsuit alleging that they and other African-Americans were discriminated against in promotions on the basis of their race.On June 25, 2002, the district court certified the case as a class action for purposes of determining liability.On April 27, 2005, Sodexho, Inc. agreed to settle the lawsuit in order to avoid protracted legal proceedings, but without admitting liability.The Judge subsequently approved the settlement on August 10, 2005.

Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class’ attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. The Group anticipates that these payments will be made during the second half of fiscal 2006.

A supplementary exceptional provision of $78 million (€61 million) has been recognized in the financial statements for fiscal 2005, to cover settlement payments and defense costs net of insurance monies recoverable.

This settlement had a net negative impact of €38 million on the consolidated income statement for the year ended August 31, 2005.

     • Sodexho Pass do Brazil

Following an investigation into the financial condition of Banco Santos by the intervenor representing the Central Bank of Brazil, Sodexho Pass do Brazil is involved in disputes with Banco Santos and a mutual fund concerning the existence of balances outstanding for the principal amount of €18 million. Sodexho Pass do Brazil and Banco Santos have each commenced legal proceedings against the other in this matter. Sodexho Pass do Brazil vigorously denies that it owes any amounts in connection with these balances.

Employment and Environmental Information

1.	Employment Information

Social information pertaining to Sodexho’s worldwide operations, in particular in France, is provided below. Further information is available in the chapter on “Sustainable development” in this Reference Document, on pages 21 and following.

1.1. Worldwide

1.1.1. Group workforce as of August 31, 2005

Non-managerial	Managerial	Total
285,296	39,150	324,446

1.1.2. Recruitment by grade1

Percentage of recruits on permanent contract (excluding staff assumed from other service-providers) relative to average workforce

Non-managerial	Managerial	Total
45.7%	12.8%	41.6%

[1]	Scope = 94% of Group employees at August 31, 2005.

Number of recruits by category

Non-managerial	Managerial	Total
118,684	4,772	123,456

1.1.3. Employee training by grade1

Percentage of average workforce who have undergone training

Non-managerial	Managerial	Total
59.0%	76.3%	61.1%

Number of employees who have undergone training

Non-managerial	Managerial	Total
157,980	28,630	186,610

Number of training days2

521,267 days

1.1.4. Internal promotion3

Internal promotion	Site manager	Manager
	25.5%	38.1%

During fiscal 2005, the Group made 1,869 internal promotions comprising 1,545 promotions to site manager grade and 324 to manager grade.

1.1.5. Work-related accidents by grade 3

Percentage of work-related accidents relative to average workforce

Non-managerial	Managerial	Total
3.4%	1.0%	3.1%

Number of work-related accidents

Non-managerial	Managerial	Total
8,919	378	9,297

[1]	Scope = 97% of Group employees as of August 31, 2005.
[2]	Scope = 100% of Group employees as of August 31, 2005.
[3]	Scope = 96% of Group employees as of August 31, 2005.

1.2. France

The following information relates to all Sodexho’s operations in France, including Food and Management Services, Service Vouchers and Cards, Group holding companies and Sodexho Alliance.

1.2.1. Workforce

At August 31, 2005, the total workforce of Sodexho in France was 31,279.

56% of the workforce is female. By grade, females account for 64% of front-line staff, 24% of supervisory staff and 27% of managerial staff.

The average age is 39.1 years.

1.2.2. Employment

5,705 staff were recruited on permanent contract during fiscal 2005, comprising 3,032 by direct recruitment, 823 by conversion of fixed-term contracts into permanent contracts, and 1,850 by taking over staff from other service-providers.

Taking over staff from other service-providers is inherent to our business. A change of service-provider involves transferring the contracts of employment of staff at the sites managed.

As at August 31, 2005, 12% of the workforce were on fixed-term contract.
During fiscal 2005, employment on fixed-term contract accounted for only 14% of hours worked and temporary agency work for 2%. These are basically jobs designed to provide temporary replacements and to cope with spikes in workload.
114,532 hours of overtime were worked in fiscal 2005, or 0.3% of hours worked.

During fiscal 2005, 1,108 employees had their contract of employment terminated. Of these, 32 were for economic reasons, including 9 related to the closure of the Japanese Seijo Kientzeim school.

1.2.3. Internal promotion

Internal promotion is a key feature of Sodexho human resources policy. In fiscal 2005, 228 staff were promoted to a higher grade in France, with 173 staff promoted to supervisor and 55 supervisors becoming managers.

Sodexho provides genuine opportunities for social mobility and career advancement. In Food and Management Services, the percentage of posts filled internally was 100% for regional directors, 60% for sales directors, and 67% for district managers. In addition, 33% of district manager posts filled internally were taken by former site managers. In all, 12% of employees in this activity were promoted internally in fiscal 2005.

1.2.4. Organization of working hours

Except for Sodexho Prestige, which accounts for less than 1% of the total workforce, the working week is 35 hours (34.87 hours for most subsidiaries).

In fiscal 2005, 72% of the workforce worked full-time. 28% of the workforce worked part-time, comprising 6% “school-year” workers, 13% working more than 25 hours per week, and 9% working less than 25 hours per week.

1.2.5. Absenteeism

The average absenteeism rate was 9.23% for the workforce as a whole. The three main reasons for absenteeism were sickness (52%), authorized paid leave and unpaid leave (31%), and work-related travel-to-work accidents (10%).

1.2.6. Compensation

The average annual salary for a full-time front-line employee was €18,158, 19.5% higher than the legal minimum wage1.

The average compensation of full-time female employees was:
-	79% of that of males (managerial grade)
-	92% of that of males (supervisory grade)
-	89% of that of males (front-line grade)
The above grades each cover different kinds of work.

Statutory and voluntary employee profit-sharing (part IV of Book IV of the French Labor Code)
Profit-sharing agreements operate within Sodexho’s French subsidiaries. The share of profits allocated to employees during fiscal 2005 was €11,789,913.

1.2.7. Social security charges

In the year to August 31, 2005, social security charges accounted for 22.62% of the compensation of front-line staff. The employer’s contribution was 46.11% for social security and welfare schemes, and 5.35% for social and cultural activities, training, apprenticeships, construction and transport.

1.2.8. Collective agreements

34 collective agreements were signed in fiscal 2005, including two profit-sharing agreements. Sodexho’s French subsidiaries each organized annual pay negotiations with trade unions.

All employees of subsidiaries in France are covered by collective agreements.

1.2.9. Health and Safety

The frequency rate* of work-related accidents was 50.52, and the severity rating* was 1.66. The Health and Safety and Working Conditions Committee met 21 times in fiscal 2005. As part of our general legal duty on health and safety:

-	all new recruits receive initial training familiarizing them with their work area, informing them of the risks to which they will be exposed, and telling them what action they should take in the event of an accident;

-	as a service-provider on premises usually owned by the client, Sodexho draws up an accident prevention plan jointly with the client, based on an assessment of the risks and potential interference between our activities;

-	we produce a single document, the “Work-related Risk Assessment”, which identifies dangers, analyzes risks and indicates preventive action to be taken.

* See Glossary for definition

1	Legal minimum gross wage in euros for a 34.87-hour working week.

1.2.10. Training

Total expenditure on training by all Sodexho businesses in France represented 2.26% of total payroll. 7,995 people received training, which means that on average 1 in 4 employees receive training each year.

The rate of female participation in work-related training is improving, and should eventually match that of female representation in the workforce.

There were 17,950 training days in fiscal 2005.

In Food and Management Services France, over 250 front-line staff and supervisors are enrolled in qualifying courses (preparatory to or supporting career development), of whom 50% are female.

This career development program for female workers, which is regarded as experimental, is co-financed in the Greater Paris region by the European Social Fund and monitored by the Ministry of Labor and the MEDEF Employers’ Association.

Sodexho favors in-house training, especially for skills-acquisition at our various sites. More than 100 managers and supervisors (including specialist trainers, line managers and support managers) regularly run training sessions. Wherever possible, training sessions take place on site.

1.2.11. Employment and placement

In early 2004, Sodexho took an equity interest in SIPEMI, an employment and placement investment company, which it jointly manages. SIPEMI is an open-ended capital company whose object is “the financing of enterprises dedicated to employment and placement”. SIPEMI was set up on the initiative of the REALISE and VITAMINE T not-for-profit associations, which control and monitor two groups of placement companies: Groupe ID’EES and Groupe VITAMINE T.

     • Disabled workers

In France, Sodexho employs 570 disabled workers, including 11 managers and 61 supervisors.

Within the health and welfare segment, Sodexho manages and trains 200 disabled workers at 40 sites in France. These workers are officially employed by a Work Assistance Center or a Protected Workshop.

A survey of disabled employment within Sodexho in France was carried out by the firm Alinéa Conseil in late 2004/early 2005.

Sodexho is currently the only food service company with a division specializing in providing services to homes for the disabled. We have developed a range of services (catering, maintenance, entertainment, etc) tailored to residents’ specific mental or physical disabilities.

Through its involvement in life planning at 700 health and welfare sites in France, Sodexho is helping to achieve recognition and integration for the disabled. The three aims of Sodexho’s policy are: to promote recognition, facilitate placement in employment, and help people to achieve their potential.

     • Prisoners

Under a contract with the Minister of Justice, Siges is involved in the rehabilitation of offenders. At the prisons where it operates, Siges provides personalized training sessions for inmates and runs “Career Development Centers”. These aim to enhance employability by developing, evaluating, recognizing and validating the experience acquired in our businesses – food service, laundry, maintenance, production and cleaning – to prepare inmates for their re-entry into society.

Our ongoing commitment to rehabilitation involves the recruitment of former prisoners to jobs for which they are qualified. Two former prisoners were hired in fiscal 2005, one in the Greater Paris region and the other in northern France.

In fiscal 2005, Siges also helped 50 former prisoners, both men and women, to return to employment at various companies.

     • Unskilled youth unemployment

Sodexho contributed to the nationwide drive to reduce unskilled youth unemployment by signing up to the Apprenticeship Charter in June 2005. This will involve increasing the number of apprentices in the Food and Management Services division by 20% over the next two years.

1.2.12. Welfare

The contribution to the financing of social and cultural activities promoted by the various Works Councils represented 1.8% of payroll.

2.	Environmental Information

As part of its Sustainable Development policy, Sodexho is committed to protecting the environment wherever it operates. Respect for the environment involves creating the right framework for quality of life. In all countries where it operates, Sodexho complies with legislation on the preservation of natural resources, and has always taken into account the concerns of its clients and consumers in this area.

Although our business is not regarded as polluting, 76% of our operating entities have implemented environmental initiatives. Most subsidiaries have established operational guidelines for the overall management of their environmental impacts in countries as diverse as Australia, Scotland, Denmark, Turkey and Peru, which have received ISO 14001 certification. These policies are used as examples by other subsidiaries developing innovative approaches to environmental protection, with practices then enshrined in local guidelines. A policy of adopting best practice is becoming the norm within the Group, and Sodexho is active in four areas:

  Preventing pollution
  Recycling
  Saving energy
  Water consumption

2.1. Preventing pollution

Sodexho is committed to making every effort to analyze, treat and reduce any pollution created by its business.

In several European countries (Scandinavia and the Netherlands), the priority is to reduce toxic chemicals and to use biodegradable detergents. The use of cleaning products that are free of chlorine and phosphates is recommended. In some countries with more advanced environmental regulations, products like bleaching agents and detergents are prohibited. In Italy, steam cleaners have been introduced which clean floors without the use of chemicals.

Through its Remote Site Management activities, the Group has developed expertise in soil remediation. In Kosovo, this involved removing soil polluted by waste oil and light fuel oils and treating it bacterially, cutting hydrocarbon concentrations to near zero.

In response to the Kyoto protocol targets, the Group is also taking action to reduce greenhouse gas emissions. For example, in Remote Site Management, Sodexho arranges for gas recovery when maintenance is carried out on refrigeration and air-conditioning plants. In Service Vouchers and Cards, there are initiatives to reduce carbon dioxide emissions. In Italy, carbon dioxide emissions from our operations are offset by planting the requisite number of trees. Meanwhile, in the Czech Republic, Sodexho has launched a “Tree for Life” program, under which our paper supplier has planted 34 trees at our request to offset our environmental impact.

A major initiative has been the drive to switch to environmentally-friendly paper. For the fourth year running, the Group has printed its corporate documents (Reference Documents, digests, brochures) on recycled paper containing a minimum of 80% of fibers recyclable post-consumption. Our “Ethical Principles and Sustainable Development Contract” brochure was printed on environmentally-friendly recycled paper. At the last Annual General Meeting, the documents for shareholders were supplied in environmentally-friendly recycled paper bags. And at many subsidiaries, communications materials are now printed on “environmental” grade paper.

The Group is committed to paper recycling. In Service Vouchers and Cards, used vouchers and other paper are recycled. This approach is gradually being rolled out across all countries where the Group operates.

In some countries (the Middle East, Canada and the United States), disposable plastic tableware is being phased out in favor of china.

In Iceland, the environmental impact of our vehicles is also taken into consideration, and under an environmental protection program, the drivers of four-wheel drive vehicles are encouraged to use special roads to avoid damaging wilderness areas with their large tires.

These measures are supported on the ground by awareness and training programs. For example, Sodexho has teamed up with city authorities and teachers in Italy to organize educational projects to raise young people’s environmental awareness.

2.2. Waste recycling

Waste produced by Sodexho mainly relates to products used in the preparation of meals (plus leftovers), and in various cleaning activities.

Approximately 95% of waste comprises packaging and organic matter, in roughly equal proportions. The rest is fat and soap residues. Packaging is mainly paper and board, plastic, glass, metal and wood.

For several years, Sodexho has systematically complied with waste collection plans. However, increasingly Sodexho is encouraging its suppliers and partners to:

-    significantly reduce inner and outer packaging,
-    use recyclable or recycled materials wherever possible,
-    re-use pallets and boxes.

At Sodexho sites in France and Brazil, waste oil is generally collected and recycled by a single local-authority approved service-provider.

At local level, where the facilities exist, Sodexho arranges for its organic waste to be collected for recycling, either through composting or through methanation.

Many countries already have selective waste sorting programs. Germany has the "Grüner Punkt" recycling program for certain recyclable wastes. In the Netherlands, there is a program to sort waste into 6 categories (organic, residual, paper and board, glass, cans and plastic), and Sodexho has installed color-coded bins with photographs to encourage consumers to sort their own waste.

Waste management strategies are in use in our Remote Site Management operations, because of the distance from urban centers, with selective sorting helping to reduce waste. At some offshore installations, there are programs to minimize non-organic waste: paper and board are incinerated, cans are crushed on site and battery fluid is tipped into a special container. In the Netherlands, Sodexho recycles laminated waste by compacting different kinds of waste.

2.3. Saving energy

Energy is provided by clients. In most cases, Sodexho has no direct control over energy consumption because there are no meters at our production centers. Electricity and gas are used, and often a combination of the two. Sodexho is aware of concerns about the exhaustion of fossil fuels, and is actively seeking ways to save energy at its sites.

Technical services departments are actively involved in cutting water and energy consumption by:

-    selecting low-energy cooking and washing equipment;
-    systematically using equipment like time switches that automatically reduce consumption;
-    using heat pumps;
-    choosing environmentally-friendly vehicles.

Effective maintenance ensures that equipment remains in optimal condition for as long as possible, thereby helping to protect the environment.

Management make sure that staff understand how to use equipment properly, so as to reduce energy use. Simple training initiatives can help reduce the environmental impact of our operations.

In Germany, all central kitchens are equipped with energy optimization systems. In Italy, Sodexho has chosen two electrically powered trucks and eight hybrid vehicles running on petrol and methane to transport school meals for the district of Sesto San Giovanni (Milan).

2.4. Water consumption

Waste water is treated before being discharged into the sewerage system, either upstream by careful use of automatic detergent dispensers, or downstream via various installed retention systems (grease and starch traps). These facilities are scrupulously maintained to optimize their effectiveness and thereby produce waste water that is easily treatable by municipal systems.

Because of the importance of protecting the environment, Sodexho not only makes every effort to identify and reduce the risks associated with its business, but also provides practical solutions for its clients and the general public.

Our environmental protection initiatives have been recognized at the highest level: Sodexho received official sponsorship from the Secretary of State for Sustainable Development following an award granted by the south-eastern France regional environment agency at the latest “Sustainable Development Week”.

Sodexho is proud to be one of the main private-sector partners of Eco Maires, an association of French mayors dedicated to the environment and sustainable development. In Belgium, Sodexho has obtained ISO 14001 certification at the European Parliament Liège site.

Sodexho is continuing to develop its environmental risks prevention policy and, as part of its Sustainable Development commitment, undertakes to clients that it will protect the natural sites where it operates.

SODEXHO ALLIANCE Individual Company Financial Statements

1.	Income Statement

(in € thousand)	Note	Fiscal 2005	Fiscal 2004	Fiscal 2003

REVENUES	3	43,189	47,278	65,742

Other income		133,937	91,460	62,599

Purchases		(3,275)	(3,155)	(2,935)

Employee costs		(16,333)	(15,673)	(16,699)

Other external charges		(82,919)	(75,378)	(56,319)

Taxes other than income taxes		(5,632)	(2,768)	(3,528)

Depreciation and increase in provisions		(2,395)	(5,099)	(3,939)

OPERATING PROFIT		66,572	36,665	44,921

Financial income/(expense), net	4	17,642	32,883	(973)

Exceptional income/(expense), net	5	(21,584)	(379)	14,162

Income taxes	6	14,468	18,321	21,152

NET INCOME		77,098	87,490	79,262

2.	Balance sheet

ASSETS (€ thousand)	Note	August 31, 2005	August 31, 2004	August 31, 2003

FIXED AND INTANGIBLE ASSETS, NET

Intangible assets		3,719	3,570	3,484

Property, plant and equipment		6,639	6,289	6,013

Financial investments		4,219,079	4,210,283	4,246,367

• Total fixed and intangible assets, net		4,229,437	4,220,142	4,255,864

CURRENT AND OTHER ASSETS

Accounts receivable		40,900	20,381	23,869

Prepaid expenses, other receivables and other		16,999	66,486	159,671

Marketablet securities		75,222	52,442	84,080

Cash		20,259	21,386	15,530

• Total current and other assets		153,380	160,695	283,150

TOTAL ASSETS		4,382,817	4,380,837	4,539,014

LIABILITIES AND SHAREHOLDERS’ EQUITY (€ thousand)		August 31, 2005	August 31, 2004	August 31, 2003
Note

SHAREHOLDERS’ EQUITY	16

Common stock		636,106	636,106	636,086

Additional paid in capital		1,185,828	1,185,828	1,185,728

Reserves and retained earnings		848,341	889,600	897,649

• Total shareholders’ equity		2,670,275	2,711,534	2,719,463

• Provisions for contingencies and losses		35,368	5,433	12,709

LIABILITIES	17

Borrowings		1,598,468	1,600,469	1,763,450

Accounts payable		18,392	12,844	7,619

Other liabilities		60,314	50,557	35,773

• Total liabilities		1,677,174	1,663,870	1,806,842

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,382,817	4,380,837	4,539,014

3.	Statement of Cash Flows

(€ thousand)	Fiscal 2005	Fiscal 2004	Fiscal 2003

OPERATING ACTIVITIES

Net income	77,099	87,490	79,262

Depreciation and increase in provisions	19,279	(3,706)	19,288

Net (gain)/loss on disposals and other items, net of tax	525	3,878	(28,784)

• Cash provided by operating activities	96,903	87,662	69,766

Change in working capital from operating activities	42,694	116,739	(85,439)

• Net cash provided by (used in) operating activities	139,597	204,401	(15,673)

INVESTING ACTIVITIES

Acquisitions of fixed assets	(10,443)	(185,192)	(158,156)

Disposals of fixed assets	76	384	46,174

Change in other financial assets	(215)	0	0

Change in working capital from investing activities	513	(1,436)	(2,414)

• Net cash used in investing activities	(10,069)	(186,244)	(114,396)

FINANCING ACTIVITIES

Dividends paid to parent company shareholders	(109,248)	(95,539)	(96,431)

Increase in shareholders’ equity	0	120	4

Proceeds from borrowings	395,396	268,019	120,000

Repayment of borrowings	(398,019)	(424,898)	0,

Change in bank overdrafts	837	(2,032)	(1,113)

Change in working capital from financing activities	(663)	212,661	31,499

• Net cash provided by/(used in) financing activities	(111,697)	(41,669)	53,959

INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	17,831	(23,512)	(76,110)

Cash and equivalents as of beginning of period	73,828	99,610	162,291

Plus: provisions as of beginning of period	3,822	1,552	14,981

Cash and equivalents as of end of period	95,481	73,828	99,610

Add: provisions as of end of period	0	3,822	1,552

INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	17,831	(23,512)	(76,110)

Notes to the Individual Company
Financial Statements

1. Significant Events

Repayment of May 2004 revolving credit facility

On May 18, 2005, Sodexho Alliance repaid in full all amounts outstanding on the revolving credit facility arranged in May 2004.

New revolving credit facility of €460 million and $700 million

On April 29, 2005, Sodexho Alliance and Sodexho, Inc. signed a new multi-currency revolving credit facility of a maximum amount of €460 million plus $700 million. This facility expires on April 29, 2010, but may be extended at the request of Sodexho Alliance, subject to consent from the lenders, initially to April 29, 2011 and subsequently to April 26, 2012. Initial drawdowns under this new facility were used to repay the May 2004 revolving credit facility, under which €80 million had been borrowed. At August 31, 2005, Sodexho Alliance had drawn down €30 million under this new facility.

2. Summary of Significant Accounting Policies

The individual company financial statements have been prepared in accordance with the Plan Comptable Général of 1999 and in accordance with regulation no. 99-03 issued by the Comité de la Réglementation Comptable (CRC).

The valuation and presentation rules used are the same as those used in the prior year, except for the application of position statement no. 2005-G issued on October 12, 2005 by the Urgent Issues Committee of the Conseil National de la Comptabilité (see Note 2.6).

The financial statements have been prepared using the historical cost convention. Amounts in tables are in thousands of euros.

Exceptional items comprise items that do not relate to ordinary activities, and certain items that do relate to ordinary activities but are of an exceptional nature.

The balance sheet and income statement of Sodexho Alliance include amounts for branches in France and in French overseas departments and territories.

2.1. Fixed assets

Fixed assets are valued at acquisition cost.

Depreciation is calculated over the useful life of the asset using the straight-line method, which is regarded as being the best reflection of the underlying economic reality.

Intangible assets

Software is amortized over 4 to 5 years, depending on its useful life.

Property, plant and equipment

The principal straight-line depreciation rates used are:

•	Buildings	5%
•	General fixtures and fittings	10% and 20%
•	Plant and machinery	10% – 25%
•	Vehicles	25%
•	Office and computer equipment	20% and 25%
•	Other property, plant and equipment	10%

Financial investments

Shares in companies and other financial investments are carried at cost. At each balance sheet date, a provision for impairment is recorded if the value in use is less than book value.

The value in use of investments is determined on the basis of net asset value, profitability and the future prospects of the investee.

For the most significant of these investments, we also evaluated impairment by comparison of the carrying value to a value in use based on discounted future cash flows, using the following parameters:

  after-tax cash flows derived from 3-year business plans prepared by management, and extrapolated after the initial 3-year period using a growth rate specific to the business activity and geographic region;

a discount rate based on the average cost of capital.

Based on the estimated value in use, an investment may be maintained at a carrying amount in excess of the share of book net assets held.

Long-term receivables are carried at face value. A provision for impairment is recorded where the recoverable amount is less than the carrying amount.

2.2. Inventories

Raw materials and consumable items are measured at acquisition cost using the FIFO (first in, first out) method. A provision is recorded where the recoverable amount is less than the carrying amount.

2.3. Accounts receivable

Accounts receivable are carried at face value. An allowance for doubtful accounts is recorded where the recoverable amount is less than the carrying amount.

2.4. Foreign currency translation

Foreign-currency revenues and expenses are translated using the exchange rate as of the transaction date. Foreign-currency liabilities, receivables and cash are translated in the balance sheet at the closing rate, unless they are hedged. Any difference arising from the retranslation of foreign-currency liabilities and receivables using the closing exchange rate is recorded in the balance sheet in an asset or liability account. A provision for contingencies and losses is recorded with respect to unrealized foreign exchange losses included in assets.

2.5. Retirement benefits

Retirement benefit obligations due to active employees by law or under collective agreements are recorded off balance sheet. Commitments under complementary retirement plans are estimated using the projected unit credit method based on final salary; they are also recorded off balance sheet, net of any funding for the plan.

2.6. French tax consolidation

Sodexho Alliance is the lead company in the French tax group, which comprises all qualifying French subsidiaries. Sodexho Alliance has sole liability for income taxes for the whole of this tax group. Each company included in the group tax election recognizes the income tax for which it would have been liable had there been no group tax election. Any gains or losses with respect to corporate income tax arising from the group tax election are recognized in the Sodexho Alliance financial statements.

In the light of position statement no. 2005-G issued on October 12, 2005 by the Urgent Issues Committee of the Conseil National de la Comptabilité on the conditions under which a provision may be recognized in the books of a parent company covered by a group tax election, Sodexho Alliance has opted for the following accounting treatment:

- An exceptional tax charge has been recognized in the financial statements of Sodexho Alliance to cover the effect of subsidiary tax losses utilized to offset income in the group tax election which will probably be reclaimed by the subsidiary. Tax losses incurred by operating subsidiaries are regarded as probable of utilization by the subsidiary, given that the subsidiary will be able to offset such losses against income once it returns to profitability. The effect of tax losses incurred by investment holding companies (which are structurally loss-making) or subsidiaries that are unable to reclaim tax losses due to legal restructuring (merger or liquidation) are not covered by a provision, but are disclosed in the notes to the individual company financial statements.

- In accordance with Position statement no. 2005-G this new accounting treatment is treated as a change in accounting method, with the effect recorded in shareholders’ equity in the opening balance sheet. Only movements during the period (tax losses incurred by subsidiaries in the period and tax losses reclaimed by profit-making subsidiaries) are recognized in the income statement.

3. Analysis of revenues

Revenues by business activity

• Food and Management Services	21,966
• Holding company services	21,223

Total	43,189

Revenues by geographical region

• France	33,749
• French overseas departments and territories	9,440

Total	43,189

4. Financial income, net

Dividends received from subsidiaries and investments	87,325
Interest income	14,088
Interest expense	(83,860)
Net foreign exchange gain/(loss)	(1,076)
Net change in provisions for financial items	1,165
TOTAL	17,642

5. Exceptional items

Net increase in provision for negative net assets of	(6,490)
equity investments

Net expense on treasury shares and commitments	(4,650)
under stock option plans

Other increases in provisions for contingencies and	(3,778)
losses

Net increase in provisions for tax losses reclaimable	(3,566)
by subsidiaries included in group tax election

Debt waivers	(2,015)

Net loss on asset disposals	(525)

Other items	(560)

TOTAL	(21,584)

The net expense on treasury shares and commitments under stock option plans comprises:

-	the release of the provision for impairment of treasury shares recorded in the balance sheet at August 31, 2004 (€3,065 thousand);
-	the amount charged in fiscal 2005 to the provision for shares to be acquired in connection with stock option plans (€7,441 thousand);
-	the loss realized in fiscal 2005 on treasury shares sold in connection with the exercise of stock options (€274 thousand).

The net increase in provisions for tax losses reclaimable by subsidiaries included in the group tax election is the net effect for fiscal 2005 of tax losses generated by subsidiaries and used for offset by Sodexho Alliance and of tax losses reclaimed by profit-making subsidiaries.

6. Analysis of income tax expense
	Pre-tax	Income		After-tax
	income	taxes		income

Operating profit	66,572	(22,972)		43,600

Financial income, net	17,642	22,768		40,410

Exceptional items	(21,584)	14,672		(6,912)

Total	62,630	14,468	(1)	77,098

(1) Includes a €10.1 million tax gain arising from the French group tax election.

7. Fixed assets
	Gross value as of	Additions in	Decreases in	Gross value as of
	August 31, 2004	the period	the period	August 31, 2005

Intangible assets	5,520	360	644	5,236

Property, plant and equipment	14,010	1,989	2,298	13,701

Financial investments

- Equity investments	4,157,579	8,095	201	4,165,473

- Receivables related to equity
investments	131,041	844	396	131,489

- Other financial assets	2,077	279	118	2,238

Total financial investments	4,290,697	9,218	715	4,299,200

TOTAL FIXED ASSETS	4,310,227	11,567	3,657	4,318,137

Equity investments

Companies created and acquired

In October 2004, Sodexho Alliance acquired 182 shares (a 100% interest) in Universal Sodexho Netherlands from Universal Services Europe Ltd. This acquisition was followed by a capital increase of €1 million (10,000 shares).

In July 2005, Sodexho Alliance acquired 1,472 shares in Sodexho MM Catering (its Austrian subsidiary) from a minority shareholder, taking its interest to 100%.

The following operating companies were created during fiscal 2005:

  Universal Sodexho Laos Pvt Ltd, 100% owned by Sodexho Alliance.
  Sodexho Support Services Co Ltd, a Thai company 74% owned by Sodexho Alliance.

Capital increases Sodexho Alliance carried out capital increases for the following subsidiaries:

-	Universal Sodexho North Africa (August 2005, €530 thousand).

-	Universal Sodexho Afrique (October 2004, €2 million).

-	Sodexho Malaysia (February 2005, €163 thousand).

-	Sodexho Maroc (February 2005, equivalent of €319 thousand).

-	Sodexho Venezuela (February 2005, equivalent of €181 thousand).

-	Sodexho Korea (November 2004, €125 thousand).

-	Sodexho Hellas, a Greek subsidiary (February 2005, €445 thousand).

-	Sodexho Argentine (February 2005, equivalent of €938 thousand). At the same time, Sodexho Alliance sold 262,443 shares to Sofinsod.

-	Excel SAS (March 2005, €1.8 million). At the same time, Sodexho Alliance acquired shares previously held by other Group companies to increase its interest to 100%.

-	Sodexho Healthcare Support Services Co Ltd, a Thai company (€39 thousand).

Only four of these capital increases resulted in a change in Sodexho Alliance’s interest:

-	Sodexho Hellas, increased from 55.87% to 58.44%

-	Sodexho Argentina, reduced from 99.99% to 95.56%

-	Sodexho Malaysia, increased from 95.19% to 96.98%

-	Excel SAS, increased from 97.2% to 100%

8. Depreciation and amortization

	Accumulated			Accumulated
	as of August	Increases	Decreases	as of August
	31, 2004	in the period	in the period	31, 2005

Intangible assets	1,950	203	637	1,516

Property, plant and	7,721	1,273	1,932	7,062
equipment

TOTAL	9 671	1,476	2,569	8,578

9. Maturities of receivables and other assets

	Gross value	Less than 1 year	More than 1 year	Amortization and provisions	Carrying amount
Equity investments	4,165,473		4,165,473	80,017	4,085,455
Receivables related to equity investments	131,489	728	130,761		131,489
Other investment securities	431		431	104	326
Loans receivable	1,228		1,228		1,228
Deposits and guarantees	580	4	576		580
Sub-total: other financial assets	2,239	4	2,235	104	2,135
TOTAL FINANCIAL INVESTMENTS	4,299,200	732	4,298,469	80,122	4,219,079
Accounts receivable	44,490	44,490		3,590	40,900
Inventories	236	236			236
Advances to suppliers	237	237			237
Other operating receivables	5,847	5,847		13	5,834
Related companies	7,500	7,500			7,500
Prepaid expenses	1,554	1,554			1,554
Deferred charges	3,782	2,822	959	2,444	1,338
Unrealized foreign exchange losses	299	299			299
Sub-total: prepaid expenses, other receivables and other assets	19,455	18,496	959	2,458	16,998
TOTAL	63,946	62,986	959	6,048	57,898
TOTAL ASSETS	4,363,146	63,718	4,299,428	86,170	4,276,977

There are no bills of exchange included in receivables.

10. Deferred charges

Deferred charges comprise:

		Accumulated
	Gross value as of	amortization as of	Carrying amount as
	August 31, 2005	August 31, 2005	of August 31, 2005

Issuance costs: 1999 10-year bond issue	3,782	2,444	1,338

TOTAL	3,782	2,444	1,338

11. Accrued income

Accrued income is included in the following balance sheet items:

Financial investments	728

Accounts receivable	13,000

Total	13,728

Accrued income included in “Financial investments” represents dividends due from subsidiaries, while accrued income included in “Accounts receivable” relates primarily to branches in France and the French overseas departments and territories.

12. Provisions
				Decreases,
		Amount as	Increases	releases and	Amount as
		of August	and charges	reclassifications	of August
		31, 2004	in the period	in the period	31, 2005

• Provisions for contingencies and		5,433	30,919	985	35,367
losses

• Provisions for impairment

- financial investments		80,414	9,931	10,223	80,122

- current assets		6,710	715	3,822	3,603

• Total provisions for impairment		87,124	10,646	14,045	83,725

TOTAL		92,557	41,565	15,030	119,092

Comprising	- operating items		724	32

	- financial items		10,230	11,394

	- exceptional items		21,501	3,604

of which provision for reclaimable tax losses at			9,110
August 31, 2004 (see Note 2.6.)

Provisions for contingencies and losses

As of August 31, 2005, the main provisions for contingencies and losses were:

•	Provision for tax losses reclaimable by subsidiaries included in group tax election:	12,676

•	Provision for own shares to be acquired	7,441

•	Risks related to negative net assets of subsidiaries	10,250

•	Other items	5,001

Provisions for contingencies and losses		35,368

Provision for tax losses reclaimable by subsidiaries included in group tax election

During fiscal 2005, Sodexho Alliance recorded a provision to cover potential reclaims of tax losses transferred to the company by subsidiaries included in the Group tax election. Tax savings in fiscal 2005 resulting from tax losses of holding company subsidiaries totaled €3,958 thousand, and were not provisioned (see Note 2.6. ).

Provisions for treasury shares to be acquired

A provision of €7,441 thousand euros was recorded at August 31, 2005 to cover the acquisition of treasury shares needed in connection with Sodexho Alliance’s commitments under stock option plans.

Provisions for negative net assets of subsidiaries

Sodexho Argentina	3,300
Sodexho Nigeria	1,479
Sodexho Beijing	1,275
Universal Sodexho Afrique	1,275
Others (<€1 million individually)	2,921

10,250

Provisions for impairment of financial investments:

Sodexho Awards Company	33,690
Sodexho Venues Australia	13,629
Sodexho Prestige	6,160
Sodexho Mexico	2,912
Stadium Australia Management Limited	3,701
Beijing Sodexho Catering Services Company Ltd	2,011
Sodexho Argentina	4,714
Universal Sodexho Afrique	2,450
Other (<€2 million individually)	10,855

80,122

Provisions for impairment of current assets

Accounts receivable	3,590
Other current assets	13

Provisions for impairment of current assets	3,603

13. Marketable securities

Marketable securities, carried at a total value of €75,222 thousand, comprise:

-	Money-market mutual funds acquired August 31, 2005, carried at cost (€12,151 thousand).

-	The 2,663,265 treasury shares held by Sodexho Alliance in connection with employee stock option plans, shown at cost (€63,071 thousand).

-	Movements in treasury shares during the period:

	August 31,			August 31,
	2004	Acquisitions	Disposals*	2005

Number of shares	1,751,340	1,083,871	(171,946)	2,663,265

Acquisition cost/disposal price	40,719	26,762	(4,410)	63,071

* Shares sold to employees on exercise of stock options.

14. Prepaid expenses

Prepaid expenses comprise:

Capital lease payments	820

Insurance premiums	336

Rent and related charges	255

Professional fees	47

Equipment hire	41

Other	55

Total	1,554

15. Unrealized foreign exchange gains/losses

Unrealized foreign exchange losses amount to €299 thousand, and are provided for in full.

Unrealized foreign exchange gains amount to €539 thousand.

The unrealized exchanges loss has been fully provisioned in the financial statements.

16. Shareholders’ equity

16.1. Common stock

There were no changes in common stock during fiscal 2005. At August 31, 2005, common stock totaled €636,105,652, divided into 159,026,413 shares including 20,247,535 with double voting rights.

16.2. Changes in shareholders’ equity

(€ thousand)

• Shareholders’ equity at end of previous fiscal year	2,711,534

• Change of accounting method (1)	-9,110

• Dividend payout approved by Annual Shareholders' Meeting	-111,318

• Dividends on treasury shares	2,070

• Net income for the fiscal year	77,099

Shareholders’ equity at end of fiscal year	2,670,275

Sodexho Alliance is in compliance with articles L 225-210 and L 225-214 of the French Commercial Code because in addition to the legal reserve, it has other reserves at least equal to the value of treasury shares held.

(1) See note 2.6.

17. Maturities of liabilities

	Gross amount	Less than 1 year	1 to 5 years
Bond issues	1,332,178	32,178	1,300,000
Bank overdrafts	855	855
Borrowings from related companies	235,396	235,396
Bank borrowings	30,026	30,026
Other borrowings	14	14
Sub-total: borrowings	1,598,468	298,468	1,300,000
Accounts payable	18,392	18,392
Advances from clients	13,431	13,431
Other liabilities	34,340	28,496	5,844
Related companies	2,769	2,769
Payables related to fixed assets	906	906
Income taxes payable	8,157	8,157
Deferred revenues	172	172
Unrealized foreign exchange gains	539	539
Sub-total: other liabilities	60,314	54,471	5,844

TOTAL	1,677,174	371,330	1,305,844

There are no bills of exchange included in payables.

18. Bond issues and other borrowings

March 1999 bond issue

On March 16, 1999, Sodexho Alliance raised €300 million via an issue of 300,000 fixed-rate bonds with a nominal value of €1,000 each.

The bonds will be redeemed in full at par on March 16, 2009 and pay interest in arrears at 4.625% per annum, payable annually on March 16.

As of August 31, 2005, all 300,000 bonds were still outstanding.

March 2002 bond issue

On March 25, 2002, Sodexho Alliance raised €1 billion via an issue of fixed-rate bonds with a nominal value of €10,000 or €100,000 each.

The bonds pay interest in arrears at 5.875% per annum, payable annually on March 25.

They will be redeemed in full at par on March 25, 2009.

New revolving credit facility of €460 million and $700 million

On April 29, 2005, Sodexho Alliance and Sodexho, Inc. contracted a new multi-currency revolving credit facility of a maximum amount of €460 million plus $700 million.

19. Listed market prices

(in euros)	August 31, 2005	August 31, 2004

Sodexho Alliance shares	28.18	21.58

March 1999 4.625% bonds	1,076.51	1,019.41

March 2002 5.875% bonds (1)	109.88%	106.90%

(1) Expressed as a percentage of the nominal value of the bond (€10,000 or €100,000), excluding accrued interest.

20. Accrued expenses

Borrowings	34,600

Accounts payable	4,786

Tax and employee-related liabilities	7,978

Other liabilities	105

Total	47,469

21. Deferred revenues

Deferred revenues, amounting to €172,000, relate to services not yet rendered.

22. Capital leases

	Buildings	Other property, plant and equipment	Total
Original cost	9,950	2,394	12,344
Acquisitions	1,631		1,631
Retirements		(186)	(186)
• Total	11,581	2,208	13,789
DEPRECIATION
Accumulated depreciation at start of period	4,686	776	5,462
Retirements	1,379	251	1,630
Charge for the period	1,065	16	1,082
• Total	7,130	1,043	8,174
LEASE PAYMENTS
Accumulated lease payments at start of period	7,874	885	8,760
Retirements		(103)	(103)
Lease payments made in the period	1,472	510	1,982
• Total	9,346	1,292	10,639
OUTSTANDING LEASE OBLIGATIONS
Within no more than 1 year	2,250	493	2,743
Within more than 1 year but no more than 5 years	4,179	817	4,996
After more than 5 years	177		177
• Total	6,606	1,311	7,917
OF WHICH: RESIDUAL VALUES
Within no more than 1 year
Within more than 1 year but no more than 5 years
After more than 5 years
• Total
AMOUNT EXPENSED DURING THE PERIOD	1,246	305	1,551

23. Related company information

	Subsidiaries	Associates	Other investees
ASSETS – Gross values
Equity investments	4,154,874	7,151	3,448
Loans related to equity investments	96,046
Other investment securities	80
Advances to suppliers	162
Accounts receivable	21,029	87
Other operating receivables
Due from related companies	950
Non-operating receivables
TOTAL ASSETS	4,280,053	326	3,448
LIABILITIES
Advances from clients
Accounts payable	9,858
Other operating liabilities	41
Due to related companies	1,343

TOTAL LIABILITIES	11,242
INCOME STATEMENT
Financial income	100,484
Financial expenses	8,806

Subsidiaries: companies fully consolidated by Sodexho Alliance
Associates: companies equity-accounted by Sodexho Alliance, and non-consolidated companies in which Sodexho Alliance holds an equity interest of more than 10%
Other investees: companies in which Sodexho Alliance holds an equity interest of less than 10%

24. Cash flow statement

Movements in provisions for current assets are treated as non-cash items in the cash flow statement.

25. Financial commitments

Commitments made by Sodexho Alliance

	August 31, 2005	August 31, 2004

Commitments relating to operating agreements
with Sodexho clients	427,151	285,293

Financial guarantees to third parties	733,067	868,812
Retirement benefit commitments	599	874

Other commitments	845	827

Virtually all financial guarantees to third parties are in respect of loans to Sodexho Alliance subsidiaries.

Commitments received by Sodexho Alliance

August 31, 2005	August 31, 2004

1,331,000	1,401, 000

Sodexho, Inc. has counter-guaranteed Sodexho Alliance’s borrowings.

Financial instrument commitments

Sodexho Alliance did not contract any new financial instrument commitments during fiscal 2005.

The only ongoing commitment as August 31, 2005 is as follows:

Description	Inception	Expiry	Nominal	Interest	Interest rate	Hedged	Market value
	date	date	amount	rate paid	received	exchange	of swap at
						rate	August 31,
							2005

Cross currency swap contracted to hedge a 5-year loan to Sodexho, Inc.	March 2003	March 2007	$111,700,000	6.5775%		€1.129 = $1	€40,024,000

			$126,172,000		6.325%

26. Principal future adjustments to the tax base

Increases in the tax base

•	Unamortized deferred charges	1,723

•	Notional expenses on parent company dividends receivable	36

Reductions in the tax base

•	Provision for own shares to be acquired	7,441

•	Provisions for doubtful receivables	630

•	Other non-deductible provisions	678

The net contingent tax asset arising from these adjustments is €2,407 thousand.

27. Retirement benefit commitments

Retirement benefits payable by law or under collective agreements

Sodexho Alliance is required to pay benefits to retiring employees on the terms stipulated in a company-wide collective agreement. The amount of the commitment has been calculated on the basis of rights vested at the balance sheet date, building in assumptions about final salary, discount rates and employee turnover.

This commitment, which is not recognized as a liability in the balance sheet, is estimated at €429 thousand.

Commitments related to the complementary pension plan

Sodexho Alliance also has a commitment with respect to a complementary retirement plan. The amount of the commitment, estimated using the projected unit credit method based on final salary and net of funding for the plan, is €170 thousand.

28. Directors’ fees

Directors’ fees paid to members of Sodexho Alliance’s Board of Directors in fiscal 2005 totaled €381 thousand.

29. Group tax election

Sodexho Alliance is the lead company in a group tax election initiated on August 30, 1988.

The subsidiaries included in the election recognize the income tax for which they would have been liable if they had not been part of the tax group.

The gain arising from the group tax election for fiscal 2005, recognized in the books of Sodexho Alliance, is €10,109 thousand. This represents the difference between the income tax charge for the tax group and the aggregate of the income tax charges recognized by the subsidiaries.

Under the group tax election agreement between Sodexho Alliance and its subsidiaries, the tax savings arising from the tax losses of a subsidiary will be reclaimed by the subsidiary if it returns to profit before recovery of the tax losses in question become time-barred.

The information below describes the effect of applying position statement no. 2005-G issued on October 12, 2005 by the Urgent Issues Committee of the Conseil National de la Comptabilité, in accordance with the policy described in Note 2.6.

Tax losses reclaimable at August 31, 2004

The effect of tax losses potentially reclaimable at August 31, 2004, which totaled €26,080 thousand, has been recognized by an adjustment to opening shareholders’ equity of €9,110 thousand (at an income tax rate of 34.93%).

Movements during fiscal 2005

Tax losses used for offset by Sodexho Alliance during fiscal 2005 and potentially reclaimable by subsidiaries amounted to €11,497 thousand.

Tax losses totaling €762 thousand were reclaimed by subsidiaries in fiscal 2005.

Tax losses reclaimable at August 31, 2005

The balance of tax losses potentially reclaimable at August 31, 2005 was €36,815 thousand. The amount of the provision at that date (adjusted to an income tax rate of 34.43%) was €12,676 thousand.

The balance of the losses generated by holding subsidiaries (controlling interests which are on a recurrent basis on a loss making position) as well as the losses generated by subsidiaries subject to legal restructuring preventing from the restitution of such losses, amounts to €70,603,000.

30. Average number of employees

Managerial	91

Supervisory	36

Other	131

Apprentices	1

Total	259

The average number of employees for the fiscal year is an average of the number of employees in service at the end of each quarter, and comprises employees working at Sodexho Alliance branches in France and the French overseas departments and territories.

31. Consolidation

Sodexho Alliance is consolidated in the financial statements of Bellon SA, which has its registered office at 2, place d’Arvieux, Marseille, France.

32. List of subsidiaries and other equity investments

Exchange rates used in the list of subsidiaries and other equity investments are as follows:

ISO			Closing	Average
Code	COUNTRY	CURRENCY	rate	rate
			August 31,
			2005	Fiscal 2005

			€1 =	€1 =

EUR	EURO ZONE	EURO	1.000000	1.000000
AUD	AUSTRALIA	DOLLAR	1.634300	1.671102
CLP	CHILE	PESO (thousands)	0.664820	0.742737
USD	UNITED STATES	DOLLAR	1.219800	1.272592
MXN	MEXICO	PESO	13.129900	14.101977
GBP	UNITED KINGDOM	POUND	0.682900	0.687456
SEK	SWEDEN	KRONA	9.340100	9.144997

(€ thousand)	Issued capital	* Other share- holders’ equity	Percentage interest in capital	Book value of investment		Loans and advances granted, net	Guarantees given	* Revenues for most recent fiscal year	*Net income for most recent fiscal year	Dividends received during the fiscal year

				Gross	Net

DETAILED INFORMATION

• French subsidiaries

ASTILBE	302,488	2,380	100.00%	304,478	304,478	0		0	5,398	4,646

UNIVERSAL SODEXHO SAS	31,712	16,677	99.99%	31,400	31,400	53		0	373

GARDNER MERCHANT SAS	34,330	(33,095)	99.99%	12,348	12,348			11	718

HOLDING ALTYS	8,016	7,732	99.99%	8,016	8,016			0	(699)	4,544

HOLDING SOGERES	6,098	7,810	99.99%	104,702	104,702	3,649		0	2,727	3,360

SODEXHO IS & T	6,500	1,775	100.00%	6,500	6,500			0	885	1,398

SOCIETE FRANCAISE DE RESTAURATION	10,643	4,044	93.49%	12,553	12,553			506,042	14,115	10,831

SOCIETE FRANCAISE DE RESTAURATION ET SERVICES	1,899	2,124	86.20%	9,649	9,649			194,453	3,227

SOFINSOD	21,111	55,471	100.00%	71,765	71,765				7,028

SODEXHO PASS INTERNATIONAL	87,780	1,457	88.24%	77,458	77,458	85	1,464	0	66,436	19,752

OUEST CATERING SAS	516	(872)	100.00%	9,200	9,200	5		980	1,192

• French equity investments

SOGERES	2,080	136,381	37.91%	72,567	72,567			383	8,980	2,668

• FOREIGN SUBSIDIARIES

SODEXHO HOLDINGS LIMITED	752,155	399,081	79.41%	557,528	557,528		14,954		(6,540)

COMPAGNIE FINANCIERE AURORE INTERNATIONALE	58,007	83,301	99.99%	68,918	68,918			0	353	2,100

SODEXHO SCANDINAVIAN HOLDING AB	56,744	(13,398)	100.00%	86,089	86,089		24,090	341,715	7,452

SODEXHO ESPANA	3,467	2,676	98.86%	26,804	26,804			105,635	2,674

SODEXHO CATERING AND SERVICES GMBH	1,023	12,330	100.00%	37,507	37,507			135,076	5,455

UK DETENTION SERVICES	22	5,216	100.00%	9,430	9,430	27	74,389	63,126	(375)	2,746

SODEXHO BELGIQUE	4,299	(1,875)	73.74%	26,887	26,887			209,829	6,202	3,893

SODEXHO VENUES AUSTRALIA PTY	18,789	(9,496)	100.00%	21,729	8,100			9,715	(478)

SODEXHO AUSTRALIA	29,227	(4,763)	100.00%	36,378	36,378		11,626	35,445	(2,155)

SODEXHO, INC	123	1,474,740	100.00%	2,377,539	2,377,539	127,015	650,691	4,700,918	28,303	1,110

SODEXHO CHILE	11,065	7,768	99.61%	10,911	10,911		5,573	131,552	2,546	487

SODEXHO MEXICO	10,430	(5,557)	99.99%	8,673	5,761			23,676	487

SODEXHO AWARDS	20	38,144	100.00%	83,997	50,307			0	3,764

AGGREGATE INFORMATION

• Other French subsidiaries				14,907	10,420	541	4,962			10,069

• Other foreign subsidiaries				61,389	46,341	964	73,221			17,882

• Other French equity investments				6,593	43					192

• Other foreign equity investments				9,556	5,855					699

TOTAL				4,165,471	4,085,454	132,339	860,970			86,377

* Based on financial statements adjusted for the purposes of consolidation by the Sodexho Group.

Auditors’ Reports on the Individual
Company Financial Statements
for the year ended August 31, 2005

General Report

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting we hereby report to you, for the year ended 31 August 2005 on:

  the audit of the accompanying financial statements of Sodexho Alliance S.A., the justification of our assessments,
  the specific verifications and information required by law.

These financial statements have been approved by the Board. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of 31 August 2005, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion set out above, we draw your attention to the change in accounting method as of and for the year ended August 31, 2005 set forth in note 2.6 relating to the recording of a provision by the holding company as a beneficiary under the tax consolidation arrangement.

2. Justification of our assessments

In accordance with the requirements of Article L.823-9 of the Code de Commerce (French Commercial Code) relating to the justification of our assessments, we bring to your attention the following matter:

-	As part of our assessment of the accounting rules and principles applied by the Company, we verified the appropriateness of the change in accounting method mentioned above and the presentation thereof.

-	The Company has valued financial investments held in accordance with the accounting principles set out in note 2.1 of the summary of significant accounting policies in the notes to the financial statements. We performed procedures in order to assess the data and assumptions on which the valuations were based and reviewed the calculations made by the Company.

These assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with the professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders and disclosures as to the acquisition of shares and controlling interests.

Neuilly and Paris La Défense, November 15, 2005

KPMG Audit
PricewaterhouseCoopers Audit	Department of KPMG S.A.

Hubert Toth	Patrick-Hubert Petit
Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Special Report

To the shareholders

In our capacity as Statutory Auditors, we hereby report on the regulated agreements.

It is not our responsibility to identify any undisclosed agreements but to report to you, based on the information provided to us, the principal terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate for approval.

I. Agreements authorised during the year

We have not been informed of any new agreement covered by Article L.225.38 of the French Commercial Code.

II. Agreements entered into in prior years which remained in force during the year

In application of the decree of March 23, 1967, we were also advised of the following agreement which was entered into in prior years, and which remained in force during the year :

  Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance of which Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon are directors.

For the year ended August 31, 2005, Bellon S.A. invoiced Sodexho Alliance an amount of 4,032,000 Euros excluding VAT.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we perform procedures in order to verify the consistency of the information disclosed to us with the source documents.

Neuilly sur Seine and Paris La Défense, November 15, 2005

The Statutory Auditors
PricewaterhouseCoopers	KPMG Audit
Department of KPMG S.A.

Hubert Toth	Patrick-Hubert Petit

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Supplemental Information on the Individual
Company Financial Statements

1. Five-Year Financial Summary

(in euros)	(1) Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

CAPITAL AS OF END OF FISCAL YEAR

Issued capital	636,105,652	636,105,652	636,086,260	636,085,664	630,238,616
Number of ordinary shares outstanding	159,026,413	159,026,413	159,021,565	159,021,416	157,559,654
Number of non-voting preferred shares outstanding	-	-	-	-	-
Maximum number of potential new shares issuable:
• ·by conversion of bonds	-	-	-	-	-
· • by exercise of warrants and options
- Warrants	0	-	6,243,718	6,243,868	6,297,613
- Options	0	-	93,248	107,563	162,221
INCOME STATEMENT DATA

Revenues	43,188,837	47,277,612	65,741,805	81,445,451	77,091,292
Earnings before income tax, employeeprofit-sharing, depreciation,
amortization and provisions	81,909,782	65,462,209	77,398,525	61,644,829	769,352,263
Income tax	14,468,156	18,321,581	21,151,093	(34,846,665)	(19,090,835)
Employee profit-sharing		-	-	-	-
Earnings after income tax, employee profit-sharing, depreciation,
amortization and provisions	77,098,733	87,490,294	79,261,607	58,760,428	855,076,573
Dividend payout	119,269,810	111,318,489	97,003,155	97,003,064	89,009,481
PER SHARE DATA

Earnings after income tax and employee profit-sharing but before
depreciation, amortization and provisions	0.61	0.53	0.62	0.61	5.00
Earnings after income tax, employee profit-sharing, depreciation,
amortization and provisions	0.48	0.55	0.50	0.37	5.43
Net dividend per share	0.75	0.70	0.61	0.61	0.56
EMPLOYEE DATA

Average number of employees for the period	259	236	267	333	300
Salary expense for the period	11,348,563	11,336,520	11,939,190	15,786,029	16,444,883
Social security and other employee welfare benefits paid during the period	4,984,400	4,336,551	4,759,799	6,249,154	6,971,470

(1) Subject to approval by the Annual Shareholders' Meeting to be held on January 31, 2006.

2	.	Appropriation of Earnings

(€ thousand)	(1) Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Net income	77,098	87,490	79,262	58,760	855,077
Retained earnings	653,290	684,765	701,934	739,555	13,194
Retained earnings	2,070	1,465	573	(2)1,207	(2)350
Transfer to legal reserve	0	(2)	0	(585)	(40,056)
Transfer to long-term capital gains reserve	0	0	0	0	0
Transfer from long-term capital gains reserve	0	0	0	0	0
Distributable earnings	732 458	773,718	781,769	798,937	828,565

Net dividend	119,270	111,318	97,003	97,003	89,010
Dividend equalization tax	0	0	0	0	0
Reserves	0	2	0	0	0
Retained earnings	613,188	662,398	684,766	701,934	739,555
Number of shares outstanding	159,026,413	159,026,413	159,021,565	159,021,416	157,559,654

Number of shares entitled to dividend	159,026,413	159,026,413	159,021,565	159,021,416	(3)158,945,502

Earnings per share (in euros)	0.48	0.55	0.50	0.37	5.43

(1)	Subject to approval by the Annual Shareholders' Meeting to be held on January 31, 2006.

(2)	Dividends received on Sodexho Alliance treasury shares during the period.

(3)	Includes 1,385,848 shares issued after the balance sheet date under the Alliance International Employee Stock Ownership Plan (ESOP), entitled to dividend from September 1, 2000.

3	.	List of Investments

	I) EQUITY INVESTMENTS

	1- FRENCH COMPANIES

Number of shares		Carrying amount at August 31, 2005

	** SUBSIDIARIES

3,024,875	ASTILBE	304,477,956.84
399,994	HOLDING SOGERES	104,701,908.22
4,841,099	SODEXHO PASS INTERNATIONAL	77,457,588.12
1,319,444	SOFINSOD	71,765,327.49
1,982,009	UNIVERSAL SODEXHO SAS	31,399,929.45
621,891	SFR	12,553,440,59
2,251,135	GARDNER MERCHANT GROUPE	12,348,365.05
109,154	SFRS	9,649,360.02
2,503	OUEST CATERING SAS	9,200,000.00
500,981	HOLDING ALTYS	8,015,696.00
1,625,000	SODEXHO ISand T	6,500,000.00
6,287	SOCIETE DE RESTAURATION FRANCAISE	2,708,105.86
139,618	SFS	2,377,241.49
74,975	COMREST	1,142,986.51
19,998	CIR	787,010.41
49,994	SHT DE GUYANE	762,153.61
38,997	SIGES	608,209.06
387,000	SODEXHO AMERIQUE DU SUD	387,000.00
2,490	STNB	335,486.25
2,808	SODEXHO NOUVELLE-CALEDONIE	296,926.88
2,499	CATESCO	285,623.16
10,811	EMIS	172,599.21
16,076	SIR	115,298.86
7,494	SODEX'NET	114,320.91

	OTHERS – carrying amount <¬100,000 individually	327,505.54

	** EQUITY INVESTMENTS

45,998	SOGERES	72,566,844.78

	OTHERS – carrying amount <¬100,000 individually	42,620.70

	TOTAL – FRENCH COMPANIES	731,099,504.01

	2- FOREIGN COMPANIES

	** SUBSIDIARIES:

195	SODEXHO, INC.	2,377,539,201.80
407,903,301	SODEXHO HOLDINGS LIMITED	557,528,036.81
5,300,000	SODEXHO SCANDINAVIAN HOLDING AB	86,089,348.81
136,607	COMPAGNIE FINANCIERE AURORE INTERNATIONAL	68,918,257.16
1,835,000	SODEXHO AWARDS Co	50,307,058.47
1	SODEXHO CATERING SERVICES GMBH	37,506,818.67
62,752	SODEXHO AUSTRALIA	36,378,141.21
29,046	SODEXHO BELGIQUE	26,887,366.12
11,407	SODEXHO ESPANA	26,804,145.74
50,700	SODEXHO CHILE	10,910,840.60
15,000	UK DETENTION SERVICES LTD	9,430,425.92
37,200	SODEXHO VENUES AUSTRALIA	8,099,577.27
86,662,670	SODEXHO MEXICO	5,760,664.18
298,500	SODEXHO OY	4,956,749.53
20,550,102	SODEXHO INDIA	4,667,880.79
1,860,040	SODEXHO ITALIA	4,029,452.24
36,000,000	SODEXHO HONG KONG	3,907,653.34
631,648,096	SODEXHO TOPLU YEMEK	3,335,464.87

45,000	A I M S CORPORATION	2,623,284.81
1,044,686	SODEXHO HELLAS	2,134,399.24
67,643	SODEXHO POLSKA SP. ZOO	2,037,781.60
84,996	SODEXHO MAROC	1,910,201.58
2,044,348	SODEXHO DO BRASIL COMERCIAL LTDA	1,891,857.73
56,893	SODEXHO SPOLECNE STRATOVANI A SLUZBY SRO	1,690,781.56
36,000	SODEXHO PORTUGAL II	1,409,000.00
100,000	SODEXHO MAGYARORSZAG	1,309,923.97
15,500	SODEXHO MM CATERING GmbH	1,194,992.40
10,182	UNIVERSAL SODEXHO NETHERLANDS	1,047,349.31
104,648,427	SODEXHO SLOVENIE	1,018,458.94
0	GUANGZHOU SODEXHO MANAGEMENT SERVICES	1,014,490.76
29,700	SODEXHO SPOLOCNE STRAVOVANIE A SLUZBY SRO	727,602.83
1,032,035	SODEXHO PERU	705,123.48
550,000	SODEXHO SINGAPORE	652,348.00
270,401	SODEXHO INVERCIONES	600,377.77
0	SODEXHO (SUZHOU) CATERING CO LTD	498,527.06
5,000	SISA	381,122.54
620,000	SODEXHO COSTA RICA	348,130.49
1,087,762	SXO VENEZUELA ALIMENTACION Y SERVICIOS	326,966.54
1,526,805	SODEXHO AO	275,887.46
0	SODEXHO SHANGHAI MANAGEMENT SERVICES CO LTD	232,828.87
1,398	UNIVERSAL SODEXHO CAMEROUN	211,797.43
249	SODEXHO PASS CHILE sa	186,517.42
2,497	SODEXHO MONACO	177,101.77
500	ABBAR and ZAINY	104,335.39

	OTHERS – carrying amount <¬100,000 individually	732,931.83

	** EQUITY INVESTMENTS

1,299,888	LEOC JAPAN COMPANY LTD	3,448,137.75
15,384,615	STADIUM AUSTRALIA MANAGEMENT LIMITED	1,992,889.88
392	TEYSEER SERVICES QATAR	208,023.77
0	SHANGHAI SAIC SODEXHO SERVICES CO LTD	121,678.67

	OTHERS – carrying amount <¬100,000 individually	83,934.49

	TOTAL – FOREIGN COMPANIES	3,354,355,868.87

	TOTAL – SUBSIDIARIES and EQUITY INVESTMENTS	4,085,455,372.88

	II) OTHER INVESTMENT SECURITIES

2,500	MARSEILLE TV LOCALE	250,000.00

	TOTAL – OTHER INVESTMENT SECURITIES	250,000.00

	III) MARKETABLE SECURITIES EXCLUDING TREASURY SHARES

62	KLEBER EURIBOR	12,134,220.88
	OTHERS – carrying amount <¬100,000 individually	15,978.34

	TOTAL – MARKETABLE SECURITIES EXCLUDING TREASURY SHARES	12,150,199.22

General Information about Sodexho
Alliance and its Issued Capital

1. General information about Sodexho Alliance

The information below is a translation into English of extracts from the Sodexho Alliance bylaws, the full French-language text of which is available on our website at www.sodexho.com.

1.1. Legal name and registered office

Legal name: Sodexho Alliance SA
Registered office: 3, avenue Newton, 78180 Montigny-le-Bretonneux, France
Telephone: +33 (0)1 30 85 75 00 Fax: +33 (0)1 30 85 50 88

1.2. Legal form

Sodexho Alliance is a société anonyme (joint stock corporation), governed by articles L 210-1 to L247-9 of the French Commercial Code and by Decree no. 67-236 of March 23, 1967.

1.3. Nationality

French

1.4. Date of incorporation and expiration (article 5 of the bylaws)

“The Company has a life of 99 years from December 31, 1974, saving earlier extension or winding up.”

The date of expiration of the company is December 30, 2073.

1.5. Corporate objects (article 2 of the bylaws)

“The objects of the Company shall be, in France, the French overseas departments and territories or abroad, directly or indirectly, on behalf of third parties or on its own account or in association with third parties:

-	the development and provision of all services related to the organization of food services and other essential services for corporations and public bodies;
-	the operation of all restaurants, bars, hotels and more generally all establishments connected with food service, the hotel industry, tourism, leisure and other services, and the ownership and financing thereof;
-	the provision of some or all of the services required for the operation, maintenance and management of establishments or buildings used for office, commercial, industrial, leisure, healthcare or educational purposes, and for the operation and maintenance of some or all of the equipment installed therein;

-	the execution of all installation, repair, refurbishment and replacement works on installed equipment;
-	the provision of advice and of economic, financial and technical surveys relating to all projects and to all services associated with the development, organization and operation of the establishments defined above, and in particular all acts in furtherance of the construction of such establishments and all related consultations and assistance;
-	the formation of all new companies and the acquisition by whatever means of equity interests in all companies irrespective of their corporate objects;
-	and more generally all civil, commercial, industrial and financial transactions, and transactions involving movable property or real estate, that are directly or indirectly associated with the aforementioned objects or with all similar or related objects.”

1.6. Registration

Sodexho Alliance is registered in the Versailles Register of Commerce and Companies as no. 301 940 219.

1.7. Business identifier code (APE code)

741 J

1.8. Consultation of legal documents

Documents relating to the Company which are required to be made available to the public (bylaws, reports, letters and other documents, historical individual company and consolidated financial information for each of the two fiscal years preceding the date of this Reference Document) are available on our website www.sodexho.com and may also be consulted at our registered office (3, avenue Newton, 78180 Montigny-le-Bretonneux, France), preferably by appointment.

1.9. Material contracts

As of today the company has not entered into any material contracts, other than those signed in the ordinary course of business, creating a material obligation or commitment for the entire Group.

1.10. Fiscal year (article 17 of the bylaws)

"The fiscal year commences on September 1 of each year and ends on August 31 of the following year."

1.11. Appropriation of earnings (excerpt from article 18 of the bylaws)

“(...)	2	The first appropriation of net income, net of any accumulated losses from prior periods, must be an amount of at least 5% of net income to establish the reserve fund required by law. This appropriation ceases to be obligatory once this reserve fund is equal to one-tenth of the issued capital, but must be resumed if for any reason the reserve falls below one-tenth of the issued capital.

3	Distributable earnings comprise net income for the fiscal year, minus any accumulated losses brought forward and any transfer to the legal reserve, plus any retained earnings brought forward.

Distributable earnings are appropriated in the following order:

a)	any sum that the Ordinary Shareholders’ Meeting, on the proposal of the Board of Directors, decides to carry forward as retained earnings or to appropriate to the creation of an extraordinary reserve fund, contingency fund or other fund, whether or not created for a specific purpose;

b)	any surplus is distributed among the shareholders. (...)".

1.12. Shareholders’ Meetings (excerpt from article 16 of the bylaws)

1.	General Shareholders’ Meetings are called and deliberate on the terms stipulated by the law. They are held at the registered office or at any other place specified in the notice of the meeting.

For the purposes of calculating quorum and majority at shareholders’ meetings, shareholders taking part in said meetings via video-conferencing or telecommunications links enabling them to be identified in accordance with the definitions and conditions relating to such links as stipulated in the relevant laws or regulations are deemed to have attended the meeting.

2.	The General Shareholders’ Meeting comprises all shareholders irrespective of the number of shares held by each, provided that all amounts due in respect of such shares have been fully paid.

The right to attend or be represented at shareholders’ meetings is conditional upon:

-	inclusion in the shareholders’ register in the case of holders of registered shares;

-	proof of temporary non-transferability of shares in the case of holders of bearer shares.

Said formalities must be completed at least two days before the date of the meeting. However, the Board of Directors has discretion to reduce this time limit provided it does so for all shareholders.

The Board of Directors may, if it sees fit, provide shareholders with personal admission cards in their names.

When the meeting is held, attendance by a shareholder in person cancels any proxy vote or postal vote.

Postal voting forms will only be taken into account if they are received by the Company at least three days before the Meeting.

In the event of conflict between these two methods of participating in the meeting, the proxy form will be taken into consideration, subject to votes expressed in the postal voting form.

3.	Meetings are chaired by the Chairman of the Board of Directors, or in his absence by the Vice Chairman if one has been appointed, or failing that by the longest-serving Director present.

4.	If there is no Director present, the meeting elects its own Chairman.

1.13. Double voting rights (excerpt from article 16 of the bylaws)

Double voting rights are conferred on:

-	all fully paid shares registered in the name of the same shareholder for at least four years;

-	registered shares allotted free of charge to a shareholder in the event of an increase in the share capital by conversion of earnings, reserves or additional paid in capital in proportion to existing shares held by that shareholder that enjoy double voting rights.

1.14. Share ownership declaration thresholds (excerpt from article 9 of the bylaws)

-	Any shareholder whose direct or indirect shareholding reaches 2.50% of the Company’s issued capital or any multiple thereof is required to inform the Company by registered letter with acknowledgment of receipt within fifteen days. Failure to make such declaration may result in the shares exceeding the threshold being stripped of voting rights on the terms stipulated by law. This declaration requirement applies equally when a shareholding passes below any of the declaration thresholds.

2. General Information about the Issued Capital

2.1. Conditions stipulated in the bylaws for changes in issued capital and shareholder rights

None.

2.2. Changes in issued capital

	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Capital at end of fiscal year
Issued capital (euros)	636,105,652	636,105,652	636,086,260	636,085,664	630,238,616
Number of ordinary shares
outstanding	159,026,413	159,026,413	159,021,565	159,021,416	157,559,654
Number of non-voting preferred
shares outstanding	0	0	0	0	0
Number of financial instruments
potentially requiring issuance of
new shares via:
- conversion of bonds	0	0	0	0	0
- exercise of warrants or options:
warrants	0	0	374,773	374,782	378,008
options	0	0	93,248	107,563	162,221

Five-year summary of changes in issued capital

Date	Description of transaction	Number of shares issued	Increase in issued capital	Additional paid in capital	Number of shares post- transaction	Issued capital post-transaction

August 31,	Share issue
2000	Stock options (20,348)	20,348	€325,568	€1,068,228.90	33,587,529	€537,400,464
Oct 13, 2000	Share issue Stock options (1,552)	1,552	€24,832	€58,950.13	33,589,081	€537,425,296
Dec 6, 2000	Share issue Stock options (18,020)	18,020	€288,320	€591,737.50	33,607,101	€537,713,616
Mar 7, 2001	Share issue Exercise of warrants (22) Stock options (72,624) 4-for-1 stock split	101,112,159	€1,163,724	€2,091,163.19	134,719,260	€538,877,040
May 14, 2001	Share issue Exercise of warrants (16,062) Stock options (6,256) ESOP (4,728)	273,116	€1,092,464	€5,844,314	134,992,376	€539,969,504
Jul 4, 2001	Share issue	22,498,729	€89,994,916	€922,447,889	157,491,105	€629,964,420
August 31, 2001	Share issue Exercise of warrants (2,732) Stock options (23,034)	68,549	€274,196	€1,349,699.44	157,559,654	€630,238,616
Oct 18, 2001	Share issue (International ESOP)	1,385,848	€5,543,392	€51,985,486.89	158,945,502	€635,782,008
Jan 11, 2002	Share issue Exercise of warrants (150) Stock options (12,353)	14,852	€59,408	€314,564.28	158,960,354	€635,841,416
August 31, 2002	Share issue Exercise of warrants (3,076) Stock options (9,816)	61,062	€244,248	€1,287,974.68	159,021,416	€636,085,664
August 31, 2003	Share issue Exercise of warrants (9)	149	€596	€3,082.05	159,021,565	€636,086,260
August 31, 2004	Share issue Exercise of warrants (291)	4,848	€19,392	€100,383.86	159,026,413	€636,105,652

2.3. Securities giving access to capital

As of the date of this Reference Document, there are no securities outstanding that would give immediate or future access to the capital of Sodexho Alliance.

2.4. Capital authorized but not issued

The Extraordinary Shareholders’ Meeting of February 3, 2004 authorized the Board of Directors to increase the Company’s share capital on one or more occasions by issuance of shares, warrants, and/or securities giving immediate or future access to Sodexho Alliance shares, or by the conversion of earnings, additional paid in capital, reserves or other items into issued capital. Such issues can be made with or without pre-emptive rights and, in the latter case, with priority subscription rights, and are subject to the following limits:

Type of capital increase	Maximum aggregate par value	Date of authorization	Date of expiry

Authorizations with pre-emptive rights
- Issuance of shares for cash, or via warrants or other	€63 million (1)	February 3, 2004	April 3, 2006 (4)
securities
- Issuance of debt securities	€570 million (1)	February 3, 2004	April 3, 2006 (4)
Authorizations without pre-emptive rights
- Issuance of shares for cash, or via warrants or other	€63 million (1)	February 3, 2004	April 3, 2006 (4)
securities
- Issuance of debt securities	€570 million (1)	February 3, 2004	April 3, 2006 (4)
Authorizations to issue shares to employees
- Stock options		February 3, 2004	April 3, 2007 (4)
- Under article L 225-138 of the French Commercial Code	3% of the capital
and article L 443-5 of the French Labor Code	(2)	February 3, 2004	April 3, 2006 (4)
- Under an Employee Stock Ownership Plan (ESOP)	€40 million (3)	February 3, 2004	February 4, 2009

(1)	These amounts are not cumulative.
(2)	Share issues reserved for employees are capped at 1% of these authorized capital increases.
(3)	The aggregate number of shares held directly or indirectly at any time by employees under ESOPs may not exceed 5% of the issued capital.
(4)	The Annual Shareholders' Meeting to be held on January 31, 2006 will be asked to renew this authorization.

2.5. Share ownership of Sodexho Alliance SA

Issued capital at August 31, 2005

Sodexho Alliance has issued capital of ¬636,105,652 divided into 159,026,413 shares of ¬4 each, all fully paid and of the same class.

Holders of fully-paid Sodexho Alliance shares may elect to hold them either as registered shares or as bearer shares identifiable under the relevant laws and regulations, in particular article L 228-2 of the French Commercial Code.

There are 1,109 registered shareholders, and the most recent Euroclear survey identified 28,109 holders of bearer shares.

2.6. Changes in share ownership

	August 31, 2005		August 31, 2004		August 31, 2003		August 31, 2002

Shareholder	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights

Bellon SA	36.83	41.73	38.53	39.88	38.63	39.23	38.69	39.77
Employees	1.50	2.03	1.70	2.38	1.67	2.31	1.63	2.30
Caisse des Dépôts et	4.20	5.50	4.69	6.26	5.23	6.65	4.68	6.21
Consignations
Arnhold and S.	10.35	9.36	4.50	4.29	NS	NS	NS	NS
Bleichroeder Advisers
Public*	44.96	41.38	48.67	47.19	51.35	49.91	51.41	49.93
Treasury shares	2.16	0	1.91	0	1.59	0	1.70	0

2.7. Declaration thresholds imposed by the bylaws

Any shareholder whose direct or indirect shareholding reaches 2.50% of the Company’s issued capital or any multiple thereof is required to inform the Company by registered letter with acknowledgment of receipt within fifteen days. Failure to make such declaration may result in the shares exceeding the threshold being stripped of voting rights on the terms stipulated by law. This declaration requirement applies equally when a shareholding passes below any of the declaration thresholds.

Apart from Bellon SA, the following shareholders owning more than 2.50% of the capital have made such declarations since September 1, 2004:

-	Caisse des Dépôts et Consignations declared:

-	on January 31, 2005 that it had passed above the 5% threshold, and held 5.19% of the capital;

-	on March 7, 2005 that it had passed below the 5% threshold, and held 4.50% of the capital.

-	Arnhold and S. Bleichroeder Advisers, acting on behalf of its managed funds (including First Eagle Funds, Inc), declared:

-	on October 14, 2004, that it had passed above the 5% threshold, and held 5.02% of the capital;

-	on October 29, 2004, that it had passed above the 5% voting rights threshold, and held 5.01% of the voting rights;

-	on April 8, 2005, that it had passed above the 10% threshold, and held 10.05% of the capital and 9.37% of the voting rights.

As of the date of this Reference Document, there were as far as the Company was aware no other shareholders holding 2.50% or more of the capital or voting rights directly, indirectly or in concert.

2.8. Identification of shareholders

Sodexho Alliance may make use of its legal rights to identify holders of securities giving immediate or future rights to vote at shareholders’ meetings.

2.9. Employee share ownership

Employee stock option plans

The Ordinary Shareholders' Meeting of February 26, 2001 authorized the Board of Directors to purchase Sodexho Alliance shares for allotment to employees under stock option plans. This authorization was renewed at the Ordinary Shareholders’ Meetings of February 4, 2003 and February 3, 2004.

As of August 31, 2005, 5,996,468 options were still outstanding, worth a total of ¬178,616,104.13 euros.

During fiscal 2005, Sodexho Alliance purchased 1,083,871 of its own shares under repurchase programs nos. 04-025 of January 14, 2004 and 05-109 of February 22, 2005 to enable employees to exercise their stock options, in accordance with the authorizations granted by the shareholders’ meetings of February 3, 2004 and February 8, 2005.

Employee Stock Ownership plans

The Extraordinary Shareholders’ Meeting of February 3, 2004 renewed the authorizations granted to the Board of Directors by the Extraordinary Shareholders’ Meetings of February 23, 1993, February 13, 1996, February 21, 2000 and February 4, 2003 to carry out share issues reserved for Group employees under employee stock ownership plans.

The Board of Directors used these authorizations at Board meetings as follows:

-	October 8, 1993: subscription of 88,000 new shares at a price of ¬120 per share.

-	October 7, 1994: subscription of 25,000 new shares at a price of ¬112 per share.

-	October 23, 1995: subscription of 48,697 new shares at a price of ¬148 per share.

-	June 14, 1996: approval of a new plan involving purchase of Sodexho SA shares on the stock market. Payments into the plan enabled a total of 16,856 shares to be acquired.

-	October 23, 1997: approval of a new plan involving purchase of Sodexho Alliance shares on the stock market. Payments into the plan enabled a total of 16,420 shares to be acquired.

-	October 22, 1998: approval of a new plan involving purchase of Sodexho Alliance shares on the stock market. Payments into the plan were received in December 1998.

-	October 21, 1999: approval of a new plan involving purchase of Sodexho Alliance shares on the stock market. Payments into the plan were received in December 1999.

-	December 6, 2000: approval of a new plan involving subscription for Sodexho Alliance shares. Payments into the plan enabled a total of 4,728 shares to be issued.

Under the authorization granted by the Extraordinary Shareholders’ Meeting of December 18, 2000, the Board of Directors implemented an international stock plan covering 150,000 Group employees in 22 countries. On October 18, 2001, the Board of Directors placed on record that a total of 1,385,848 ¬4 shares had been subscribed for by 18,726 employees. The subscription price was ¬44.10 in the United States and ¬41.51 per share elsewhere. The international stock plan is described on page 78 of the Financial Review in the Sodexho Reference Document for fiscal 2001, filed with the Commission des Opérations de Bourse (COB) as no. R.01.488.

The employee profit sharing payments made by certain French companies to the ESOP allowed for the following:

For fiscal 2001, to purchase 110,000 shares on November 30, 2001;
For fiscal 2002, to purchase 144,000 shares on December 2, 2002;
 For fiscal 2003, to purchase 85,000 shares on November 28, 2003 and 80,000 shares on January 2, 2004;
For fiscal 2004, to purchase 72,000 shares on January 14, 2005.

3. Stock market information

3.1. Sodexho Alliance shares

Sodexho Alliance shares are listed on Eurolist by Euronext Paris, where they are traded individually under Euronext code FR 0000121220.

As of August 31, 2005, Sodexho Alliance had a Standard and Poor’s rating of BBB+/A-2.

Trading volumes and share price trends

		Share price (euros)		Average daily trading volume (¬ thousand)
Date

	high	low	average *

2004
May	23.63	20.54	21.52	18,831
June	21.76	20.16	21.07	16,533
July	24.00	21.03	22.60	17,260
August	22.78	20.57	21.55	10,385
September	22.48	20.70	21.63	17,888
October	22.50	19.37	20.32	15,627
November	23.67	19.85	21.79	15,965
December	23.62	21.88	22.72	20,457

2005

January	23.35	21.81	22.64	17,184
February	24.82	22.85	24.06	17,541
March	26.70	23.51	24.81	25,380
April	26.30	24.01	25.06	21,038
May	26.57	24.92	25.93	13,608
June	26.55	25.23	26.05	10,637
July	29.78	25.37	28.09	16,480
August	29.65	27.15	28.15	8,008
September	31.89	28.00	29.28	13,498
October	32.91	30.51	31.77	13,048
* Monthly average of closing prices.

Resolutions for the Annual Shareholders'
Meeting of January 31, 2006

Ordinary Business

1st resolution

(Adoption of the financial statements – Discharge to directors)

The Shareholders’ Meeting, having heard the reports of the Board of Directors and of the auditors, adopts the individual company financial statements for the year ended August 31, 2005 as presented by the Board of Directors, showing net income of €77,098,733.34, and the consolidated financial statements for the year ended August 31, 2005, showing consolidated net income of €159 million.

The Shareholders’ Meeting discharges the directors from responsibility for their management for the year ended August 31, 2005.

2nd resolution

(Appropriation of earnings)

In accordance with the proposal made by the Board of Directors, the Shareholders' Meeting resolves:

to appropriate net income for the year ended August 31, 2005 of:	€77,098,733.34
plus retained earnings as of the same date of:	€655,360,021.74
making a total of:	€732,458,755.08
as follows:
- Net dividend:	€119,269,809.75
- Retained earnings:	€613,188,945.33
Total:	€732,458,755.08

Consequently, each share qualifying for dividend will receive a net dividend of €0.75:

-	giving entitlement to the tax relief specified in article 158-3 of the French General Tax Code on the terms applicable to income for the 2006 calendar year, where the recipient is an individual investor liable to personal income tax in France;
-	not giving entitlement to this tax relief in all other cases.

The dividend will be payable from March 7, 2006.

If the Company holds any of its own shares as of this date, the amount of dividend corresponding to these shares will not be paid, and will be appropriated to retained earnings.

Dividends paid by the Company in respect of the last three fiscal years were as follows:

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Number of qualifying shares	159,026,413	159,021,565	159,021,416
Net dividend (euros)	0.70	0.61	0.61

3rd resolution

(Transfer from special long-term capital gains reserve to an ordinary reserve account)

The Shareholders' Meeting, having heard the report of the Board of Directors and in accordance with article 39 of the Amending Finance Act no. 2004-1485 of December 30, 2004, resolves to transfer the balance on the “Special long-term capital gains reserve” account, amounting to €29,404,174.79, to the “Other reserves” account, and to offset against the latter account the one-off 2.5% tax stipulated by said article 39.

4th resolution

(Approval of regulated agreements)

The Shareholders' Meeting, having heard the auditors’ special report on related-party agreements regulated by article L 225-38 of the French Commercial Code, approves said report and agreements.

5th resolution

(Purchase by the Company of its own shares)

The Shareholders' Meeting, having heard the report of the Board of Directors, authorizes the Board of Directors and any duly authorized representative of the Board, in accordance with articles L 225-209 et seq. of the French Commercial Code, for a period of eighteen months, to arrange for the repurchase by the Company of its own shares.

This authorization is designed to allow the Company to:

-	carry out market-making in the shares under a liquidity contract drawn up in accordance with the AFEI Code of Conduct as recognized by the Autorité des Marchés Financiers;
-	allot shares to employees on the terms and conditions permitted by law, in particular as part of employee profit-sharing schemes, stock option plans or employee stock ownership plans, including through the implementation by Sodexho, Inc. of an Employee Stock Ownership Plan enabling employees of Sodexho, Inc. and its subsidiaries to acquire up to 1,800,000 shares in the form of American Depositary Receipts;
-	allot consideration-free shares to salaried employees or certain categories of salaried employees on the basis of their performance, as permitted under articles L 225-197-1 et seq. of the French Commercial Code;
-	purchase shares for retention and subsequent use in connection with mergers and acquisitions;
-	cancel the shares by reducing the issued capital.

These transactions may be effected by any method on the stock market or over-the-counter, including by means of derivatives. There is no limitation on the use of block trades to purchase or transfer shares under this authorization.

These transactions may take place at any time subject to the limits imposed by laws and regulations in force at the time.

The Shareholders’ Meeting resolves that the number of shares acquired under the present resolution may not exceed 10% of the Company’s issued capital, currently 15,902,641 shares, it being stipulated that for the purposes of the present authorization, the number of treasury shares must be taken into account such that the Company at no time owns more than 10% of its own shares.

The Shareholders’ Meeting resolves that the total amount spent on such purchases may not exceed €636 million.

The Shareholders’ Meeting resolves that the purchase price may not exceed €45 per share, subject to any adjustments required in the event of transactions involving the Company’s capital.

Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization by:

-	placing stock market orders, and entering into agreements, in particular for the keeping of share purchase and sale registers;
-	making filings and completing other formalities and generally doing all that is necessary.

This authorization cancels and replaces all previous authorizations to the same effect, in particular that granted in the 4th resolution of the Annual Shareholders’ Meeting of February 8, 2005.

6th resolution

(Re-election of Bernard Bellon as director)

The Shareholders' Meeting re-elects Bernard Bellon, whose term of office has expired, to serve as director for a three-year term expiring at the end of the Annual Shareholders' Meeting held to adopt the financial statements for the year ending August 31, 2008.

7th resolution

(Re-election of Charles Milhaud as director)

The Shareholders’ Meeting re-elects Charles Milhaud, whose term of office has expired, to serve as director for a three-year term expiring at the end of the Annual Shareholders' Meeting held to adopt the financial statements for the year ending August 31, 2008.

8th resolution

(Directors’ fees for fiscal 2006)

The Shareholders’ Meeting sets at €450,000 the total amount of directors’ fees to be paid for the year ending August 31, 2006.

Extraordinary Business

9th resolution

(Delegation of competence to the Board of Directors to increase the issued capital by issuance, with pre-emptive rights maintained, of all securities giving immediate or future access to the Company’s shares or by conversion of earnings, additional paid in capital, reserves or other items)

The Shareholders’ Meeting, having read the report of the Board of Directors and the auditors’ special report, and in accordance with French law on commercial companies and specifically article L 225-129-2 of the French Commercial Code:

1. Delegates to the Board of Directors competence to decide to increase the issued capital on one or more occasions to the extent and at the times that it sees fit:

a) by issuance in euros or foreign currencies of shares, warrants and/or securities giving immediate or future access, at any time or on a fixed date, to ordinary shares in the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other means;

b) and/or by conversion of earnings, additional paid in capital, reserves or other items that may be legitimately converted into issued capital by law or under the Company’s bylaws and in the form of allotment of consideration-free shares or raising the par value of existing shares.

2. Sets the period of validity of the present delegation at twenty-six months from the date of the present Shareholders' Meeting.

3. Resolves to place the following limits on authorized issues in the event that the Board of Directors makes use of the present delegation:

• in the case of increases in the issued capital by means of the issues referred to in 1 a) above:

a) The aggregate par value of shares that may hereby be issued, whether directly or on presentation of debt securities or other securities, may not exceed €63 million or the equivalent thereof in any other currency or currency unit as calculated on the date of issuance of the securities, this sum to include the aggregate par value of any shares that may be issued to protect the legal rights of holders of such securities.

Any shares issued directly or indirectly under the 10th resolution of the present Shareholders’ Meeting shall also count towards this limit.

b) The aggregate nominal value of debt securities that may thereby be issued may not exceed €540 million or the equivalent thereof; it is also stipulated that the aggregate nominal value of any debt securities issued under the 10th resolution of the present Shareholders’ Meeting shall also count towards this limit.

• in the case of the conversion of earnings, additional paid in capital, reserves or other items, the aggregate par value of the resulting increase in the issued capital may not exceed the aggregate amount of the sums permitted to be converted into issued capital; the amount of such capital increases shall be cumulative with the limit specified in 3 a) above.

4. In the event that the Board of Directors makes use of the present delegation of competence, as regards the issues referred to in 1 a) above:

• resolves that the shareholders shall have irreducible pre-emptive rights to subscribe to such issues;

• nevertheless allows the Board of Directors discretion to grant reducible subscription rights;

• resolves that if the entire issue is not absorbed by irreducible and reducible subscriptions, the Board of Directors may use any or all of the following options, in compliance with the law and in the order it sees fit:

• limit the capital increase to the amount of subscriptions actually received, provided that at least three-quarters of the capital increase has been subscribed;

• allot at its own discretion some or all of the unsubscribed securities;

• offer some or all of the unsubscribed securities to the public on the French and/or international market.

5. Resolves that the Board of Directors shall have full powers, with discretion to sub-delegate to the Chief Executive Officer in compliance with the law, to implement the present delegation, and in particular to:

• determine the terms of the capital increase and/or issue;

• determine the dates and methods of the issue, and the type and form of the securities issued, which may be in the form of subordinated or unsubordinated, fixed-term or perpetual securities;

• determine the terms under which the Company may purchase or exchange the securities on the stock market, at any time or during pre-determined periods;

• suspend the exercise of the rights attached to these securities for up to three months;

• at its sole discretion, offset the cost of capital increases against additional paid in capital arising thereon, and deduct from additional paid in capital any sums required to increase the legal reserve to one-tenth of the new issued capital following each capital increase;

• resolves, in accordance with article L 225-130 of the French Commercial Code, that in the case of conversion of earnings, additional paid in capital or reserves, fractional shares shall not be negotiable and that the corresponding shares shall be sold, the proceeds of the sale being divided among the rights-holders within 30 days following the date of registration in their account of the whole number of shares allotted to them;

• more generally, enter into agreements, take measures and complete all formalities necessary for the issuance and servicing of securities issued under the present delegation and the exercise of any rights attached thereto.

6. Formally records that the present delegation voids any unused portion of any prior delegation relating to the issuance, with pre-emptive rights maintained, of securities giving immediate or future access to an interest in the Company’s capital or to the conversion of earnings, additional paid in capital or reserves into issued capital.

10th resolution

(Delegation of competence to the Board of Directors to increase the issued capital by issuance, with pre-emptive rights canceled, of all securities giving immediate or future access to the Company’s shares)

The Shareholders' Meeting, having read the report of the Board of Directors and the auditors’ special report, and in accordance with French law on commercial companies and specifically articles L 225-129-2, L 225-138 and L 228-923 of the French Commercial Code:

1. Delegates to the Board of Directors competence to decide to increase the issued capital on one or more occasions to the extent and at the times that it sees fit, by the issuance through public offering on the French and/or international market, either in euros or in foreign currencies, of shares, warrants and/or securities giving immediate or future access, at any time or on a fixed date, to ordinary shares in the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other means; such securities may be issued as consideration for securities tendered to the Company under a public exchange offer that fulfils the conditions laid down in article L 225-148 of the French Commercial Code.

2. Sets the period of validity of the present delegation at twenty-six months from the date of the present Shareholders' Meeting.

3. Resolves to place the following limits on authorized issues in the event that the Board of Directors makes use of the present delegation:

a) The aggregate par value of shares that may hereby be issued, whether directly or on presentation of debt securities or other securities, may not exceed €63 million or the equivalent thereof in any other currency or currency unit as calculated on the date of issuance of the securities, this sum to include the aggregate par value of any shares that may be issued to protect the legal rights of holders of such securities.

b) Any shares issued directly or indirectly under the 9th resolution of the present Shareholders' Meeting shall also count towards this limit.

c) The aggregate nominal value of debt securities that may thereby be issued may not exceed €540 million or the equivalent thereof; any debt securities issued under the 9th resolution of the present Shareholders' Meeting shall also count towards this limit.

4. Resolves to cancel the preemptive rights of shareholders to securities issued under the present resolution, which may be issued by the Company itself or another company of which it owns directly or indirectly more than half of the issued capital, the Board of Directors having nonetheless discretion to grant the shareholders, for a period and on terms to be determined by the Board for some or all of an issue, a priority subscription period of not less than three trading days; the rights thereby created shall be non-negotiable and exercisable in proportion to the number of shares held by each shareholder and may be accompanied by reducible subscription rights, and any shares unsubscribed on expiry of the priority subscription period shall be offered to the public.

5. Formally records and resolves that by the present delegation, the shareholders unconditionally waive their pre-emptive rights over securities issued hereunder in favor of holders of such securities.

6. Resolves that the amount of the consideration due immediately or in future to the Company for each of the shares issued under the present delegation shall be at least equal to the weighted average quoted price of the Company’s shares for the three trading days immediately prior to the date on which the price is set, less a discount of no more than 5%.

7. Resolves that the Board of Directors shall have full powers, with discretion to sub-delegate to the Chief Executive Officer in compliance with the law, to implement the present delegation, and in particular to:

• determine the terms of the issue(s), if necessary in agreement with the Board(s) of Directors of the company or companies involved;

• determine the dates and methods of the issue, and the type and form of the securities issued, which may be in the form of subordinated or unsubordinated, fixed-term or perpetual securities;

• suspend the exercise of the rights attached to these securities for up to three months;

• more specifically, in the case of the issuance of securities as consideration for shares tendered to the Company in a public exchange offer:

- draw up a list of securities tendered into the offer;

- set the terms of the issue, the exchange basis, and the amount of the balancing cash payment;

- determine the method of issue in connection either with a public exchange offer or an alternative cash or exchange offer, or with a principal public cash or exchange offer accompanied by a specific public exchange or cash offer;

• at its sole discretion, offset the cost of capital increases against additional paid in capital arising thereon, and deduct from additional paid in capital any sums required to increase the legal reserve to one-tenth of the new issued capital following each capital increase;

•more generally, enter into agreements, take measures and complete all formalities necessary for the issuance and servicing of securities issued under the present delegation and the exercise of any rights attached thereto.

Formally records that the present delegation voids any unused portion of any prior delegation relating to the issuance, with pre-emptive rights canceled, of securities giving immediate or future access to an interest in the Company’s capital or to the conversion of earnings, additional paid in capital or reserves into issued capital.

11th resolution

(Delegation of competence to the Board of Directors to use the authorizations to increase the capital in the event of a public exchange offer or asset-for-share swap)

The Shareholders’ Meeting, having read the report of the Board of Directors, and in accordance with articles L 225-129, L 225-129-2, L 225-147 and L 225-148 of the French Commercial Code:

-	delegates to the Board of Directors competence to decide to issue securities as consideration for securities tendered to the Company under a public exchange offer procedure in accordance with article L 225-148 of the French Commercial Code;

-	delegates to the Board of Directors or to its duly authorized representative appointed in compliance with the law, competence to decide, on the basis of the report prepared by the independent reporting accountant and up to a maximum of 10% of the issued capital (as it exists on the date of the present Shareholders' Meeting), to issue ordinary shares in the Company, or securities giving immediate or future access by any means to existing or future shares in the Company, as consideration for shares or share equivalents tendered to the Company, in cases where article L 225-148 of the French Commercial Code is not applicable;

-	sets the period of validity of the present delegation at twenty-six months from the date of the present Shareholders' Meeting;

-	resolves that the amount of capital increases carried out under the present resolution shall count towards the overall limit specified in the tenth resolution; this limit does not however include any adjustments made to protect the legal rights of holders of securities giving entitlement to shares in the Company;

-	resolves to cancel the pre-emptive rights of shareholders to ordinary shares and securities hereby issued in favor of the holders of the shares or securities tendered in the aforementioned offers, and formally records that by the present delegation, the shareholders waive their pre-emptive rights over any ordinary shares in the Company to which securities issued under the present delegation may give entitlement.

12th resolution

(Advisability of carrying out capital increases reserved for employees in accordance with article L 225-138 of the French Commercial Code and article L 443-5 of the French Labor Code)

The Shareholders' Meeting, having read the report of the Board of Directors and the auditors’ special report, and in accordance with articles L 225-138 and L 225-129-2 of the French Commercial Code:

-	delegates competence to the Board of Directors or to the Chief Executive Officer under sub-delegated powers from the Board to decide on the advisability of carrying out capital increases, under the terms of article L 225-138 of the French Commercial Code and article L 443-5 of the French Labor Code, reserved for employees of the Company and of related companies as defined by legislation in force at the time who are members of an employee stock ownership plan, including a group-wide plan, up to a maximum of 10% of the capital increases carried out under the delegations granted by the 9th and 10th resolutions above;

-	resolves that the subscription price for such shares shall be set by the Board of Directors, subject to said subscription price being (a) no more than the average of the quoted share prices for the twenty trading days preceding the date of the decision to set the opening date of the subscription period and (b) no more than 20% less than said average, or 30% if the lock-up period specified in the plan under article L 443-6 of the Labor Code is at least ten years;

-	sets the period of validity of the present delegation at eighteen months from the date of the present Shareholders' Meeting.

13th resolution

(Authorization to the Board of Directors to grant stock options)

The Shareholders' Meeting, having read the report of the Board of Directors and the auditors’ special report, and in accordance with the French Commercial Code and in particular articles L 225-177 and L 225-185 thereof:

1.	Authorizes the Board of Directors to grant on one or more occasions and to the classes of grantee indicated below, options giving entitlement to subscribe for new shares in the Company to be issued in the form of a capital increase or options to purchase existing shares in the Company previously repurchased by the Company as permitted by law.

2.	Sets the period of validity of the present delegation at thirty-eight months from the date of the present Shareholders' Meeting.

3.	Resolves that grantees shall be limited to the following classes:

• some or all employees, or certain categories of employee;

• some or all corporate officers as defined by French law;

of the Company itself or of French or foreign companies or economic interest groupings related directly or indirectly to the Company under article L 225-180 of the French Commercial Code.

4.	Resolves that the total number of options thereby granted may not give entitlement to subscribe to or purchase a number of shares in excess of 10% of the issued capital.

5.	Resolves that in the event of a grant of stock subscription options, the subscription price offered to grantees shall be set by the Board of Directors on the grant date and may not be less than 80% of the average of the opening quoted prices of the existing shares on the Paris Bourse for the 20 trading days preceding the grant date, and that no options may be granted less than 20 trading days after the detachment from the shares of rights to a dividend or to a share issue or in the circumstances mentioned in paragraph 5 of article L 225-117 of the French Commercial Code.

6.	Resolves that in the event of a grant of stock purchase options, the purchase price offered to grantees shall be set by the Board of Directors on the grant date and may not be less than either (a) 80% of the average of the opening quoted prices of the shares on the Paris Bourse for the 20 trading days preceding the grant date or (b) 80% of the average purchase price of the shares held by the Company under article L 225-208 and/or article L 225-209 of the French Commercial Code; and that no stock subscription option or stock purchase option may be granted (i) less than 20 trading days after the detachment from the shares of rights to a dividend or pre-emptive rights to a share issue, (ii) within the 10 trading days preceding or following publication of the consolidated financial statements or otherwise of the individual company financial statements, or (iii) within the period from the date on which the Board of Directors becomes aware of information which if publicly disclosed could have a material impact on the price of the Company’s shares to the day following the tenth trading day after the date on which said information is publicly disclosed.

7.	Formally records that under article L 225-178 of the French Commercial Code, the shareholders by the present delegation expressly waive their pre-emptive rights over the shares issued by exercise of stock subscription options in favor of the grantees of said options.

8.	Resolves that the Board of Directors shall have full powers, in compliance with the law, to implement the present delegation, and in particular to:
    set the terms of grant of the options and draw up a list of grantees or classes of grantees as stipulated above, and decide the conditions for adjusting the price and number of shares, in particular in the circumstances specified in articles 174-8 to 174-16 of Decree no 67-236 of March 23, 1967;

    determine the exercise period for the options hereby granted, it being stipulated that the period of validity of the options may not exceed eight years from the date of grant;
    temporarily suspend the exercise of options for a maximum of three months in the event of financial transactions involving the exercise of any right attaching to the shares;
    complete or arrange for the completion of all acts and formalities required for capital increase(s) carried out under the present authorization to be made binding, amend the bylaws accordingly, and generally do all that is necessary;
    at its sole discretion and as it sees fit, offset the cost of capital increases against additional paid in capital arising thereon, and deduct from additional paid in capital any sums required to increase the legal reserve to one-tenth of the new issued capital following each capital increase.
9.	Formally records that the present authorization voids any unused portion of any prior authorization relating to the granting of stock subscription options by the Board of Directors.

14th resolution

(Authorization for the Board of Directors to reduce the issued capital by cancellation of shares)

The Shareholders' Meeting, having read the report of the Board of Directors and the auditors’ special report, resolves:

1) to authorize the Board, in accordance with L 225-209 of the French Commercial Code and subject to adoption by the Shareholders' Meeting of the 5th resolution, to cancel on one or more occasions the shares acquired by the Company pursuant to the authorization granted by the 5th resolution of the present Shareholders' Meeting under ordinary business up to a maximum of 10% of the issued capital of the Company per twenty-four month period and to reduce the issued capital accordingly.

2) to authorize the Board of Directors and any duly authorized representative of the Board to carry out such reduction(s) in the issued capital, set the terms and formally record completion thereof, amend the bylaws accordingly, complete all formalities, measures and filings with all relevant bodies and generally do all that is necessary.

The present authorization is granted for a period of eighteen months from the date of the present Shareholders' Meeting.

15th resolution

(Powers)

The Shareholders' Meeting confers full powers on the bearer of a copy or extract of the minutes of said Meeting to carry out all necessary formalities.

Auditors’ Special Report

(Annual Meeting of Shareholders held on January 31, 2006 – 9th and 10th resolutions)

To the Shareholders,

In our capacity as statutory auditors of your company and in accordance with the terms of our engagement pursuant to the French Commercial Code and Articles L.225-135 and L.228-92, we hereby submit our report on the proposed issuance of various securities that grant immediate or deferred access to a share in your Company’s capital, with or without preferential subscription rights, as described in the 9th and 10th resolutions, on which you are being asked to deliberate and vote.

On the basis of their report, the Board of Directors shall request that you grant it full authority to carry out and to define the terms and conditions of this transaction for a period of 26 months and where necessary to waive your preferential subscription rights.

-	The 9th resolution provides for the issuance on one or more occasions, with retention of preferential subscription rights, of shares in the Company or various securities that grant immediate or deferred access to your Company’s share capital.

It is understood that:

the principal amount of immediate or future capital increases carried out by virtue of the aforementioned authorization may not exceed 63 million euros or the equivalent amount thereof, it being understood that this authorization shall be included in and may not exceed the principal amount of shares that will be granted by virtue of the 10th resolution.

the principal amount of the debt securities may not exceed 540 million euros or the equivalent amount thereof, it being understood that this authorization shall be included in and may not exceed the amount of debt securities that will be granted by virtue of the 10th resolution.

-	The 10th resolution provides for the issuance by way of a public offering, with a waiver of preferential subscription rights, of the same securities, with the same limits of amount as the aforementioned securities mentioned in the 9th resolution, it is understood that this authorization shall be included in and may not exceed the amounts in the aforementioned 9th resolution. It is also understood that these securities may be issued as consideration for securities tendered to the Company under a public exchange offer that fulfils the conditions laid down in article L 225-148 of the French Commercial Code.

We performed our procedures in accordance with professional standards applicable in France. Those standards require us to perform procedures to review the basis used to calculate the issue price of the equity securities.

Since the issue price of the equity securities has not been determined, we are not in a position to, and do not express an opinion in connection with the information given on the terms and conditions that will ultimately govern them or with regard to the 10th resolution on Management’s recommendation that you elect to waive the preferential subscription right, although this waiver is consistent with the type of transactions being submitted to your approval.

In accordance with Article 155-2 of the French Decree of March 23, 1967, we will submit a supplementary report when an issuance is made by your Board of Directors.

Neuilly and Paris La Défense, November 15, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit
Département de KPMG SA

Hubert Toth	Patrick-Hubert Petit
Associé

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Special Report of Statutory Auditors
on the Equity Issue Reserved for Employees

(Annual Meeting of Shareholders held on January 31, 2006 – 12th resolution)

To the Shareholders,

In our capacity as statutory auditors of your company, and in accordance with the terms of our engagement set forth in Article L.225-138 of the French Commercial Code, we hereby submit our report on the proposed issuance of securities which grant a right to a share of the Company’s capital, reserved for employees of the Company and its affiliates within the meaning of article L. 225-180 of the French Commercial Code. You are being asked to deliberate and vote on the aforementioned proposed issuance.

On the basis of their report and in accordance with Article L.225-129-6 of the French Commercial Code, your Board of Directors shall request that you grant it full authority to carry out and to define the terms and conditions of this transaction, for a period of 18 months and as provided for by Article L.443-5 of the French Labor Code shall request a waiver of your subscription rights.

The maximum principal amount of the capital increases in respect of such issuances is 10% of the amount of the capital increase that may be issued by virtue of the 9th and the 10th resolution.

In accordance with the terms of article L.443-5 of the French Labor Code, the Board of Directors will determine the stock purchase price which may neither be higher than the average price of the company’s shares during the twenty trading days preceding the day fixing the opening date of the subscription period, nor lower than 20% of this average, or 30 % if the lock-up period specified in the plan under article L 443-6 of the Labor Code is at least ten years.

We performed our procedures in accordance with professional standards applicable in France. Those standards require us to perform procedures to review the basis used to calculate the issue price of the equity securities to be issued.

Subject to the subsequent examination of the terms and conditions governing the proposed issuances, we are not in a position to, and do not express an opinion in connection with the information given relating to the basis used to calculate the issue price of the equity securities, as disclosed in the Board of Directors’ report.

Since the issue price of the equity securities has not been determined, we are not in a position to, and do not express an opinion in connection with the information given on the terms and conditions that will ultimately govern them or on Management’s recommendation that you elect to waive the preferential subscription right, although this waiver is consistent with the type of transactions being submitted to your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will submit a supplementary report when a capital increase is carried out by your Board of Directors.

Neuilly and Paris La Défense, November 15, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit
Département de KPMG SA

Hubert Toth	Patrick-Hubert Petit
Associé	Associé

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Special Report of the Statutory Auditors on Stock Purchase
or Stock Subscription Options Granted to Eligible Employees

(Annual Meeting of Shareholders held on January 30, 2006 – 13rd resolution)

To the Shareholders,

In our capacity as statutory auditors of the Company and in accordance with the terms of our engagement pursuant to Article L.225-177 of the French Commercial Code and Article 174-19 of the French Decree of March 23, 1967, we hereby submit our report on stock purchase or stock subscription options granted to employees and officers as defined by French law, or to some of them, of the Company or any of its affiliates within the meaning of Article L.225-180 of the French Commercial Code.

It is the responsibility of the Board of Directors to prepare a report on the terms and conditions under which these stock purchase and/or stock subscription options may be granted. Our role is to express an opinion on the proposed terms and conditions under which the subscription or purchase price is established.

The number of options thereby granted may not give rise to an entitlement to subscribe to or purchase a number of shares in excess of 10 % of the issued capital.

We performed our work in accordance with the professional standards applicable in France. Those standards require that we plan and perform procedures to verify that the terms and conditions for setting the subscription or purchase price are mentioned in the report of the Board of Directors, that they comply with the legislation in force, that they sufficiently inform the shareholders and that they do not appear to be materially inappropriate.

We have no matters to report on the proposed terms and conditions.

Neuilly and Paris La Défense, November 15, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit
Département de KPMG SA

Hubert Toth	Patrick-Hubert Petit
Associé	Associé

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Special Report of Statutory Auditors on a Share Capital
Reduction through the Cancellation of Purchased Shares

(Annual Meeting of Shareholders held on January 30, 2006 – 14th resolution)

To the Shareholders,

In our capacity as statutory auditors of Sodexho Alliance, and in accordance with the terms of our engagement set forth in Article L.225-209, paragraph 5 of the French Commercial Code, in the event of a share capital reduction through the cancellation of purchased shares, we hereby submit our report containing our assessment of the reasons for, and the terms and conditions of the proposed capital reduction.

We performed our procedures in accordance with professional standards applicable in France. Those standards require us to perform procedures to assess whether the reasons for, and the terms and conditions of, the proposed capital reduction are legitimate and lawful.

This transaction is to be carried out in connection with the repurchase by your Company of its own shares pursuant to the provisions of Article L.255-209 of the French Commercial Code, limited to 10% of the Company’s capital. This purchase authorization is submitted for your approval in the 5th resolution and would be given for a period of 18 months.

Your Board of Directors requests that you grant it full authority for a period of 18 months, within the context of the authorization for your Company to purchase its own shares, to cancel the shares of stock purchased, within the limit of 10% of the stated capital of its Company in any given 24-month period.

We have no matters to report on the reasons for, or the terms and conditions of, the aforementioned proposed capital reduction. We remind you that this capital reduction is subject to prior shareholder consent to the repurchase by your Company of its own shares.

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit
Département de KPMG SA

Hubert Toth	Patrick-Hubert Petit
Associé	Associé

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

GLOSSARY

ADR

  Abbreviation for “American Depositary Receipt”. An ADR is a registered certificate issued by an American bank to represent ownership of a share or bond issued by a publicly-traded non- American company. ADRs are quoted in US dollars, but the underlying shares or bonds are denominated in their original currency and are held in deposit by a bank, known as the custodian, in the country of issue. ADRs enable a non-American company, subject to certain conditions, to be quoted in the United States. One Sodexho Alliance share is represented by one Sodexho Alliance ADR. Dividends and voting rights belong to the ADR holder.

COSO

  COSO was formed in the United States in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private sector initiative jointly sponsored by major professional associations chaired by James C. Treadway. COSO issued recommendations to public companies and independent accountants in the form of an integrated framework for internal control, which forms the basis for the application of certain provisions of the Sarbanes-Oxley Act.
  Number of sites
  The number of sites corresponds to the number of profit centers in the Group.
  Group net income
  Group net income is total net income generated by all Group companies minus the portion of net income attributable to minority investors in subsidiaries not wholly owned by Sodexho.
  Intensity risk
  Risks which due to their frequency and gravity must be transferred to the insurance market.
  Issued volume
  The face value of vouchers and cards multiplied by the number of vouchers and cards issued.
  Organic Growth
  Organic growth is the increase of revenues, at constant exchange rates, and excluding the impact of acquisitions or divestitures of subsidiaries for a twelve month period.
  Retention rate

The retention rate equals prior-period revenues from contracts lost by Sodexho (to rivals or due to a decision not to outsource) divided by total prior-period revenues for the entity in question. Also included are contracts terminated by Sodexho, and site closures (including the effect of relocations).

This is a comprehensive retention rate. Other companies may calculate their retention rates on a different basis.

  Work-related accident frequency rate
  Number of accidents per million hours worked.
  Work-related accident severity rating
  Number of days’ work lost due to work-related accidents per million hours worked.

Responsibility for the Reference Document
and the Audit of the Financial Statements

1. Responsibility for the Document de Référence (French- language equivalent of the Reference Document)

“Having taken all reasonable precautions, we hereby declare that the information contained in this Document de Référence is to the best of our knowledge in accordance with reality; it includes all information necessary for investors to form a judgment concerning the assets and liabilities, operations, financial position, results and future prospects of the Company; and it contains no omissions that would alter its impact.

We have obtained from our statutory auditors an engagement completion letter in which they declared, having checked the information relating to the financial position and the accounts presented or included by reference in this document and having read this entire document. This was done in conformity with the laws and regulations and with French professional standards.”

Finally, the Company made two changes in its accounting methodology which were mentioned by the auditors in their reports on the Consolidated Financial Statements and on the Individual Company Financial Statements. The change in the Consolidated Financial Statements relates to the retirement and other long-term employee benefits (see p. 195-196 of this Reference Document) and the second change in the Individual Company Financial Statements relates to the conditions under which a provision may be recognized in the books of the parent company covered by a group tax election (see p. 257-258 of this Reference Document).

The Chief Executive Officer
MICHEL LANDEL

2. Responsibility for the audit of the financial statements

Auditors		First appointed	Term of	Term of office
			office	expires

Principal auditors

•	PRICEWATERHOUSECOOPERS AUDIT	February 22,	6 years	Annual Shareholders'
	63, rue de Villiers	1994		Meeting held in 2011 to
	92208 Neuilly sur Seine, France			adopt the financial
	Registered no. RCS Nanterre 672 006 483			statements for fiscal 2010
Represented by Hubert Toth
•	KPMG AUDIT, DEPARTEMENT DE KPMG S.A.	February 4,	6 years	Annual Shareholders'
	2 bis, rue de Villiers	2003		Meeting held in 2009 to
	92309 Levallois-Perret Cedex, France			adopt the financial
	Registered no. 775 726 417			statements for fiscal 2008
Represented by Patrick-Hubert Petit

Alternate auditors

•	PATRICK FROTIEE	February 25,	6 years	Annual Shareholders'
	63, rue de Villiers	1997		Meeting held in 2011 to
	92208 Neuilly sur Seine, France			adopt the financial
statements for fiscal 2010
•	DIDIER THIBAUT DE MENONVILLE	February 4,	6 years	Annual Shareholders'
	2 bis, rue de Villiers	2003		Meeting held in 2009 to
	92309 Levallois-Perret Cedex, France			adopt the financial
statements for fiscal 2008

Reconciliation table

The table below cross-refers to the main headings required by European Regulation 809/2004, which implemented the “Prospectus Directive” (Directive 2003/71/EC of the European Parliament and Council) on the prospectus to be published when securities are offered to the public or admitted to trading. Disclosures that are not applicable to Sodexho Alliance are marked “N/A”.

In accordance with Note 1 from CE 809/2004 policy	PAGES
1. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT	306
2. STATUTORY AUDITORS	307
3. SELECTED FINANCIAL INFORMATION	9-12
4. RISK FACTORS	129-136
5. GENERAL INFORMATION 5.1. History 5.2. Investments	156-158 238
6. OVERVIEW OF BUSINESS	45-81
7. ORGANISATION CHART 7.1. Group description 7.2. Main affiliates	155 159-168
8. TANGIBLE FIXED ASSETS	N/A
9. FINANCIAL POSITION AND OPERATING PROFIT ANALYSIS	190-239
10. CASH AND CAPITAL 10.1 General information on the capital 10.2 Cash flow statement 10.3 Information on borrowing conditions and on the financing	286-289 192 214-218
11. RESEARCH AND DEVELOPMENT, PATENT AND LICENSES	31-34
12. INFORMATION ON TRENDS	188-189
13. PROFIT FORECAST OR ESTIMATE	N/A

14. BOARD OF DIRECTORS AND SENIOR MANAGEMENT 14.1. Members of the Board of Directors and Senior Management 14.2. Absence of potential conflict of interest	82-106 104-105
15. COMPENSATION AND BENEFITS	103-108
16. DUTIES OF THE BOARD OF DIRECTORS	83-87 ; 117
17. EMPLOYEES 17.1. Number of Employees 17.2. Stock options and employees’ profit sharing plans 17.3. Employees participation in Share Capital	10;240 109-111; 238 288-289
18. PRINCIPAL SHAREHOLDERS	113-114
19. RELATED PARTY TRANSACTIONS	115-116
20. FINANCIAL INFORMATION CONCERNING ASSETS, FINANCIAL POSITION AND
 COMPANY OPERATING PROFIT
 20.1. Historical financial information
 20.2. Pro forma financial information
 20.3. Financial statements
 20.4. Financial information control
 20.5. Date of the last financial information
 20.6. Intermediary and other financial information
 20.7. Dividend distribution policy
20.8. Litigation	1 N/A 190-232 ; 252-275 233-234 ; 276-278 1 N/A 185-186 238-239
21. OTHER INFORMATION 21.1. General information on the share capital 21.2. General information on the Company	286 283-285
22. MATERIAL CONTRACTS	284
23. INFORMATION COMING FROM THIRD PARTIES, EXPERT DECLARATIONS AND
INTEREST DECLARATIONS	N/A
24. INFORMATION AVAILABLE TO THE PUBLIC	1
25. INFORMATION RELATING TO SUBSIDIARIES	274-275

This document may contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimated,” “project,” “plan,” “pro forma,” and “intend” or future or conditional verbs, such as “will,” “would,” and “may.” Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: January 13, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer